OMZ

RECEIVED

2004 MAY -4 P 12:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: April 21, 2004

04024807

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: United Heavy Machinery – OMZ (Uralmash-Izhora Group)
(Formerly known as URALMASH ZAVODY)
Exemption No.: 82-5063

Dear Sir/Madam:

In connection with United Heavy Machinery's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the 2002 Annual Report, US GAAP audited financial results for the 6 months of 2003 and the Listing Particulars for the introduction of the Company's ADR's to the Official List of the Financial Services Authority of the United Kingdom.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-13066, which was declared effective by the SEC on January 15, 2001.

Sincerely,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

Marina Nacheva
Head of Investor Relations
OMZ (Uralmash-Izhora Group)

Interim Consolidated Financial Statements

OAO OMZ (Uralmash-Izhora Group)

The six months ended June 30, 2003

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Financial Statements

The six months ended June 30, 2003

Contents

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Balance Sheet (unaudited)

(In thousands of US dollars)

	June 30, 2003	December 31, 2002
Assets		
Current assets:		
Cash and cash equivalents *(Note 5)*	25,758	29,750
Short-term investments *(Note 6)*	5,563	11,934
Trade accounts receivable, net *(Note 7)*	33,957	54,584
Due from related parties *(Note 8)*	19,451	2,918
Inventories, net *(Note 9)*	201,426	161,736
Costs and recognized income not yet billed *(Note 10)*	27,372	23,195
Prepaid expenses and advances to suppliers	79,780	23,610
Other current assets *(Note 11)*	84,008	38,314
Total current assets	**477,315**	**346,041**
Plant and equipment, net *(Note 12)*	207,872	201,359
Long-term investments, net *(Note 13)*	19,271	12,828
Due from related parties, long-term *(Note 8)*	15,334	2,374
Trade accounts receivable, long-term *(Note 7)*	3,901	13,508
Other long-term receivables *(Note 20)*	36,804	-
Patents and other non-current assets *(Note 3)*	14,361	13,837
Goodwill *(Note 4)*	9,104	2,585
Total assets	**783,962**	**592,532**
Liabilities and Shareholders' Deficiency		
Current liabilities:		
Trade accounts payable and accruals	33,436	32,257
Advances received and deferred revenues *(Note 14)*	105,522	91,139
Billings in excess of costs and recognized income *(Note 10)*	21,181	23,110
Accumulated billings over related cost *(Note 10)*	1,426	1,509
Taxes payable *(Note 16)*	40,835	35,902
Payroll and related obligations	12,645	10,206
Due to related parties *(Note 8)*	78,469	5,059
Deferred taxes *(Note 15)*	7,877	3,514
Short-term borrowings *(Note 17)*	54,054	53,329
Current portion of long-term debt *(Notes 19)*	4,113	3,248
Other payables	22,060	24,429
Total current liabilities	**381,618**	**283,702**
Non-convertible bonds *(Note 18)*	55,340	28,646
Billings in excess of cost and recognized income, long-term *(Note 10)*	16,574	13,508
Long-term debt *(Note 19)*	33,042	32,471
Long-term accounts payable	3,589	1,013
Other long term debt *(Note 20)*	36,804	-
Taxes payable, long-term *(Note 16)*	34,587	33,236
Deferred taxes, non-current *(Note 15)*	11,563	1,471
Total liabilities	**573,117**	**394,047**
Minority interest *(Note 21)*	228,074	229,877

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Balance Sheet (unaudited)

(In thousands of US dollars)

	June 30, 2003	December 31, 2002
Shareholders' deficiency *(Note 22)*:		
Common stock (0.1 ruble par value per share), 66,250,000 shares authorized and 35,350,000 shares issued as of June 30, 2003 and December 31, 2002; 31,776,282 and 31,375,282 shares outstanding as of June 30, 2003 and December 31, 2002, respectively	609	582
Cumulative preferred stock (0.1 ruble par value and liquidation value per share), 2,750,000 shares authorized, issued and outstanding	50	48
Additional paid-in capital	81,643	75,644
Treasury stock, 3,573,718 and 3,974,718 shares of common stock as of June 30, 2003 and December 31, 2002, respectively	(12)	(13)
Accumulated deficit (Note 3)	(93,633)	(107,653)
Accumulated other comprehensive loss (Note 3)	(5,886)	-
Total shareholders' deficiency	(17,229)	(31,392)
Total liabilities and shareholders' deficiency	**783,962**	**592,532**

The accompanying notes are an integral part of these interim consolidated financial statements.

Chief Operating Officer

Lipsky S. V.

Financial Reporting,
Tax & Audit Director
Khaletskaya L. N.

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Statement of Income (unaudited)

(In thousands of US dollars, except for per share amounts)

	Six months ended June 30, 2003	Six months ended June 30, 2002
Sales	215,702	202,871
Cost of sales	(154,480)	(148,321)
Gross margin	**61,222**	**54,550**
Selling, general and administrative expenses	(51,248)	(37,719)
Release from (provision for) doubtful accounts receivable	(625)	2,083
Release from obsolete inventory	1,003	6,231
Impairment of property, plant and equipment	-	(936)
Release from obsolete equipment under construction	97	594
Income from operations	**10,449**	**24,803**
Other income (expense)		
Interest income	1,162	969
Interest expense	(8,463)	(6,023)
Investment income	417	-
Investment loss	(208)	(845)
Gain on sale of non-core business units *(Note 23)*	12,881	128
Gain on release from tax penalties	556	-
Provision for tax penalties	(645)	(1,251)
Foreign exchange gain *(Note 3)*	2,815	2,321
Other non-operating (losses) gains	(4,118)	(4,004)
Income before income taxes and minority interest	**14,846**	**16,098**
Income tax expense *(Note 15)*	(3,216)	(8,922)
Income before minority interest	11,630	7,176
Minority interest in net loss (income) of subsidiaries	2,518	(2,586)
Net income	**14,148**	**4,590**
Other comprehensive income (loss), net of income tax		
Unrealized holding income (loss) from available for sales securities	-	849
Cumulative translation adjustment *(Note 3)*	(4,648)	-
Deferred tax recognized as other comprehensive loss *(Note 3)*	(1,238)	-
Comprehensive income	**8,262**	**5,439**
Basic and diluted net income per share	0.45	0.15
Basic and diluted comprehensive income per share	0.26	0.17
Average shares of common stock outstanding	31,776,282	31,375,282

The accompanying notes are an integral part of these interim consolidated financial statements.

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Statement of Changes in Shareholders' Deficiency (unaudited)

(In thousands of US dollars, except for share amounts)

	Common stock		Cumulative preferred stock		Additional paid-in-capital			Treasury common stock				
	Shares	Amount	Shares	Amount	Common and preferred stock	Treasury Stock	Total	Shares	Amount	Accumulated deficit	Accumulated other comprehensive income (loss) *(Note 3)*	Total
Balances as of December 31, 2001	35,350,000	582	2,750,000	48	73,844	1,800	75,644	(3,974,718)	(13)	(146,609)	(1,213)	(71,561)
Change in unrealized loss on sale of available for sale securities	-	-	-	-	-	-	-	-	-	-	849	849
Net income	-	-	-	-	-	-	-	-	-	4,590	-	4,590
Balances as of June 30, 2002	**35,350,000**	**582**	**2,750,000**	**48**	**73,844**	**1,800**	**75,644**	**(3,974,718)**	**(13)**	**(142,019)**	**(364)**	**(66,122)**
Balances as of December 31, 2002	35,350,000	582	2,750,000	48	73,844	1,800	75,644	(3,974,718)	(13)	(107,653)	-	(31,392)
Treasury stock issued to management	-	-	-	-	-	2,434	2,434	401,000	2	-	-	2,436
Deferred tax recognized as other comprehensive loss *(Note 3)*	-	-	-	-	-	-	-	-	-	-	(1,238)	(1,238)
Cumulative translation adjustment *(Note 3)*	-	27	-	2	3,480	85	3,565	-	(1)	-	(4,648)	(1,055)
Dividends accrued	-	-	-	-	-	-	-	-	-	(128)	-	(128)
Net income	-	-	-	-	-	-	-	-	-	14,148	-	14,148
Balances as of June 30, 2003	**35,350,000**	**609**	**2,750,000**	**50**	**77,324**	**4,319**	**81,643**	**(3,573,718)**	**(12)**	**(93,633)**	**(5,886)**	**(17,229)**

The accompanying notes are an integral part of these interim consolidated financial statements.

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Statement of Cash Flows (unaudited)

(In thousands of US dollars)

	Six months ended June 30	
	2003	**2002**
Net income	14,148	4,590
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation of plant and equipment	13,001	10,622
Amortization of patents	1,042	-
Foreign exchange gain	(3,281)	(2,321)
Deferred tax expense	1,559	5,379
Provision (release from) for doubtful accounts receivable	625	(2,083)
Release from obsolete inventories	(1,003)	(6,231)
Release from obsolete equipment under construction	(97)	(594)
Impairment loss	-	936
Investment income	(417)	-
Investment loss	208	1,694
Minority interest in net income (loss) of subsidiaries	(2,518)	2,586
Gain on sale of non-core business units	(12,881)	(128)
Gain on release from tax penalties	(556)	-
Provision for tax penalties	180	1,251
Loss on disposal of PP&E	229	-
Net change before change in working capital	10,239	15,701
Changes in assets and liabilities, net of effects of purchase of new subsidiaries:		
Trade accounts receivable	22,037	16,847
Inventories	(29,527)	29,823
Costs and recognized income not yet billed	(2,995)	(13,055)
Taxes receivable	(25,251)	3,593
Prepaid expenses and advances to suppliers	(53,000)	(474)
Other current assets	(4,101)	(8,657)
Trade accounts receivable long term	(3,915)	(13,367)
Trade accounts payable and accruals	988	(9,155)
Advances received	52,971	(25,512)
Accumulated billings over related costs	(150)	(6,496)
Payroll and related obligations	4,112	4,365
Taxes payable	2,542	(15,461)
Amounts due to and from related parties	8,899	13,365
Billings in excess of costs and recognized income	(571)	2,873
Other payables	4,886	3,526
Net cash used in operating activities	**(12,836)**	**(2,084)**

OAO OMZ (Uralmash-Izhora Group)

Interim Consolidated Statement of Cash Flow (unaudited)

(In thousands of US dollars)

	Six months ended June 30	
	2003	**2002**
Cash Flows from Investing Activities		
Net cash paid in acquisition of		
Zarubezhenergoproekt *(Note 4)*	(1,082)	-
Biolink technologies International inc. *(Note 4)*	(3,335)	-
SF Almaz	(6,770)	(4,461)
UPET	-	(558)
Friede Goldman	-	(15,140)
Other subsidiaries	-	(1,682)
Net proceeds from disposal of short-term investments	2,633	4,689
Purchases of plant and equipment	(8,422)	(7,457)
Proceeds from disposal of plant and equipment	763	3,104
Proceeds from disposals of non-core business units	-	128
Purchase of Atomenergoexport *(Note 13)*	(4,940)	-
Purchase of Volgograd Shipbuilding Plant *(Note 13)*	(2,170)	-
Purchase of other long-term investments	(339)	(974)
Proceeds from sale of long-term investments	1,712	859
Purchases of other non current assets	(96)	(287)
Net cash used in investing activities	**(22,046)**	**(21,779)**
Cash Flows from Financing Activities		
Net proceeds from short-term loans and borrowings	(2,335)	19,009
Net proceeds from long-term loans and borrowings	1,556	527
Repayment of long term debt	-	(1,530)
Proceeds from issuance of non-convertible bonds	28,791	5,850
Redemption of non-convertible bonds	(4,171)	-
Proceeds from related party loans	5,805	1,857
Net cash provided by financing activities	**29,646**	**25,713**
	-	-
Effect of exchange rate changes on cash and cash equivalents	1,245	(521)
Net change in cash and cash equivalents	(5,237)	1,330
Cash and cash equivalents at beginning of year	29,750	15,267
Cash and cash equivalents at end of year	25,758	16,596
Supplementary cash flow information:		
Interest paid	8,333	6,428
Income taxes paid	2,237	1,966
Supplementary disclosure of non-cash activities:		
Conversion of Biolink promissory notes into shares	1,382	-

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands of US dollars, unless otherwise stated)

1. Description of Business

Open Joint Stock Company ("OAO") Obedinennye Mashinostroitelnye Zavody (Uralmash-Izhora Group) (the "Parent Company" or "OMZ"), formerly OAO United Heavy Machinery (Uralmash-IzhoraGroup) and OAO Uralmash-Zavody, is incorporated in Ekaterinburg, in the Sverdlovsk Region of the Russian Federation, in 1996 and is a holding company with controlling interests in a number of production, engineering, trading and investment entities (collectively referred to as the "Company" or the "Group"). The Company organizes its business along six major business lines: drilling equipment (oil and gas rigs), equipment for nuclear power plants , mining equipment, shipbuilding, specialty steels and machinery manufacturing services. Below is the description of business of the Company's most significant subsidiaries:

OAO Ural Heavy Machine-Building Plant ("Uralmash"), a manufacturer of heavy machinery, including, on-shore and off-shore drilling equipment, quarry shovels, hot and cold rolling equipment, continuous casting units, mills and mill equipment, was founded in 1933 in Ekaterinburg. Uralmash was instrumental in the industrialization of the Soviet Union, particularly in the mining and metallurgical industries. During World War II, Uralmash changed its focus to the manufacturing of military tanks and fighter planes, converting back to the production of heavy machinery following the war. In December 1992, Uralmash was registered as an open joint stock company in accordance with the laws of the Russian Federation, allowing the public trade of Uralmash shares. In 1997, the Parent Company acquired a controlling stake in Uralmash through stock swaps with the previous shareholders.

OAO Izhorskiye Zavody ("Izhorskiye Zavody"), a manufacturer of heavy engineering machine-building and metallurgical products, equipment for nuclear power plants and mining equipment, was founded in 1722 in St. Petersburg and is one of the oldest plants in Russia. Izhorskiye Zavody was formerly a state owned production association. In 1992, Izhorskiye Zavody was re-organized into an open joint stock company. In 1998, the Parent Company acquired 46.53% of the Izhorskiye Zavody shares for cash and issuance of shares. In September 1999, the Parent Company acquired an additional 20.65% of interest in Izhorskiye Zavody for cash, and has been consolidating Izhorskiye Zavody since that date.

OAO Welded and Machine-Building Structure Plant ("ZSMK"), a manufacturer of electrical line pilings, drilling equipment, and custom metal construction, was founded in 1980 in the Sverdlovsk region and was formerly a state owned production association. Subsequently ZSMK was re-organized into an open joint stock company. In 1997, the Parent Company acquired a controlling stake in ZSMK through stock swaps with the previous shareholders.

OAO Krasnoe Sormovo Plant ("Krasnoe Sormovo"), a manufacturer of sea-river tankers and dry-cargo vessels for shipping companies and circulation systems for oilrigs, was founded in 1849 in Nizhniy Novgorod, and was formerly a state owned production association specializing in the manufacturing of military vessels and submarines. In 1994, Krasnoe Sormovo was re-organized into an open joint stock company and switched its facilities to the manufacturing of non-military fleet. The Parent Company obtained a controlling interest in Krasnoe Sormovo in 2000.

OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika"), a manufacturer of drilling equipment, Burovaya Tekhnika, was founded in 1953 in Moscow and has subsidiaries in Volgograd, Lubertsy and Perm. Besides manufacturing drilling equipment, Burovaya Tekhnika currently carries out research and development for the oil drilling industry and provides drilling services to oil companies. In the course of 1997-2001, the Parent Company acquired a controlling interest in Burovaya Tekhnika.

(In thousands of US dollars, unless otherwise stated)

1. Description of Business (continued)

During 2001-2002, the Parent Company acquired a controlling interest in S.C. UPET, S.A. ("UPET"), a Targovisty-based Romanian facility specializing in the manufacturing of drilling equipment, specifically mobile drilling units, with plans to use UPET as an expansion platform to strategically important Middle East and North Africa markets traditionally served by UPET.

In 2002, the Company acquired a 72.77% interest in OAO SF Almaz ("Almaz"), a shipbuilding facility based in St. Petersburg that develops and manufactures a wide range of civil, military and special-purpose sea and river vessels, including air-cushioned landing craft and multi-purpose hovercrafts and patrol boats.

On 8 January 2003, the Company acquired approximately 20% of the issued shares in ZAO Atomenergoexport (AEE) for a total consideration of approximately US$4.9 million. As 50% of AEE's shares are held as treasury shares, this effectively gave the Company a 40% interest. AEE's primary business is the export of nuclear power plant equipment and services and AEE owns 49% of the issued shares in ZAO Atomstroyexport (ASE). As approximately 9% of ASE's shares are held as treasury shares, AEE has an effective 54% interest in ASE (Note 13).

The Company continues to make ongoing efforts to expand its market presence and modernize its facilities through a series of acquisitions of Russian and foreign entities in similar industries (Note 4).

The Company is one of the largest manufacturers of heavy engineering products in Russia. The Company's main customers include certain Russia's largest oil and gas companies, metallurgical plants, transportation and mining companies, in addition to the developers of certain nuclear power stations. Approximately 46% and 34% of its revenues for the six months ended June 30, 2003 and June 30, 2002, respectively, came from sales outside of Russia, mostly sales of nuclear power plant equipment to Asia-based nuclear power stations and sales of mining equipment to customers in Asia.

2. Financial Position

As of June 30, 2003, the Company's interim consolidated balance sheet reflected an accumulated deficit of US$93,633. Accumulated deficit is the result of net losses incurred prior to 2000, including substantial impairment charges to property, plant and equipment in 1999. The nature of the Company's growing business, combined with the long-term nature of its production cycle, requires the Company to continue to invest cash in inventory prior to receiving cash from its customers. In the six months ended June 30, 2003, net investments in working capital totaled US$23,075, and cash flows from operating activities were negative US$12,836. In addition, the Company had negative cash flows from operating activities of US$2,084 including net investments in working capital of US$17,785, during the six months ended June 30, 2002. Management continues to implement actions to better manage this cash flow cycle.

These factors could raise doubt as to the Company's ability to continue its operations as a going concern. The accompanying interim consolidated balance sheet do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Management of the Company believes that the Company has sufficient financial resources to maintain current operations. Management also believes that the current market situation in Russia and projected future business development of the Company will allow management to further improve the financial position and cash flow from operations of the Company. Specifically, the Company's plans and actions include the following:

(In thousands of US dollars, unless otherwise stated)

2. Financial Position (continued)

- As of October 01, 2003, the Company has significant existing long-term contracts for the future production of nuclear power station equipment to be exported to China and India.
- As of October 01, 2003, the Company has significant existing contracts totaling US$1,142.6 million including contracts for the construction of ships and vessels totaling US$619.9 million. Included in this amount is the contract for the sale of a submarine to the Chinese Navy executed in 2003 for which the completion is expected in 2005. Furthermore, the Company has continued to experience growth in demand for its products, resulting in a significant future production portfolio, many of which extend for several years.
- Over the past six months the Company has successfully worked with banks and financing institutions to secure necessary financing for the long-term contracts in process and for other investing needs. Based on the terms of existing contracts as well as its recent experience, management of the Company expects to be able to continue to secure necessary short-term and long-term financing for its operational and investing cash flow requirements.
- During 2003, Management has continued to restructure its operations to increase its efficiency and reduce costs. Management has also, over the past several years, implemented a program to divest of non-core businesses and increase its business in core, higher margin business lines. Management expects these actions to continue to improve its profitability and results of operations.

Management believes that the indicators that could raise doubt about the Company's ability to continue as a going concern are substantially mitigated by the above factors, as well as its overall evaluation of its business environment. As a result, the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue operations in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

3. Significant Accounting Policies

These unaudited interim consolidated financial statements should be read in conjunction with the OAO Obedinennye Mashinostroitelnye Zavody"), formerly OAO United Heavy Machinery (Uralmash-Izhora Group) audited consolidated financial statements for the year ended December 31, 2002. These consolidated financial statements, in the opinion of management, include all adjustments necessary for a fair statement of the consolidated results of operations, financial position, and cash flows for each period presented. The results for the six months ended June 30, 2003 are not necessarily indicative of results to be expected for the full fiscal year 2003 or any other future periods.

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of consolidation and presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

Significant intercompany balances and transactions have been eliminated in the consolidation. The following subsidiaries have been included in the Company's consolidated financial statements as of June 30, 2003:

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Basis of consolidation and presentation (continued)

Name	Principal activities	Country of incorporation	Stake held by the HoldingParent Company or its subsidiaries
Production subsidiaries:			
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Production of drilling, mining and metallurgical equipment	Russia	69.16%
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Production of mining equipment and equipment for nuclear power plants	Russia	75.48%
OAO Welded and Machine-Building Structure Plant ("ZSMK")	Production of drilling equipment	Russia	73.62%
OAO Krasnoe Sormovo Plant"("Krasnoe Sormovo")	Shipbuilding	Russia	60.87%
OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika")	Production of drilling equipment, components and research and development for oil companies	Russia	55.09%
OAO SF Almaz ("Almaz")	Shipbuilding and repair	Russia	72.77%
OOO OMZ SpecStal ("SpecStal")	Production of specialty steels	Russia	100%
S.C. UPET S.A. ("UPET")	Production of mobile rings and components for offshore rigs and multi-purpose metal valves	Romania	66%
OAO Zavod Nizhegorodskiy Teplokhod ("Nizhegorodsky Teplokhod")	Production of port facilities, floating cranes, maintenance ships.	Russia	55.68%
Third International Shipbuilding Plant	Shipbuilding and repair	Russia	73.93%
OAO Pavlovsky Machinery Plant ("Pavlovsky Machinery Plant")	Production of down-hole motors and turbo drills	Russia	64.91%
NPO Neftegazotekhnika	Production of drilling equipment	Russia	76%
ZAO OMZ NEMO	Chemical production	Russia	100%
ZAO Avtomatika	Drilling equipment	Russia	100%
Trading subsidiaries:			
ZAO UMZ-Engineering	Sales of products manufactured by Uralmash	Russia	100%
ZAO UMZ-Trading Company	Sales of products manufactured by Uralmash	Russia	100%
OOO OMZ Sibir	Sales of mining equipment	Russia	75%
OOO Energosnabzhayuschaya kompaniya	Sales of energy resources	Russia	100%
OOO OMZ	Corporate services	Russia	100%
Friede Goldman Marketing, B.V.	Sales of engineering services	The Netherlands	75%
ZAO Uralmash-Service	Sales of products manufactured by Uralmash	Russia	100%
Engineering and research subsidiaries:			
OMZ Morskie & Neftegazovye Proekty ("OMZ Onshore and Offshore")	Sales of products of shipbuilding and oil and gas equipment segment	Russia	100%

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Basis of consolidation and presentation (continued)

Name	Principal activities	Country of incorporation	Stake held by the HoldingParent Company or its subsidiaries
ZAO Komplekt AtomIzhora	Engineering and installation of nuclear power plant equipment	Russia	100%
OOO OMZ Gornoe oborudovanie i tehnologii («GoiT»)	Engineering Sales of mining equipment	Russia	100%
OAO VPI Proektverf	Engineering and research	Russia	54.39%
OAO Zarubezhenergoproekt	Engineering and research	Russia	50.94%
OAO NPO VNIIPTMASH	Engineering and research	Russia	75%
BioLink Technologies International, Inc.	Development, manufacturing and marketing of advanced fingerprint biometric products	USA	38.6%
FGL Buyer, LLC	Naval architecture and marine engineering in the offshore drilling	USA	75%
Other and non-core subsidiaries:			
ZAO Uralmash-Tovary	Production of consumer goods	Russia	81%
OOO Autocomplect	Production of mufflers	Russia	100%
OOO Firm Izoterm	Production of converters	Russia	80%
OOO Instrument	Production of instruments	Russia	100%
OAO Novotrast	Investing activities	Russia	100%
OOO OMZAR	Investing activities	Armenia	100%
United Heavy B.V.	Investing activities	The Netherlands	100%
OMZ Investments Co. (America)	Investing activities	USA	100%
UHM Investments Ltd.	Investing activities	British Virgin Islands	100%
UHM Investments NV	Investing activities	The Netherlands	100%
Shipley Trading, Ltd. BVI	Investing activities	British Virgin Islands	100%
Friede Goldman United, Ltd.	Royalties and license fees from FGL Buyer, LLC	USA	75%
ZAO Almaz Center Invest	Investing activities	Russia	58.33%
OOO Machine-Building Plants Support Company	Procurement of raw materials and spare parts to main production units	Russia	100%
OOO OMZ Center	Management of social assets	Russia	100%
OOO Leasing of Machinery and Equipment	Lease of machinery and equipment	Russia	100%
OAO Leasing-Center-Invest	Lease of machinery and equipment to the Company and related parties	Russia	100%
OOO Uralplast	Production of furniture	Russia	100%
ZAO Private Security Enterprise Archi	Security services	Russia	100%
ZAO Sevzapagenstvo	Security services	Russia	100%
ZAO Private Security Enterprise Stan	Security services	Russia	100%
UHM Tunissia	Representative office	Tunis	95%
OOO OBK	Accounting services	Russia	100%

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Basis of consolidation and presentation (continued)

Name	Principal activities	Country of incorporation	Stake held by the HoldingParent Company or its subsidiaries
OOO OMZ-Structure Development	Management of non-core business segments	Russia	90%
OOO Vodokanal 59	Utilities	Russia	100%
OOO Stroikomplex Uralskiy	Construction services	Russia	100%
OOO UZRTM	Repair works	Russia	100%
OOO Termit 63	Fire-proof and conditioning services	Russia	100%
OOO ElektroKipServis	Repair and maintenance of electric equipments	Russia	100%
OOO Svyiaz 19	Installation and maintenance of corporate phone and data transmission lines	Russia	100%
OOO RegionStroiMontage	Repair and construction of production premises	Russia	100%
PJT 55	Railroad transportation services	Russia	100%

For majority-owned subsidiaries that incur losses, it is the Company's policy to recognize 100% of the losses, after first reducing the related minority interests' balances to zero. Further, when a majority-owned subsidiary becomes profitable, the Company will recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Company will recognize profits in accordance with the underlying ownership percentage.

The Parent Company and its subsidiaries maintain their accounting records and prepare their financial statements in Russian rubles in accordance with the requirements of Russian accounting and tax legislation. The financial statements used in preparing the accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in the respective accounting books, which are appropriate to present the financial position, results of operations, and cash flows in accordance with US GAAP.

The principal adjustments are related to the (1) reserve for doubtful debts and inventory obsolescence, (2) timing of revenue and expense recognition, (3) deferred income taxes, (4) foreign currency translation, (5) depreciation and valuation of plant and equipment, (6) purchase accounting and consolidation, (7) impairment of assets, and (8) elimination of intercompany balances and transactions.

Foreign Currency Translation

The Russian Rouble is the Company's functional currency and the US dollar is the reporting currency, selected by the Company for the purposes of financial reporting.

The Russian economy was considered hyperinflationary in 1992-2002. Transactions and balances not already measured in US dollars (primarily Russian Roubles) have been re-measured into US dollars in accordance with the relevant provisions of Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation" as applied to entities in highly inflationary economies.

Under SFAS No. 52, revenues, costs, capital, and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange or translation gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to non-operating results. The foreign exchange gain arising during

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Foreign Currency Translation (continued)

the six months of 2002 of US$2,321 resulted from the fact that the Company was in a net monetary ruble liability position during the course of the year, and the ruble has been subject to continuous devaluation during the course of six months ended June 30, 2002.

On January 1, 2003 the Russian economy ceased to be considered hyperinflationary. The Company's balance sheet at January 1, 2003 was translated at the current exchange rate of 31.78 Russian Roubles to US$1 prevailing at January 1, 2003 to establish a new functional currency basis. Starting January 1, 2003 the functional currency financial statements are translated into the reporting currency utilizing period-end and period average exchange rates for balance sheet and income statement accounts, respectively, in accordance with the relevant provisions of SFAS No. 52. As a result of these translation procedures, a cumulative translation adjustment is recorded directly in shareholders' equity. No cumulative translation adjustment was made for the period during which the Russian economy was considered hyperinflationary. The differences between the new functional currency basis and the tax basis represent temporary differences, for which deferred taxes are recognized as other comprehensive loss.

The statement of changes of accumulated other comprehensive income (loss) for the six months ended June 30, 2003:

	Deferred tax recognized as other comprehensive loss	Cumulative translation adjustment	**Total**
Accumulated other comprehensive loss as at December 31, 2002	-	-	-
Other comprehensive loss for the six months ended June 30, 2003	(1,238)	(4,648)	**(5,886)**
Accumulated other comprehensive loss as at June 30, 2003	(1,238)	(4,648)	**(5,886)**

The official rate of exchange, as determined by the Central Bank of the Russian Federation for US$1 was 30.35 Russian Roubles at June 30, 2003 (31.78 at December 31, 2002).

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits held on call with domestic banks with maturity of less than three months.

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Trade Receivables

Trade receivables are stated net of an allowance for accounts, generally more than 180 days overdue, which are considered doubtful.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in first-out (FIFO) method. Costs generally include raw materials, labor, production overheads and interest for certain long-term contracts. A reserve for obsolete inventory is created for inventory which management believes may not be fully recoverable.

Short-Term Investments

The Company accounts for investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company determines the appropriate classification of investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

Short-term investments include certain bank promissory notes and deposits, commercial promissory notes, which were acquired for short-term purposes, and are stated at fair value. Certain corporate securities that have an established market are stated at their quoted market value and classified as available for sale. Accordingly, net realized gains and losses are included in investment income or loss, while net unrealized gains and losses are included in other comprehensive income. Changes in the fair value of short-term investments other than marketable securities are recognized as income or expense.

Long-Term Investments

Long-term investments consist of equity securities, which do not have an established market, and are carried at cost. The carrying amount of long-term investments is reduced to recognize a decline other than temporary in the value of the investments, if necessary.

Taxes Receivables

Taxes receivable are represented predominantly by the input value-added tax ("VAT"), which is offsetable against future VAT charged on the Company's sales.

Property, Plant and Equipment

As of the acquisition date (mid-1997), Uralmash plant and equipment was stated at its fair value being depreciated replacement cost, which was determined by independent appraisal as of December 31, 1995 (as adjusted for additions and disposals through the acquisition date). Subsequent to the initial recognition, the Company allocated the amounts of negative goodwill of US$395,333 and US$21,878 resulting from the acquisitions of shares in Uralmash in 1997 and 1998, respectively, against the values of Uralmash plant and equipment acquired.

Since the acquisition date (September 1, 1999), Izhorskiye Zavody plant and equipment was stated at depreciated replacement cost of US$357,260 determined by independent appraisal as of December 31, 1999, reduced by the amount of impairment loss of US$310,355. An additional impairment loss of US$1,015 was recognized during the year ended December 31, 1999.

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Property, Plant and Equipment (continued)

ZSMK plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of US$45,468 and US$2,271 resulting from the acquisitions of shares in ZSMK in 1997 and 1998, respectively, against the values of its plant and equipment.

Krasnoe Sormovo plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of US$36,372 and US$6,423 resulting from the acquisitions of Krasnoe Sormovo shares during 2000 and 2001, respectively, against the values of its plant and equipment.

Plant and equipment of Burovaya Tekhnika is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of US$6,747 resulting from the acquisitions of Burovaya Tekhnika shares during 2001 against the values of its plant and equipment.

UPET plant and equipment is stated at historical cost reduced by the amount of the negative goodwill of US$895 resulting from the acquisition of UPET shares during 2002. As of the date of acquisition of UPET, land was recorded at its then current market value.

Plant and equipment of other subsidiaries, including other acquisitions made by the Company in 2002, is stated at historical cost. As of the date of acquisition of Pavlovsk Machinery, its plant and equipment were recorded net of impairment loss of US$2,765.

As of June 30, 2002, there was no information available on the market value of the Company's plant and equipment because of its specialized nature and age, and because such items are rarely sold.

However, as of June 30, 2003 there was no information available that indicated that carrying value of the Company's plant and equipment was impaired.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	less than 30 years
Machinery and equipment	less than 15 years
Vehicles	less than 3 years
Furniture and fixtures	less than 3 years

Maintenance costs relating to items of plant and equipment are expensed as incurred.

The Company capitalized interest of US$850 and US$494 during the six months ended June 30, 2003 and 2002.

Patents

Patents related to marine engineering that are issued by the US licensing bodies and acquired in a business purchase, are stated at fair value as of the date of acquisition. Amortization is computed using the straight-line method over their remaining estimated useful life of 15 years. As of June 30, 2003, net book value of such patents was US$12,851.

Business Combinations, Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also includes guidance

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Business Combinations, Goodwill and Other Intangible Assets (continued)

on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company has adopted SFAS No. 142 effective January 1, 2002. Application of the non-amortization and impairment provisions of SFAS No. 142 did not have a significant effect on the results of its operations or financial position.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. With the adoption of SFAS No.142, "Goodwill and Other Intangible Assets", as of January 1, 2002, the Company discontinued amortization of goodwill. In accordance with SFAS No. 142, the Company tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Negative Goodwill Arising on Acquisitions

When the cost of acquisition is less than the Company's interest in the fair values of identifiable assets acquired and liabilities assumed as at the date of the exchange transaction, the fair values of the non-current assets (generally, plant and equipment) acquired are reduced proportionally until the excess is eliminated.

Impairment of Long-Lived Assets

In 2001 and 2000, the Company followed the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which required that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of disposal of long-lived assets, except for goodwill, and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 41, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has adopted the new statement effective January 1, 2002. The adoption of SFAS No. 144 did not have a significant effect on the result of it operations or financial position.

SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Impairment of Long-Lived Assets (continued)

the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell.

Social Funds

The Company contributes to the Russian Federation state pension fund, social insurance, medical insurance fund, and employment fund on behalf of its employees. The Company's contributions amount to approximately 35.6% and 35.6% during the six months ended June 30, 2003 and the six months ended June 30, 2002 of the portion of employees' compensation reported for the statutory purposes as salaries and are expensed as incurred. Total amounts expensed in connection with contributions to the above funds for the six months ended June 30, 2003 and June 30, 2002 were US$17,946 and US$11,476 respectively.

The Company has no other program or obligation for payment of post-retirement benefits to its employees.

Minority Interest

Minority interest represents interests of third parties in the net assets of the Company's subsidiaries.

Treasury Stock

Treasury stock is accounted for under the cost method, whereby a gain or loss is determined when the treasury stock is reissued or retired.

Revenue Recognition

Sales of Routinely Manufactured Equipment and Standard Services

The Company generates its revenue from the sales of goods to third party customers and the development of certain engineering documentation. For sales of goods produced in a standard manufacturing operation, even if produced to buyers' specification, and standard services, revenue is recognized, net of VAT, in the period in which the goods are dispatched from the plant or the services are provided, and invoices are issued. Generally, title passes to the customer upon shipment. However, there are certain circumstances where the Company is responsible for delivery and title passes and revenue is recognized at a later stage. In cases where a contract covers several homogenous or various routinely manufactured products, sales are recognized under the completed-contract or unit-of-delivery methods, with a unit of accounting generally being a fully assembled piece of equipment (e.g. a drilling rig or an excavator) rather than its individual components. Such sales cover the majority of contracts for the manufacturing and supply of drilling equipment, metallurgical equipment, mining equipment, and specialty steels, except for those specifically referred to below.

Billings made in the exchange for future shipments and costs of supplied equipment that does not meet the criteria for sales recognition are shown net as costs of uncompleted contracts in excess of related billings (in current assets), or billings on uncompleted contracts in excess of related costs (in current liabilities) separately for each contract.

Multiple-Element Revenue Arrangements

If a contract is segregated in a number of discrete stages and if the title to equipment or service passes to the customer upon the completion of a certain stage, revenue is recognized after each stage upon

3. Significant Accounting Policies (continued)

Revenue Recognition (continued)

dispatch of goods from the plant or provision of a service, and issuance of invoice. The Company recognizes revenue upon the acceptance of such stages ("elements") following the requirements of the FASB's Emerging Issues Task Force ("EITF") consensus on Issue No. 00-21, "Accounting for Multiple-Element Revenue Arrangements" provided that all of the following criteria are met: (a) the deliverable in the arrangement that has been delivered represents a separate earnings process; (b) any undelivered item in the arrangement is not essential to the functionality of the deliverable in the arrangement that has been delivered; and (c) there is objective and reliable evidence of fair value to allocate the arrangement consideration to the deliverables. Fair value allocated to each element of a multiple-element arrangement, which includes various products and/or services, generally approximates the values stated in the contracts with buyers. Through June 30, 2003, only a limited number of the Company's contracts were accounted for as multiple-element revenue arrangements, specifically contracts to provide equipment and a service (e.g. installation or engineering) or for the supply of spare parts.

Construction-Type Contracts

Construction-type contracts generally include long-term contracts to manufacture design-build equipment, including continuous casting machines, nuclear power plant equipment, ships, and vessels.

A single contract or a group of contracts that otherwise meet the test for combining under Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP No. 81-1"), may include several elements or phases, each of which the contractor negotiated separately with the same customer and agreed to perform without regard to the performance of others. The Company recognizes revenue upon the completion of each element or phase only if it meets all of the criteria of SOP No. 81-1, including, but not limited to, the following: (a) the terms and scope of the contract or project clearly call for separable phases or elements; (b) the separable phases or elements of the project are often bid or negotiated separately; (c) the Company has a significant history of providing similar services to other customers, and the similarity of such services and prices to other customers are verifiable; (d) the excess of the sum of the prices of the separate elements over the price of the total project is clearly attributable to cost savings incident to the combined performance of the contract obligation.

Sales of continuous casting machines and other complex mining and metallurgical equipment are accounted for under the percentage-of-completion method. The extent of progress toward completion under such contracts is generally measured based on the production stage of the various components or units.

Effective January 1, 2002, sales of ships and vessels are accounted for under the percentage-of-completion method. In the absence of readily determinable output measures, the extent of progress toward completion under such contracts is determined based on the ratio of costs incurred to-date to total estimated costs ("the cost-to-cost method"). The effect of the change from the completed-contract method applied to the revenue recognition for ships and vessels prior to 2002 to the percentage-of-completion method was not significant.

Sales under the long-term contracts for nuclear power plant equipment are accounted for under the percentage-of-completion method on a pro rata basis of cost of manufactured equipment (both supplied to customers and in finished goods) to total estimated contract costs. If the estimates of total contract costs can be made in ranges most likely to occur, those amounts are used. If the Company cannot determine "most likely" amounts, it uses the lowest probable level of profit in the range until it can

3. Significant Accounting Policies (continued)

Revenue Recognition (continued)

estimate more precise results. Billings made by the Company and revenues recognized under the percentage-of-completion method are shown net, either as costs and recognized income not yet billed (in current assets), or billings in excess of costs and recognized income (in current liabilities) separately for each contract.

The majority of the Company's long-term contracts for nuclear power plant equipment provide for a deferred payment, generally limited to 10% of the total contract price, that is receivable upon the launch of the respective nuclear power plants in Iran, China, and India. Since the receipt of such money is subject to the conditions outside of the direct control of the Company, the Company treats such deferred payments as contingent consideration and defers them until the receipts can be assured. Furthermore, such contingent consideration is not used in the calculation of revenues to be recognized under the underlying contracts under the percentage-of-completion method.

Expense Recognition

Expenses are recognized in the period in which they are incurred.

Compensated Absences

The liability for employees' compensation for future absences is accrued if all of the following conditions are met: (a) the Company's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (b) the obligation relates to rights that vest or accumulate; (c) payment of the compensation is probable; and (d) the amount can be reasonably estimated.

Research and Development Costs

Research and development costs are expensed as incurred. These costs totaled US$2,240 and US$424 for the six months ended June 30, 2003 and June 30, 2002, respectively.

Investment Income

Investment income represents gains realized by the Company on transactions with government and corporate securities, bank notes, and commercial promissory notes that are routinely acquired for short or medium-term purposes and generate income in the form of interest, coupons or excess of sales prices over the original purchase prices. In addition, included in investment income are net gains resulting from the repurchase of the Company's own promissory notes at a discount.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term and long-term investments, trade accounts receivable, and other receivables. Although the Company normally does not require collateral, it usually obtains advances from customers or customers' promissory notes or bank guarantees before launching significant or long-term contracts.

The Company primarily deposits available cash with several non-state owned Russian banks, including Promtorgbank, a related party. The Company also maintains short-term bank deposits and keeps short-term Russian bank promissory notes. Management regularly monitors the financial status of the banks where deposits are maintained.

3. Significant Accounting Policies (continued)

Concentration of Credit Risk (continued)

The Company also has corporate promissory notes, classified as short-term investments, issued mostly by regular customers having a good credit history, or related parties, for which the collectability is reasonably assured.

Fair Value of Financial Instruments

The fair value of financial instruments, consisting of cash, short-term investments, accounts receivable and payable, non-convertible bonds, and debt instruments approximates their carrying values.

Related Party Transactions

The Parent Company and its subsidiaries, as part of their normal business, entered into a number of transactions with related parties, which form part of the unconsolidated group controlled by the Company's management. The related party transactions might not have been carried at arm's length, and the promissory notes issued to or received from other related parties might be illiquid outside the unconsolidated group of entities under common control, and are solely used as a settlement instrument within such group. Amounts due to and from related parties are carried at cost.

Comprehensive Income

The Company applies SFAS No. 130, "Reporting Comprehensive Income", which establishes comprehensive standards for the reporting and presentation of income and its components in a set of general-purpose financial statements.

Segment Information

Effective January 1, 2000, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Under SFAS No. 131 operating segments are defined as components of an enterprise about which separate financial information is available, that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has six reportable operating segments: oil and gas equipment, mining equipment, specialty steels, equipment for nuclear power plants, shipbuilding and machinery manufacturing services. Information about operating segments, including geographic information, is presented in Note 25.

During 2003, in the context of the restructuring program the Company launched the previous year, the management of the Company segregated its machinery production operations from its engineering operations. No significant additional cost was incurred as a result of this restructuring. As a result, a new business segment, "Machinery manufacturing services", was formed to account for two main activities: a) the production of equipment based on OMZ's proprietary engineering; and b) the production of equipment based on third party engineering, for various industries, including oil and gas, mining and metallurgical equipment. The segment encompasses certain production assets of Uralmash and Izhora plants. Results from manufacturing of equipment for the Group companies have been eliminated as intra-group transactions in the Group consolidated financial statements.

Comparative data for the six months ended June 30, 2002 were adjusted for consistency with the current year presentation.

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Current Accounting Pronouncements

Accounting for Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Current Accounting Pronouncements (continued)

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is currently analyzing whether the adoption of the provisions of FIN No. 46, and specifically possible consolidation of certain previously unconsolidated entities, will have a material impact on the Company's future results of operations, financial position, or cash flows.

At its meeting of October 8, 2003, the Financial Accounting Standards Board deferred the latest date by which all public entities must apply FIN 46, to the first reporting period ending after December 15, 2003

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the FASB's EITF issued a revised consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". In an arrangement with multiple deliverables, the EITF revised the principles and application guidance that should be used to determine (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. Revised Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of the provisions of revised Issue No. 00-21, and specifically possible recognition of revenues upon the delivery of components of equipment rather than entire units, could have a material impact on the Company's future results of operations, financial position, or cash flows.

Derivative Instruments and Hedging Activities

In April 2003, the Financial Accounting Standards Board issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes

(In thousands of US dollars, unless otherwise stated)

3. Significant Accounting Policies (continued)

Current Accounting Pronouncements (continued)

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (continued)

standards for how classification and measurment certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The Company believes that the adoption of this standard will have no material impact on its consolidated financial statements.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with current year presentation. Such reclassifications had no impact on net income or shareholders' equity.

4. Business Combinations

Acquisition of Biolink Technologies International Inc.

In 2002, the Company purchased 100,000 of ordinary shares of BioLink, a security technology provider specializing in the development, manufacturing and marketing of advanced fingerprint biometric products, based in Florida, USA, representing an ownership interest of 0.6%, for cash of US$670 from Speed Arrow, a related party.

In June 2003 the Company increased its ownership in BioLink to 38.6%. By acquiring the additional stake the Company obtained 51.8% of the voting shares of Biolink. To determine the results of the acquisition accounted for as a purchase, net assets of Biolink were recorded at their fair values. The total value of the acquired share of the net assets of Biolink amounted to US$317.

The fair value of assets acquired and liabilities assumed were as follows as of the acquisition date:

	June 30, 2003
Cash	82
Trade receivables	143
Inventories	826
Prepaid Expenses	40
Plant and equipment	116
Other assets	405
Trade accounts payable and accruals	(531)
Deferred Revenue	(56)
Taxes payable	(6)
Payroll and related liabilities	(118)
Long-term debt	(40)
Other payable	(40)
Net assets as of the acquisition date	**822**
Minority interest - 61.4% as of June 30, 2003	(504)
Net assets acquired	**317**
Consideration paid by the Company	5,569
Goodwill	**5,252**

(In thousands of US dollars, unless otherwise stated)

4. Business Combinations (continued)

Acquisition of Biolink Technologies International Inc. (continued)

Impact of the acquisition on the consolidated statement of cash flows for the six months ended June 30, 2003:

	Six months ended June 30, 2003
Cash paid by the Company	3,417
Less cash of Biolink	(82)
Cash flows on acquisition, net of cash acquired	3,335

Acquisition of OAO Zarubezhenergoproekt

In January 2003, the Parent Company acquired a controlling 50.94% interest in OAO Zarubezhenergoproekt, a research and development institute specializing in engineering and new technology development for both nuclear and traditional energy generation plants, for $1,165.

To determine the results of the acquisition accounted for as a purchase, net assets of Zarubezhenergoproekt were recorded at their fair values. The total value of the acquired share of the net assets of Zarubezhenergoproekt amounted to US$654.

	April 01, 2003
Cash	50
Trade receivables	99
Inventories	268
Taxes receivable	17
Other current assets	29
Plant and equipment	1,219
Other non-current assets	19
Trade accounts payable and accruals	(14)
Advances received	(38)
Taxes payable	(266)
Payroll and related liabilities	(38)
Other payable	(61)
Net assets as of the acquisition date	**1,283**
Minority interest - 50.94% as of April 01, 2003	(629)
Net assets acquired	**654**
Consideration paid by the Company	1,165
Goodwill	**511**

Impact of the acquisition on the consolidated statement of cash flows for the six months ended June 30, 2003:

(In thousands of US dollars, unless otherwise stated)

4. Business Combinations (continued)

Acquisition of OAO Zarubezhenergoproekt (continued)

	Six months ended June 30, 2003
Cash paid by the Company	1,132
Less cash of Zarubezhenergoproekt	(50)
Cash flows on acquisition, net of cash acquired	1,082

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following:

	30 June, 2003	31 December, 2002
Cash in USD bank accounts	6,069	2,343
Cash in RBS bank accounts	15,876	25,838
Cash in EUR bank accounts	569	18
Cash in other currency	1,371	-
Cash equivalents	1,181	-
Cash and cash equivalents of the Parent Company and Russian subsidiaries	25,066	28,199
Cash in USD bank accounts	692	1,203
Cash in EUR bank accounts	-	128
Other	-	220
Cash and cash equivalents of foreign subsidiaries	692	1,551
Total cash and cash equivalents	25,758	29,750

Included in cash and cash equivalents as of June 30, 2003 and December 31, 2002 were cash and cash equivalents in several bank accounts with ZAO Promtorgbank ("Promtorgbank"), a related party, in the total amount of US$14,187 and US$16,799 respectively.

6. Short-Term Investments

Short-term investments consisted of the following:

	30 June, 2003	31 December, 2002
Corporate promissory notes	3,140	8,120
Bank promissory notes	2,333	3,519
Other	90	295
Total short-term investments	5,563	11,934

(In thousands of US dollars, unless otherwise stated)

6. Short-Term Investments (continued)

Corporate Promissory Notes

Corporate promissory notes represent obligations of various Russian and foreign legal entities, primarily the Company's trade debtors, in the form of promissory notes that generally do not have an established market. They are reported net of valuation reserve.

7. Trade Accounts Receivable

Trade accounts receivable consisted of the following:

	30 June, 2003	31 December, 2002
Trade accounts receivable	41,336	60,520
Provision for doubtful accounts	(7,379)	(5,936)
	33,957	54,584
Long-term trade accounts receivable	3,901	13,508

Long-term trade accounts receivable are represents deferred payment of US$897 and US$3,005 under long-term construction-type contracts for the supply of nuclear power plant equipment for Iran and China, respectively, that in accordance with the contract terms for the manufacturing of nuclear power plant equipment is receivable when the nuclear power plants in India, China, and Iran are commissioned and accepted by the customer (Note 10). No interest is charged on these receivables.

8. Related Party Transactions

During the six months ended June 30, 2003 and the year ended December 31, 2002, the Company had transactions or balances with the following of its shareholders or companies under their control or control of, or influence by, management :

- Promtorgbank, incorporated in Russia
- OAO Industrial Group NIPEK-Bioprocess, incorporated in Russia
- ZAO Neftyanoi Investitsionnyi Dom, incorporated in Russia
- OOO NitsTyazhMash, incorporated in Russia
- OOO Machinery Engineering, incorporated in Russia
- ZAO AtomKomplektPostavka, incorporated in Russia
- OOO Resource, incorporated in Russia
- BioLink Technologies International, Inc. ("BioLink"), incorporated in the USA (Note 4)
- Lotterby Limited, incorporated in British Virgin Islands
- ZAO Atomstroyexport incorporated in Russia (Notes 1, 13)
- ZAO Atomenergoexport (AEE) incorporated in Russia (Notes 1, 13)

(In thousands of US dollars, unless otherwise stated)

8. Related Party Transactions (continued)

Amounts due from related parties consisted of the following:

	30 June, 2003	31 December, 2002
ZAO Atomstroyexport	15,470	-
Promtorgbank	1,986	172
Lotterby Limited	1,225	1,174
Speed Arrow Limited	-	-
OOO Resource	595	857
BioLink	-	347
Management	-	20
Other	175	348
Total due from related parties	19,451	2,918

As of June 30, 2003, a receivable from Promtorgbank consisted of US$986 of Promtorgbank promissory notes and US$1,000 in a deposit account.

In 1999, the Company entered into several agreements related to the construction of Liang Yung Gang nuclear power plant in China for the total amount of US$134,902. In 2002, the Company entered into a long-term agreement related to the construction of Kudan-Kulam nuclear power plant in India for the total amount of US$285,761. Most of such long-term agreements were conducted with Atomstroyexport ("ASE"), which acts as general contractor for all construction projects at nuclear power plants conducted by the Russian Federation in foreign countries. Accordingly, ASE has been providing the Company with significant advance financing under the above long-term construction-type contracts to supply equipment for the respective nuclear power plants. Since January 2003 ASE is considered a related party to the Company.

As at June 30, 2003, the amount due from Atomstroyexport of US$15,470 represents trade receivable for dispatched nuclear power plant equipment. During the six months of 2003 sales of nuclear power plant equipment to ASE totalled US$35,023, which exceeds 10 % of total sales of the Company for the six months ended June 30, 2003.

Amounts due from related parties, long-term, consisted of the following:

	30 June, 2003	31 December, 2002
ZAO Atomstroyexport	12,673	-
Promtorgbank – trust fund, principal	675	619
Promtorgbank – trust fund, interest	1,618	1,570
Promtorgbank – promissory notes	220	40
Other	148	145
Total due from related parties – long-term	15,334	2,374

Trust fund represents cash deposited by the Parent Company in Promtorgbank for a period of 5 years starting April 5, 2000.

As of June 30, 2003, the amount due to the Company from Atomstroyexport was represents deferred payment of US$3,741, US$8,177 and US$755 under long-term construction-type contracts for the supply of nuclear power plant equipment for Iran, China, and India, respectively, that in accordance with the contract terms for the manufacturing of nuclear power plant equipment is receivable when the nuclear power plants in India, China, and Iran are commissioned and accepted by the customer (Note 10). No interest is charged on these receivables.

(In thousands of US dollars, unless otherwise stated)

8. Related Party Transactions (continued)

Current liabilities to related parties consisted mainly of advances received from Atomstroyexport for nuclear power plant production and loans granted to the Company by Promtorgbank:

	30 June, 2003	31 December, 2002
ZAO Atomstroyexport	69,289	-
Promtorgbank	8,375	3,195
Other	805	1,864
Total due to related parties	78,469	5,059

The amount due to Promtorgbank as of June 30, 2003, included loans of US$7,822 and US$553 of liabilities for bank charges. The loans are denominated in rubles and bear interest from 12 % to 24%.

Included in the amount due to Promtorgbank as of December 31, 2002, was US$1,353 of short-term borrowings, US$1,153 and US$689 for information and telecommunication services and liabilities for bank charges, respectively.

The loans are denominated in rubles, bear interest from 12 % to 24%, and mature in 2003.

During the six months ended June 30,2003 and 30 June 2002, the Company accrued interest expense of US$288 and US$214 respectively on loans issued by Promtorgbank.

9. Inventories

Inventories consisted of the following:

	30 June, 2003	31 December, 2002
Materials and spare parts	75,179	61,455
Work-in-process	99,089	83,633
Finished goods	50,670	41,163
Total inventories, at cost	224,938	186,251
Provision for obsolete inventories	(23,512)	(24,515)
Total inventories, net	201,426	161,736

As of June 30, 2003 and December 31, 2002, US$29,324 and US$39,179 of inventories were pledged under several loan agreements, respectively (Note 17).

(In thousands of US dollars, unless otherwise stated)

10. Accumulated Costs and Related Billings

Percentage-of-Completion Method

Balances related to arrangements accounted for under the percentage-of-completion method consisted of the following:

	30 June, 2003	31 December, 2002
Costs and recognized income:		
Shipbuilding	47,832	46,827
Nuclear power plant equipment	11,537	4,771
Oil and gas equipment	1,007	2,569
Total costs and recognized income	60,376	54,167
Accumulated billings or deferred revenue:		
Shipbuilding	(44,837)	(46,340)
Nuclear power plant equipment	(25,590)	(18,916)
Oil and gas equipment	(332)	(2,334)
Total accumulated billings or deferred revenue	(70,759)	(67,590)
Total costs and recognized income not yet billed	27,372	23,195
Total billings in excess of costs and recognized income, short-term	(21,181)	(23,110)
Total billings in excess of costs and recognized income, long-term	(16,574)	(13,508)

As of June 30, 2003, the long-term portion of billings in excess of costs and recognized income represented deferred payment that is due upon the commissioning of the respective power plants (Notes 7, 8).

Completed Contract Method

Balances related to arrangements accounted for under the completed-contract method consisted of the following:

	30 June, 2003	31 December, 2002
Accumulated costs:		
Metallurgical equipment	693	1,712
Mining equipment	823	776
Oil and gas equipment	963	1,660
Total accumulated costs	2,479	4,148
Accumulated billings:		
Mining equipment	(1,109)	(859)
Metallurgical equipment	(911)	(2,156)
Oil and gas equipment	(1,885)	(2,642)
Total accumulated billings	(3,905)	(5,657)
Excess of accumulated billings over related costs	(1,426)	(1,509)

(In thousands of US dollars, unless otherwise stated)

11. Other current assets

Other current assets consisted of the following:

	30 June, 2003	31 December, 2002
Taxes receivable	54,788	28,233
Other current assets	29,220	10,081
Total other current assets	84,008	38,314

As of June 30, 2003 other current assets include accounts receivable from Severstalmash related to disposal of the Metallurgical Equipment (METEQ) business segment totaling US$14,000 settled in October 2003.

Taxes receivable are represented predominantly by the input value-added tax ("VAT"), which is offsetable against future VAT charged on the Company's sales.

12. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Land	Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Equipment under Construction	Total
Net book value as of December 31, 2002	**2,617**	**114,458**	**60,502**	**598**	**5,226**	**17,958**	**201,359**
Cumulative translation adjustments (Note 3)	123	5,237	2,677	22	192	846	9,097
Property, plant and equipment of new subsidiaries	-	722	112	1	41	510	1,386
Additions	-	1,562	1,222	265	6,355	7,355	16,759
Disposals	-	(210)	(4,416)	(114)	(854)	(2,724)	(8,318)
Depreciation charge for the year	-	(5,209)	(5,803)	(179)	(1,805)	(5)	(13,001)
Release from reserve for obsolete equipment under construction	-	-	-	-	-	101	101
Impairment loss	-	449	36	1	3	-	489
Transfer from Equipment under Construction to PPE	-	287	1,398	-	207	(1,892)	-
Net book value as of June, 2003	**2,740**	**117,296**	**55,728**	**594**	**9,365**	**22,149**	**207,872**

The Company's plant and equipment of US$36,904 and US$37,771 was pledged for the short-term and long-term bank loans as of June 30, 2003 and December 31, 2002, respectively.

Accumulated depreciation amounted to US$106,500 and US$93,504 as of June 30, 2003 and December 31, 2002, respectively.

(In thousands of US dollars, unless otherwise stated)

13. Long-Term Investments

Long-term investments consisted of the following:

	30 June, 2003		31 December, 2002	
	% of ownership	Amount	% of ownership	Amount
Promtorgbank	14.9%	7,094	14.9%	6,775
ZAO Atomenergoexport	40.0%	5,088	-	-
OAO Volgograd Shipbuilding Plant	19.0%	2,236	-	-
OAO CKB Korall	30.4%	1,994	30.4%	1,956
ZAO Transkat	15.0%	504	15.0%	480
OAO Shipbuilding Plant Lotos	6.3%	290	6.3%	277
Ural Motorbikes Plant	19.5%	282	19.5%	270
OAO Volgograd Plant of Burovaya Tekhnika	2.0%	249	2.0%	238
OAO CKB Lazurit	32.7%	209	32.7%	200
AOZT Russian Company of Shelf Development	0.8%	126	0.8%	121
ZAO Noviy registrator	20.0%	105	-	-
OAO IMZ Ural	-	-	19.0%	1,830
BioLink	-	-	0.6%	670
Other	-	1,094	-	11
Total long-term investments		19,271		12,828

As of June 30, 2003 and December 31, 2002, Promtorgbank shares were recorded net of valuation reserve for other than temporary decline in value of US$3,644 and US$3,480 respectively. In addition, valuation allowance of US$844 was made in respect of Promtorgbank shares acquired prior to December 31, 2001, and recorded as part of investment loss in the year ended December 31, 2002.

On 8 January 2003, the Company acquired approximately 20% of the issued shares in ZAO Atomenergoexport ("AEE") for a total consideration of approximately US$4.9 million. As 50% of AEE's shares are held as treasury shares, this effectively gave the Company a 40% interest. The Russian government holds a special or "golden" share in AEE, which, upon its creation in 1994, afforded it certain special rights for a period of three years. As at the date of these Financial Statements, the Russian government had not indicated that it wished to extend the period during which it had the benefit of these rights. AEE's headquarters are in Moscow and it has representative offices in China, Iran and India, as well as in both Western and Eastern Europe. The Company is currently evaluating its investment in AEE and is considering, amongst other things, whether to increase its stake in AEE to an effective controlling stake by acquiring further shares in AEE.

AEE's primary business is the export of nuclear power plant equipment and services and since its foundation in 1973 AEE has focused on the management of intergovernmental contracts for technical assistance in Eastern Europe and Finland. AEE owns 49% of the issued shares interest in ASE. The other major shareholders in ASE are Zarubezhatomenergostroy, which is controlled by the Ministry of the Russian Federation for Atomic Energy, and TVEL Corporation (which is also owned by the Russian state). As approximately 9% of ASE's shares are held as treasury shares, AEE has an effective 54% interest in ASE. ASE is one of the leading engineering, procurement, installation and commissioning ("EPIC") contractors for the nuclear equipment industry. Since 1973, AEE and ASE have constructed 29 generation blocks for nuclear power plants

In the 1st half of 2003, the Company purchased an 18.96% stake in Volgograd Shipbuilding Plant, which specializes in the manufacturing of river-sea vessels as well as other equipment for the oil and gas industry, for a total cash consideration of US$2,170.

(In thousands of US dollars, unless otherwise stated)

13. Long-Term Investments (continued)

In April 2002, the Company acquired 603,169 shares of OAO CKB Korall, a Ukrainian-based naval engineering and construction bureau specializing in engineering of complex mobile offshore drilling units for cash of US$1,934 (Note 26).

No information was available on the fair values of the Company's investments in Promtorgbank, and other entities as of June 30, 2003 and December 31, 2002. The non-application of equity method for certain minor equity investments included in the "Other" line did not have a material impact on the Company's financial position or results of its operations.

14. Advances Received and Deferred Revenue

Customer advances and deferred revenues consisted of the following:

	30 June, 2003	31 December, 2002
Chinese Ministry of Defense	39,396	-
Greece Ministry of National Defense	4,931	
OAO Tyumen Oil Company	3,652	2,937
Gazflot	3,205	-
ZAO Poseidon	3,109	-
OOO Gazresourse	3,109	2,421
OAO Magnitogorsk Iron Works	1,981	2,358
OOO OMZ MOIT	1,348	-
ZAO Uralneftebursnab	1,285	-
OAO LMZ	1,237	-
Lenskoe GBU Vodnih putey	1,135	-
Pecheraneftegaz	923	-
Itochu Corporation (Japan)	692	5,902
RN-Leasing	193	9,651
ZAO Atomstroyexport	-	40,648
Other	39,326	27,222
Total advances received and deferred revenue	105,522	91,139

15. Income Taxes

Effective January 1, 2002, the Russian Federation profit tax rate was reduced to 24%.

The income tax provision consisted of the following for the six months ended:

	June 30, 2003	June 30, 2002
Current tax expense	1,657	3,543
Deferred tax expense (benefit)	1,559	5,379
	3,216	8,922

(In thousands of US dollars, unless otherwise stated)

15. Income Taxes (continued)

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rate of 24% to the income before income taxes presented in the accompanying consolidated financial statements to the income tax expense reported in the consolidated financial statements is as follows for the six months ended:

	June 30, 2003	June 30, 2002
Income tax expense computed on income before income taxes at statutory tax rates	3,563	3,864
Tax effect of permanent differences:		
Effect of foreign exchange differences	-	(670)
Non-deductible expenses	493	280
Non-taxable gain on sale of non-core business units	(3,091)	(31)
Non-taxable gain on release from tax penalties	(133)	-
Other permanent differences	2,384	2,443
Temporary differences not recognized as measured by the change in the valuation allowance during the year	-	3,036
Income tax expense reported in the accompanying consolidated financial statements	3,216	8,922

The deferred tax balances were calculated by applying the statutory tax rate of 24% in effect at the balance sheet dates to the temporary differences between the tax basis of assets and liabilities. The amounts reported in the accompanying consolidated financial statements are comprised of the following:

	June 30, 2003	December 31, 2002
Deferred tax assets current:		
Revenue deferrals under long-term contracts	313	4,915
Deductible inventory provisions	3,538	3,777
Other accruals and provisions	7,492	7,691
Total deferred tax assets – current	11,343	16,383
Deferred tax liabilities – current:		
Inventories expensed for tax purposes	(6,423)	(7,281)
Revenue accruals under percentage-of-completion method	(4,052)	(1,264)
Other	(4,497)	(761)
Total deferred tax liabilities – current	(14,972)	(9,306)
Valuation allowance for deferred tax assets	(4,248)	(10,591)
Net deferred tax assets – current		
Net deferred tax liabilities – current	(7,877)	(3,514)
Deferred tax assets non – current:		
Property, plant and equipment	9,912	1,125
Available loss carry-forwards	1,304	2,598
Other	4,947	
Total deferred tax assets – non-current	16,163	3,723

(In thousands of US dollars, unless otherwise stated)

15. Income Taxes (continued)

	June 30, 2003	December 31, 2002
Deferred tax liabilities – non-current:		
Difference in depreciation	(11,502)	(1,431)
Interest accruals on trust fund	(395)	(395)
Total deferred tax liabilities – non-current	(11,897)	(1,826)
Valuation allowance for deferred tax assets	(15,829)	(3,368)
Net deferred tax assets – non-current	-	-
Net deferred tax liabilities – non-current	(11,563)	(1,471)

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are not likely to be realized.

16. Taxes Payable

Taxes payable consisted of the following:

	30 June, 2003	31 December, 2002
VAT	30,574	24,120
Tax penalties	16,230	14,986
Unified social tax	8,713	8,164
Unified social tax penalties	6,085	5,812
Income tax	5,199	6,131
Road-users' tax	2,229	4,910
Personal income tax	1,626	1,847
Property tax	2,685	1,565
Other taxes	2,081	1,603
Total taxes payable	75,422	69,138
Less long-term portion	(34,587)	(33,236)
Taxes payable, current portion	40,835	35,902

Tax Restructuring

The long term taxes payables as of June 30, 2003 represents restructured taxes payables in accordance with a restructuring agreement with the state and local budgets and non-budget funds.

Uralmash

On September 18, 2000, Uralmash signed a restructuring agreement with the state and local budgets and non-budget funds to repay its overdue taxes of US$14,985 during the period of 2001-2010, and tax penalties of US$9,074 during the period of 2001-2010. During 2001, Uralmash signed additional restructuring agreements with the state and local budgets to repay its overdue tax penalties of US$2,216 during the same period. These restructured tax obligations bear interest at one tenth of the refinancing rate (which was approximately 28% per annum as of the restructuring date).

During 2002, Uralmash signed two restructuring agreements with non-budget funds (i) for repayment of its overdue road-users' tax of US$2,993 during the period of 2002-2006 and related penalties of US$1,670 during the period of 2006-2010, and (ii) for repayment of 15% (or US$848) of the total

(In thousands of US dollars, unless otherwise stated)

16. Taxes Payable (continued)

Tax Restructuring (continued)

penalties accrued for social taxes of US$5,655 during the period of 2003-2006. In accordance with the restructuring agreement the remaining 85% of the social taxes penalties will be fully forgiven by the government if Uralmash continue to make its payments under the restructuring agreements on time.

During the six months ended June 30, 2003 and June 30, 2002, Uralmash paid US$1,444 and US$1,286 of overdue taxes, respectively.

Izhorskiye Zavody

On March 10, 2000, Izhorskiye Zavody signed a restructuring agreement with the state budget to repay its overdue taxes of US$4,074 during the period of 2000 – 2006, and tax penalties of US$3,515 during the period of 2006 – 2010. These restructured tax obligations bear interest of one tenth of the CBR refinancing rate (which was approximately 55% per annum as of the restructuring date).

On December 27, 2001, Izhorskiye Zavody signed another restructuring agreement with the state social non-budget funds to repay its overdue social taxes and related penalties of US$30,345 during the period of 2002-2006, net of US$6,718 reversal of pension fund penalties.

During the six months ended June 30, 2003 and June 30, 2002, Izhorskiye Zavody paid US$1,064 and US$1,432 of overdue taxes, respectively.

UPET

As of June 30, 2003 and of December 31, 2002, UPET had US$1,952 and US$1,883 of taxes and related tax penalties restructured by the Ministry of Public Finance of Romania over the period through August 2006. Such restructured tax obligations bear interest at 0.06% per day. In addition, in case UPET does not comply with established schedule of payments it will become subject to additional accruals of US$747 that had previously been forgiven by the Romanian tax authorities.

Pursuant to the statutory legislation on restructuring, the above tax penalties might be fully or partially forgiven by the government if the subsidiaries make their payments under the restructuring agreements ahead of the schedule above, as follows: 50% of the penalties will be forgiven if the subsidiaries repay 50% of the principal due within two years; and the entire amount of penalties due will be forgiven if the subsidiaries repay 100% of the principal due within four years.

Aggregate maturities of taxes payable as of June 30, 2003, were as follows:

2003	40,835
2004	5,764
2005	5,720
2006	10,137
2007	3,784
2008	3,358
2009	3,359
Thereafter	2,465
	75,422

(In thousands of US dollars, unless otherwise stated)

17. Short-Term Borrowings

Short-term borrowings consist of the following:

	30 June, 2003		31 December, 2002	
	Annual Rate	Amount	Annual Rate	Amount
Alfa-Bank	11%-14%	5,891	13-14%	8,960
Raiffeisen Bank	-	-	7%	6,017
Promstroybank	13%	2,003	13%	4,013
MMB	9%	7,000	-	-
Gazprombank	11%	4,007	-	-
Nizhegorodskiy Promstroybank	-	-	11%	606
Short-term borrowings in USD		18,901		19,596
Sberbank	13% -18%	27,700	18%	24,466
Gazprombank	18%	6,491	18%	3,146
Vneshtorgbank	18%	329	18%	2,370
Alfa-Bank	-	-	21%	1,894
MDM Bank	16%	329	-	-
Nizhegorodskiy Promstroybank	-	-	15.5%	852
Short-term borrowings in RBS		34,849		32,728
BCR (Romania), Romanian lei	23%	304	32-55%	604
Other		-		401
Total short-term borrowings		54,054		53,329

As of June 30, 2003 Alfa-Bank loans were secured by plant and equipment with book amount of US$3,646. As of December 31, 2002, Alfa-Bank loans were secured by the Company's finished goods with carrying amount of US$9,743.

As of June 30, 2003 and of December 31, 2002, Alfa-Bank loans received by Izhorskiye Zavody for US$2,448 and US$7,397, respectively, and Alfa-Bank loans received by ZAO KomplektAtomIzhora for US$3,442 and US$1,563, respectively, were secured by the guarantee of ASE. As of June 30, 2003 based on the agreement with ASE, a portion of advances for future deliveries is effected through the arrangement of loans to the Company, that are guaranteed by ASE. The Company repays the loan upon the receipt of the payment for delivered equipment. Interest expense incurred with respect to such transactions was included in the total contract price with ASE.

As of December 31, 2002, Alfa-Bank loans received by Specstal for US$1,894 were secured by the guarantees of OAO OMZ and Izhorskiye Zavody.

Loans received from Sberbank as of June 30, 2003 and of December 31, 2002, were secured by the Company's plant and equipment with net book value of US$25,590 and US$21,498, and finished goods with carrying amount of US$24,905 and US$13,889, respectively.

As of June 30, 2003 and of December 31, 2002, Gazprombank loans were secured by the Company's plant and equipment with net book value of US$5,329 and US$7,027of which US$1,909 and US$3,715 were also pledged under Sberbank loans, respectively. As of June 30, 2002, Gazprombank loans were pledged both by finished goods with total carrying amount of US$1,860.

As of June 30, 2003 Vneshtorgbank loans were secured by the guarantee of the Company. As of December 31, 2002 Vneshtorgbank loans were secured by finished goods with carrying amount of US$6,055.

(In thousands of US dollars, unless otherwise stated)

17. Short-Term Borrowings (continued)

As of June 30, 2003 loan received from MMB by SpetsStal was secured by work-in-progress and finished goods with carrying amount of US$1,776 and guaranteed by Izhorskiye Zavody.

As of June 30, 2003 loans received from MDM bank were secured by the guarantee of the Company and secured by finished goods with carrying amount of US$588.

As of December 31, 2002, loans received from Nizhegorodskiy Promstroybank were secured by plant and equipment and inventory with carrying amount of US$507 and US$6,416, respectively.

As of December 31, 2002, a loan received from Raiffeisen Bank was secured by the Company's common stock with carrying value of US$14,140 and guaranteed by OMZAR.

18. Non-Convertible Bonds

On 6 September 2001, the Parent Company issued the second series of 390,000 bonds with a nominal value of 1,000 roubles per bond due to mature 900 days from the date of issue. The entire bond issue was sold at auction, for US$13,227, net of issuance costs of US$16. The bonds bear interest at a variable rate determined by the board of directors with interest payable twice a year. Interest on the first, second, third, fourth and fifth coupons accrued at a rate of 20.85%, 20.50%, 18.10%, 16.50% and 16.50% per annum, respectively.

On 4 October 2001, the Parent Company issued a third series of 390,000 bonds with a nominal value of 1,000 roubles per bond due to mature 900 days from the date of issue. The entire bond issue was sold at auction for US$13,213, net of issuance costs of US$16. The bonds bear interest at a variable rate determined by the board of directors with interest payable twice a year. Interest on the first, second, third and fourth coupons accrued at a rate of 20.85%, 20.15%, 18.50% and 14.00% per annum, respectively. On 7 March 2003, the Parent Company issued an irrevocable offer for early redemption of the bonds that may be exercised by holders on 25 September 2003 at par plus accrued interest. In 2001 the Company repurchased 161,191 of these bonds and subsequently resold them to the third parties at market value.

The repayment of principal of the bonds issued on 6 September 2001 and 4 October 2001 is guaranteed for a total amount of US$24,544 by Uralmash.

Also on March 6, 2003 the Parent Company issued a fourth series of 900,000 bonds with a nominal value of 1,000 roubles per bond. The entire bond issue was sold at auction for US$28,200, net of issuance costs of US$290. The repayment of principal and coupons for a total amount of US$29,654 is guaranteed by Uralmash. The bonds have a six year maturity, pay semi-annual coupons and feature an auction rate re-set mechanism. The bonds are redeemable at the option of the holders in September 2004 and August 2006 at par. Interest on the first three coupons is accrued at a rate of at 13% per annum.

Bonds of the 2nd, 3rd and the 4th series are listed at MICEX and are traded on RTS (with the exception of the fourth series). The bonds are not convertible into the share capital of the Parent Company and holders of the Parent Company's bonds are not entitled to any additional rights or preferences.

As of June 30, 2003 the aggregate maturities of non-convertible bonds were as follows: 2004 – US$12,850 and 2009 – US$29,654 (at par).

As of June 30, 2003 and December 31, 2002, US$2,413 and US$1,484 of interest accrued on bonds held by third parties were included in other accounts payable and accruals, respectively. During the six months ended June 30, 2003 and 2002, the total interest expense under four and tree of non-convertible bonds series held by third parties was US$2,659 and US$1,649 respectively.

(In thousands of US dollars, unless otherwise stated)

19. Long-Term Debt

Long-term debt consists of the following:

	30 June, 2003	31 December, 2002
ING-Bank N.V.	30,000	30,000
Rurkela (Ministry of Finance)	2,639	2,639
Bhilai (Ministry of Finance)	1,312	1,312
Uraltransportbank	937	859
Alfa-Bank	2,267	677
Other	-	232
Total long-term debt	37,155	35,719
Less current portion	(4,113)	(3,248)
Long-term debt, non-current	33,042	32,471

In November 2002, the Parent Company obtained an unsecured US$30,000 loan from the London branch of ING-Bank N.V. The loan bears interest at a rate of 11.25% per annum, payable semi-annually. The principal of the loan is repayable on November 15, 2004.

In April 2002, Uralmash obtained a Euro-denominated loan from Uraltransportbank for the purchase of foreign metallurgical equipment. The loan bears interest at a rate of 7.25% per annum and is payable on April 1, 2006. The loan is secured by the underlying foreign equipment.

In May 1993, Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment for the plant in Rurkela, India under an agreement between Uralmash and Steel Authority of India, Ltd. The loan bears interest at a rate of 10% per annum. The repayment of the loan should be effected in full by July 2005. The loan is secured by the rights to receive payments under an agreement between Uralmash and Steel Authority of India, Ltd. on delivery of equipment to Rurkela Metallurgical Plant in India. The Ministry of Finance can withhold from the Uralmash bank accounts the amount of indebtedness, or the Company's assets in the outstanding amount.

In November 1993, Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment to Bhilai Metallurgical Plant in India. The loan bears interest at a rate of 12% per annum. The repayment of the loan was to be effected in full by April 1995. Due to this fact the outstanding balance is shown as current portion of long-term debt. The loan is secured by the rights to receive payments under an agreement between Uralmash and Tyazhpromexport on delivery of equipment to Bhilai Metallurgical Plant. The Ministry of Finance of the Russian Federation can withhold from the Uralmash account the amount of indebtedness, or the Company's assets in the outstanding amount. No action has been taken by the Ministry of Finance of the Russian Federation to obtain immediate repayment.

In September 2001, Uralmash obtained a USD-denominated credit line from Alfa-Bank. The loan bears interest at a rate of 7.70% per annum and is payable on December 31, 2006.

Aggregate maturities of long-term debt as of June 30, 2003, were as follows:

2003	4,113
2004	31,154
2005	353
2006	1,535
	37,155

(In thousands of US dollars, unless otherwise stated)

20. Other Long Term Debt

As at 1 September 2003, the Company owed Vneshtorgbank US$36.8 million in connection with the Company's order for a diesel submarine for the Chinese Navy through Rosoboronexport. Pursuant to an arrangement with Vneshtorgbank, Vneshtorgbank issued a guarantee to the Chinese Ministry of Defence in respect of Rosoboronexport's performance bond which was issued as a result of advance payments made to the Company through Rosoboronexport. Due to a statutory requirement that significant bank guarantees are collateralised, the Company provided Vneshtorgbank with promissory notes issued by Vneshtorgbank and purchased by the Company with funds advanced to the Company by Vneshtorgbank by way of an unsecured loan of US$36.8 million. The promissory notes and the unsecured notes are of the same maturity and interest accrues at the same rate. The Parent Company expects that the Company will offset the promissory notes against the loan on the relevant payment dates.

21. Minority Interest

As of December 31, 2002	229,877
Cumulative translation adjustment *(Note 3)*	10,777
Minority interest in deferred tax recognized as other comprehensive loss *(Note 3)*	(11,195)
Acquisition of subsidiaries during the six months 2003:	
Zarubezhenergoproekt	629
Biolink	504
Minority interest in net income of subsidiaries	(2,518)
As of June 30, 2003	228,074

22. Shareholders' Deficiency

Common and Cumulative Preferred Stock

The Company's original charter provided for 2,830,000 shares of authorized 100-ruble par value common stock. Subsequently, the Board of Directors has authorized the issue of additional charter capital of 9,420,000 shares of common stock in April 1997, 2,750,000 shares of cumulative preferred stock in May 1997, and 4,500,000 shares of common stock in June 1997. On May 27, 1998, the Company additionally issued 18,600,000 shares of common stock with par value of 0.1 rubles. All newly issued stock was used by the Company for acquisition of its subsidiaries or transferred to related parties, ZAO Neftyanoi Investitsionnyi Dom and OOO Novye Vozmozhnosti, at par value with an option to re-acquire them at par value in the future.

The shares of cumulative preferred stock do not have a voting right, except for certain issues pertaining to the liquidation or reorganization of the Company or changes in the charter documents, earn dividends at 12% per annum, and have a liquidation value of 0.1 rubles per share.

In August 2000, the Company additionally authorized 30,000,000 shares of common stock for future issuances. As of December 31, 2000, the Company's authorized charter capital consisted of 66,250,000 shares of common stock and 2,750,000 shares of cumulative preferred stock with par value of 0.1 rubles per share, of which 35,350,000 and 2,750,000, respectively, were issued and outstanding at that date.

In February 1998, the Company's shareholders converted 12.2% of shares of its common stock to Global Depositary Receipts and American Depositary Receipts for trading on international stock

(In thousands of US dollars, unless otherwise stated)

22. Shareholders' Deficiency (continued)

Common and Cumulative Preferred Stock (continued)

markets. As of June 30, 2003 and December 31, 2002, Global and American Depositary Receipts amounted to 6,874,278 (19.45% of its common stock) and 7,475,251 (21.15% of its common stock), respectively.

Treasury Stock

In December 2001, the Company re-acquired 4,424,718 shares of its common stock at a price of 0.1 rubles per share from ZAO Neftyanoi Investitsionnyi Dom and OOO Novye Vozmozhnosti, both related parties. Such repurchase of treasury stock was made under the stock option agreement that had been concluded by the parties in 1998, when these related parties acquired the Company's common stock at similar prices.

In December 2001, 450,000 shares of the treasury stock were sold to the Company's management at a price of 0.27 rubles per share. As of the dates of such sale, the Company's common stock was quoted at US$4.00 per share. The Company recognized management compensation expense of US$1,800 in its consolidated statement of income being the fair value of the common stock given with a corresponding increase in additional paid-in capital.

In December 2002, the Company's Board of Directors approved a plan to distribute 442,500 shares of treasury stock to top managerial employees at a price of 10 cents per share as compensation for their services during the period of 2000 - 2002.

As of December 31, 2002, the Company's common stock was quoted at US$5.80 per share. The Company recognized management compensation expense of US$2,522 in its 2002 consolidated statement of income. No treasury stock was distributed through December 31, 2002. Throughout the six months ended June 30, 2003, 401,000 of shares were purchased by the Company's management.

As of June 30, 2003 and December 31, 2002 3,573,718 and 3,974,718 shares of the Company's common stock remained in treasury stock. The fair value of such treasury shares as of June 30, 2003 and December 31, 2002, using the RTS stock quote as of that date, was US$25,266 and US$23,252.

Stock Awards

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company measures compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." No compensation costs associated with stock-based awards were charged against the Company's results of operations in the six months ended June 30, 2003 and 2002.

In December 2002, the Company's Board of Directors approved an executive stock option plan for its top executives for the period of 2003 - 2005, to become effective on January 1, 2003. The Plan provides for 4,000,000 shares of the Company's common stock to be vested over the period of three years. Full vesting is conditional on the Company's share price reaching US$11 over the period of three years ended December 31, 2005.

Additional Paid-In Capital

Additional paid-in capital was formed mainly in 1997-98 as a result of the issuance of the Company's common and cumulative preferred stock at prices in excess of par value or as a consideration for the acquisition of controlling stakes in Uralmash, ZSMK and Izhorskiye Zavody. As described above, US$1,800 and US$2,434 of additional paid-in capital originated in 2001 and six months of 2003 from

(In thousands of US dollars, unless otherwise stated)

22. Shareholders' Deficiency (continued)

Additional Paid-In Capital (continued)

the re-issuance of the Company's common stock to management as the consideration for past services.

Distribution of Statutory Earnings

In accordance with Russian legislation, the Company can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

23. Gain on Sale of Non-Core Business Units

During the first quarter of 2003, the management of the Company disposed of its Metallurgical Equipment (METEQ) business segment to Severstalmash, the machine building division of Severstal. Under the agreement Severstalmash acquired the sales and marketing organization and engineering expertise of the METEQ business segment as well as the right to use the corresponding trademarks for a total consideration of US$14 million. The sale resulted in the recognition of a gain of US$13.0 million. The disposal did not result in the transfer any of the Company's production facilities to Severstalmash.

Gain on sale of non-core business units consisted of the following during the six months ended:

	30 June, 2003	30 June, 2002
Disposal of (METEQ) business segment	12,987	-
Other disposals	(106)	128
Total gain on sale of non-core business units	12,881	128

24. Commitments and Contingencies

Tax Optimization

The Company uses a number of methods to reduce or minimize its tax obligations, including transfer of its profits offshore or to domestic tax havens. This resulted in significant tax savings to the Company in 2001 and prior years. There is a risk that certain tax optimization transactions may be challenged by authorities and result in significant penalties and other liabilities, or the opportunities to execute such transactions may cease.

Management believes that the Company will continue to manage and adapt to any amendments or new regulations, which may impact upon current business practice and operations to avoid any material adverse effect.

Economic and Political Environment in Russia

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

24. Commitments and Contingencies (continued)

Economic and Political Environment in Russia (continued)

As of June 30, 2003, the Company does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements for those statements not to be misleading.

The Company may be subject to loss contingencies pursuant to Russian national and regional environmental claims that may arise from past and current operations. As Russian laws and regulations evolve concerning environmental assessments and cleanups, the Company may incur future costs, the amount of which is currently indeterminable due to such factors as the current state of the Russian regulatory process, the ultimate determination of responsible parties associated with these costs and the Russian government's assessment of respective parties' ability to pay for these costs related to environmental reclamation.

The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's ability to continue operations. The Company does not believe that these contingencies as related to its operations, are any more significant than those of similar enterprises in Russia.

25. Segment Information

The Company has six reportable operating segments. These segments are combinations of business units that have separate management teams and offer different products and services. A brief description of each segment is as follows:

Oil and gas equipment segment specializes in engineering, marketing and sales of three major types of drilling equipment, specifically oil and gas drilling rigs, drilling rig units and components and drilling rig spare parts and related services. Drilling equipment is purchased from Machinery manufacturing services segment and manufactured at Burovaya Tekhnika, Pavlovsk Machinery and UPET. One of the Company's subsidiaries, FGL Buyer, specializes in naval architecture and marine engineering in the offshore drilling industry.

Mining equipment segment specializes in engineering, marketing and sales of three major types of mining equipment: excavators (electric mining excavators and walking draglines), crushing equipment, and rock-drilling machines. Mining equipment is produced by Machinery manufacturing services segment.

Specialty steel segment produces 150 specialty steel grades and a variety of castings and forgings. The Company produces high-strength structural grades, corrosion-resistant, radiation-resistant, heat-resistant, cold-resistant, non-magnetic and high-alloyed grades of steel. Standard types of casting, forging, and molding production include retaining rings for power generating equipment, chill mould blanks, bearing ring blanks, column equipment, ship spindles, mill rolls, tank courses, as well as similar custom-made metal products. A significant part of the basic metal production is used internally as an input for machinery equipment segment, equipment for nuclear power plants. Specialty steels are manufactured primarily at Uralmash and Izhorskiye Zavody.

Equipment for nuclear power plants segment production is based at Izhorskiye Zavody and produces three major types of equipment for the nuclear power industry:

- Primary circuit equipment for nuclear power plants. A standard set of primary circuit equipment produced by the Company comprises of a reactor vessel, in-vessel components, and a cover with extending pipes.

(In thousands of US dollars, unless otherwise stated)

25. Segment Information (continued)

- Spent nuclear fuel containers for nuclear power blocks. The Company manufactures containers for storage and transportation of spent nuclear fuel from pressurized water reactors and scientific nuclear reactors.
- A wide range of spare parts.

In addition, the segment provides services for installation of nuclear power plant equipment and project management of long-term contracts for construction of nuclear power plants.

Shipbuilding segment designs and manufactures a wide range of civil, military, and special-purpose vessels and submarines, including air-cushioned landing craft and multi-purpose hovercrafts and patrol boats, circulation systems for oilrigs.

The Company's current product range includes dry-cargo carriers with deadweight of up to 6,000 tons and oil tankers with deadweight of up to 8,000 tons. Shipbuilding production is located at Krasnoe Sormovo, Nizhegorodskiy Teplokhod, Third International, and Almaz.

Machinery manufacturing services segment produces machinery equipment based on OMZ's proprietary engineering and the production of equipment based on third party engineering, for various industries, including oil and gas, mining and metallurgical equipment. The production sites for machinery manufacturing services are mainly Uralmash and Izhorskiye Zavody.

All remaining activities are included in "Corporate and Other" category for reporting purposes.

All six segments meet the criteria set for reportable segments. The Company evaluates performance and allocates resources based on gross margin. Intersegment turnover is shown at market-based prices. Management believes that the utilization of profit (loss) from operations has limited usefulness as it involves significant judgment in allocating overhead costs because of the Company's complex operating structure. Selling, general, and administrative expenses and indirect production costs were allocated among business segments in the same proportion as direct costs.

Segment information for six months ended June 30, 2003:

	Oil and gas equipment	Mining equipment	Specialty steels	Equipment for nuclear power plants	Ship-building	Machinery manufacturing services	Corporate and other	Total
Revenues from external customers	37,757	23,884	24,063	36,994	44,731	24,356	23,917	215,702
Intersegment revenues	-	-	26,241	-	-	37,702	-	63,943
Gross margin	11,878	4,934	10,923	12,651	7,207	9,012	4,617	61,222
Gross margin, %	31%	21%	22%	34%	16%	15%	19%	28%
Depreciation and amortization	1,380	5	1,860	346	1,675	7,058	677	13,001
Income (loss) from operations	798	700	7,086	6,746	2,353	(1,909)	(5,325)	10,449
Interest expense	129	808	250	735	940	703	5,593	9,158
Segment assets	60,996	25,515	59,299	126,258	133,216	176,581	202,097	783,962
Capital expenditures	1,211	-	254	459	633	12,482	1,720	16,759

(In thousands of US dollars, unless otherwise stated)

25. Segment Information (continued)

Segment information for six months ended June 30, 2002:

	Oil and gas equipment	Mining equipment	Specialty steels	Equipment for nuclear power plants	Ship-building	Machinery manufacturing services	Corporate and other	Total
Revenues from external customers	39,119	18,128	20,158	37,089	23,960	38,435	25,982	202,871
Intersegment revenues	-	-	41,262	-	-	67,161	-	108,423
Gross margin	9,652	3,382	8,997	14,183	3,025	11,860	3,451	54,550
Gross margin, %	25%	19%	15%	38%	13%	11%	13%	27%
Depreciation and amortization	491	-	1,513	317	418	7,902	664	11,305
Income (loss) from operations	6,587	549	5,930	6,937	732	6,926	(2,858)	24,803
Interest expense	-	-	-	-	7	-	(7)	-
Segment assets	68,676	15,357	62,938	66,830	88,686	185,422	104,623	592,532
Capital expenditures	1,908	-	715	-	1,495	12,103	6,560	22,781

The Company sells its products in several markets. External sales by major geographic regions were as follows for the six months ended:

	June 30, 2003	June 30, 2002
Russia	116,821	133,809
Asia	49,240	29,926
Commonwealth of Independent States	10,598	28,486
Europe	37,914	9,783
North America	793	867
Other regions	336	-
Total sales	215,702	202,871

26. Subsequent Events

In July and October 2003, the Company acquired additional stakes of 31.05% and 19.22% of the outstanding common stock of Volgograd Shipbuilding Plant, which specializes in the manufacturing of river-sea vessels as well as other equipment for the oil and gas industry, for a total cash consideration of US$3,823 and US$1,091 increasing its ownership interest therein to 69.23%. Subsequent to October 07, 2003, Volgograd Shipbuilding Plant has been accounted for under the full-consolidation method.

In October 2003, the Company acquired additional stakes of 62.51% of OAO CKB Korall, a Ukrainian-based naval engineering and construction bureau specializing in engineering of complex mobile offshore drilling units for a total cash consideration of US$2,501 increasing its ownership interest therein to 92.91%.

LISTING PARTICULARS DATED 25 September 2003

OMZ (URALMASH-IZHORA GROUP)

(incorporated as an open joint-stock company under the laws of the Russian Federation)

Introduction to the Official List

of

Up to 2,000,000 Rule 144A American Depositary Receipts and up to 11,500,000

Level 1 American Depositary Receipts

each representing one ordinary share of the Parent Company

Applications have been made to the Financial Services Authority in its capacity as competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 (the "**FSMA**") for a block listing of up to 2,000,000 Rule 144A American Depositary Receipts (each a "**Rule 144A ADR**") and up to 11,500,000 Level 1 American Depositary Receipts (each a "**Level 1 ADR**" and, together with the Rule 144A ADRs, the "**ADRs**") to be admitted to listing on the Official List of the Financial Services Authority (the "**Official List**") and to trading on the London Stock Exchange plc's (the "**London Stock Exchange**") market for listed securities (the "**Introduction**"). Admission to the Official List together with admission to trading on the London Stock Exchange's market for listed securities constitute official listing on a stock exchange. Application has been made for the ADRs to be quoted on the London Stock Exchange's International Order Book.

This document (the "**Listing Particulars**") comprises listing particulars issued in compliance with the listing rules made under section 74 of the FSMA by the UK Listing Authority (the "**Listing Rules**"). A copy of these Listing Particulars has been delivered to the Registrar of Companies in England and Wales as required by section 83 of the FSMA.

Each ADR represents one ordinary share, nominal value 0.1 roubles per ordinary share (the "**Shares**") of open joint stock company Obedinennye Mashinostroitelnye Zavody (Uralmash-Izhora Group) (the "**Parent Company**" or "**OMZ**"). The Shares are currently traded on the Russian Trading System ("**RTS**") and on the Moscow Interbank Currency Exchange ("**MICEX**"). Each Rule 144A ADR was issued pursuant to the deposit agreement (the "**Rule 144A Deposit Agreement**") dated 15 January 1998 between the Parent Company and the Bank of New York, acting as depositary (the "**Depositary**") and each Level 1 ADR was issued pursuant to the deposit agreement (the "**Level 1 Deposit Agreement**") dated 16 January 2001 between the Parent Company and the Depositary.

The Shares and the ADRs have not been, and will not be, registered under the United States Securities Act of 1933 (the "**Securities Act**") or with any securities regulatory authority in any State of the United States and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

The ADRs are of a specialist nature and should normally only be bought and traded by investors who are particularly knowledgeable in investment matters. For a discussion of certain factors regarding the Company, the ADRs and the Shares which should be considered by prospective purchasers, see the section headed "*Investment Considerations*".

ING INVESTMENT BANKING

Authorised adviser

The Parent Company accepts responsibility for the information contained in these Listing Particulars. To the best of the knowledge and belief of the Parent Company (which has taken all reasonable care to ensure that such is the case) the information contained in these Listing Particulars is in accordance with the facts and does not omit anything likely to affect the import of such information.

The Parent Company has confirmed to ING Bank N.V., London Branch, as authorised adviser to the Parent Company in its application to the UK Listing Authority (the "**Authorised Adviser**") that these Listing Particulars contain all information regarding the Company, the ADRs and the Shares which is (in the context of the Introduction) material; such information is true and accurate in all material respects and is not misleading in any material respect; any opinions, predictions or intentions expressed in these Listing Particulars on the part of the Parent Company are honestly held or made and are not misleading in any material respect; these Listing Particulars do not omit to state any material fact necessary to make such information, opinions, predictions or intentions (in such context) not misleading in any material respect; and all proper enquiries have been made to ascertain and to verify the foregoing.

The Parent Company has not authorised the making or provision of any representation or information regarding the Parent Company or the ADRs or the Shares other than as contained in these Listing Particulars or as approved for such purpose by the Parent Company. Any such representation or information should not be relied upon as having been authorised by the Parent Company.

Neither the delivery of these Listing Particulars nor the offering, sale or delivery of any ADR or Share shall in any circumstances create any implication that there has been no adverse change, or any event reasonably likely to involve any adverse change, in the condition (financial or otherwise) of the Company since the date of these Listing Particulars.

These Listing Particulars do not constitute an offer of, or an invitation to subscribe for or purchase, any ADRs or Shares.

The distribution of these Listing Particulars in certain jurisdictions may be restricted by law. Persons into whose possession these Listing Particulars come are required by the Parent Company to inform themselves about and to observe any such restrictions. No action is being taken in any jurisdiction to permit a general offering to the general public of the ADRs or the Shares or the distribution of these Listing Particulars in any jurisdiction where action would be required for such purposes. For a description of certain restrictions on transfers of Shares between ADR facilities, see the section headed "*Transfer Restrictions and Settlement*".

In particular, the ADRs and the Shares have not been and will not be registered under the Securities Act. Subject to certain exceptions, the ADRs and the Shares may not be offered or sold within the United States or to US persons. In addition, the Shares and the ADR's may not be, and are not being, offered in the United Kingdom in circumstances which would require a prospectus to have been registered in the United Kingdom under the Public Offers of Securities Regulation 1995 (as amended). No document issued in connection with the Introduction may be copied, reproduced or distributed to any person in the United Kingdom unless that person is of the kind described in Article 49(2)(a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or is a person to whom this document may otherwise be lawfully issued or passed on. All applicable provisions of the Financial Markets and Services Act 2000 must be complied with in respect of anything done in relation to the Shares or ADRs in, from or otherwise involving the United Kingdom, meaning of the Regulations or otherwise in compliance with all applicable provisions of the Regulations.

In these Listing Particulars, unless otherwise specified, references to "**US$**", "**US dollars**" or "**dollars**" are to United States dollars and references to "**RR**" or "**rouble**" are to Russian roubles.

Certain figures included in these Listing Particulars have been subject to rounding adjustments; accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

These Listing Particulars contain forward-looking statements. These statements express views of the Parent Company and expectations based upon certain assumptions regarding trends in the Russian and

international financial markets and economies, the political climate in the Russian Federation and the Confederation of Independent States (the "**CIS**") and other factors. These statements can be identified by the use of words such as "may", "will", "should", "expect", "anticipate", "estimate", "believe", "continue" and similar terminology.

Potential investors in the ADRs and the Shares are advised that there can be no assurance that these assumptions will prove to be correct, that the actual effects of the assumptions, even if correct, will be the same as the anticipated effects or that any such differences will not be material. In particular, the actual financial condition of the Company and the value of the ADRs and the Shares may be adversely affected by future developments affecting inflation, interest rates, taxation, social instability or other economic, political or diplomatic or other matters, over which the Company has no control. Prospective investors are cautioned not to place undue reliance on statements in this document that are forward-looking in nature.

CONTENTS

SUMMARY

*The following summary is qualified in its entirety by the more detailed information appearing elsewhere in these Listing Particulars. In particular, prospective investors should note that the Parent Company has prepared consolidated financial statements for the years ending 31 December 2000, 2001 and 2002 in accordance with United States Generally Accepted Accounting Principles ("**US GAAP**") which are included on pages F-1 to F-52 of these Listing Particulars.*

Prospective investors should carefully consider the information set out in the section headed "Investment Considerations" before making an investment decision.

OVERVIEW

Open Joint Stock Company ("**OAO**") Obedinennye Mashinostroitelnye Zavody (Uralmash-Izhora Group) (the "**Parent Company**" or "**OMZ**"), formerly OAO United Heavy Machinery (Uralmash-Izhora Group) and OAO Uralmash-Zavody, is incorporated in Ekaterinburg, in the Sverdlovsk Region of the Russian Federation. The Parent Company's Shares are currently traded on RTS and MICEX in Moscow.

The Parent Company, together with its subsidiaries (the "**Company**" or the "**Group**"), comprises one of the largest Russian heavy engineering companies, both in terms of market capitalisation and revenue. The Company designs, engineers, produces, markets and services knowledge-intensive equipment and machinery for the onshore and offshore oil and gas industry, water transportation industry, the nuclear energy industry and the mining industry. In addition, the Company manufactures speciality steel forgings and castings. The Company achieved total sales of approximately US$435 million in 2002, a 39% growth compared with 2001. The Company has manufacturing, design and engineering operations in the Russian Federation, the United States of America, Romania and the Ukraine.

The Parent Company estimates that the Company accounts for approximately 50% of the total number of newly built onshore stationary drilling rigs sold in Russia, approximately 30% of total number of primary circuit nuclear power plant equipment sales worldwide and more than 70% of the total number of heavy shovels and draglines sold in Russia. The Company's products are exported to over 30 countries.

The Company's customer base includes major companies in each of the sectors of its operation, including Gazprom, Lukoil, Surgutneftegaz, Rosneft, the Syrian Petroleum Company, Caspian Sea Shipping, Volga Tanker, the Greek Navy, Severstal, Kuzbassrazrezugol, Kachkanarsky Ore Processing Plant, Elektrosila and the Nuclear Power Corporations of China and India.

The Company's main customers are Russia's largest oil and gas companies, metallurgical and ore processing plants and water transportation companies. Domestic sales accounted for approximately 64%, 74% and 83% of total sales in 2002, 2001 and 2000, respectively. Export sales accounted for approximately 36%, 26% and 17% of total sales in 2002, 2001 and 2000, respectively. International sales in 2002 grew by 90% compared with 2001 and came mostly from sales outside of Russia of nuclear power plant equipment to Asia-based nuclear power stations and sales of mining equipment to customers in the CIS. As at 30 June 2003, the Company employed approximately 44,800 people.

The Parent Company is the parent company for the Group with 26 principal subsidiaries which are divided into three primary groups, comprising production, sales and trading, and engineering and research. Of these, principal subsidiaries include:

- OAO Ural Heavy Machine-Building Plant ("**Uralmash**");
- OAO Izhorskiye Zavody ("**Izhorskiye Zavody**");
- OOO OMZ "SpecStal" ("**SpecStal**");
- OAO Krasnoe Sormovo Plant ("**Krasnoe Sormovo**");
- OAO Volgograd Shipbuilding Plant ("**Volgograd Shipbuilding Plant**");

- OAO NPO Burovaya Tekhnika ("**Burovaya Tekhnika**");
- OAO SF Almaz ("**Almaz**");
- OAO Third International Shipyard ("**Third International Shipyard**");
- OAO Pavlovsky Machinery Plant ("**Pavlovsky Machinery Plant**");
- S.C. Upet ("**Upet**");
- OAO Zavod Nizhegorodskiy Teplokhod ("**Nizhegorodskiy Teplokhod**"); and
- OAO Welded and Machine-Building Structure Plant ("**ZSMK**").

Organisational Structure

In 2001 and the first half of 2002, the Company expanded its operations into the shipbuilding and offshore drilling equipment and design markets through several key acquisitions. As a result by the end of 2002, the Company operated in six business segments as follows:

- oil and gas drilling equipment ("**OILEQ**");
- nuclear power plant equipment ("**NPPEQ**");
- speciality steels ("**STEEL**").
- shipbuilding ("**SHIP**");
- mining equipment ("**MINEQ**"); and
- metallurgical equipment ("**METEQ**").

Following an extensive review of its strategic priorities, the Company has initiated a three stage restructuring plan. During the course of 2002, the Company was organised into the METEQ, MINEQ, NPPEQ, OILEQ, SHIP and STEEL business segments, each with individual business and financial targets and dedicated management teams.

Secondly, during the first quarter of 2003, the management of the Company decided:

- to combine the OILEQ and SHIP business segments to form the Onshore and Offshore business segment;
- to dispose of the METEQ business segment; and
- to focus primarily on the NPPEQ, Onshore and Offshore, MINEQ and STEEL business segments.

A structure chart setting out the principal business segments of the Company following the second stage of the restructuring is set out below:


OMZ
ONSHORE & OFFSHORE
NPPEQ
MINEQ
STEEL
NON-CORE ASSETS
OIL & GAS EQUIPMENT
DRILLING TOOLS & TECHNOLOGY
SHIP
OFFSHORE DESIGN
PRESSURE VESSELS
CRANES
ROLLS
INSTRUMENTS
OTHER

Finally, it is intended that a further review will be conducted at a later stage to determine which of the remaining four principal business segments to focus on and to consider the strategic alternatives for the rest of the Company's businesses with a view to improving the Company's asset allocation, enhancing its management structure and increasing its operating efficiency and overall profitability. For more information on the Company's strategy, see the section headed "*The Company – Strategy*".

Sales

A breakdown of the Company's total sales by business segment for the year ended 31 December 2002 (prior to the strategic review and disposal of the METEQ business segment) is set out below:

Business Segment	Sales in US$ millions in 2002	% of the Company's sales in 2002	% increase in sales compared with 2001	% of the Company's sales in 2001
OILEQ	141.3	32%	+208%	15%
NPPEQ	74.3	17%	+26%	19%
METEQ	47.8	11%	+1%	15%
SHIP	46.5	11%	+150%	6%
STEEL[1]	46.4	11%	-19%	18%
MINEQ	37.8	9%	+4%	12%
Other	41.2	9%	-16%	15%
Total	435.4	100%	–	100%

1 In addition to sales to external customers, STEEL had internal sales to the Company's other business segments of US$58.2 million in 2002 and US$81.3 million in 2001.

A significant proportion of the Company's business is performed pursuant to a limited number of major contracts. Details of the ten largest contracts in the order book as at 1 September 2003 are set out below:

Contract	Customer	Business segment	Date of signature	Total consideration (in US$)	Consideration received (in US$)	Completion date
Nuclear power plant equipment	Kudankulam, India*	NPPEQ	June 2002	US$292 million	US$72 million	Sept-Dec 2006
Diesel submarine (and spares)	Chinese Navy**	Onshore and Offshore	Sept 2002	US$215 million	US$46 million	Sept-Dec 2005
Nuclear power plant equipment	Tianwan, China*	NPPEQ	Nov 1999	US$142 million	US$112 million	Dec 2004
Six tankers	Caspian Sea Shipping, Azerbaijan	Onshore and Offshore	Oct 2002	US$72 million	US$8 million	Oct 2005
Ten dry cargo vessels	Better Overseas Ltd, Russia	Onshore and Offshore	Aug 2002	US$65 million	US$4 million	Oct 2007
Hovercraft	Greek Navy**	Onshore and Offshore	Dec 2002	US$52 million	US$24 million	Sept 2004
Eight tankers	KSS Shipping, Malta	Onshore and Offshore	July 2001	US$48 million	US$24 million	May 2007
Four drilling rigs	Syrian Petroleum Company	Onshore and Offshore	Sept 2003	US$41 million	-	Aug 2004
Three oil tankers	Kokoda Container Carriers, Norway	Onshore and Offshore	Aug 2003	US$37 million	-	2005-2006
Four multi-purpose bulk carriers	Clean Sea, Norway	Onshore and Offshore	Aug 2003	US$30 million	-	2005-2006

* The Company's contractual counterparty is ZAO Atomstroyexport.

** The Company's contractual counterparty is Rosoboronexport.

For a discussion of certain investment considerations related to the proportion of the Company's business derived from major contracts, see the sections headed "*Investment Considerations – Risks relating to the Company – Dependence on long term contracts*" and "*Investment Considerations – Risks relating to the Company – Fixed price contracts*".

Recent Developments

Current trading

As at the date of these Listing Particulars, the Parent Company has not yet published its interim consolidated financial statements for the six month period ended 30 June 2003 prepared in accordance with US GAAP.

Based on the Parent Company's unaudited consolidated management accounts for the six month period ended 30 June 2003 prepared in accordance with Russian accounting standards, the Company's sales and gross profit for the six month period ended 30 June 2003 was marginally greater than for the equivalent six month period in 2002. However, partly as a result of the consolidation of entities which the Company has acquired since 30 June 2002 and partly due to inflation in the Russian Federation, the Company experienced a significant increase in its administrative expenses. The impact of this increase resulted in a material decrease in both its operating income and net income for the six month period ended 30 June 2003 compared to the equivalent six month period in 2002 under Russian accounting standards.

Potential acquisition of Shares by members of the management of the Company

In June 2003, the management of the Company received an approach from one of the Parent Company's institutional shareholders for the management of the Company to acquire for their own account up to 14.43% of the issued share capital of the Parent Company held by the institutional shareholder. As at the date of these Listing Particulars, no legally binding commitment has been entered into in respect of the acquisition of such Shares by the management of the Company. For more information, see the sections headed "*Investment Considerations – The market price of the Shares and the ADRs could be adversely affected by potential future sales*" and "*Description of the Shares – Principal Interests in the Parent Company*".

SUMMARY FINANCIAL INFORMATION RELATING TO THE COMPANY

The following tables set out, in summary form, balance sheet and income statement information relating to the Company. Such information is extracted without material adjustment from the audited consolidated financial statements of the Parent Company as at and for the years ended 31 December 2002, 2001 and 2000 prepared in accordance with US GAAP. Such financial statements, together with the reports of Ernst & Young (CIS) Limited and the accompanying notes, are included on pages F-1 to F-52 of these Listing Particulars. The financial information presented below should be read in conjunction with such financial statements, reports and the notes thereto. Investors should read these Listing Particulars as a whole and not rely solely on selected or summarised information.

CONSOLIDATED BALANCE SHEET

	Years ended 31 December		
	2002	**2001**	**2000**
	(in thousands of US$)		
Assets			
Current assets:			
Cash and cash equivalents	29,750	15,267	9,324
Short-term investments	11,934	22,374	53,366
Trade accounts receivable, net	54,584	48,657	36,012
Due from related parties	2,918	12,554	13,361
Inventories, net	161,736	167,686	133,922
Costs and recognized income not yet billed	23,195	–	–
Taxes receivable	28,233	21,474	19,504
Prepaid expenses and advances to suppliers	23,610	22,737	29,843
Deferred taxes	–	3,393	–
Other current assets	10,081	4,569	6,481
Total current assets	346,041	318,711	301,813
Plant and equipment, net	201,359	178,001	176,947
Long-term investments, net	12,828	11,516	8,488
Due from related parties, long-term	2,374	7,301	18,458
Trade accounts receivable, long-term	13,508	1,906	–
Patents and other non-current assets	13,837	–	–
Goodwill	2,585	–	–
Total assets	592,532	517,435	505,706

	Years ended 31 December		
	2002	2001	2000
	(in thousands of US$)		
Liabilities and Shareholders' Deficiency			
Current liabilities:			
Trade accounts payable and accruals	32,257	35,174	44,484
Advances received and deferred revenues	91,139	142,396	180,827
Billings in excess of costs and recognized income	23,110	13,648	-
Accumulated billings over related cost	1,509	8,606	-
Taxes payable	35,902	47,290	79,050
Payroll and related obligations	10,206	5,717	4,291
Due to related parties	5,059	7,497	13,149
Deferred taxes	3,514	343	2,938
Short-term borrowings	53,329	31,983	11,918
Current portion of other long-term accounts payable and long-term debt	3,657	4,526	4,586
Other payables	24,020	8,235	5,217
Total current liabilities	283,702	305,415	346,460
Non-convertible bonds	28,646	24,856	-
Billings in excess of cost and recognized income, long-term	13,508	1,906	-
Long-term debt	32,471	2,458	1,407
Long-term accounts payable	1,013	2,498	3,555
Taxes payable, long-term	33,236	49,732	24,968
Deferred taxes, non-current	1,471	431	395
Total liabilities	394,047	387,296	376,785
Minority interest	229,877	201,700	207,066
Shareholders' deficiency:			
Common stock (0.1 rouble par value per share), 66,250,000 shares authorized and 35,350,000 shares issued as of 31 December 2002, 2001 and 2000; 31,375,282, 31,375,282 and 35,350,000 shares outstanding as of 31 December 2002, 2001 and 2000, respectively	582	582	582
Cumulative preferred stock (0.1 rouble par value and liquidation value per share), 2,750,000 shares authorised, issued and outstanding	48	48	48
Additional paid-in capital	75,644	75,644	73,844
Treasury stock, 3,974,718 shares of common stock as of 31 December 2002 and 2001 (nil as of 31 December 2000)	(13)	(13)	–
Accumulated deficit	(107,653)	(146,609)	(152,619)
Accumulated other comprehensive loss	–	(1,213)	-
Total shareholders' deficiency	(31,392)	(71,561)	(78,145)
Total liabilities and shareholders deficiency	592,532	517,435	505,706

CONSOLIDATED INCOME STATEMENT

	Years ended 31 December		
	2002	2001	2000
	(in thousands of US$)		
Sales	435,383	313,116	241,024
Cost of sales	(339,065)	(249,889)	(221,042)
Gross margin	96,318	63,227	19,982
Selling, general and administrative expenses	(81,304)	(64,101)	(45,906)
Release from (provision for) doubtful accounts receivable	2,060	3,097	(3,234)
Release from (provision for) obsolete inventory	5,114	975	(11)
Impairment of property, plant and equipment	(936)	–	–
Impairment of goodwill	(1,236)	–	–
Release from (provision for) obsolete equipment under construction	594	(2,284)	(2,615)
Income (loss) from operations	20,610	914	(31,784)
Other income (expense)			
Interest income	1,708	3,084	1,428
Interest expense	(12,540)	(8,308)	(1,339)
Investment income	588	5,236	–
Investment loss	(969)	(4,447)	(1,834)
Gain on sale of non-core business units	228	4,539	14,656
Gain on release from tax penalties	24,715	4,313	14,952
Gain on release from government financing	34,197	–	–
Provision for tax penalties	(2,746)	(11,235)	(7,999)
Other non-operating gains	(6,311)	2,887	2,677
Foreign exchange gain	4,330	8,431	14,343
Income before income taxes and minority interest	63,810	5,414	5,100
Income tax expense	(10,135)	(1,374)	(3,527)
Income before minority interest	53,675	4,040	1,573
Minority interest in net losses (income) of subsidiaries	(14,719)	1,970	(1,234)
Net income	38,956	6,010	339
Other comprehensive income (loss), net of income tax			
Unrealised holding income (loss) from available for sale securities	1,213	(1,213)	–
Comprehensive income	40,169	4,797	339
Basic and diluted net income per share	1.24	0.17	0.01
Basic and diluted comprehensive income per share	1.28	0.14	0.01
Average shares of common stock outstanding	31,375,282	35,184,387	35,350,000

INVESTMENT CONSIDERATIONS

Prior to making an investment decision, prospective investors should consider carefully, in the light of the circumstances and their investment objectives, the information contained in these Listing Particulars. Prospective investors should consider, among other things, the investment considerations relating to the Russian Federation and the Company not normally associated with investments in other countries and other corporations, including those set out below.

RISKS RELATING TO THE SHARES

The Russian market for the Shares is substantially smaller and less liquid, and as a result is significantly more volatile, than equity markets in the United Kingdom

The principal market for the Shares is the Russian Trading System, a screen-based over-the-counter trading system, used primarily by a network of broker-dealers. Liquidity in most issues fluctuates and bid/ask spreads advertised or offered by brokers can vary substantially. The Russian securities market, including the market for Russian equity securities, experienced a significant downturn in 1998. In that year, the RTS Index, an index of the shares of 65 major Russian companies (including the Parent Company), fell by approximately 86% in US dollar terms. This severe decline (resulting from the financial crisis in Russia in 1998, investor concerns with investments in emerging markets in general and in Russia in particular, and concerns about the further devaluation of the rouble), inflation and other factors, adversely affected, for a time, the ability of Russian companies to raise capital through the sale of equity or debt securities. The decline also renewed concerns about the stability and liquidity of the Russian financial markets.

On 1 September 2003, the RTS Index had increased by 260% as compared to its level on 31 July 1998. However, throughout 2003, Russia's securities markets have remained volatile.

It may be difficult for investors to repatriate earnings from the Shares in a timely manner and there is a risk that these earnings will fall in value

Russian currency control legislation pertaining to the payment of dividends currently permits rouble dividends on common stock to be paid to a special rouble account of a non-resident shareholder, or its nominees and, subject to the commercial risks described below, to be converted into US dollars or another convertible currency and repatriated without restriction.

Although there is no restriction on the sale of the Shares by a non-resident of Russia to another non-resident or to a Russian resident, Russian currency control legislation provides that a sale of the Shares to a Russian resident must be made for roubles unless the Russian resident obtains a Central Bank licence authorising payment in US dollars or another convertible currency. While many Russian commercial banks have the requisite licence, it is currently a time consuming process for other Russian residents to obtain one. Accordingly, if an investor wished to sell the Shares to a Russian resident other than a licensed commercial bank, the investor would need to establish a special rouble account into which the rouble proceeds of the sale would be deposited and converted into US dollars or another convertible currency and repatriated to the investor.

Russia's share registration system may provide less protection than registration systems in other countries

Currently there is no central registration system for ownership of shares in Russia, and the registration of share ownership is performed by commercial registrar companies that are not necessarily subject to effective government supervision. The registrar may not have assets sufficient to compensate the Parent Company's shareholders for its errors or mistakes. Although under Russian law the Parent Company remains liable to its shareholders for any errors or mistakes made by its registrar that affect its shareholders, this safeguard may be inadequate to protect the Parent Company's shareholders from loss. On 15 May 2003, the Parent Company appointed Novy Registrator (Moscow), a Russian licensed registrar, as registrar for all classes of the Parent Company's capital stock. The Parent Company has a 20% interest in Novy Registrator (Moscow). Existing licensing conditions and regulations governing the activities of registrar companies have not been strictly enforced and registrars generally have relatively low levels of capitalisation and inadequate

insurance coverage. Consequently, the conduct of the Parent Company's registrar may put shareholders in the Parent Company at risk.

Investors may be subject to Russian tax that might be withheld on trades of the Shares

Russian withholding tax on capital gains may arise from the disposition of Russian shares and securities, such as the Shares, by non-resident holders. Russian tax authorities may attempt to apply withholding tax on capital gains derived from trading the Shares (but not depositary receipts, which are listed and sold on foreign exchanges). However, no procedural mechanism currently exists to collect any tax from capital gains with respect to sale of shares made by non-resident holders to a physical person or a foreign legal entity which is not acting through a permanent establishment in Russia.

With respect to corporate holders of securities, Russian tax legislation currently requires a Russian resident or a foreign legal entity acting through a permanent establishment in Russia to withhold 20% of the gross proceeds or, if the original purchase costs can be confirmed, 24% of the net proceeds of a sale of shares or derivatives thereof by such non-resident if more than 50% of the assets in the Russian company whose securities are being sold consist of immovable property and the transaction is not performed on a foreign exchange where such Russian company's securities are listed. Individual holders will be subject to tax at a rate of 30% on the gross proceeds from the sale of securities in Russia, while the availability of the original purchaser's cost deduction for non-residents is unclear. A refund of all or a portion of the tax withheld may be available if an exemption or lower rate of withholding tax is provided for by an applicable tax treaty. However, obtaining the benefits of any relevant tax treaties can be difficult due to the documentary requirements imposed by the Russian tax authorities. If any such tax is assessed, the value of the Shares could be materially adversely affected.

Any non-Russian judgments or arbitral awards investors may obtain against the Parent Company may not be enforceable in Russia and investors may have limited recourse against the Parent Company and its directors or officers

Some of the directors and most of the executive officers of the Company reside in Russia. A substantial amount of the Company's assets and the assets of such persons are located in Russia. As a result, investors may not be able to effect service of process on, or obtain or enforce a court judgement or arbitral award against, the Parent Company, its subsidiaries or their officers and directors in jurisdictions outside of Russia. In addition, there is no treaty between Russia and the United Kingdom providing for reciprocal enforcement of court judgements, including actions based on the civil liability provisions of English financial services law. Similarly, investors may not be able to obtain or enforce foreign court judgements against the Parent Company on any basis. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares.

Financial turmoil in emerging markets could have an adverse effect on the price of the Shares and the ADRs

.Financial turmoil in Russia and other emerging markets in 1997 and 1998 adversely affected market prices in the world's securities markets for companies that operate in those developing economies. Continued or increased financial downturns in these countries could cause further decreases in prices for the Shares even if the Russian economy remains relatively stable.

The market price of the Shares and the ADRs could be adversely affected by potential future sales

The trading price of the Shares and the ADRs could be adversely affected as a result of sales of substantial numbers of the Shares in the public market, or by the perception that this could occur. In June 2003, the management of the Company received an approach from, and is in discussions with, one of the Parent Company's institutional shareholders for the management of the Company to acquire for their own account up to 14.43% of the issued share capital of the Parent Company held by the institutional shareholder. As at the date of these Listing Particulars, no legally binding commitment has been entered into in respect of the acquisition of such Shares by the management of the Company. In the event that such Shares are sold in the market, it could adversely affect the trading price of the Shares or the ADRs. For more information,

see the section headed "*Description of the Shares – Principal interests in the Parent Company*". These factors could also make it more difficult to raise capital through equity or equity-linked offerings.

Certain members of the board of directors of the Parent Company hold directly or indirectly, approximately 35.37% of the Shares which, if sold in the market, could adversely affect the trading prices of the Shares or the ADRs. Such sale and the perception of any future sale by board directors or executive officers of the Company could adversely affect the trading price of the Shares and the ADRs. See section headed "*Directors, Senior Management and Employees – Directors – Interest of Directors*".

Terrorist activity and global instability could have an adverse effect on the Company's business and the price of the Shares and the ADRs

On 11 September 2001 terrorist attacks were conducted against multiple targets in the United States causing the loss of many lives and extensive property damage. These events and their aftermath have had a significant effect on international financial and commodities markets. Any future acts of terrorism of similar magnitude could have an adverse effect on the international financial and commodities markets and the global economy.

RISKS RELATING TO THE ADRs

Under Russian law the depositary may be considered the owner of the shares underlying the depositary receipts and, consequently, these shares may be arrested or seized in legal proceedings in Russia against the depositary

As Russian law may not recognise holders of the ADRs as beneficial owners of the underlying shares, it is possible that holders of the ADRs could lose all their rights to those shares if the deposited shares in Russia are seized or arrested.

Russian law treats an unlicensed depositary as the owner of the shares underlying the ADRs. This is different from the way other jurisdictions, such as the United Kingdom and the United States, treat ADRs. In those jurisdictions, although shares may be held in the depositary's name or to its order thereby making it the "legal" owner of the shares, the holders of the ADRs are the "beneficial", or real owners. In those jurisdictions, no action against the depositary, the legal owner, would result in the beneficial owners losing their shares. As Russian law may not make the same distinction between legal and beneficial ownership, it may only recognise the rights of the unlicensed depositary in whose name the shares are held not the rights of holders of the ADRs to the underlying shares.

Consequently, in proceedings brought against an unlicensed depositary, whether or not related to shares underlying the ADRs, Russian courts may treat those underlying shares as the assets of the depositary, open to seizure or arrest. The Shares underlying the ADRs may be seized or arrested in a Russian legal proceeding against a depositary. In the past, in connection with a lawsuit filed against The Bank of New York, the plaintiff sought the seizure of various Russian companies' shares held by the Bank of New York's nominee in Russia. The lawsuit was settled with no impact on the shares or the ADRs. In the event that this type of suit were successful in the future against a depositary bank, and if the Shares are seized or arrested, the holders of the ADRs involved would lose their rights to the underlying Shares.

Failure by the depositary to comply with Russian law could lead to the loss of investors' investment

Given that under Russian law the depositary may be treated as the full owner of the Shares underlying the ADRs, the depositary may need to comply with various Russian legal requirements regarding aggregate share ownership in a Russian company. For example, under Russian law, a person must receive the prior approval of the Russian Ministry for Anti-Monopoly Policy and Support of Entrepreneurship (the "**Anti-Monopoly Ministry**") before holding more than 20% of voting rights of a company the size of the Parent Company. The depositary for the Parent Company's American depositary receipt programs, however, has not received such approval. This failure could lead to an application by the Anti-Monopoly Ministry to the Russian Courts to invalidate the holding of Shares by the depositary in excess of 20% of the total issued Shares. In such a case, the Shares in excess of 20% of the total issued Shares that underlie the ADRs, would be withdrawn from the Parent Company's ADR facilities and transferred to the custody accounts of the

respective ADR holders or their brokers in Russia. Currently, approximately 15% of the Parent Company's Shares are held by the Depositary pursuant to the Rule 144A Deposit Agreement and the Level 1 Deposit Agreement.

As the rights of depositaries are not well developed in Russia, holders of the ADRs may be unable to exercise their voting rights and may not be able to obtain some of the benefits due to them as holders of the ADRs

The Russian Federal Law on the Securities Markets provides that shares may be held only by owners, nominees or trust managers. Under Russian law, foreign depositary banks that provide nominee services in Russia without the appropriate depositary licences are deemed to be owners of the shares that they hold that underlie the ADRs. Russian law does not provide for the ability of an owner of shares to split its vote on matters subject to a vote of the shareholders. Therefore, a foreign depositary bank may be unable to vote the Shares it holds on behalf of holder of the ADRs other than as a block. While the Federal Securities Commission for the Securities Market has recently adopted a regulation allowing holders of depositary receipts to vote, the practical application of that regulation is unclear. As a result a holder of the ADRs may be unable to exercise its voting rights if its voting rights do not correspond to the block vote submitted by the foreign depositary bank.

Voting rights with respect to ADRs are further limited by the terms of the relevant depositary agreement, which may prevent or delay the ability of holders of the ADRs to exercise their rights

Holders of the ADRs may exercise such voting rights as they may have with respect to the Shares represented by the ADRs only in accordance with the provisions of the relevant deposit agreement. However, there are practical limitations with respect to their ability to exercise their voting rights due to the additional procedural steps involved in communicating with them. For example, the charter of the Parent Company requires the Parent Company to notify shareholders at least 20 days in advance of any general meeting. Holders of Shares in the Parent Company receive notice directly from the Parent Company and are able to exercise their voting rights either by attending the meeting in person or voting by proxy.

Holders of the ADRs by comparison do not receive notice directly from the Parent Company. Rather, in accordance with the relevant deposit agreement, the Parent Company provides the notice to the depositary. In turn, the depositary posts to holders of the ADRs the notice of such meeting, voting instruction forms and a statement as to the manner in which instructions may be given by holders of the ADRs. To exercise their voting rights, holders of the ADRs must then instruct the depositary how to vote the shares underlying the ADRs. Due to this extra procedural step involving the depositary, the process for exercising voting rights may take longer for holders of the ADRs than for holders of Shares. If this occurs, holders of the ADRs generally will not be able to exercise any voting rights attaching to the ADRs with respect to the Shares that underlie them.

Holders of the ADRs may not be able to benefit from an applicable double tax treaty

The Russian tax rules applicable to UK holders of shares or depositary receipts representing shares are characterised by numerous uncertainties and by an absence of interpretive guidance. Russian tax authorities have not provided any guidance regarding the treatment of depositary receipt arrangements and there can be no guarantee as to how the Russian tax authorities will ultimately treat those arrangements. In particular, it is unclear whether Russian tax authorities will treat UK holders of the ADRs as the beneficial owners of dividends and other proceeds relating to the underlying Shares for purposes of the double tax treaty between Russia and the United Kingdom. If the Russian tax authorities do not treat UK holders of the ADRs as the beneficial owners of such dividends or proceeds, then the UK holders of the ADRs would not be able to benefit from the provisions of the double tax treaty between Russia and the United Kingdom. Non-UK holders of ADRs may also not benefit from the provisions of applicable double tax treaties between Russia and the countries in which they are resident because of the uncertainties outlined above and as under Russian law currently in force, the Depositary, a New York banking corporation, is treated as the legal owner of the Shares.

Russia's system of share registration and custody creates certain risks of loss that are not normally associated with investments in the United States securities market

The Shares underlying the ADRs are deposited with and registered on the share register maintained by the Russian share registrar of the Parent Company in the name of the Bank of New York as depositary (or its nominee or the custodians or its nominee). Investors should be aware, however, that Russia's system of share registration and custody creates certain risks of loss that are not normally associated with investments in the United States securities market. The depositary will not be liable for the unavailability of shares, or for the failure to make any distribution of cash or property with respect thereto as a result of such unavailability.

Enforcement of judgments

The Bank of New York has been advised by Russian counsel that courts in the Russian Federation will not recognise or enforce judgments obtained in the federal courts of the United States of America or the courts of the state of New York.

The Parent Company's ADR programmes may be challenged by the FSC

The Parent Company's ADR programmes were established in 1998 and January 2001. At that time, it was unclear whether the establishment of an ADR programme required the issuance of a permit by the Federal Securities Commission of the Securities Market (the "**FSC**") pursuant to Article 16 of the Securities Market Law. In March 2001 the FSC passed Regulation 3 requiring Russian companies organising the circulation of their securities in the form of depositary receipts abroad to obtain a permit from the FSC. While Regulation 3 contained a provision exempting securities of Russian issuers which circulated in the form of depositary receipts prior to the entry into force of the above regulation from obtaining a permit pursuant to Regulation 3, the nature and extent of this exemption remains unclear and, in particular, it remains unclear whether the establishment and operation of the Parent Company's ADR programmes required the issuance of a permit by the FSC pursuant to Article 16 of the Securities Market Law. While the Parent Company is not aware of any instance where an ADR programme established prior to March 2001 without such a permit from the FSC has been challenged by the FSC, there can be no assurance that the FSC would not attempt any such challenge in the future.

In certain circumstances, the Depositary has discretion to allow certain of the rights of holders of the Level 1 ADRs and the Rule 144A ADRs to lapse

The terms and conditions of the Level 1 ADRs and the Rule 144A ADRs provide that, in the event the Parent Company makes an offer to the holders of the Shares of any rights to subscribe for additional Shares or an offer of any other nature, the Depositary has discretion as to the procedure to be followed in making such rights available to holders of the Level 1 ADRs or Rule 144A ADRs, as the case may be, or in disposing of such rights on behalf of, and making the net proceeds available to, such holders. Under Article 7 of the terms and conditions of the Level 1 ADRs and the Rule 144A ADRs, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to holders of the Level 1 ADRs or Rule 144A ADRs or dispose of such rights and make the net proceeds available to such holders, the Depositary may allow the rights to lapse.

RISKS RELATING TO THE RUSSIAN FEDERATION

Political Risks

Since 1991, Russia has sought to transform itself from a one-party state with a centrally planned economy to a pluralist democracy with a market economy. As a result of the sweeping nature of the reforms and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, as well as to unrest by particular social and ethnic groups. Significant political instability could have a material adverse effect on the value of foreign investments in Russia, including the value of the Shares and the ADRs.

Governmental instability could adversely affect the value of investments in Russia

The composition of the Russian government (the prime minister and the other heads of federal ministries) has at times been highly unstable. For example, six different prime ministers headed governments between March 1998 and May 2000. On 31 December 1999, President Yeltsin unexpectedly resigned and Vladimir Putin was subsequently elected president on 26 March 2000. President Putin has maintained governmental stability and the general direction of reform. However, there can be no assurance that the government will not change or adopt a different approach over time. State Duma elections are to be held at the end of 2003 and Presidential elections in 2004. The value of investments in Russia could be reduced and the prospects of the Company could be harmed if governmental instability recurs or if reform policies are reversed.

Conflict between federal and regional authorities and other conflicts could create an uncertain operating environment that would hinder the Company's planning ability and could adversely affect the value of investments in Russia

The Russian Federation consists of 89 political units in addition to the federal government, some of which exercise considerable power over their internal affairs pursuant to agreements with the federal authorities. In practice, the division of authority between federal and regional governmental authorities is complicated and its interpretation may differ from region to region.

Additionally, ethnic, religious, historical and other divisions have, on occasion, given rise to communal tensions and military conflict. From 1994 to 1996 and since 1999, Russian military forces have been engaged in operations in Chechnya, bringing normal economic activity within Chechnya to a halt and disrupting the economy of the neighbouring regions. The spread of violence, or political measures taken to counter violence, such as the imposition of a state of emergency, could hinder the operation and the expansion of our business.

Economic Risks

Economic instability in Russia could adversely affect the Company's business

Since the dissolution of the Soviet Union, the Russian economy has experienced at various times:

- significant declines in gross domestic product;
- hyperinflation;
- an unstable currency;
- high government debt relative to gross domestic product;
- a weak banking system providing limited liquidity to Russian enterprises;
- high levels of loss-making enterprises that continued to operate due to the lack of effective bankruptcy proceedings;
- significant use of barter transactions and illiquid promissory notes to settle commercial transactions;
- widespread tax evasion;
- growth of a black and grey market economy;
- pervasive capital flight;
- high levels of corruption and the penetration of organised crime into the economy;
- significant increases in unemployment and underemployment; and
- the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to abrupt downturns. In particular, on 17 August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its rouble-denominated securities, the Central Bank stopped its support of the rouble and a temporary moratorium was imposed on certain hard currency payments. These actions resulted in an immediate and severe devaluation of the rouble and a sharp increase in the rate of inflation; a dramatic decline in the prices of Russian debt and equity securities; and an inability of Russian issuers to raise funds in the international capital markets.

These problems were aggravated by the near collapse of the Russian banking sector after the events of 17 August 1998, as evidenced by the revocation of the banking licences of a number of major Russian banks. This further impaired the ability of the banking sector to act as a consistent source of liquidity to Russian companies, and resulted in the losses of bank deposits in some cases.

There can be no assurance that recent trends in the Russian economy – such as the increase in the gross domestic product, a relatively stable rouble, and a reduced rate of inflation – will continue or will not be abruptly reversed. Moreover, fluctuations in international oil and gas prices, the strengthening of the rouble in real terms relative to the US dollar and the consequences of a relaxation in monetary policy, or other factors, could adversely affect Russia's economy and the Company's business in the future.

The risk of systemic banking crisis and the Russian banking system's undercapitalisation could adversely affect the operational activity of the Company

The risk of systemic banking crisis and the Russian banking system's undercapitalisation (particularly amongst medium to small Russian banks) could adversely affect the operational activity of the Company. Russian banking and other financial systems are still in a state of transition when compared with the banking and other financial systems of other developed countries and the Russian banking system is, on occasion, subject to inconsistent application of regulation and supervision. The Company's policy is to mitigate bank counterparty risk by working with a limited number of the larger Russian banks and some subsidiaries of international banking groups.

Russian companies face signficant problems with long-term funding due to the limited supply of domestic savings, the scarcity of foreign sources of finance, limited lending by the banking sector to the industrial sector and other factors. A systemic financial crisis (such as occurred in 1998) or the failure of a banking group with which the Company deals could, notwithstanding the Company's policy of mitigating its exposure to bank counterparties, have a material adverse effect on the Company's business, financial conditions or results of operation.

Russia's physical infrastructure is in poor condition, which could disrupt normal business activity

Russia's physical infrastructure largely dates back to Soviet times and has not been adequately funded and maintained over the past decade. Particularly affected are the rail and road networks; power generation and transmission; communication systems; and building stock. Road conditions throughout Russia are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganise the nation's rail, electricity and telephone systems. Any such reorganisation may result in increased charges and tariffs, while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure may harm the national economy, may disrupt the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations, and this could have a material adverse effect on the Company's business.

Fluctuations in the global economy may adversely affect Russia's economy and the Company's business

Russia's economy is vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy. Additionally, because Russia produces and exports large amounts of oil, the Russian economy is especially sensitive to the price of oil on the world market, and a decline in the price of oil could

slow or disrupt the Russian economy. These developments could severely limit the Company's access to capital and could adversely affect the purchasing power of the Company's customers and the financial performance of the Company's business.

Social Risks

Crime and corruption could disrupt the Company's ability to conduct its business and could materially adversely affect the Company's financial condition and results of operations

The political and economic changes in Russia since the early 1990 have resulted in reduced policing of society and increased lawlessness. Reportedly, organised criminal activity has increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers. Property crime in large cities has also increased substantially. In addition, the Russian and international press have reported high levels of official corruption in Russia and other countries of the Commonwealth of Independent States, or the CIS, including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media regularly publish biased articles in return for payment. In June 2001, the US Department of Justice published a report entitled "The Threat of Russian Organised Crime". The report makes several references to links between the activities of the Uralmash engineering plant, which is currently owned and operated by the Company, and criminal organisations including the "Uralmash Criminal Group". The Uralmash Criminal Group derives its name from the Uralmash District surrounding Ekaterinburg where the Uralmash engineering plant is also located. Neither the Parent Company nor its subsidiaries or any of their respective directors or managers and, so far as the Parent Company is aware, none of the Parent Company's or its subsidiaries' employees, are in any way linked to or has, or has had, any dealing with the Uralmash Criminal Group or any other criminal organisation. The operations of the Company could be adversely affected by illegal activities, corruption or claims implicating the Company in illegal activities, which could materially adversely affect the Company's business.

Social instability could increase support for renewed centralised authority, nationalism or violence and thus materially adversely affect the Company's ability to conduct its business effectively

The failure of the government and many private enterprises to pay full salaries on a regular basis and the failure of salaries and benefits generally to keep pace with the rapidly increasing cost of living have led in the past, and could lead in the future, to labour and social unrest. For example, in 1998, miners in several regions of Russia, demanding payment of overdue wages, resorted to strikes that included blocking major railroads. Such labour and social unrest may have political, social and economic consequences, such as increased support for a renewal of centralised authority; increased nationalism, with restrictions on foreign involvement in the economy of Russia; and increased violence. Any of these could restrict operations of the Company and lead to the loss of revenue, materially adversely affecting the Company.

Risks Relating to the Russian Legal System and Russian Legislation

Weakness relating to the Russian legal system and Russian legislation create an uncertain environment for investment and for business activity

Russia is still developing the legal framework required by a market economy. Several fundamental Russian laws have only recently become effective. The recent nature of much of Russian legislation and the rapid evolution of the Russian legal system place the enforceability and underlying constitutionality of laws in doubt and result in some ambiguities and inconsistencies. In addition, Russian legislation often leaves substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Federal Constitution, the 1995 Civil Code and by other federal laws, and by decrees, orders and regulations issued by the president, the government and federal

ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms, at times, overlap or contradict one another;

- limited judicial and administrative guidance on interpreting Russian legislation;
- the relative inexperience of judges in interpreting Russian legislation;
- a high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

All of these weaknesses could affect the Company's ability to enforce its rights under contracts, or to defend itself against claims by others.

Lack of independence and inexperience of certain members of the judiciary and the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims could prevent the Parent Company, its subsidiaries or investors from obtaining effective redress in a court proceeding, including in respect of expropriation or nationalisation

The independence of the judicial system and its immunity from economic, political and nationalistic influences in Russia remain largely untested. The court system is understaffed and underfunded. Judges and courts are generally inexperienced in the area of business and corporate law. Russia is a civil law jurisdiction and, as such, judicial precedents have no binding effect on subsequent decisions. In addition, most court decisions are not readily available to the public. Enforcement of court judgments can in practice be very difficult in Russia. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. The Parent Company or its subsidiaries may be subject to such claims and may not be able to receive a fair hearing. Additionally, court judgments are not always enforced or followed by law enforcement agencies.

These uncertainties also extend to property rights. During Russia's transformation from a centrally planned economy to a market economy, legislation has been enacted to protect private property against expropriation and nationalisation. However, it is possible that due to the lack of experience in enforcing these provisions and due to political changes, these protections would not be enforced in the event of an attempted expropriation or nationalisation. Some government entities have tried to invalidate earlier privatisations. Expropriation or nationalisation of any of our entities, their assets or portions thereof, potentially with little or no compensation, would have a material adverse effect on the Company.

Unlawful or arbitrary governmental action may have an adverse effect on the Company's business

Government authorities have a high degree of discretion in Russia and at times exercise their discretion arbitrarily, without hearing or prior notice, and sometimes in a manner that is contrary to law. Moreover, the government also has the power in certain circumstances, by regulation or government act, to interfere with the performance of the Company's business. Unlawful or arbitrary governmental actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in matters surrounding share issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and/or to void transactions, often for political purposes. Unlawful or arbitrary government action, if directed at the Company, could have a material adverse effect on the Company's business.

Shareholder liability under Russian legislation could cause the Parent Company to become liable for the obligations of its subsidiaries

The Civil Code, the Federal Law on Joint Stock Companies and the Federal Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company and members of a Russian limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. An exception to this rule, however, is when one company is capable of determining decisions of another company. A company capable of determining such decisions is called an effective parent. The company whose decisions are capable of being so determined is called an effective subsidiary.

Under certain circumstances and upon a court decision the effective parent may bear joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt resulting from the action or inaction of an effective parent. Accordingly, in the Parent Company's position as effective parent of the subsidiaries in which it owns, directly or indirectly, more than 50% of the charter capital or for which the Parent Company is capable of determining decisions, the Parent Company could be liable for their debts, subject to the limitations described in the section headed "*Description of the Shares – Liability of Shareholders*".

The total debt of subsidiaries for which the Parent Company is an effective parent, as at 1 September 2003 was US$85,404,791, excluding intercompany loans. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out mandatory directions of the Parent Company, could materially adversely affect the Parent Company.

There is little effective protection of minority shareholders in Russia

In general, minority shareholder protection under Russian law derives from supermajority or other special shareholder approval requirements for certain corporate action (including "interested party" transactions discussed in more detail below), as well as from the ability of a shareholder to demand that the company purchase the shares held by that shareholder if that shareholder voted against or abstained from voting on certain types of action. While these protections are similar to the types of protections available to minority shareholders in the UK, in practice corporate governance standards for many Russian companies have proven to be poor, and minority shareholders in Russian companies have suffered losses due to abusive share dilutions, asset transfers and transfer-pricing practices. Shareholder meetings have been irregularly conducted, and shareholder resolutions have not always been respected by management.

In addition, where they apply, the supermajority shareholder approval requirement is met by a vote of 75% of all voting shares that are present at a shareholders' meeting. Thus, controlling shareholders owning slightly less than 75% of outstanding shares of a company may have a 75% or more voting power if certain minority shareholders are not present at the meeting. In situations where controlling shareholders effectively have 75% or more of the voting power at a shareholders' meeting, they are in a position to approve amendments to the charter of the company, which could be prejudicial to the interests of minority shareholders.

Disclosure and reporting requirements and anti-fraud legislation have been enacted in Russia only recently. Most Russian companies and managers are not accustomed to restrictions on their activities arising from these requirements. The concept of fiduciary duties of management or directors' duties to their companies or shareholders is also relatively new and is not well developed. Violations of disclosure and reporting requirements or breaches of fiduciary duties to the Parent Company and its subsidiaries or to the shareholders of the Parent Company could materially adversely affect the value of the Parent Company's securities.

While the Federal Law on Joint Stock Companies provides that shareholders owning not less than 1% of the company's ordinary shares may bring an action for damages against the directors or officers of the company, Russian courts do not to date have experience with such suits. Russian corporate law does not contemplate class action litigation. Accordingly, a foreign investor's practical ability to pursue legal redress against the Parent Company may be limited.

Shareholders in some of the Parent Company's subsidiaries have levels of shareholdings which are sufficient to prevent such subsidiaries from conducting certain transactions which require supermajority shareholder approval

Shareholders in some of the Parent Company's subsidiaries, including Krasnoe Sormovo, Burovaya Tekhnika and Nizhegorodskiy Teplokhod in which the Russian government holds approximately 33%, 38% and 25%, respectively, of the issued share capital, have levels of shareholdings which are sufficient to require such shareholders' consent for certain corporate action (including "interested party" transactions as

discussed above) which requires supermajority shareholder approval by a vote of 75% of all voting shares that are present at a shareholders' meeting. As a result, corporate actions proposed to be taken by such subsidiaries may be subject to the approval by minority shareholders and no assurance can be given by the Parent Company that such minority shareholders will vote in the same manner as the Company's shareholding in such subsidiaries.

Shareholder rights provisions under Russian law may impose additional costs on the Company, which could cause its financial results to suffer

Russian law provides that shareholders, including holders of the Parent Company's Shares and ADRs, that vote against or abstain from voting on certain matters have the right to sell their Shares to the Parent Company at market value. The decisions that trigger this right to sell include:

- a reorganisation;
- the approval by shareholders of a "major transaction", which, in general terms, is a transaction involving property worth more than 25% of the book value of the Parent Company's assets calculated according to the Russian accounting standards, regardless of whether the transaction is actually consummated; and
- the amendment of the Parent Company's charter in a manner that limits shareholder rights.

The Parent Company's obligation to purchase shares in these circumstances, which is limited to 10% of the Parent Company's net assets, calculated in accordance with Russian accounting standards at the time the matter at issue is voted upon, could have an adverse effect on the Company's cash flow and its ability to service its indebtedness.

Changes in the Russian tax system could materially adversely affect an investment in the Shares or the ADRs

Taxes payable by Russian companies include, among others:

- income tax;
- value added tax;
- excise tax;
- unified social tax; and
- property tax.

All of these taxes are subject to change. Generally, tax declarations remain open and subject to inspection for a period of three years following the tax year. The fact that a year has been reviewed does not close that year, or any tax declaration applicable to that year, from further review by a superior authority during the three year period.

Laws related to these taxes have not been in force for significant periods, in contrast to more developed market economies. Therefore, the Russian government's implementation of these regulations is often unclear or non-existent. Accordingly, few precedents with regard to tax clarifications have been established. Often, differing opinions regarding legal interpretation exist both among and within government ministries and organisations, such as the Ministry of Taxes and Duties and its various inspectorates, creating uncertainties and areas of conflict. Tax declarations, together with other legal compliance areas including, for example, customs matters, are subject to review and investigation by a number of authorities, who are enabled by law to impose severe fines, penalties and interest charges. These facts create tax risks in Russia that are more significant than typically found in countries with more developed tax systems.

The taxation system in Russia is subject to frequent changes and inconsistent enforcement at the federal, regional and local levels. In some instances, new tax rules have been given retroactive effect.

According to Article 5 of the Russian Tax Code, new tax rules may have retroactive effect only if they benefit the tax payer. However, there is a risk that the Company may have to assert this right in judicial proceedings. In addition to the Company's substantial tax burden, these conditions complicate the Company's tax planning and related business decisions. For example, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty exposes the Company to significant fines and penalties and to enforcement measure despite the Company's best efforts at compliance, and could result in a greater than expected tax burden. To date, the system of tax collection has been relatively ineffective and until recently this resulted in the continual imposition of new taxes in an attempt to raise government revenues.

There remains a risk of imposition of new taxes on the Company, which could adversely affect the price or value of the Shares or the ADRs. During 2000, 2001 and 2002, the Russian government undertook a revision of the Russian tax system and passed certain laws implementing tax reform. The new laws reduce the number of taxes and the overall burden of tax in businesses and simplify the tax laws. However, the new tax laws continue to rely heavily on judgements of local tax officials and fail to address many existing problems. Many issues associated with the practical application of new legislation are unclear and this complicates the Company's tax planning and related business decisions. This uncertainty may expose the Company to fines and penalties. Even if further reforms of the Tax Code are enacted, they may fail to result in significant reduction of the tax burden for Russian companies and the establishment of a more efficient tax system. Conversely, additional tax collection measures may be introduced. Accordingly, the Company may have to pay significantly higher taxes, which could have a material adverse effect on the Company's business.

Moreover, financial statements of Russian companies are not consolidated for tax purposes. Therefore, each of the Parent Company's subsidiaries which is subject to taxation in Russia pays its own Russian taxes and may not offset its profit or loss against the profit or loss, respectively, of another of the Parent Company's entities. In accordance with legislation that entered into force on 1 January 2002, domestic dividends are subject to withholding tax at 6%, though in the case of domestic dividends flowing through a multi-layered corporate structure, taxation at each level of dividend payment may be reduced.

Notwithstanding that the Parent Company believes that the tax initiatives used by the Company complied with relevant tax regulations, if such initiatives are successfully challenged by the tax authorities in accordance with established procedures, it could expose the Company to liabilities which could have a material impact

Historically, the Company's results of operations have benefited significantly from the use of on-shore tax planning initiatives. The Parent Company believes that the tax planning initiatives used by the Company complied with relevant tax regulations. In 2001, amendments to the Russian tax law began to reduce the number, scope and effectiveness of initiatives available to Russian companies. As a result, the Company was exposed to a significantly higher net tax burden in 2001 than in previous years and its operating profits were adversely affected. In 2002, substantially all of the tax planning initiatives that the Company formerly used were phased out and the Company was exposed to a higher net tax burden as a result. Notwithstanding the fact that the Company successfully undergoes annual audits which involve a review of, although do not primarily focus on, the Company's compliance with tax legislation and regulations in force in Russia, if the various initiatives the Company has used to reduce its tax burden are successfully challenged by the Russian tax authorities in accordance with established procedures, the Company may face liabilities associated with the assessed amount of tax underpaid and related interest and penalties which could have a material impact on the Company's financial condition and results of operations.

Some transactions between the Company and interested parties or affiliated companies require the approval of disinterested directors or shareholders and the Parent Company's failure to obtain approvals could cause the Company's business to suffer

The Parent Company is required by Russian law and its charter to obtain the approval of disinterested directors or shareholders for certain transactions with "interested parties".

Under Russian law, the definition of an "interested party" includes members of the board of directors and members of any management body of a company, the CEO of the company, the managing company of the company (if any), and any person that owns, together with that person's close relatives and affiliates, at least 20% of the company's voting shares or a person who has the right to give mandatory instructions to the company if any of the above listed persons, or a close relative or affiliate of such person, is:

- a party to a transaction with the company, whether directly or as a representative or intermediary, or a beneficiary to the transaction;
- the owner, together with any close relatives and affiliates, of at least 20% of the shares in the company that is a counterparty to a transaction, whether directly or as a representative or intermediary, or a beneficiary to the transaction; or
- a member of the board of directors or any management body of the company or the managing company of such company that is a counterparty to a transaction, whether directly or as a representative or intermediary, or a beneficiary to the transaction.

Due to the technical requirements of Russian law, entities within the Parent Company's consolidated group may be deemed to be "interested parties" with respect to certain transactions between themselves. The failure to obtain necessary approvals for transactions within the Parent Company's consolidated group could adversely affect the Company's business.

In addition, the concept of "interested parties" is defined with reference to the concepts of "affiliated persons" and "group of persons" under Russian law, which are subject to many different interpretations. Moreover, the provisions of Russian law defining which transactions must be approved as "interested party" transactions are subject to different interpretations. Although the Company has generally taken a reasonably conservative approach in applying these concepts, the Parent Company cannot be certain that its application of these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to the Company's business.

For more information on transactions between the Company and related parties, see the section headed "*The Company – Related party transactions*".

Uncoordinated regulation of Russian capital markets could lead to insufficient protection of the rights of holders of the Parent Company's securities

The Russian securities market is still developing and is regulated by several different authorities, including the Federal Securities Commission of the Securities Market, the Central Bank and the Ministry of Finance, that are sporadically in competition with each other. The regulations of these various authorities are not always coordinated and may be contradictory. This could reduce the protection available to holders of the Parent Company's securities.

In the event that deficiencies or ambiguities in privatisation legislation are successfully exploited to challenge the Company's ownership in its privatised subsidiaries and the Company is unable to defeat these challenges, the Company risks losing its ownership interests in its subsidiaries or their assets, which could materially affect the Company's production capability, market share and results of operations

The Company's business includes a number of Russian privatised companies, including Uralmash, and the Company's business strategy will likely involve the acquisition of other privatised companies. To the extent that privatisation legislation is vague, inconsistent or in conflict with other legislation, including conflicts between federal and local privatisation legislation, many privatisations are arguably deficient and therefore vulnerable to challenge. A series of Presidential decrees issued in 1991 and 1992 granted to the Moscow City Government the right to adopt its own privatisation procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the Presidential decrees addressed issues that were the subject of federal law. Whilst this court ruling, in theory, did not require any implementing actions, the Presidential decrees were not officially annulled by another Presidential decree until 2000. In the event that any of the Company's privatised companies are subject to

challenge as having been improperly privatised and the Company is unable to defeat this claim, the Company risks losing its ownership interest in the company or its assets, which could materially affect the Company's results of operations.

RISKS RELATING TO THE COMPANY

Some of the Company's customers' industries have experienced periodic downturns in the past. If such downturns occur, the Company's results of operations could be materially and adversely affected

Several of the industries that the Company serves, including the oil and gas industry and the power supply industry have experienced cyclical periods of slow growth or decline in the past. These downturns have often been linked to general economic conditions in the markets that the Company serves. In periods of slow growth or decline, the Company's customers are more likely to decrease expenditures on the types of products that the business segments in these divisions supply and the Company is more likely to experience decreased revenues as a result. These cyclical downturns have affected the Company's customers' industries in the past and are likely to affect them in the future.

The Onshore and Offshore business segment may experience losses if the oil and gas industry generally experiences a downturn

The Onshore and Offshore business segment depends on the condition of the oil and gas industry and particularly on capital expenditure budgets of the companies engaged in the exploration, development and production of oil and gas. The prices of oil and gas and their uncertainty in the future, along with forecasted growth in world oil and gas demand, will strongly influence the extent of onshore and offshore exploration and development activities. Onshore and offshore oil and gas field capital expenditures also are influenced by the sale and expiration dates of leases, the discovery rate of new oil and gas reserves in offshore areas, local and international political and economic conditions, environmental regulation, coordination by the Organisation of Petroleum Exporting Countries, the ability of oil and gas companies to access or generate capital and the cost of such capital. In 2002, the OILEQ business segment represented approximately 32% of the Company's total sales. An adverse effect on the financial results of this business segment could have material adverse effect on the Parent Company's consolidated results of operations.

Following the accident at Chernobyl in 1986, investment in new projects in the nuclear power industry in the former Soviet Union and internationally virtually ceased for approximately ten years. If a similar accident were to occur in any of the regions in which the NPPEQ business segment operates, or elsewhere in the world, the Company's results of operations could be materially and adversely affected

Prior to the accident at the nuclear power plant at Chernobyl in April 1986, primary circuit equipment for the majority of nuclear power plants built in the territory of the former Soviet Union and its political allies was produced by Izhorskiye Zavody (although not Chernobyl). However, following the accident, investment in new nuclear power plant projects virtually ceased and Izhorskiye Zavody did not equip a nuclear power plant in the region for approximately ten years. Following the accident, the production facilities at Izhorskiye Zavody were used to develop other product lines. In the event that another major accident occurred in one of the countries in which the NPPEQ supplies equipment, or indeed elsewhere in the world, investment in new nuclear power plant projects may significantly decrease as a result. Such a decrease in investment is likely to affect the Company's results of operations materially and adversely.

The NPPEQ business segment is contracted to supply equipment to the nuclear power plant at Bushehr in Iran. United States government officials have objected to Iran's nuclear power programme. The International Atomic Energy Agency has set a deadline of 31 October 2003 for Iran to demonstrate compliance with the Nuclear Non-Proliferation Treaty. In the event that sanctions are imposed against Iran, it may prevent the Company from receiving outstanding payments in

connection with its contract to supply equipment to the nuclear power plant at Bushehr and from conducting other operations in Iran

From 1998, the United States State Department has publicly opposed Iran's nuclear energy programme. The United States has argued that Iran has sufficient oil and gas reserves for power generation and that nuclear reactors are expensive, unnecessary and could be used for military purposes. The construction of further nuclear reactors at Bushehr is permitted under the Nuclear Non-Proliferation Treaty to which Iran is a signatory, although it has not ratified two additional protocols to the International Atomic Energy Agency's Program 93+2 aimed at preventing states from developing nuclear weapons covertly for military purposes notwithstanding inspections by the International Atomic Energy Agency. There has also been considerable press comment on the construction of the nuclear power plant at Bushehr.

At the Russia-US summit held in Moscow in May 2002, President Bush publicly stated his desire that the Russian government dissociate itself from the project. Since that time United States government officials have continued to request that the Russian government ceases its involvement. However, Russia's Deputy Atomic Energy Minister, Andrei Malyshev, has reaffirmed Russia's position that cooperation with Iran in the field of atomic energy is an exclusively economic arrangement and does not amount to the export of weapons-grade technologies.

President Mohammad Khatami stated on 23 December 2002 that Iran was committed to its obligations and had no intention to develop nuclear weapons. He said that Iran's willingness to send spent fuel back to Russia showed that it did not want to use it for weapons, since the nuclear waste from the Bushehr plant would be taken to Russia for safekeeping.

In addition, on 12 June 2003, the Russian Defence Minister, Sergey Ivanov, stated that Russia would deliver nuclear fuel for the nuclear power station in Iran only once the Iranian government had signed a memorandum binding it to return spent fuel to Russia.

In September 2003, the International Atomic Energy Agency imposed a deadline of 31 October 2003 for Iran to demonstrate compliance with the Nuclear Non-Proliferation Treaty.

NPPEQ's contract with ZAO Atomstroyexport ("**ASE**") to supply equipment at Bushehr is based upon intergovernmental contracts between Russia and Iran dated 25 August 1992 on cooperation in the civil use of nuclear energy and in the construction of a nuclear power plant in Iran. In January 1995 Russia and Iran signed a further contract under which Russia would supply one VVER-1000 reactor with a possible two further VVER-440 reactor units in the future. NPPEQ has contracted with ASE to provide these reactor units and other equipment. The Company has completed the supply of substantially all of this equipment and there only remains an outstanding receivable for US$5.2 million for the supply of equipment and outstanding obligations for US$1 million for installation. In January 2003, the Company acquired effectively a 40% interest in ZAO Atomenergoexport ("**AEE**") , which in turn owns 49% of ASE. For more details on this acquisition, see the section headed "*The Company – NPPEQ – Recent Acquisitions*".

In the event sanctions are imposed against Iran, it may prevent the Company from receiving outstanding payments in connection with its contract to supply equipment to the nuclear power plant at Bushehr and from conducting further operations in Iran which may result in the Company's results of operation being adversely affected.

No assurance can be given as to the impact of a consolidation of the Parent Company's interest in AEE on the Parent Company's consolidated financial statements

On 8 January 2003, the Company acquired approximately 20% of the issued shares in AEE for a total consideration of approximately US$4.9 million. As 50% of AEE's shares are held as treasury shares, this effectively gave the Company a 40% interest. AEE's primary business is the export of nuclear power plant equipment and services and AEE owns 49% of the issued shares in ASE. As approximately 9% of ASE's shares are held as treasury shares, AEE has an effective 54% interest in ASE.

The Company is currently evaluating its investment in AEE and is considering, amongst other things, whether to increase its stake in AEE to an effective controlling stake by acquiring further shares in AEE.

Whilst the Parent Company does not believe that it is currently required to consolidate its interest in AEE, in the event that the Company takes control of AEE through such an acquisition or otherwise, this may lead to the Company being required to consolidate AEE in the Parent Company's consolidated financial statements. No assurance can be given by the Parent Company as to the impact of such a consolidation on the Parent Company's consolidated financial statements.

The Company's operations are predominately in emerging markets and consequently are exposed to risks associated with conditions in those markets

The Company operates in the emerging markets of Russia, the CIS, Asia, the Middle East and Africa. In 2002, approximately 64% of the Company's total sales were generated from Russia alone. Operations in emerging markets present risks that are not encountered in countries with well established economic and political systems, including:

- economic instability, which could make it difficult for the Company to anticipate future business conditions in these markets, cause delays in the fulfilment of orders for contracts that the Company has been awarded and subject the Company to volatile markets;
- political instability, which makes the Company's customers less willing to make investments in such regions and complicates the Company's dealings with governments regarding permits or other regulatory matters;
- boycotts and embargoes that may be imposed by the international community on countries in which the Company operates, which could adversely affect the ability of the Company's operations in those countries to obtain the materials necessary to fulfil contracts and the Company's ability to pursue business in those countries;
- significant fluctuations in interest rates and currency exchange rates;
- the imposition of unexpected taxes or other payments on the Company's revenues in these markets; and
- the introduction of exchange controls and other restrictions by foreign governments.

In addition, the legal and regulatory systems of the emerging markets identified above are less developed and less well enforced than in industrialised countries. Therefore, the Company's ability to protect its contractual and other legal rights in those regions could be limited. The Parent Company cannot offer any assurance that its exposure to conditions in emerging markets will not adversely affect the Company's financial condition and results of operations.

The Parent Company is dependent on its subsidiaries and under certain circumstance could either become liable for their obligations or lose control over certain subsidiaries

The Parent Company is a holding company with no direct operations other than performing certain functions for its group, including budgeting, corporate finance and strategic development (including restructuring advice, quality policies, research and development, capital expenditure allocation and budgeting and public relations). The Parent Company's principal assets are equity interests which it holds in its operating subsidiaries. As a result, the Parent Company is dependent upon dividends and other payments from its subsidiaries to generate funds necessary to meet its financial obligations, including payment of dividends on the Shares and of principal and interest on the Parent Company's outstanding debt. The subsidiaries of the Parent Company are legally distinct from the Parent Company and have no general obligation to pay amounts due with respect to the Parent Company's debt or to make funds available to the Parent Company for such payment or for any other reason.

The Company has experienced substantial growth in recent years through acquisitions and may continue to make acquisitions in the future. There is no assurance that the Company (or its management) would be able to realise successfully the planned prospective benefits from these acquisitions and this may have an adverse effect on its results of operations.

The Company does not carry the types of insurance coverage customary for a business of the Company's size and nature, and a significant occurrence or event could result in substantial property loss and inability to rebuild in a timely manner or at all, causing significant harm to the Company's operations and profitability

For certain types of risks, the Company does not carry insurance for its facilities commonly insured against in other countries. In the event that a major event were to affect one of the Company's facilities which was not covered by insurance, the Company would experience substantial property loss and significant disruptions in its production capacity. If substantial production capacity were lost at any of the Company's primary production facilities, the Company would not be able to replace a substantial portion of this capacity with capacity from its other plants, potentially resulting in the interruption of the production of a number of the Company's products. Additionally, depending on the severity of the property damage, the Company may not be able to rebuild in a timely manner or at all. The Company does not maintain separate funds or otherwise set aside reserves for these types of events.

Dependence on long-term contracts

Each year, a substantial portion of the SHIP subdivision's and the NPPEQ business segment's business is performed pursuant to a limited number of major contracts, which can result in significant variations in the Company's revenues from period to period. Most of such contracts are awarded following a competitive tender process in which prior performance and bid price are key factors in determining contract awards. In 2002, 2001 and 2000, the Company's three largest contracts accounted for 17%, 13% and 9%, respectively, of the Company's consolidated revenues. Failure to secure major contracts via successful bids, postponement or cancellation of contracts previously awarded or delays in completion of contracts by the Company, or the consortium in which the Company participates, could negatively impact the Company's revenues and cash flow. The Parent Company cannot provide any assurance that it will be successful in tendering for such major contracts or that the consortium in which it participates will be awarded the contract for which it tenders a bid.

Cyclical nature of the industries in which the Company operates

The industries in which the Company operates in Russia, the CIS, Asia, the Middle East and North Africa (the Company's geographical focus) are cyclical in nature and rely on levels of investments which may increase in times of expansion and contract during recessions. The level of business activity in the Company's four business segments, is closely correlated to economic conditions in Russia in particular, and the CIS, Asia, the Middle East and North Africa in general. The Company's revenues may be subject to significant fluctuations as a result of economic cycles which could have a material adverse effect on the Company's business, results of operations and financial condition.

Fixed price contracts

A significant proportion of the Company's business is performed pursuant to fixed-price contracts, awarded on a competitive bidding basis. Even if the Company does win the bid, fixed-priced contracts are inherently risky because of the possibility of under bidding and the fact that the Company assumes substantially all of the risks associated with completing the project. The Company also assumes the project's technical risk, meaning that the Company must tailor its products and systems to satisfy the technical requirements of a project even though, at the time the Company is awarded the project, it may not have previously produced such a product or system.

The profitability of such fixed-price contracts may vary from original estimates as a result of changes in costs and productivity over their term. This variation may occur following unanticipated increases in the cost of equipment, materials or manpower due to inflation, currency fluctuations or other unforeseen events, client difficulties in obtaining adequate financing or required governmental permits or approvals, project modifications creating unanticipated costs, delays caused by weather conditions and suppliers' or contractors' failure to perform. In addition, the Company sometimes bears the risk of delays caused by unexpected conditions or events, subject to the protection of standard *force majeure* provisions. Although the

Parent Company believes that its resources and experience allows it to estimate costs accurately and to control costs effectively, there can be no assurance that the Company will be able to complete fixed-price contracts profitably in the future.

Competition

While no single company competes with the Company in all of its industry segments, the Company encounters intense competition in each of its business segments.

In each business segment, the Company competes with large multinational companies, publicly owned and private domestic companies, as well as smaller local companies. Many of the Company's international competitors are larger and have substantially greater financial, personnel, technical and marketing resources than the Company. While price is a major factor which influences whether the Company is awarded a contract in one of its segments, other important factors include health, safety and environmental protection record, service quality, technical capacity and performance, as well as reputation, experience and customer relations. The Parent Company expects the level of competition in the Russian market to increase. The Parent Company believes it can overcome the effects of heightened competition through its emphasis on quality and timeliness in its production activities and through technical and marketing excellence. Although the Company is one of Russia's leading companies in each of its business segments, there can be no assurance that the Company will maintain this position in the future.

Rouble appreciation

The Russian economy has been characterised by high rates of inflation. The annualised inflation rate in 1998 was 84.4%, although it fell to 36.6% in 1999, 20% in 2000, 19% in 2001 and 15.1% in 2002. The principal assets of the Company are located in the Russian Federation. The Company calculates its costs and generates a large part of its revenues in US dollars. The impact of inflation and the appreciation of the rouble against the US dollar over the last two years has increased cost of production of the Company. Sustained high levels of inflation and the continued appreciation of the rouble against the US dollar may adversely affect the Company's competitiveness in the export markets (particularly, in the Middle East and South East Asia) and may have a negative impact on the Company's business and financial results.

Environmental risks

An important risk inherent in the manufacture of heavy machinery products in Russian is the impact of operation on the environment. Pollution risks and related clean-up charges are impossible to assess unless environmental audits are performed systematically and environmental laws are strictly enforced. Russian environmental legislation consists of numerous federal and regional regulations which often conflict with each other and are difficult to interpret consistently. As a result, full environmental compliance may not always be ensured. Furthermore, Russian federal, regional and local authorities may engage in more stringent enforcement of existing laws and regulations. Although the measures taken by operating subsidiaries of the Company to comply with health, safety and environmental laws and regulations have not had a material adverse effect on their financial condition or results of operations to date, no assurance can be given that the costs of such measures in the future and possible liabilities due to environmental damage caused by operating subsidiaries of the Company, will not be material. The Company incurs, and expects to continue to incur, capital and operating costs in order to comply with increasingly complex laws and regulations covering the protection of the environment and human health and safety. These include costs to reduce certain types of air emissions and discharges and to remediate contamination at various facilities where the Company's products or waste have been handled or disposed. New laws and regulations, the imposition of more rigid requirements with respect to obtaining licences, or the discovery of previously unknown areas of contamination may require further expenditures to modify operations, install pollution control equipment, perform site clean-ups, curtail or cease operations, or pay fees or fines or make other payments for discharges or other breaches of environmental standards. Any of the above factors may have a material adverse effect on the Company's business and results of operations.

Some factors could raise doubt as to the Company's ability to continue its operations as a going concern

The nature of the Company's growing business, combined with the long-term nature of its production cycle, requires the Company to invest cash in inventory prior to receiving cash from its customers. In addition, during the years ended 31 December 2002 and 2001 the Company had negative cash flows from operating activities of approximately US$12.85 million and US$44.4 million, respectively. The consolidated financial statements of the Parent Company have been audited by Ernst & Young (CIS) Limited without qualification for the three years ended 31 December 2002, 2001 and 2000. However, the notes to the consolidated financial statements of the Parent Company for the years ended 31 December 2002 and 2001 have highlighted that these factors could raise doubt as to the Company's ability to operate as a going concern. In addition, the audit report of Ernst & Young (CIS) Limited in respect of the year ended 31 December 2000 contained an emphasis statement regarding the Company's ability to continue as a going concern. Whilst the Parent Company believes that the Company has sufficient resources to maintain current operations and that the current market situation in Russia will assist the financial position and cash flow from operation of the Company, these factors could raise doubt as to the Company's ability to continue its operations as a going concern. See the sections headed "*Summary Financial Information Relating to the Company*" and "*Financial Statements and Auditors' Report*".

EXCHANGE RATES

A substantial part of the Company's revenues are denominated in US dollars while a substantial part of the Company's costs are denominated in roubles. Therefore, the movements of rouble inflation and exchange rates may significantly affect the results of the Company's performance. In particular, the Company's operating margins are generally adversely affected by a real appreciation of the rouble against the US dollar (i.e. by an inflation rate that is higher than the rate at which the rouble is devaluing against the US dollar) as this will generally cause the Company's costs to increase in real terms relative to the Company's revenues. Conversely, the Company's operating margins are generally positively affected by a real depreciation of the rouble against the US dollar as this will generally cause the Company's costs to decrease in real terms relative to the Company's revenues.

The following table gives data on inflation in Russia, the nominal devaluation of the rouble against the US dollar and the level of real appreciation of the rouble against the US dollar:

	Six months ended 30 June			Year ended 31 December		
	2003	2002	2001	2002	2001	2000
Inflation (CPI)	7.9%	9.1%	12.8%	15.1%	19%	20%
Nominal devaluation (RR vs. US$)	3%	4.3%	3.2%	5.5%	7%	4%
Real appreciation (RR vs. US$)	8.7%	4.6%	9.3%	6%	11%	13%

THE COMPANY

OVERVIEW

Open Joint Stock Company ("**OAO**") Obedinennye Mashinostroitelnye Zavody (Uralmash-Izhora Group) (the "**Parent Company**" or "**OMZ**"), formerly OAO United Heavy Machinery (Uralmash-Izhora Group) and OAO Uralmash-Zavody is incorporated in Ekaterinburg, in the Sverdlovsk Region of the Russian Federation.

The Parent Company, together with its subsidiaries (the "**Company**" or the "**Group**"), comprises one of the largest Russian heavy engineering companies, both in terms of market capitalisation and revenue. The Company designs, engineers, produces, markets and services knowledge-intensive equipment and machinery for the onshore and offshore oil and gas industry, water transportation industry, the nuclear energy industry and the mining industry. In addition, the Company manufactures speciality steel forgings and castings. The Company achieved total sales of approximately US$435 million for the year ended 31 December 2002, a 39% growth compared with the year ended 31 December 2001. The Company has manufacturing and engineering operations in the Russian Federation, the United States of America, Romania and the Ukraine.

According to internal estimates, the Company accounts for approximately 50% of the total number of newly built onshore stationary drilling rigs sold in Russia, 30% of the total number of primary circuit nuclear power plant equipment sales worldwide and more than 70% of the total number of heavy shovels and draglines sold in Russia. The Company's products are exported to over 30 countries.

The Company's customer base includes major companies in each of the sectors of its operation, including Gazprom, Lukoil, Surgutneftegaz, Rosneft, the Syrian Petroleum Company, Caspian Sea Shipping, Volga Tanker, the Greek Navy, Severstal, Kuzbassrazrezugol, Kachkanarsky Ore Processing Plant, Elektrosila and the Nuclear Power Corporations of China and India.

The Company's main customers are Russia's largest oil and gas companies, metallurgical and ore processing plants and water transportation companies. Domestic sales accounted for approximately 64%, 74% and 83% of total sales in 2002, 2001 and 2000 respectively. Export sales accounted for approximately 36%, 26% and 17% of total sales in 2002, 2001 and 2000 respectively. International sales in 2002 grew by 90% compared with 2001 and came mostly from sales outside of Russia of nuclear power plant equipment to Asia-based nuclear power stations and sales of mining equipment to customers in the CIS. As at 30 June 2003, the Company employed approximately 44,800 people.

A table setting out the geographical breakdown of the Company's sales by major regions for the years ended 31 December 2002, 2001 and 2000 is set out below:

Region	2002	2001	2000
		(US$ million)	
Russia	280.0	231.3	200.5
Asia	84.8	50.3	22.3
Commonwealth of Independent States	24.7	16.3	6.3
Europe	39.4	15.1	11.6
North America	4.2	–	–
Other	2.3	0.1	0.3
Total sales	US$435.4	US$313.1	US$241.0

The Group includes the following significant subsidiaries:

- Uralmash, a manufacturer of heavy machinery, including oil and gas, metallurgical equipment, drilling equipment, quarry shovels and draglines and hot and cold rolling equipment;
- Izhorskiye Zavody, a manufacturer of heavy engineering machine-building, including equipment for nuclear power plants and mining equipment. Products include primary circuit equipment for pressurised water nuclear power reactors, quarry shovels and draglines and

pressure vessels used in oil refining and petrochemical plants. The majority of nuclear power plants built in the territory of the former Soviet Union and its political allies were equipped by Izhorskiye Zavody (although notably not Chernobyl). Izhorskiye Zavody has produced 47 nuclear reactors in nuclear power plants installed in Russia, Ukraine, Bulgaria and Finland;

- SpecStal, a manufacturer of forgings and castings from special grades of steel;
- Krasnoe Sormovo, a manufacturer of sea-river tanker and dry-cargo vessels for shipping companies and other special heavy machinery products;
- Volograd Shipbuilding Plant, a manufacturer of sea and sea-river tankers and dry cargo ships;
- Burovaya Tekhnika, a designer, manufacturer and servicer of drilling equipment and a leading research and development centre for drilling technologies;
- Almaz, a St. Petersburg based shipbuilding company specialising in building coast guard ships, air-cushioned vessels, light commercial ships, yachts, military high speed patrol boats and missile boats;
- Third International Shipyard, an Astrakhan based shipyard specialising in the construction and repair of sea and river class vessels;
- Pavlovsky Machinery Plant, a manufacturer of components for oil drilling equipment;
- UPET, a Romanian company specialising in the manufacture of drilling equipment and mobile drilling rigs in particular;
- Nizhegorodskiy Teplokhod, a manufacturer of special purpose vessels, dredging ships, dock equipment and miscellaneous steel and metal construction; and
- ZSMK, a manufacturer of drilling equipment and custom metal construction.

The Group includes, among other things, 26 principal subsidiaries which are divided into three primary categories, comprising production, engineering and sales and investment and support infrastructure.

A corporate structure chart showing the Parent Company and its shareholdings in its principal subsidiaries is set out below:



OMZ
Subsidiaries primarily focused on production
Subsidiaries primarily focused on engineering and research
Subsidiaries primarily focused on sales and trading
69.16%
Uralmash
76.54%
Izhorskiye Zavody
60.87%
Krasnoe Sormovo
73.62%
ZSMK
73.93%
Third International Shipbuilding Plant
55.92%
Burovaya Tekhnika
76.0%
NPO Neftegaztekhnika
82.61%
Pavlovsky Machine Plant
50.01%
Volgograd Shipbuilding Plant
100%
SpecStal
UPET
66.0%
45.8%
Nizhegorodsky Teplokhod
9.88%
30.18%
Almaz
42.59%
OMZ Onshore and Offshore
100%
OAO VPI Proektverf
54.39%
OAO Zarubezhenergoproekt
50.94%
Korall
30.4%
Komplekt AtomIzhora
100%
75%
FGL Buyer, LLC
38.6%
Biolink Technologies International, Inc.
Other subsidiaries
ZAO UMZ-Trading Company*
100%
ZAO UMZ-Engineering
100%
OOO OMZ
100%
OOO OMZ Sibir
75%
ZAO Uralmash-Service
100%
Friede Goldman Marketing, B.V.
75%
OMZ's share in subsidiaries
Other subsidiaries' share in subsidiaries

* ZAO UMZ-Trading Company is currently in the process of being liquidated.

HISTORY

The Parent Company was incorporated on 19 December 1996. Between 1997 and 2002, the Parent Company and its subsidiaries acquired interests in a number of manufacturing and engineering companies in Russia, Romania, the United States and the Ukraine.

Uralmash

Formed in 1933, Uralmash, a Russian legal entity incorporated in Ekaterinburg, in the Sverdlovsk Region of the Russian Federation, played a significant role in the industrialisation of the Soviet Union, particularly in the mining and metallurgical industries. During the Second World War, Uralmash changed its focus to the manufacturing of military tanks, converting back to the production of heavy machinery following the war. In December 1992, Uralmash was registered as an open joint stock company in accordance with the laws of the Russian Federation. The Company currently holds 69.16% of the issued share capital of Uralmash and approximately 18% of the shares are held by private shareholders.

Izhorskiye Zavody

Founded in 1722, Izhorskiye Zavody, a Russian legal entity incorporated in St. Petersburg, is one of the oldest engineering plants in Russia. Izhorskiye Zavody was formerly a state owned production association. In 1992, Izhorskiye Zavody was re-organised into an open joint stock company. In 1998, the Company acquired 15% of the issued share capital of Izhorskiye Zavody for cash and an additional 31% of the issued share capital of Izhorskiye Zavody through the issue of shares. In 1999, the Company acquired a further 20.65% of the issued share capital of Izhorskiye Zavody from a related party. During the first half of 2001, the Company acquired an additional 6% interest in Izhorskiye Zavody resulting in the Company holding approximately 75% of the issued share capital of Izhorskiye Zavody. The Company currently holds 76.54% of the issued share capital of Izhorskiye Zavody and approximately 16% of the shares are held by private shareholders.

SpecStal

SpecStal was incorporated in Russia in 2002, as part of the reorganisation of the Company, when certain speciality steel production facilities at the Uralmash and Izhorskiye Zavody plants were leased to it. The Company owns 100% of the issued share capital of SpecStal.

Krasnoe Sormovo

Krasnoe Sormovo, a Russian legal entity incorporated in Nizhniy Novgorod in the Russian Federation, was founded in 1849 and was formerly a state owned production association specialising in the manufacture of military vessels and submarines. In 1994, Krasnoe Sormovo was reorganised as an open joint stock company and changed its focus to the manufacture of non-military vessels. The shipyard is one of the largest in Russia and can build vessels with a deadweight of up to 14,000 tonnes. In 1998, the Company acquired 18.68% of the issued share capital of Krasnoe Sormovo. During the course of 2000, the Company acquired a further 31.32% for cash and in exchange for shares in Pnevmostroymachina. In 2001, the Company increased its stake in Krasnoe Sormovo by a further 11% to 60.74%. The Company currently holds 60.87% of the total issued share capital of Krasnoe Sormovo, approximately 33% is held by the Russian government and approximately 4% of the shares are held by private shareholders.

Volgograd Shipbuilding Plant

Between May and July 2003, the Company acquired a controlling shareholding in the Volgograd Shipbuilding Plant for approximately US$5.4 million. The Volgograd shipyard was founded in 1931 and is one of the largest shipyards in Russia. Situated in Volgograd on the Volga river, the shipyard is well placed to access both the Black Sea and the Caspian Sea. Approximately 19% of the issued share capital is held by the Russian government, approximately 10% is held by Russochart Shipping GmbH and the remainder of the share capital is held by private shareholders.

Burovaya Tekhnika

Burovaya Tekhnika was formed in Moscow in 1953. Burovaya Tekhnika has subsidiaries in Volgograd, Lubertsy and Perm in the Russian Federation and manufactures drilling equipment, such as down-hole motors and turbo drills. In addition, Burovaya Tekhnika carries out research and development for the oil drilling industry and provides drilling services to oil companies. Burovaya Tekhnika is one of the leading companies in developing technology for directional, horizontal and multi-stem drilling.

By the end of December 1999, the Company had acquired 34% of the issued share capital of Buroyava Tekhnika. In 2000, the Company acquired a further 11% of Burovaya Tekhnika increasing its aggregate stake to approximately 45%. During the course of 2001, the Company acquired a further 10% interest in Burovaya Tekhnika from ZAO Neftyanoi Investitsionnyi Dom. The Company currently holds 55.92% of the issued share capital of Burovaya Tekhnika, approximately 38% is held by the Russian government and the remainder of the shares are held by private shareholders.

Almaz

Almaz, a St. Petersburg based shipbuilding company, builds coast guard ships, air-cushioned vessels, light civil ships and yachts. Almaz also specialises in building military high-speed patrol and missile boats. Since 1961 Almaz has built over 300 military boats. Almaz also has extensive expertise in construction of high-speed monohulls, hydrofoils and hovercraft.

In March 2002, the Company acquired a 30.18% interest in Almaz. In November 2002, the Company acquired controlling interests in ZAO Almaz Center Invest and OAO Novotrast, which in turn held interests of 42.17% and 0.42%, respectively, in Almaz. As a result of these transactions, the Company holds approximately 72.77% of the issued share capital of Almaz and approximately 24% of the shares are held by private shareholders.

Third International Shipyard

In 2002, the Company acquired approximately 74% of the issued share capital of Third International Shipyard from Third International Shipyard management for approximately US$5 million. Third International Shipyard is located in the Russian city of Astrakhan, on the mouth of the Volga River on the Caspian Sea and operates one of only three facilities that can deliver off shore drilling platforms to the Caspian Sea. Approximately 11.6% of the issued share capital is held by OAO Volzhskoe neftenalivnoe Parahodstvo and approximately 4.6% is held by NEFTEL, whilst the remainder is held by private shareholders.

Pavlovsky Machinery Plant

Since 2001, the Company has acquired approximately 83% of the issued share capital of Pavlovsky Machinery Plant in the Perm region of the Russian Federation for approximately US$4.3 million. Approximately 17% of the issued share capital is held by private shareholders. The Pavlovsky Machinery Plant was one of the Company's principal domestic competitors for certain components for oil drilling equipment.

UPET

UPET, incorporated in Targovisty in Romania, was established in 1865. UPET produces mobile rigs and, multipurpose metal valves, as well as steel castings and forgings. During 2001 and 2002, the Company acquired 66% of the issued share capital of UPET for a total consideration of US$4.7 million. Approximately 23% of the issued share capital of UPET is held by private shareholders.

Nizhegorodskiy Teplokhod

In 2002 the Company acquired approximately 56% of the issued share capital of Nizhegorodskiy Teplokhod for approximately US$1.7 million. Nizhegorodskiy Teplokhod currently makes dredgers, small

floating cranes and special purpose vessels. Approximately 25.5% of the issued share capital is held by the Russian government and approximately 17% is held by private shareholders.

ZSMK

ZSMK, a Russian legal entity incorporated in 1993 in the Sverdlovsk region of the Russian Federation, was founded in 1980 and was formerly a state owned production association. ZSMK operated as a Uralmash branch until 1993 when it was incorporated as a joint stock company and privatised. In 1997 the Company acquired approximately 70% of the issued share capital of ZSMK and in 1998 the Company acquired an additional 3.8% of the issued share capital of ZSMK. The Company currently holds approximately 73.62% of the issued share capital of ZSMK and approximately 26% is held by private shareholders.

STRATEGY

In 2001 and the first half of 2002, the Company pursued an aggressive acquisition strategy to establish a more internationally competitive and focused industrial group able to offer integrated engineering and manufacturing solutions in the growing segments of knowledge-intensive machinery and equipment. The Company's acquisitions have been focused on its operations in the shipbuilding and offshore drilling equipment design markets and have helped the Company to consolidate its market share and competitive position in these markets.

The Company strengthened its position in the market for offshore drilling and design through the acquisitions of Friede Goldman Limited, a leading offshore rig design bureau, UPET S.A., a Romanian manufacturer of mobile drilling rigs, Central Engineering Bureau Korall, a leading CIS engineering firm specialising in detailed engineering of mobile offshore drilling units and Pavlovsky Machinery Plant based in the Perm Region of Russia, one of the Company's domestic competitors for some components of oil drilling equipment.

Through the acquisition of Third International Shipyard, located in Astrakhan, a strategic Russian outpost on the Caspian Sea located on the mouth of the Volga river, the Company gained a strategic facility able to provide mobile offshore drilling units and post installation services to oil companies developing drilling operations in the Caspian Sea. In addition, the Company acquired a controlling interest in Nizhegorodskiy Teplokhod to expand into new product lines for the SHIP subdivision and to integrate the facilities of Nizhegorodskiy Teplokhod into some of the Krasnoe Sormovo manufacturing processes. Finally between May and July 2003, the Company acquired a controlling interest in the Volgograd Shipbuilding Plant, which specialises in the manufacture of river-sea vessels, as well as other equipment for the oil and gas industry. The Volgograd Shipyard is located at Volgograd on the Volga river providing easy access to both the Black Sea and the Caspian Sea.

The NPPEQ business segment has been significantly strengthened by two acquisitions. Firstly, in January 2003 the Company acquired approximately 40% of the outstanding shares in ZAO Atomenergoexport ("**AEE**"). AEE's primary business is the export of nuclear power plant equipment and services and owns a 49% interest in ZAO Atomstroyexport ("**ASE**"), one of the leading engineering, procurement, installation and commissioning contractors for the nuclear equipment industry. ASE is the Company's single largest customer. The Company also acquired in January 2003 a controlling stake in OAO Zarubezhenergoproekt, a research and development institute specialising in engineering and developing new technology for both nuclear and traditional power plants.

From a geographical perspective, the Parent Company's goal to maintain the Company's share of the Russian and CIS markets for onshore and offshore oil and gas drilling equipment and technology. For international sales, Asia, and in particular China and India, is the first priority for the Company although the Middle East and North Africa are becoming increasingly important to several of the Company's business segments.

Whilst the Company has pursued an aggressive acquisition strategy, it is also the Parent Company's priority to achieve sustainable growth for the Company through:

- following an evaluation of the strategic benefit of each of the business segments, focusing on two or, at most, three of the current four business segments with a view to increasing market share in these business segments whilst divesting the other business segments;
- creating a lean management structure and disposing of auxiliary and non-core assets to subsidiaries operating on arms' length terms;
- seeking to improve financial efficiency, by continuing to reduce borrowing and sales, general and administration costs as well as other non-operational costs;
- focusing on engineering and high value-added production processes;
- improving its global market presence, by increasing its international sales, as well as seeking to develop new products and form strategic alliances; and
- further improving corporate governance practices and increasing financial transparency for investors.

STRUCTURE

Corporate restructuring

Following an extensive review of its strategic priorities, the Company has initiated a three stage restructuring process.

Firstly, during the course of 2002, the Company was organised into the METEQ, MINEQ, NPPEQ, OILEQ, SHIP and STEEL business segments, each with individual business and financial targets and dedicated management teams. In addition, supporting businesses were hived off into separate legal entities with a view to intra-group companies entering into contractual agreements on arms' length terms. This streamlining of the Company's organisational structure is intended to assist in cost savings and increase operational transparency.

Secondly, during the first quarter of 2003, the management of the Company decided:

- to dispose of the METEQ business segment to Severstalmash, the machine building division of Severstal. Under the agreement Severstalmash acquired the sales and marketing organisation and engineering expertise of the METEQ business segment and also the right to use the corresponding trademarks. The disposal did not transfer any of the Company's production facilities to Severstalmash;
- to combine the OILEQ and SHIP business segments to form the Onshore and Offshore business segment; and
- to focus primarily on the NPPEQ, Onshore and Offshore, MINEQ and STEEL business segments.

A structure chart setting out the principal business segments of the Company following the second stage of the restructuring is set out below:


OMZ
ONSHORE & OFFSHORE
NPPEQ
MINEQ
STEEL
NON-CORE ASSETS
OIL & GAS EQUIPMENT
DRILLING TOOLS & TECHNOLOGY
SHIP
OFFSHORE DESIGN
PRESSURE VESSELS
CRANES
ROLLS
INSTRUMENTS
OTHER

Thirdly, a further review is to be conducted at a later stage to determine which two or three of the four principal business segments to focus on and to consider the strategic alternatives for the Company's businesses with a view to improving the Company's asset allocation, enhancing its management structure and increasing its operating efficiency and overall profitability. For more information on the Company's strategy, see the section headed *"The Company – Strategy"*.

Prior to the reorganisation from six to four business segments, total sales of the Company were divided between the business segments as follows for the years ended 31 December 2002, 2001 and 2000:

Sales	2002	2001 US$ million	2000
OILEQ	141.3	45.8	19.5
METEQ	47.8	47.5	53.9
MINEQ	37.8	36.5	34.0
STEEL[1]	46.4	57.2	62.7
NPPEQ	74.3	58.7	23.6
SHIP	46.5	18.5	-
Other	41.2	48.8	47.3
Total	**435.4**	**313.1**	**241.0**

1 In addition to sales to external customers, STEEL had internal sales to the Company's other business segments of US$58.2 million, US$81.3 million and US$89.9 million in 2002, 2001 and 2000 respectively.

RECENT DEVELOPMENTS

Current trading

As at the date of these Listing Particulars, the Parent Company has not yet published its interim consolidated financial statements for the six month period ended 30 June 2003 prepared in accordance with US GAAP.

Based on the Parent Company's unaudited consolidated management accounts for the six month period ended 30 June 2003 prepared in accordance with Russian accounting standards, the Company's sales and gross profit for the six month period ended 30 June 2003 was marginally greater than for the equivalent six month period in 2002. However, partly as a result of the consolidation of entities which the Company has acquired since 30 June 2002 and partly due to inflation in the Russian Federation, the Company experienced a significant increase in its administrative expenses. The impact of this increase resulted in a material decrease in both its operating income and net income for the six month period ended 30 June 2003 compared to the equivalent six month period in 2002 under Russian accounting standards.

Potential acquisition of Shares by members of the management of the Company

In June 2003, the management of the Company received an approach from one of the Parent Company's institutional shareholders for the management of the Company to acquire for their own account up to 14.43% of the issued share capital of the Parent Company held by the institutional shareholder. As at the date of these Listing Particulars, no legally binding commitment has been entered into in respect of the acquisition of such Shares by the management of the Company. For more information, see the sections headed "*Investment Considerations – The market price of the Shares and the ADRs could be adversely affected by potential future sales*" and "*Description of the Shares – Principal Interests in the Parent Company*".

ONSHORE AND OFFSHORE

Overview

The Onshore and Offshore business segment is the Company's largest business segment, contributing approximately US$188 million or 43% to the Company's total sales of US$435 million in 2002.

The Onshore and Offshore business segment is divided into four main subdivisions:

- design, production, installation and after sales service of oil and gas equipment ("**Oil and Gas Equipment**");
- design, production and after sales service of down hole motors, turbo drills and other types of drilling tools, well construction planning and research into and development of drilling technology ("**Drilling Tools and Technology**");
- design and engineering of offshore drilling and production units ("**Offshore Design**"); and
- design, manufacture and repair of civil, military and special-purpose vessels ("**SHIP**").

Through the four main subdivisions, the Onshore and Offshore business segment offers a wide range of services and equipment primarily for the oil and gas sector.

In 2002, the Offshore Design, Oil and Gas Equipment and Drilling Tools and Technology subdivisions achieved sales of approximately US$141 million (or 32% of the Company's total sales). The sales of the SHIP subdivision in 2002 amounted to approximately US$46 million (or 10.7% of the Company's total sales).

Oil and Gas Equipment

Products

Through its Oil and Gas Equipment subdivision, the Company manufactures equipment for well drilling, including stationary and mobile rigs, workover rigs and equipment for drilling secondary holes, with load capacities from 28 to 630 tonnes, components for offshore drilling platforms and sets of drilling equipment for onshore and offshore drilling.

In addition to the manufacture of equipment, the Oil and Gas Equipment subdivision has also recently started to offer maintenance contracts to customers, charging a monthly fee in return for a guaranteed maximum amount of downtime for equipment which the Company maintains.

The Parent Company believes that the Oil and Gas Equipment subdivision competitive strengths include:

- its ability to develop and manufacture complex modules for drilling equipment including draw-works, mud pumps, parts of line systems at a lower cost relative to its competitors;
- its experience in engineering and drilling equipment in hard climatic and geophysical conditions of Russian fields; and

- its expertise in project management for the manufacture and delivery of bespoke, customised modular drilling rigs.

Markets

During 2001 and 2002, the Oil and Gas Equipment subdivision benefited from an exceptional period of investment activity by Russian and international oil companies and their drilling subsidiaries, with investment in 2002 almost three times higher than in 2001 according to management estimates. Factors which contributed to this exceptional period of investment included the postponement of investment in new equipment during the 1990s, high prices for hydrocarbons and a cyclical increase in drilling activity relative to exploration and production. The Parent Company does not consider that such levels of growth of the sector are sustainable and the Oil and Gas Equipment subdivision has budgeted that the level of investment in new equipment will decline despite relatively high oil prices in 2003. Consequently, the Parent Company intends to continue to focus on increasing its market share in providing after sales service, such as maintenance of equipment, and expanding into the Middle Eastern, Asian and North African markets.

The principal markets for the Oil and Gas Equipment subdivision are:

- Russia
- the European countries of the CIS;
- Asia;
- the Middle East; and
- North Africa.

Whilst the majority of the subdivision's customers are within the Russian Federation, the Company also exports to Kazakhstan, Uzbekistan, Turkmenistan and Ukraine within the CIS and sells spare parts to customers in Pakistan, India, Vietnam, Syria, Turkey, Algeria and Tunisia.

According to internal estimates, the Company commands about 50% of the market for newly built onshore stationary drilling rigs (excluding workover rigs).

Sales and marketing

All of the major Russian oil companies and their drilling subsidiaries are amongst the customers of the Oil and Gas Equipment subdivision including Surgutneftegas, Lukoil, Gazprom, Yukos, Rosneft, TNK, Sibneft and Sidanco. Of these, Surgutneftegas is the largest customer and the Company has delivered to Surgutneftegas 25 multi-well rigs for cluster drilling since the beginning of 2000. Other customers in Russia include drilling contractors, such as Nedra to whom the Company recently shipped a 450 tonne drilling rig.

The Oil and Gas Equipment subdivision has recently shipped a 175 tonne rig to Yukos for approximately US$4 million. In addition, the Oil and Gas Equipment subdivision recently won tenders to build four 320 tonne rigs for approximately US$41.4 million (beating competition from National Oilwell, VARCO (MIL), Cooper and Soilmec), and four mobile drilling units for the Syrian Petroleum Company for US$4.2 million (beating competition from Bentec, National Oilwell and Soilmec), ten oil drilling rigs IC-5 Navistar for the Romanian company Petrom and 25 workover rigs for ONGC for approximately US$17 million to be shipped between September 2003 and April 2005.

In addition, the Oil and Gas Equipment subdivision is working towards:

- increasing the mobility of its equipment;
- making its equipment lighter and more flexible;
- increasing the capacity of key operating components, such as mud pumps; and
- sourcing more electrical and mechanical components from international manufacturers.

Competitors

The Oil and Gas Equipment subdivision has only one main competitor for a broad spectrum of drilling rigs, namely National Oilwell, which produces a full range of rigs.

In addition, the Oil and Gas Equipment subdivision also competes domestically in the market for the mobile drilling rigs with the Volgograd Drilling Equipment Plant ("**VZBT**"), Kungursky Machinery Plant and Izhdril and internationally in the markets for mobile and stationary rigs in Russia and internationally with Bentec, Upetrom, Soilmec, HRI and several Chinese companies including Baoji, Lanjou, Nanyang and SJ.

In the market for the manufacture of mechanical components for drilling rigs, the Oil and Gas Equipment subdivision competes domestically with VZBT, Bulanashsky Machinery Plant and Izhdril and internationally with National Oilwell, VARCO, Tesco, Maritime Hydraulics, Upetrom, HRI, Soilmec, Bentec, Wirth, Gardner-Denver, Lewco and KCA Deutag amongst others.

Drilling Tools and Technology

Products

Through its Drilling Tools and Technology subdivision, the Company offers down hole drilling tools such as hydraulic down hole motors, turbo drills, coring tools and drill bits designed for single, cluster and multi-stem wells as well as vertical, horizontal and directional wells. Through intensive research and development in recent years, the Drilling Tools and Technology subdivision has developed the ability to engineer and implement drilling solutions for holes with a wide range of diameter, drilling trajectory and geophysical characteristics.

Markets

According to management estimates, approximately 70% of turbo drill drilling is undertaken in Russia and, accordingly, Russia is the principal market for the Drilling Tools and Technology subdivision, contributing more than 90% of the subdivision's revenues.

Sales and marketing

The Drilling Tools and Technology subdivision sells to all of the major oil companies and their drilling subsidiaries in Russia, including Lukoil, Tatneft, Sibneft, Rosneft, Surgutneftegas, Bashneft, Udmurtneft, Gazprom and Yukos. In addition, the Drilling Tools and Technology subdivision exports a limited amount of products to companies in China, Belorussia, Azerbaijan and Germany.

The total order book of the Drilling Tools and Technology subdivision as at 1 September 2003 exceeds US$2 million.

The main goal of the Drilling Tools and Technology subdivision is to maintain its current market dominance as the leading supplier of turbo drills and down hole motors in Russia and to increase the proportion of the subdivision's revenue attributable to rental and maintenance contracts compared to the proportion of revenue attributable to sales of equipment. In addition, the Drilling Tools and Technology subdivision aims to increase its competitiveness compared with its international rivals exporting into Russia by continuing to develop knowledge-intensive products.

Competitors

The Drilling Tools and Technology subdivision's main competitors are in Russia such as the Kungursky Machinery Plant and Radius Service. In addition, the Company also competes with international manufacturers Smith International, Wenzel Downhole Tools and Trudrill.

Offshore Design

Products

Through its Offshore Design subdivision, the Company designs and custom-engineers fixed and floating drilling and production rigs, semi-submersible floating cranes, jack-ups and floating and fixed production facilities for development of oil and gas fields from shallow waters to depths of up to 3,000 metres.

The Offshore Design subdivision offers a full range of engineering and design services, including:

- conceptual and detailed design and workshop drawings;
- engineering and manufacturing of platform components; and
- engineering support for offshore rig builders.

One of the key advantages of the Offshore Design subdivision is the strength of its subsidiary, Friede Goldman, which has designed approximately one third of the floating drilling rigs in operation worldwide.

Markets

The market for offshore design is not restricted by geographical constraints and customers in the market include a wide range of oil majors, national oil companies, offshore drilling contractors, offshore engineering, procurement, installation and commissioning (or EPIC) companies and shipyards.

Sales and marketing

The main customers of the Offshore Design subdivision include international drilling companies, such as GlobalSantaFe, Noble Drilling and Nabors, and Russian drilling companies, such as FEMCO, Gasflot and AMNGR. In addition, the Offshore Design subdivision works actively with national oil companies, including Vietsovpetro, Pemex, ONGC and CNOOC, and Russian oil and gas companies such as Lukoil, Gazprom and Rosneft.

The current order book includes sales contracts with customers of Friede Goldman for approximately US$7 million, including orders for a jack-up design and delivery of a rack chock for US$5.8 million for Chinese Offshore Services Limited. In addition, Korall's order book as at 1 September 2003 amounted to approximately US$11 million and included a US$7.8 million detailed topside design for a fixed production platform in conjunction with KBR for Prirazlomnaya, a US$1.7 million contract for detailed and workshop design of a jack-up for a subsidiary of Gazprom and a US$1.2 million contract with Rosneft to convert a crane vessel into a drill ship.

The goals of the Offshore Design subdivision include:

- to remain the leading supplier of premium jack-ups;
- to increase the Company's market share for floating production facilities;
- to leverage off the Friede Goldman customer base to sell detailed engineering services provided by Korall; and
- to increase the number of high value components, such as jacking mechanisms, supplied by the Company in jack-ups designed for customers.

Competitors

In the market for floating drill platforms, the Offshore Design subdivision's competitors include Marine Structure Consultants and Moss Maritime whilst in the market for topside and fixed platforms, the subdivision competes with, amongst others, MODEC, ABB, AkerKvaerner, AMEC, Halliburton, KPR and Technip-Coflexip.

In addition, the Offshore Design subdivision also competes with the engineering subdivisions of major drilling contractors and the design subdivisions of major international shipyards, such as Keppel Fels and Le Tourneau.

SHIP

Products

Through its SHIP subdivision, the Company designs and builds a wide range of civil, military and special-purpose vessels including air-cushioned landing craft and multipurpose hovercraft, patrol boats, small hydrofoil ships and hydrofoil boats, passenger and cargo vessels, sea and river going merchant fleet vessels (tankers and dry cargo) with deadweight of up to 15,000 tonnes, deep-water devices, special-purpose vessels (such as boats for ecological monitoring), hydraulic dredges, floating cranes and specialised floating craft for underwater pipeline repairs. In addition, the SHIP subdivision has developed and implemented new technology for converting dry cargo vessels into tankers and the Company has recently completed a project for Volga Tanker using this technology.

The strengths of the SHIP subdivision include:

- its ability to process and build hulls from aluminium alloys;
- its extensive experience and the track record of its main shipyards;
- its expertise in producing ships suitable for use in the Caspian region; and
- its ability to produce hulls to European specifications, such as producing double hulls as required by the International Marine Organisation for ships operating in the European Union.

Markets

The principal markets for the SHIP subdivision's commercial vessels are the domestic and European markets. According to internal estimates, the subdivision has provided all of the tankers used in the Caspian market. For its military vessels, the Company has won a number of orders from the CIS, China and Western Europe, including a recent order for military patrol boats for the Greek Navy.

Sales and marketing

In 2002, the SHIP subdivision achieved sales of approximately US$46.5 million (10.7% of the Company's total sales) compared with sales of approximately US$18.5 million (or 6% of the Company's total sales) in 2001.

The subdivision's sales are divided principally between:

- commercial vessels; and
- military and special purpose vessels.

Commercial vessels

The principal market for the SHIP subdivision's dry cargo and tanker vessels is the domestic market and its main customers for commercial vessels are river and sea shipping companies, as well as oil and gas companies in the CIS and European countries. Within Russia, customers of the subdivision for commercial vessels include Volga Shipping, North West Shipping, Volga Tanker, LukTransShipping, Moscow River Shipping and Navigator, whilst international customers include, Caspian Sea Shipping, Vessels, Kokoda Container Carriers A.S. Norway and PalMali Trading AS. Of the SHIP subdivision's total sales in 2002, the majority of production was destined for the export market.

The current order book for commercial vessels includes orders for six tankers for Caspian Sea Shipping for approximately US$72 million, ten dry cargo ships for Volga Tanker (through Better Overseas

Limited) for a total of approximately US$65 million, eight tankers for KSS Shipping for an aggregate of approximately US$48 million, four multi-purpose bulk carriers for Clean Sea Holding A.S. Norway for approximately US$30 million and three oil tankers for Kokoda Container Carriers A.S. Norway for approximately US$37 million.

In respect of commercial vessels, the SHIP subdivision's goals include:

- to specialise in higher value added, higher deadweight, highly automated, customised products;
- as one of the few double hull manufacturers in Europe, to derive a greater proportion of the subdivision's revenues from export to Europe; and
- to optimise the production and order allocation process between the subdivision's shipyards.

Military and special purposes vessels

The principal customers within Russia for the SHIP subdivision's military vessels are the Russian Navy, the Russian Ministry of Defence and the Russian Federal Coast Guard. In addition, the subdivision exports military vessels through Rosoboronexport, a state controlled organisation within the Russian Ministry of Defence, which exclusively contracts for exports of Russian military hardware.

Through Rosoboronexport, in 2001 the SHIP subdivision delivered a hovercraft to the Greek Navy capable of carrying up to three armoured vehicles and up to 500 personnel. The subdivision is currently working on a further hovercraft for the Greek Navy for delivery in 2004 for approximately US$52 million. Negotiations are currently under way for a third hovercraft.

The current order book for military vessels also includes a submarine and certain submarine components for the Chinese Navy for delivery in 2005 for a total value of US$215 million of which approximately US$46 million has already been received and the remaining US$169 million will be paid in equal tranches each six months and an order for a missile craft for the Russian Navy for a total value of US$22 million to be delivered in 2005.

The goals of the SHIP subdivision include:

- in respect of its commercial vessels, to focus on small, multi purpose vessels capable of operating in shallow waters and coastal areas;
- to improve the manoeuvrability, speed and functionality of its military vessels by using lighter construction materials and thereby reducing the weight of the vessels; and
- for all types of vessels, to reduce to level of manpower required to operate its vessels through the use of increased automation.

Competitors

The subdivision's principal competitors for commercial vessels are concentrated in Russia, Eastern Europe, the Netherlands and Turkey. Key international competitors includes the Tuzla shipyards in Turkey, the Rousse shipyard in Bulgaria, the Gdansk shipyard in Poland, the SLK shipyard in Slovakia and the Volharding and Damen Group shipyards in the Netherlands. Domestic competitors of the SHIP subdivision include Krasnye Barricady and Astrakhan Korabel Shipyard.

Recent acquisitions

UPET

On 17 June 2002, the Company acquired approximately 66% of the issued share capital of UPET, a Romanian manufacturer listed on the RASDAQ securities market, for approximately US$4.7 million. UPET produces mobile drilling rigs, multipurpose metal valves, as well as ferrous metals castings and forgings and has good relationships with customers in Eastern Europe, the Middle East and North Africa.

The Parent Company believes that UPET provides a platform to reach customers in the Middle East and North Africa, improve the Oil and Gas Equipment's subdivision's position in the market for mobile drilling rigs and provides synergies to use the Company's client network to sell UPET's products to customers in Russia and the United States.

Pavlovsky Machinery Plant

Since 2001, the Company has acquired approximately 83% of the issued share capital of Pavlovsky Machinery Plant in the Perm region of the Russian Federation for approximately US$4.3 million. The Pavlovsky Machinery Plant was one of the Company's principal domestic competitors for certain components for oil drilling equipment.

The Parent Company believes that the acquisition of the Pavlovsky Machinery Plant reinforces the Company's strong position in the market for down hole drilling tools and improves the Onshore and Offshore business segment's ability to offer competitive prices on selected products for the domestic market for oil drilling tools. In addition, the acquisition provides the Company with low cost manufacturing facilities located in close proximity to customers of the Onshore and Offshore business segment.

Friede Goldman Limited

To strengthen Onshore and Offshore's credibility in the global market for engineering design of offshore drilling units, in July 2002 the Company acquired certain assets (including the brand name, technology, customer base and know-how) from Friede Goldman Limited and Friede Goldman Halter Inc, for US$15,140,000 in cash. These assets were then transferred to newly established entities Friede Goldman Marketing, B.V. (incorporated in The Netherlands), FGL Buyer LLC and Friede Goldman United Ltd (incorporated in the United States and the Cayman Islands, respectively). The Company holds a 75% interest in each of the three entities whilst the remaining 25% of the issued share capital is held by the management of Friede Goldman. Based in Houston, Texas, Friede Goldman is one of the world's largest specialist design firms in its field and there are over 100 Friede Goldman designed drilling units in operation throughout the world.

OAO Central Engineering Bureau Korall

In April 2002 the Company completed the acquisition of 30.4% of the issued share capital of OAO Central Engineering Bureau Korall ("**Korall**") from Korall's management for US$1.9 million. The remaining share capital is held by Korall's management and as at the date of these Listing Particulars, the Company is in the process of increasing the size of its interest in Korall. Korall, which is located in the Black Sea port of Sevastopol in the Ukraine, specialises in the detailed design of oil and gas floating production facilities.

The acquisition of Korall permits teams from Friede Goldman and Korall to work closely on design and engineering of offshore drilling and production units to be built for both the Caspian Sea and other markets. The acquisition also provides the Company with a cost advantage compared to the Company's competitors due to Korall's relatively low labour costs.

Third International Shipyard

In 2002, the Company acquired a 74% stake in Third International Shipyard from Third International Shipyard management for approximately US$5 million. Third International Shipyard is located in the Russian city of Astrakhan, on the mouth of the Volga River on the Caspian Sea and operates one of only three facilities that can deliver off shore drilling platforms to the Caspian Sea. The shipyard is capable of building vessels up to 170 metres in length and 27 metres wide. The rationale for the acquisition is that it permits the Company to use Third International Shipyard as an assembly and service and repair location for mobile offshore drilling units and hull modules manufactured by the Company and by third parties. For example, hull modules may be built, complete with internal outfitting, in the Astrakhan facility and then transported down the Volga River to the Nizhny Novgorod plant for final assembly. Third International

Shipyard currently provides services to some of the major oil companies operating in the Caspian Sea, including the technical refurbishment and upgrading of two ice defenders owned and operated by Agip KKS for offshore drilling in the Kazakh sector of the Caspian Sea.

Krasnoe Sormovo

During the period between 1998 and 2000, the Company acquired a controlling stake in Krasnoe Sormovo and at present the Company holds approximately 61% of the issued share capital of Krasnoe Sormovo (see the section headed "*The Company – Overview – Krasnoe Sormovo*" above for more details of the acquisition of Krasnoe Sormovo). Of the remaining issued share capital in Krasnoe Sormovo, 33% is held by the Russian government.

Currently, Krasnoe Sormovo produces sea-river tankers, dry cargo ships and diesel submarines and their components. In addition to the mainstream product line, the acquisition of Krasnoe Sormovo permits the Company to use Krasnoe Sormovo's shipbuilding capabilities to manufacture components for offshore drilling platforms, drilling barges and a wide range of drilling support ships, including crew boats and utility vessels.

Since 2000, the Company has cut costs substantially at Krasnoe Sormovo, introducing more efficient electricity, water and gas operations through both management decisions and modernisation of Krasnoe Sormovo's assets. In addition, since 2001, the Company has reduced the number of employees at Krasnoe Sormovo by 1,700 employees or almost 21%.

Nizhegorodskiy Teplokhod

Following the acquisition and integration of Krasnoe Sormovo, in 2002 the Company acquired approximately 56% of the issued share capital of Nizhegorodskiy Teplokhod for approximately US$1.7 million. Nizhegorodskiy Teplokhod currently makes dredgers, small floating cranes and special purpose vessels and the Parent Company believes that the acquisition of this stake will permit the SHIP subdivision business segment to expand into new product lines and integrate Nizhegorodskiy Teplokhod into some of Krasnoe Sormovo's manufacturing processes. For example, facilities at Nizhegorodskiy Teplokhod are used to manufacture and supply some specific steel and metal constructions for use at Krasnoe Sormovo's assembly line. The Parent Company believes that this will permit the facilities at Krasnoe Sormovo to be focused on engineering, the construction and assembly of ships and sourcing certain spare parts. The shipyard is capable of building vessels up to 70 metres in length and 15 metres wide.

Nizhegorodskiy Teplokhod has an ongoing contract with Gazflot, a subsidiary of Gazprom, to manufacture a special purpose vessel for construction and repair of underwater pipelines. This broadens the Shipbuilding subdivision product line to a market in which the Parent Company believes Transneft and Gazprom, the two monopoly oil and gas pipeline operators in Russia, may invest in the future.

Almaz

Between March and October 2002 the Company acquired approximately 73% of the issued share capital of Almaz held directly and indirectly by Mr. Kakha Bendookidze and Mr. Alan Kazbekov, who are both directors of the Parent Company, for a total consideration of approximately US$15.2 million paid in instalments during the course of 2002 and 2003.

The Almaz shipyard is located in the central part of St. Petersburg with direct access to the Finnish Gulf and currently occupies about 165,000 square metres including 50,000 square metres of manufacturing facilities. The shipyard has two slipways, hull and machine-assembly production facilities, electroplating and finishing shops. The shipyard is capable of building vessels up to 150 metres in length and 25 metres wide. Almaz specialises in manufacturing high-speed monohulls, hydrofoils, hovercraft and catamarans. In addition, Almaz is a specialist in building high-speed patrol and missile boats. Since 1961 Almaz has built over 300 military boats.

Being the builder of the world's first missile boat, the fastest hydrofoil in the world and largest hovercraft in the world, Almaz has also diversified into new markets. In the 1990s, Almaz completed its first civilian projects, such as the environmental EcoPatrol class of vessels.

Almaz is one of the few shipyards in Russia which is specialised and experienced in working with aluminium alloys. As a result, the Company has used spare capacity at the Almaz facilities for the production of nuclear power plant equipment, oil rig components and circulation systems for oil rigs, as well as storage reservoirs. In addition, the Company is currently studying whether it is possible to conduct final assembly of river vessels at Almaz, a move which would reduce construction time and permit the delivery of such vessels during the winter months when the Volga river is frozen.

Volgograd Shipbuilding Plant

Between May and July 2003, the Company acquired a controlling shareholding in the Volgograd Shipbuilding Plant for approximately US$5.4 million. The Volgograd shipyard was founded in 1931 and is one of the largest shipyards in Russia. Situated in Volgograd on the Volga river, the shipyard is well placed to access both the Black Sea and the Caspian Sea. During the last 30 years, the shipyard has produced more than 100 sea tankers with cargo capacity ranging from 4,600 to 6,000 tonnes, 150 fishing trawlers, floating pump stations, crane ships and pollution monitoring ships. The shipyard has the capacity to build ships up to 130 metres in length by 17 metres in width.

Other acquisitions

The Company also acquired during the course of 2002 controlling interests of 76% and 54.39% in NPO Neftegaztekhnika and OAO VPI Proektverf for approximately US$122,000 and US$60,000, respectively.

NPPEQ

As at 31 December 2002, the NPPEQ business segment was the second largest business segment in the Company in terms of revenues, accounting for 17% (or US$74 million) of the Company's total sales of US$435 million in 2002, a large part of which was destined for the export market. In 2001, the business segment achieved sales of approximately US$59 million (or 19% of the Company's total sales). The NPPEQ business segment engineers, manufactures, delivers, installs and provides maintenance for primary circuit equipment for pressurised water reactors and designs and constructs containers for transport of spent nuclear fuel.

The majority of the nuclear power plant equipment produced by the NPPEQ business segment is manufactured at the Izhorskiye Zavody and SpecStal plants in St. Petersburg. This latter plant supplies steel castings of a large enough diameter for the manufacture of the outer shell of a nuclear power plant reactor.

Products

The NPPEQ business segment provides the following products and services to the nuclear power industry:

- manufacture of equipment for nuclear power plants (including primary circuit equipment for traditional as well as new generation nuclear reactors), cranes for in-house handling of nuclear power equipment and containers for transportation and permanent storage of spent nuclear fuel;
- design and engineering of equipment and facilities for nuclear power plants; and
- delivery, installation and maintenance services for primary circuit equipment for pressurised water reactors.

Traditional pressurised water nuclear reactors (or VVERs)

NPPEQ engineers, manufactures, delivers, installs and provides maintenance for the primary circuit of nuclear power units with pressurised water reactors VVER-440 and VVER-1000 (known as traditional reactors). The NPPEQ business segment has manufactured and installed traditional reactors in 47 nuclear power plants in Russia, Ukraine, Bulgaria, Armenia and Finland.

New generation pressurised water nuclear reactors

Following the worldwide trend to increase the safety and environmental standards for nuclear power plant generation equipment, the NPPEQ business segment recently designed and introduced a new generation pressurised water reactor (VVER-640) into its product line. The VVER-640 is designed to provide lower power generation capacity whilst complying with higher safety technical requirements. In addition, NPPEQ participates in engineering and technical tests of light water reactors with a higher power generation capacity (VVER-1500).

Both the traditional reactors and new generation reactors designed by the NPPEQ business segment are fully compliant with International Atomic Energy Agency (IAEA) regulations and certified to the American Society of Mechanical Engineers codes and standards.

Spent nuclear fuel transport containers

The NPPEQ business segment has recently expanded its product line and entered the growing market for nuclear waste management equipment and services. NPPEQ's first product catering to this market segment is a dual purpose spent nuclear fuel transport and storage container that allows the handling of spent nuclear fuel from traditional pressurised water reactors and lightwater graphite reactors, as well as reactors from research facilities and reactors on nuclear submarines.

NPPEQ's spent nuclear fuel containers, which are made of metal or metal and concrete, are designed for the transportation and storage of spent nuclear fuel for up to 50 years. These containers provide long-term isolation of spent nuclear fuel from the environment and facilitate transportation of the fuel to the place of reprocessing and/or storage.

Markets

Overview

The NPPEQ business segment's principal markets are divided between servicing existing nuclear power plants, both within Russia and internationally, including sales of spare parts, sales of new equipment to nuclear power plants currently being built in Asia and Europe and sales of containers for spent nuclear fuel for customers in Russia and Europe.

Domestic

Following the general economic decline and political changes in Russia and Eastern Europe in the early 1990s, demand for sales of new equipment from within the domestic market, as well as from the export market, declined significantly. During that period the Company's NPPEQ operations were mostly focused on servicing and selling spare parts to existing power plants within Russia and the CIS. During the last seven years the Company has been increasing its production of primary circuit equipment as well as supplying nuclear waste management equipment in Russia through tenders and other activities with the state controlled Rosenergoatom, the operation, management and service company responsible for Russia's nuclear power plants, and the Russian Ministry of Atomic Energy. As the Russian government's Energy Strategy 2020 approved the construction and commissioning of six new nuclear power plant units by 2011, there is strong potential for growing NPPEQ's domestic operations.

Export

The geographical focus of NPPEQ's export sales has been primarily to the Asian and East European market.

Asia

Asia, and specifically countries like China and India, have emerged as a core target market for NPPEQ's equipment. The NPPEQ business segment participates in international tenders as a subcontractor to ZAO Atomstroyexport ("ASE"), in which the Company is an indirect shareholder, (see the section headed "*The Company – NPPEQ – Recent Acquisitions*"). Part of the rationale for targeting Asian countries is the Parent Company's belief that many of these countries are experiencing increased per capita energy consumption and seeking to reduce their energy generation costs. In addition, it is the Chinese government's stated energy strategy to build up to twenty new nuclear power generation units by the year 2020 in addition to the four units currently under construction.

Europe

Following the adoption of the Kyoto Protocol on climate change in December 1997 and its subsequent ratification by numerous countries, some OECD countries, including European Union nations, are seeking to rebalance their energy industry and are considering increasing the use of new nuclear power generation installations. It is the Parent Company's desire to capitalise on any such increase in use of such installations.

Consequently, the Company has targeted Eastern European and Scandinavian markets for sales of NPPEQ's products. For example, the Company has participated as a subcontractor with ASE in the tenders for the construction of a spent nuclear fuel dry storage facility at the Kozloduy nuclear power plant in Bulgaria and the Ignalina nuclear power plant in Lithuania. The market for spent nuclear fuel containers is largely undeveloped and the Parent Company believes it offers attractive growth potential for the NPPEQ business segments. In addition, the Company is also participating in a tender as a subcontractor of ASE to supply primary circuit equipment for the construction of a new nuclear power generation unit in Finland.

Sales and marketing

In 2002, the Company achieved sales of approximately US$74 million worth of nuclear power plant equipment, accounting for approximately 17% of the Company's total sales in 2002.

NPPEQ, as a subcontractor to ASE, currently has contracts in place to supply five traditional VVER-1000 reactors to customers outside Russia – one to the Bushehr nuclear power plant in Iran, two to the Tianwan nuclear power plant in China and two to the Kudankulam nuclear power plant in India.

The total amount of the Tianwan contract is approximately US$142 million. The NPPEQ business segment has already shipped both reactors and the installation process is under way. Commissioning of the first reactor is scheduled for the end of 2004 and the second reactor is planned to be put in operation at the end of 2005.

The total amount of the Bushehr contract is approximately US$56 million and, as at the date of these Listing Particulars, the Company has approximately US$6 million in outstanding receivables under this contract. The NPPEQ business segment has already shipped the reactor and the installation process is under way. Commissioning of the reactor is scheduled for the end of 2007. In addition, the Company is currently conducting negotiations for the installation of certain further equipment at Bushehr for between US$5 million and US$8 million.

The total amount of the Kudankulam contract is approximately US$292 million and, as at the date of these Listing Particulars, the Company has approximately US$276 million in outstanding obligations under this contract. The NPPEQ business segment has started manufacture of the reactors. The first reactor is scheduled to be put into operation by the end of 2007 and the second reactor by the beginning of 2008.

In each sales contract for nuclear power plant equipment destined for a customer outside Russia, the Company enters into contractual relations with ASE, the leading Russian company providing services in connection with the construction and commissioning of nuclear power projects worldwide, which acts as general contractor for all construction projects at nuclear power plants conducted by Russia's Atomic Energy Ministry (known as Minatom) outside Russia. Consequently, ASE is the payment counterparty to which the Company is exposed. In January 2003, the Company acquired an effective stake of approximately 40% in ASE's parent, ZAO Atomenergoexport ("**AEE**"). See the section headed *"The Company – NPPEQ – Recent acquisitions"* for more information.

The payment structure in the contract in respect of Kudankulam in India is representative of the contracts to which the NPPEQ business segment is a party. Under the Kudankulam contract signed in 2002, the timing of payments is broken down as follows: 10% of the total contract price of approximately US$292 million was due shortly after signature of the contract, whilst further advance payments totalling 40.5% of the total contract price become due, subject to the completion of certain milestones; 45% of the contract price falls due shortly after shipment of the equipment and the remaining 4.5% falls due after installation of the equipment is completed and the nuclear power plant is put into operation.

Domestic

The NPPEQ business segment currently has seven contracts to supply equipment to nuclear power plants in Russia totalling approximately US$5.4 million. These contracts are primarily maintenance contracts or contracts in respect of the supply of spare parts for the Kalinin, Balakovo, Smolensk and Volgodonsk nuclear power plants. One contract is in respect of a second nuclear power unit at the Rostov nuclear power plant near the city of Volgodonsk in southern Russia, whilst the other contract is in respect of the Balakovo nuclear power plant in the Saratov region on the Volga river.

In 2001, the Company entered into a contract with the Russian Navy to supply 48 spent nuclear fuel containers for the transport of spent nuclear fuel from nuclear submarines to be delivered from 2001 to 2003 for approximately US$150,000 per container. The Company completed its final delivery of nuclear fuel containers during the first quarter of 2003.

Export

In addition to the contracts in India, Iran and China mentioned above, the Company has several contracts to supply equipment to nuclear power plants in various CIS countries for a total of approximately US$13 million.

As mentioned above, the Company is also participating as a subcontractor to ASE to supply primary circuit equipment to build Finland's fifth nuclear power generation unit. The construction of this unit is the first project of its kind in the European Union for almost 20 years. The Parent Company believes that, despite other bids from General Electric and Framatom-Siemens, the ASE tender has a reasonable chance of success as Izhorskiye Zavody was the principal supplier for two of Finland's four existing nuclear power generation units, which have been ranked among the top ten in the world in terms of their safety record and operating efficiency. The results of the tender process are expected to be announced in November 2003.

Competitors

Domestic

As the majority of nuclear power plants in the former Soviet Union and the Eastern bloc countries were equipped by Izhorskiye Zavody and, as the Company's SpecStal plant is the only certified producer of special steel products for the nuclear power industry in Russia, the NPPEQ business segment has a strong position in the domestic market. The only domestic competitor is Atommash in Volgodonsk.

Export

The export market in which the NPPEQ business segment operates in conjunction with ASE is a highly competitive but consolidated marketplace shared among a few major international players. The Company's largest competitors for the supply of primary circuit equipment are Framatom-Siemens, BNFL and General Electric, whilst Skoda JS remains a competitor in the field of engineering nuclear power plant equipment.

Although the NPPEQ business segment faces significant commercial pressure from its major multinational rivals, due to historical ties between Russia and several of NPPEQ's target markets and competitive prices, the Company is well placed compared to some of its competitors in its target markets of Eastern Europe and Asia. NPPEQ is currently participating as a subcontractor in supplying five out of the eighteen nuclear power units under construction or commissioned at present worldwide, giving the Company an approximate 28% market share of the global market for new nuclear power plant reactors.

Recent acquisitions

Atomenergoexport

On 8 January 2003, the Company acquired approximately 20% of the issued shares in ZAO Atomenergoexport ("**AEE**") for a total consideration of approximately US$4.9 million. As 50% of AEE's shares are held by AEE's subsidiaries in the form of treasury shares, this effectively gave the Company a 40% interest. The Russian government holds a special or "golden" share in AEE which, upon its creation in 1994, afforded it certain special rights for a period of three years. As at the date of these Listing Particulars, the Russian government had not indicated that it wished to extend the period during which it had the benefit of these rights. AEE's headquarters are in Moscow and it has representative offices in China, Iran and India, as well as in both Western and Eastern Europe. The Company is currently evaluating its investment in AEE and is considering, amongst other things, whether to increase its stake in AEE to an effective controlling stake by acquiring further shares in AEE.

AEE's primary business is the export of nuclear power plant equipment and services and since its foundation in 1973 AEE has focussed on the management of intergovernmental contracts for technical assistance in Eastern Europe and Finland. AEE owns 49% of the issued shares interest in ASE. The other major shareholders in ASE are Zarubezhatomenergostroy, which is controlled by the Ministry of the Russian Federation for Atomic Energy, and TVEL Corporation (which is also owned by the Russian state). As approximately 9% of ASE's shares are held as treasury shares, AEE has an effective 54% interest in ASE. Under Russian law a company may only hold its own shares as treasury shares for a maximum of one year. As such, on 4 October 2003, ASE will be required to dispose of its holding of treasury shares. The shareholders of ASE are currently considering a proposal for ASE to distribute these shares to ASE's existing shareholders by way of a dividend in specie. ASE is one of the leading engineering, procurement, installation and commissioning ("**EPIC**") contractors for the nuclear equipment industry. Since 1973, AEE and ASE have constructed 29 generation blocks for nuclear power plants. See also the section headed "*Investment Considerations - Risks relating to the Company - No assurance can be given as to the impact of a consolidation of the Parent Company's interest in AEE on the Parent Company's consolidated financial statements*".

ASE is the Company's single largest customer as it is the contractual counterpart to the Company in respect of the contracts to supply nuclear power plant equipment to the Bushehr nuclear power plant in Iran, the Tianwan nuclear power plant in China and the Kudankulam nuclear power plant in India. The total value of the Bushehr, Tianwan and Kudankulam contracts for ASE is approximately US$4.4 billion. In addition to the contracts in Iran, China and India, AEE and ASE have also entered into contracts for smaller projects in Bulgaria and Slovakia.

ASE contracts with customers either for the delivery of specific primary circuit equipment or on a "turnkey" basis which, in general terms, means that upon completion the customer can immediately commence operations. The contracts with Bushehr, Kudankulam and Tianwan are all on a "turnkey" basis. In accordance with international practices for nuclear power plant "turnkey" project implementation, ASE's

functions, as the main contractor in the Bushehr project, include construction, delivery, installation and maintenance of equipment, systems and materials, including the first load of nuclear fuel. The supply of this nuclear fuel is subcontracted by ASE to TVEL, the Russian state monopoly nuclear fuel supplier. Subsequent deliveries of nuclear fuel to Bushehr are to be made by TVEL under a separate and direct contract to which ASE is not a party. The construction of the Bushehr nuclear power plant is ASE's only involvement in Iran.

The Parent Company believes that the acquisition of a stake in AEE is an important step in the Company's strategy to position itself as one of the world's leading suppliers of nuclear power plant equipment.

Zarubezhenergoproekt

In January 2003 the Company acquired for US$1 million a controlling stake of approximately 51% in OAO Zarubezhenergoproekt, a research and development institute specialising in engineering and developing new technology for both nuclear and traditional power plants.

OAO Zarubezhenergoproekt was founded in 1962 as the Ivanovo branch of the Teploelectroproekt design institute. In 1992, OAO Zarubezhenergoproekt was privatised and reorganised as an open joint stock company.

OAO Zarubezhenergoproekt covers a wide range of design activities in the field of power installations, including the preparation of technical documentation for the construction of power plants; conducting feasibility studies for power plant construction; complex design of thermal power plants, steam plants, combined cycle power plants, gas turbine power plants, industrial and district heating plants, stationary diesel-generator plants, demineralisation plants and geothermal plants with power units of 25 MW to 325 MW capacity both in Russia and abroad; reconstruction projects for power plants and industrial and heating plants; design of power plants in collaboration with international consortia; and supervision of work during plant construction. Research and design institutions with which OAO Zarubezhenergoproekt has collaborated include ABB Alstom Power and Siemens.

The Parent Company believes that the acquisition of OAO Zarubezhenergoproekt will strengthen the Company's ability to perform in-house design for its nuclear power plant equipment business.

MINEQ

As at 31 December 2002, the MINEQ business segment accounted for approximately 9% (or US$38 million) of the Company's sales of US$435 million in 2002. MINEQ specialises in engineering and manufacturing equipment and machines for opencast mining and mineral processing.

Products

The segment's core products include:

- drilling machines;
- draglines;
- electric shovels; and
- crushing and grinding equipment.

Drilling machines

Drilling machines manufactured by the MINEQ business segment are designed for drilling blast holes up to 32 metres deep in rocks of any hardness during opencast mining operations. The machines use an advanced control system and light-pressure crawler tracks with individual drives for each track, making them suitable for use in opencast mines and coal cuts.

Draglines

MINEQ designs and manufactures draglines with bucket capacities from 11 to 100 cubic metres and boom lengths from 75 to 125 metres for use in a wide range of mining and geological conditions and in any climatic zone. These machines are used in opencast mining processes, are highly manoeuvrable and limit ground pressure through the use of a hydraulic walking mechanism which reduces the need to prepare the ground on which they are operated.

Shovels

There are two basic types of mining shovels, electric and hydraulic. Electric mining shovels are able to handle larger buckets, allowing them to load greater volumes of rocks and minerals, while hydraulic shovels are smaller and more manoeuvrable. Electric mining shovels offer a lowest cost per tonne of mineral mined. Whether electric or hydraulic shovels are used depends on the size of the mining operation and the availability of electricity on site. MINEQ produces a variety of electric shovels with bucket capacities of between 3.2 and 20 cubic metres. MINEQ's shovels are used at opencast mining sites throughout Russia and the CIS.

Crushing and grinding equipment

MINEQ's crushing and grinding equipment is used at ferrous and non-ferrous mining and processing enterprises, in the diamond, chemical, non-metallic and construction-material mining industries. Crushers are equipped with automatic lubrication units, control and diagnostic systems and may be equipped with an automated control system (ACS) based on programmable controllers, allowing them to be built-in into automated processing lines. MINEQ manufactures a wide range of cone crushers for primary, secondary, intermediate and fine crushing, single and double-roll crushers with toothed rolls, four-roll crushers with smooth rolls, ball, rod mills, and wet and dry self-grinding mills.

The MINEQ business segment is currently seeking to optimise its product line, improve its service network, including maintenance and supply of spare parts, and source a larger proportion of electric and control systems from international manufacturers.

Markets

MINEQ sells to four sub-sectors of the mining industry – coal, ferrous metals, non-ferrous metals and construction materials.

Due to Russian market conditions and the problems in restructuring Russia's coal industry, the overall market for the Company's mining equipment had been in recession during the 1990s. In particular, the period from 1994 to 1998 were difficult years for the industry, with the Company's largest customers delaying or cancelling capital expenditure programmes and the introduction of new mines.

Until the middle of 2002, demand for engineering and manufacturing equipment in the coal and non-ferrous metals sectors of the Russian and CIS mining industries remained low. However, since the end of 2002, the Company has experienced a substantial increase in demand for its products especially from customers in the construction materials and iron ore sectors, in part due to the need by companies in these sectors to replace aging equipment, a desire by operators to increase output and an improvement in conditions for long term investment stemming from consolidation within the mining sector.

Sales and marketing

As at 1 September 2003, the order book of the MINEQ business segment included an order for four quarry shovels for Karelsky Okatish for US$4.6 million and three quarry shovels for KMA Holdingtrans for approximately US$3.5 million. Export orders include a grinder for Erdenet in Mongolia for approximately US$1.3 million.

Domestic

The MINEQ business segment's principal market is the Russian and CIS mining industry where the Parent Company estimates MINEQ sells approximately 90% of the segment's output. MINEQ's largest domestic customers are Kachkanarsky GOK (ore processing plant), Lebedinsky GOK, Stoylensky GOK, Mikhaylovsky GOK, Karelsky Okatysh, Yuzhny Kuzbass Coal Mines and KuzbassRazrezUgol Coal Mines.

Export

CIS countries, particularly Kazakhstan, Ukraine and Uzbekistan, are the destination for over 60% of MINEQ's exports with the balance going to China, India, Mongolia and Vietnam. For example, MINEQ supplies crushing equipment to Erdenet, an ore processing company in Mongolia. To assist in increasing sales to India and China, the Company is seeking to open representative offices in these countries and the Company is actively seeking a foothold in the Egyptian market.

Competitors

Domestic

The MINEQ business segment holds a strong position in the domestic market supplying, according to internal estimates, approximately 70% of the heavy shovels and draglines used by the Russian mining industry. In addition, the Parent Company believes that MINEQ maintains almost 100% of the walking excavators market for buckets of 11 cubic metres and upwards and supplies in excess of 60% of total sales in the market for crushing equipment.

Export

MINEQ's strong domestic market share and CIS export sales are challenged mostly by international competitors. The Company competes with Rudgormash, on limited drilling machines product lines, and ZAO NKMZ, in the CIS market, for draglines in the 11 cubic metre class and grinding equipment.

The major international competitors to MINEQ's crushing product lines are Terex (O&K), Komatsu, Liebherr and Caterpillar. These companies also manufacture hydraulic shovels. The MINEQ business segment's dragline and electric shovels product line competes with Harnischfeger and Bucyrus. Metso, Sandvik Mining and Construction FEE Minerals and Thyssen-Krupp are MINEQ's competitors in the market for grinding equipment.

STEEL

Overview

The STEEL business segment comprises metallurgical facilities in Ekaterinburg and St. Petersburg. The STEEL business segment serves both external customers and provides special steel products to other entities within the Company. In 2002 sales to external customers accounted for 10.6% (or US$46 million) of the Company's total sales of US$435 million compared with sales of approximately US$57 million (or 18% of the Company's total sales) in 2001. In addition, the STEEL business segment had sales of approximately US$58 million to other entities within the Group in 2002 compared with intra-Group sales of US$81 million in 2001 and US$90 million in 2000.

Products

The STEEL business segment specialises in the production of semi-finished metallurgical products from special-steel grades, such as high-tensile, stainless, corrosion and radiation resistant, high-alloy, heat-resistant, non-magnetic and low-temperature-resistant.

The main products of the STEEL business segment include:

- vacuum-treated castings up to 360 tonnes;

- electroslag re-melting up to 60 tonnes;
- vacuum-arc re-melting up to 40 tonnes;
- forgings up to 230 tonnes, castings up to 130 tonnes and sheets with widths up to 4,600 mm and thickness from 10 to 450 mm; and
- two-ply and three-ply sheets and slabs with widths up to 4,000 mm and thickness from 8 to 150 mm, weighing up to 40 tonnes.

In addition, the STEEL business segment undertakes:

- final heat treatment;
- mechanical treatment of semi-finished products up to 5.5 metres in diameter and 22 metres in length; and
- various tests and analyses of composition, structure, and/or properties of steel products, to verify conformance to the standards of Russia, the United States, Germany or other countries.

Forgings and castings have traditionally been a strong area of the Company's metallurgical business and the Company is the only Russian company capable of producing solid-forged rotor blanks for steam turbines and turbo-generators with capacities up to 1,200 MW. The Company's forging production is certified by DNV, Lloyd's Register, Bureau Veritas Quality International and the Russian Marine Navigation Registry. The Company has also recently obtained IS0-9001 certification for its manufacturing facilities.

The Company produces two-ply and three-ply sheets using STEEL's proprietary technology and methodology for rolling asymmetrical packs. Metal-clad sheets and plates are used in manufacturing vessels and pipelines, protective sheeting on offshore drilling platforms and for fabricating primary circuit equipment for nuclear power plants.

In addition, the STEEL business segment manufactures:

- pressure vessel shells;
- shafts and rotors;
- moulds for cast-iron pipes;
- mandrels for tube-rolling mills; and
- work and backup rolls.

The STEEL business segment's production technology permits it to produce items to customers' specifications by mass, dimensions and technical characteristics, such as:

- castings for large tankers, nuclear-powered ships and military vessels;
- large propeller screw assemblies; and
- castings for hydraulic turbines, press-forging, rolling, petrochemical and other equipment.

The STEEL business segment produces approximately 40,000 tonnes of castings and 80,000 tonnes of forgings annually.

Markets

The majority of output of the STEEL business segment is consumed within the Company as all of the other business segments within the Company use considerable amounts of steel elements as manufacturing components. In 2002, approximately 56% of the total STEEL output was consumed by the Company's own production compared with approximately 59% in 2001 and 59% in 2000. Since these sales represent intra-group transactions they are not reflected as sales in the Parent Company's annual consolidated financial statements.

The main external customer of the STEEL business segment is the Russian machine-building industry. The Parent Company estimates that production of casting units in 2002 in Russia was in the region of 5.5 million tonnes whilst production of forging units was approximately 2 million. Recently, the Company has experienced increased demand for casting and forging products which may be attributed to the growth in key industries such as energy, ferrous and non-ferrous metals, chemical and petrochemical machine building, metallurgical and construction during the period from January to May 2003 compared to the same period in 2002.

Sales and marketing

Domestic

The main customers for the business segment's specialty steel products include Elektrosila, Leningrad Metalist Plant, Elsib, Energomashcorporation Mashzavod ZIO Podolski, VSMPO, Admiralteiski and Severnaya Verf.

Export

The STEEL business segment regularly exports products to several European countries and supplies over 5,000 tonnes of forged rods worth approximately US$3.8 million to customers in France and Germany annually. In addition, STEEL exports between 150 and 200 moulds for pipes worth approximately US$6.6 million annually to customers such as Pont-a-Mousson, Sadefa, Ring Mill and Elektrostyle. More than 70% of exports from the business segment are destined for Europe. Countries to which STEEL exports speciality steel products include Ireland, Spain, Italy, France, the Netherlands, Germany, Austria, the Czech Republic, Ukraine, Estonia, Finland and Kazakhstan.

Competitors

The STEEL business segment competes with a number of companies in the specialty steel arena both domestically and internationally.

Domestic

STEEL's main Russian competitor's are YuUMZ (South Ural Machine Building Plant), IzhBumMash (Izhevskiy Paper Making Machine Building Plant), Kamastal, Elektrostalmash (Elektrostal) and Barricades.

Export

STEEL's main international competitors in the metallurgical industry include NKMZ, Krezo-Forge, Skoda, Sumitomo, Hanjung Steel, Forgemaster, ThyssenKrupp AG, Saarstahl, Kobe Steel and Japan Steel Works.

NON-CORE ASSETS

In addition to the four main business segments, the Company also has several other non-core businesses and investments, including:

- a pressure vessels business;
- a rolls business;
- an instruments business;
- a cranes business; and
- an investment in BioLink.

Pressure vessels

The Pressure Vessels subdivision manufactures high-pressure vessels for processing and storage of oil and gas for petrochemical plants and refineries. In addition, pressure vessels are manufactured for use in cryogenic processes, including at metallurgical plants. Domestic customers for high-pressure vessels include Lukoil, Slavneft and TNK.

Rolls

The Rolls subdivision of the Company manufactures work and back-up rolls for hot and cold steel rolling. The rolls are produced at Uralmash's production facilities and supplied both domestically, to companies like Severstal and Magnitogorsk Metallurgical Plant, and internationally, to metallurgical plants in Kazakhstan, India, Algeria, Romania and the Czech Republic.

Instruments

The Instrument subdivision of the Company has branches in Ekaterinburg, St. Petersburg and Nizhniy Novgorod and manufactures and sells various types of instrumentation, including tool sets, special appliances and electrodes, such as hobbing cutters, helical wheel cutting threaders, broachings, thread gages, pneumatic instruments for welding and casting operations, specialised flame cutting equipment, machines for milling tools, argon burners, plasmatrons and high precision plates. The products of the subdivision are used by shipyards, machinery manufacturers, mining and agricultural enterprises, metals warehouses and construction enterprises all over Russia. Customers include Gazprom, Norilsk Nickel and various truck manufacturers.

Cranes

The Cranes subdivision engineers and manufactures a range of heavy duty special purpose cranes. Recent orders include a crane for the nuclear power plant in Kudankulam in India and a crane designed for casting operations at the Magnitogorsk Metallurgical Plant as well as spares for a turnaround charging crane at Ashinsky Metallurgical Plant and cross bars for Mechel.

BioLink

In January 2003, the Company acquired for US$3.5 million approximately 33% of the outstanding issued share capital of BioLink Technologies International, Inc ("**BioLink**"), a Florida based security technology provider specialising in development, manufacturing and marketing of advanced fingerprint biometric products. The interest represents approximately 49% of the voting rights exercisable at general meetings of BioLink. In June 2003, the Company converted debt amounting to approximately US$1.4 million provided to BioLink during 2002 and 2003 by the Company into an additional 11% of the outstanding share capital of BioLink. Currently, the Company's total interest in BioLink is 38.6%, which represents 51.8% of the total voting rights.

The Parent Company does not anticipate that there will be any synergies between BioLink's business and the Company's business segments and BioLink remains managed by the pre-acquisition management team.

PRINCIPAL SUBSIDIARIES

Production subsidiaries

The Company includes, amongst other things, 26 principal subsidiaries, of which thirteen are primarily focused on production. All of these production subsidiaries (save for Volgograd Shipbuilding Plant) are consolidated in the audited consolidated financial statements of the Parent Company for the year ended 31 December 2002. A table setting out details of these fourteen production facilities is set out below:

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
Uralmash	Pl. Pervoi Piyatiletki 620012, Ekaterinburg Russia	Production of: • drilling equipment • mining equipment • metallurgical equipment	69.16%
Izhorskiye Zavody	Pr. Lenina, 1 196651, Kolpino-1 St. Petersburg region Russia	Production of: • mining equipment • equipment for nuclear power plants	76.54%
Krasnoe Sormovo	Ul. Barrikad, 1 603950 Nizhny Novgorod Russia	Shipbuilding	60.87%
ZSMK	Ul. Parkovaya, 36 624080, Verhniya Pishma Ekaterinburg region Russia	Production of drilling equipment	73.62%
Burovaya Tekhnika	Leninskiy pr., 6 117957, Moscow Russia	Production of: • drilling equipment • components R&D services for oil production companies	55.92%
Pavlovsky Machinery Plant	Ul. Truda, 1 617143, Pavlovskyiy settlement Ocherskiy district Perm region Russia	Production of: • down-hole motors • turbo drills	82.61%
UPET	Ul. Arsenalnaya, 20 Tyrgoviste Romania	Production of: • mobile rings and components for offshore rigs • multi-purpose metal valves	66%
Almaz	Petrovskiy pr., 26 197110, St. Petersburg Russia	Shipbuilding and repair	72.77%

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
Nizhegorodsky Teplokhod	Ul. Lunacharskogo, 128 606442, Bor Nizhny Novgorod region Russia	Production of: • port facilities • floating cranes • maintenance ships	55.68%
Third International Shipbuilding Plant	Pl. Neftiyanikov, 2 414017, Astrakhan Russia	Shipbuilding and repair	73.93%
SpecStal	Pr. Lenina, 1 196651, Kolpino St. Petersburg Russia	Production of specialty steels	100%
NPO Neftegaztekhnika	Ul. Karpinskogo, 24 614022, Perm Russia	Production of drilling equipment	76%
Volgograd Shipbuilding Plant	Ul. Arseneva, 2 400112, Volgograd Russia	Shipbuilding	50.01%

Sales and trading subsidiaries

Of the 26 principal subsidiaries within the Group, six are primarily focused on sales and trading. All six of these subsidiaries are consolidated in the audited consolidated financial statements of the Parent Company for the year ended 31 December 2002. A table setting out details of these sales and trading subsidiaries is set out below:

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
ZAO UMZ-Engineering	Pl Pervoi Pyatiletki 620012, Ekaterinburg Russia	Sales of products manufactured by Uralmash	100%
ZAO UMZ-Trading Company*	Pl Pervoi Pyatiletki 620012, Ekaterinburg Russia	Sales of products manufactured by Uralmash	100%
OOO OMZ Sibir	Pr. Lenina, 146/1 650065, Kemerovo Russia	Sales of mining equipment	75%
OOO OMZ	Pr. Lenina, 1 196651, Kolpino St. Petersburg Russia	Corporate services	100%

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
Friede Goldman Marketing, B.V.	Drentestraat 24 bg, 1083HK Amsterdam The Netherlands	Sales of engineering services	75%
ZAO Uralmash-Service	Ul. Mashinostroiteley, 29 620012, Ekaterinburg Russia	Sales of products manufactured by Uralmash	100%

* ZAO UMZ-Trading Company is currently in the process of being liquidated.

Engineering and research subsidiaries

Of the 26 principal subsidiaries within the Group, seven are primarily focused on engineering and research. All of these subsidiaries (except for OAO Zarubezhenergoproekt, Korall and BioLink) are consolidated in the audited consolidated financial statements of the Parent Company for the year ended 31 December 2002. A table setting out details of these engineering and research subsidiaries is set out below:

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
OMZ Morskie 2 Neftegazoule Proekty ("OMZ Onshore and Offshore")	Ul. Barrikad, 24 603003, Nizhniy Novgorod Russia	Sales of products of shipbuilding and oil and gas equipment segment	100%
OAO VPI Proektverf	Ul. Zavodskoi park, 21 603003, Nizhniy Novgorod Russia	Engineering and research	54.39%
FGL Buyer, LLC	10375 Richmond Avenue Suite 1200 Houston Texas 77042 USA	Naval architecture and marine engineering in the offshore drilling	75%
OAO Zarubezhenergoproekt	Ul Smirnova, 105B 153034, Ivanovo Russia	Engineering of equipment for traditional and nuclear power plants	50.94%
Korall	Ul. Repina, 1 335028, Sevastopol Ukraine	Detailed engineering and design of offshore platforms and floating cranes	30.4%
BioLink Technologies International, Inc.	11360 Interchange Circle North Miramar Florida 33025 USA	Development, manufacturing and marketing of advanced fingerprint biometric products	38.6%
ZAO Komplekt AtomIzhora	Ul. Boyarova, 16 187020, Tonso St. Petersburg region Russia	Engineering and installation of nuclear powerplant equipment	100%

Other and non-core subsidiaries

In addition to the 26 principal subsidiaries, the Group includes 31 other or non-core subsidiaries, all of which are consolidated in the audited consolidated financial statements of the Parent Company for the year ended 31 December 2002:

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
ZAO Uralmash-Tovary	Ul. Stahanovskaya, 3 60012, Ekaterinburg Russia	Production of consumer goods	81%
OOO Autocomplect	Pr. Lenina, 1 196651, Kolpino St. Petersburg Russia	Production of mufflers	100%
OOO Firm Izoterm	Pr. Lenina, 1 196651, Kolpino St. Petersburg Russia	Production of converters	80%
OOO Instrument	Pr. Lenina, 1 196651, Kolpino St. Petersburg Russia	Production of instruments	100%
OAO Novotrast	Ul. Lenina, 1 152620, Uglich Yaroslavl region Russia	Investing activities	100%
OOO OMZAR	Ul. Kasyana, 12, 17 375033, Erevan Armenia	Investing activities	100%
United Heavy B.V.	Drentestraat, 24 1083 HK, Amsterdam The Netherlands	Investing activities	100%
OMZ Investments Co. (America)	Suite 1500 1001 Mckinney Houston Texas USA	Investing activities	100%
UHM Investments Ltd.	Tropic Isles Building Vicham Key 1 Roadtown Tortola British Virgin Islands	Investing activities	100%
UHM Investments NV	C/o Trustkantoos Curacao Kaya W.F. (Jombi) Mensing 18, Curacao Netherland Antilles	Investing activities	100%

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
Shiplea Trading, Ltd. BVI	Beaufort House P.O. Box 438 Road Town Tortola British Virgin Islands	Investing activities	100%
Friede Goldman United, Ltd.	P.O. Box 268 George Town Grand Cayman	Royalties and license fees from FGL Buyer, LLC	75%
ZAO Almaz Center Invest	Ul. Kravchenko, 8, bld. 2 117331, Moscow Russia	Investment activities	58.33%
OOO Machine-Building Plants Support Company	Ul. Severnaya, 6 649000, Gorno-Altaisk Republic of Altay Russia	Procurement of raw materials and spare parts to main production units	100%
OOO OMZ Center	Ermolaevsky per., 25, bld. 1 123379, Moscow Russia	Management of social assets	100%
OOO Leasing of Machinery and Equipment	Ul. Yaroslavskaya, 50, Suite 202 152620, Uglich Yaroslavl region Russia	Lease of machinery and equipment	100%
OAO Leasing-Center-Invest	Ul. Yaroslavskaya, 50, Suite 202 152620, Uglich Yaroslav region Russia	Lease of machinery and equipment to Uralmash and related parties	100%
ZAO Private Security Enterprise Archi	Ermolaevsky per., 25, bld. 1 123379, Moscow Russia	Security services	100%
ZAO Sevzapagentstvo	Petrovsky pr., 26 197110, St. Petersburg Russia	Security services	100%
ZAO Private Security Enterprise Stan	Ul. Mashinostroiteley, 19 620012, Ekaterinburg Russia	Security services	100%
UHM Tunissia	60 Avenue d'Afrique Menzah 5 1004 Tunis Tunisia	Representative office	95%

Name of subsidiary	Registered office	Principal activities	Group ownership interest as at 25 September 2003
OOO OBK	25 Ermolaevsky Per., Moscow 123379 Russia	Accounting services	100%
OOO OMZ-Structure Development	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Management of non-core business segments	90%
OOO Vodokanal 59	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Utilities	100%
OOO Stroikomplex Uralskiy	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Construction services	100%
OOO UZRTM	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Repair works	100%
OOO Termit 63	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Fire-proof and conditioning services	100%
OOO UralTEP-2001	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Autotransportation services	100%
OOO Svyiaz 19	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Installation and maintenance of corporate phone and data transmission lines	100%
OOO RegionStroiMontage	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Repair and construction of production premises	100%
PJT 55	Pl. Pervoi Pyatiletki 620012, Ekaterinburg Russia	Railroad transportation services	100%

Certain further information regarding undertakings in which the Company holds on a long term basis an interest which may have a significant effect on an assessment of the Parent Company's assets and liabilities, financial position or profit and losses is set out below:

Name of subsidiary	Issued capital[1]	Reserves	Value at which the Parent Company shows in its accounts the interest	Profit or loss after tax for last financial year	Dividends received by the Company during the last financial year	Debts owed to the Parent Company
Uralmash	US$57,000	US$67,211,000	–	US$27,152,000	–	US$8,596,000
Izhorskiye Zavody	US$20,905,000	US$38,694,000	US$44,485,000	US$33,544,000	–	US$3,166,000
ZSMK	US$3,000	US$4,092,000	–	US$(2,176,000)	–	–
Krasnoe Sormovo	US$47,000	US$32,253,000	US$2,895,000	US$(1,359,000)	–	–
Burovaya Tekhnika	US$11,000	US$12,080,000	US$3,631,000	US$1,000,000	–	–
Almaz	US$5,000	US$21,504,000	US$15,521,000	US$379,000	–	–
SpecStal	US$300	US$(1,545,000)	–	US$(1,545,000)	–	US$4,938
UPET	US$8,917,000	US$(2,477,000)	US$3,994,000	US$(993,000)	–	–
AEE[2][3]	US$1,194	US$6,654,721	–	US$1,750,534	–	–
Volgograd[2] Shipbuilding Plant	US$4,220	US$12,814,344	–	US$2,555,821	–	–

(1) Calculated using an exchange rate of RR31.78=US$1.00 which was the exchange rate as at 31 December 2002.

(2) Derived from financial statements which are prepared in accordance with Russian accounting standards using an exchange rate of RR31.78=US$1.00 which was the rate as at 31 December 2002.

(3) The registered office of AEE is Malaya Ordynka 35, bldg. 3, Moscow 113184, Russia. AEE's principal activities include the export of nuclear power plant equipment and services. The Group currently holds 19.99% of the issued share capital of AEE.

PREMISES, LAND AND BUILDINGS

The following table sets out summary information about the Company's principal premises, land and buildings:

Address & type of facilities	Size of site	Tenure	Term	Size of production facilities	Number of workshops	Tenure	Term
Izhorskiye Zavody – heavy machinery plant Pl. Lenina, 1196651, Kolpino-1 St. Petersburg region Russia	5,410,999 m²	Leasehold	2003	1,293,805 m²	40 (13 of which are leased to 3rd parties)	All freehold	N/A
SpecStal – heavy machinery plants Pl. Lenina, 1196651, Kolpino-1 St. Petersburg region Russia	703,178 m²	Leasehold	2003	232,457 m²	9	All leasehold	2004
Pl. Pervoi Pyatiletki, 620012, Ekaterinburg Russia	373,000 m²	Leasehold	2023	154,139 m²	6	All leasehold	2004
Uralmash – heavy machinery plant Pl. Pervoi Pyatiletki, 620012, Ekaterinburg Russia	3,071,754 m²	Leasehold	2023	1,375,884 m²	16	All freehold	N/A
Almaz – shipbuilding plant Petrovskiy pr., 26 197110, St. Petersburg Russia	152,800 m²	Leasehold	2003	85,700 m²	4	All freehold	N/A
Krasnoye Sormovo – shipbuilding plant Ul. Barrikad, 1 603950, Nizhny Novgorod, Russia	2,521,286 m²	Leasehold	Perpetual	766,353 m²	12	All freehold	N/A

Address & type of facilities	Size of site	Tenure	Term	Size of production facilities	Number of workshops	Tenure	Term
Nizhegorodsky Teplokhod – shipbuilding plant Ul. Lunacharskogo, 128 606442, Bor Nizhny Novgorod region Russia	760,589 m²	Leasehold	Perpetual	161,774 m²	5	All freehold	N/A
ZSMK – heavy machinery plant Ul. Parkovaya, 36 624080, Verhniya Pishma Ekaterinburg region, Russia	433,417 m²	Freehold	N/A	140,770 m²	3	All freehold	N/A
Burovaya Tekhnika – 9, Letnikovskaya st., Moscow, 115114, Russia	2,755 m²	Leasehold	2051	1,572 m²	2	All freehold	N/A
Branch – testing grounds 1st Pankovskiy Pr.l, 1 Lubertsy Moscow Region, Russia	63,960 m²	Leasehold	Perpetual	14,026 m²	3	All freehold	N/A
Branch P.O. Box 26, Kotovo, Volgograd region, Kotovo, Russia	70,310 m²	Leasehold	Perpetual	20,989 m²	3	All freehold	N/A
Branch Ul. Karpinskogo, 24 Perm, Perm region, Russia	84,286 m²	Leasehold	2012	10,592 m²	4	All freehold	N/A
Pavlovsky Machinery Plant – heavy machinery plant Ul. Truda, 1 617143, Pavlovskyiy settlement, Ocherskiy district, Perm region, Russia	183,351 m²	Leasehold	2011	10,790 m²	3	All freehold	N/A
Third International – shipbuilding and repair plant Pl. Neftiyanikov, 2 414017, Astrakhan Russia	345,400 m²	Freehold	N/A	17,446 m²	4	All freehold	N/A
Volgograd Shipbuilding Plant Volgograd, Volgograd region, Krasnoarmeysk region Russia	776,553 m²	Leasehold	Perpetual	113,502 m²	10	All freehold	N/A
UPET – shipbuilding plant Ul. Arsenalnaya, 20 Tyrgoviste, Romania	240,000 m²	Freehold	N/A	14,000 m²	6	All freehold	N/A

INSURANCE

The Company does not carry the types of insurance coverage customary in Western Europe or North America for a business of the Company's size and nature. As it does not have such levels of insurance coverage, to the extent that the Company experiences certain types of losses, the Parent Company intends to cover these losses out of working capital. See the section headed "*Investment Considerations – Risks Relating to the Company – The Company does not carry the types of insurance coverage customary for a business of the Company's size and nature, and a significant occurrence or event could result in substantial property*

loss and inability to rebuild in a timely manner or at all, causing significant harm to the Company's operations and profit".

COMPETITION

Competitive strengths

The Company's competitive advantages include:

- proven design and engineering capabilities in its businesses, as evidenced by Friede Goldman's position as one of world's leading designers of mobile offshore drilling units and the fact that the Company has manufactured and installed primary circuit equipment in 47 nuclear power plants in Russia, Ukraine, Bulgaria, Armenia and Finland. In addition, the Company has engineered one of the most powerful walking excavators in the world and manufactured a drilling rig which has drilled some of the deepest wells in the world of more than 12,000 metres; and
- a lower cost of production than its international competitors due to its lower cost of raw materials, fuel and energy costs, together with lower labour and transportation costs. The Parent Company believes that lower energy costs, including electricity prices, and lower labour costs are a key factor when comparing the Company's competitive position with its international rivals.

Also, in addition to maintaining trade contacts with customers in countries which were formerly allies of the former Soviet Union, the Company has implemented a successful acquisitions strategy since the beginning of 2001 in order to develop opportunities in North America, Asia, the Middle East and North Africa. This has provided the Company access to markets globally, including in regions that are relatively difficult for its international competitors to penetrate or serve efficiently.

Regulation of Competition

Competition in Russia is primarily regulated by the Law "On Competition and Limiting Monopolistic Activity on the Commodities Markets" (the "**Competition Law**"). Certain regulatory powers are vested in the Anti-Monopoly Ministry.

As part of its competition monitoring activities, the Anti-Monopoly Ministry keeps a register of companies which have more than a 35% share in a particular goods market (the "**Register**"). Being one of the major Russian producers of mining equipment, certain subsidiaries within the Group appear on the Register in relation to certain types of excavators. For example, Uralmash appears on the register in respect of its excavators with 4 cubic meters shovel capacity and its walking excavators whilst Izhorskiye Zavody appears on the register in respect of its excavators with 10 cubic meters and higher shovel capacity. Under the Competition Law, being entered on the Register has certain implications. These include a prohibition on entering into agreements which have the effect of price fixing or which otherwise have the effect of limiting competition.

Where the aggregate value of the assets of the acquiring company and the target company is in excess of 100,000 times the monthly minimum wage in Russia, the Anti-Monopoly Ministry's consent must be obtained prior to each acquisition of (a) more than 20 per cent. of the voting stock of a company or (b) the assets of another company if the value of such assets exceeds 10% of the aggregate balance sheet value of the target company. If the aggregate value of the assets of the acquiring company and the target company is less than 100,000 times the monthly minimum wage in Russia, the Anti-Monopoly Ministry must be notified after such an acquisition. Where either the acquiring company or the target company is entered on the Register, the Anti-Monopoly Ministry's consent must be obtained prior to each acquisition irrespective of the aggregate value of assets of the parties to the transaction.

Finally, the Anti-Monopoly Ministry may rule that certain companies which appear on the Register have a dominant position in the market. Such companies are subject to more rigorous governmental regulation including the imposition of price controls.

CAPITAL EXPENDITURE

The following table shows a breakdown of capital expenditure by the six business segments for the years ended 31 December 2002, 2001 and 2000:

Business Segment	2002 (US$ million)	2001 (US$ million)	2000 (US$ million)
OILEQ	1.9	6.8	–
METEQ	4.2	1.1	–
MINEQ	–	–	0.3
STEEL	0.7	7.6	1.0
NPPEQ	–	0.2	–
SHIP	1.5	0.8	11.3
Other[1]	14.5	19.6	14.8
Total	US$22.8	US$36.1	US$27.4

(1) Includes cross business segment capital expenditure.

The total capital expenditure planned for 2003 amounts to approximately US$22 million of which approximately US$18 million is budgeted to be spent on plant and equipment, US$1.9 million on buildings, US$0.6 million on transportation and the remaining US$1.6 million on miscellaneous other items.

Research and development

The core expertise of the Company is based on engineering and machine building technologies. Consequently, research and development is a critical component of the Company's ability to maintain its competitiveness vis-à-vis its competitors.

This is reflected in the fact that the Company has approximately 3,800 employees across the four business segments in research, development and engineering positions, many of whom are equipped with state-of-the-art design and engineering technologies including licensed Unigraphics and Auto-CAD software packages.

Investment in research and development more than doubled in 2001 over the same period in 2000. The total investment in research and development in 2001 was close to US$2 million which resulted in the Company:

- streamlining the design and development process;
- reducing the design and development time for new products;
- reducing the cost of developing engineering documentation; and
- achieving improvements in quality and competitiveness of newly developed products.

During the first phase of the corporate restructuring process in 2002, investment in research and development declined. At the end of 2002, as part of the second phase of the corporate restructuring, the research and development function was moved from individual corporate entities and centralised within the Company to assist the identification of the most innovative projects within the Company and the preparation of a consolidated research and development plan for the entire Company. The plan reflects the attempt by the Company to link new product development with marketing and sales in an effort to create products and technologies demanded by the market. In 2003, the Company has budgeted to invest approximately US$8 million on research and development projects. A significant part of these funds is budgeted to be invested by the Onshore and Offshore business segment.

A table setting out the allocation of budgeted investment in research and development in 2003 between the four main business segments is set out below:

Business segment	Budgeted of investment in 2003 (in US$)
Onshore and Offshore	US$4,530,000
MINEQ	US$1,560,000
NPPEQ	US$939,000
STEEL	US$133,800
Other	US$768,400
Total	US$7,931,200

Specific recent research and development initiatives include:

- in the Onshore and Offshore business segment, the development of offshore drilling machinery, including platform design and drilling tools;
- in the MINEQ business segment, the development of quarry shovels with increased bucket capacity; and
- in the NPPEQ business segment, design of spent nuclear fuel transportation containers and development of a new generation of light water nuclear reactors.

A breakdown of the Company's investment in research and development by geographic region is set out below:

	Onshore and Offshore	MINEQ	NPPEQ	STEEL	OTHER
Moscow	42%	–	–	–	–
Ekaterinburg	41%	60%	40%	30%	63%
St. Petersburg	–	40%	60%	70%	25%
Perm	11.5%	–	–	–	–
Nizhny Novgorod	1.5%	–	–	–	12%
Sevastopol, Ukraine	4%	–	–	–	–
	100%	100%	100%	100%	100%

All of the Company's investment in research and development is from internally generated revenues.

FINANCING

Short-term bank facilities

The Company has three principal sources of short-term liquidity:

- existing cash at significant subsidiaries, which at 1 September 2003 totalled US$21.46 million (of which US$11.4 million was denominated in foreign currency);
- cash generated by operations; and
- short-term borrowings under credit facilities.

As at 1 September 2003, being the last practicable date prior to the date of these Listing Particulars, the Company had the following US dollar denominated short-term credit lines in place:

Bank	1 September 2003
International Moscow Bank	US$10,550,341
Promtorgbank	US$5,000,000
Gazprombank	US$4,000,000
East Mediterranean Trading Ltd	US$2,500,000
Promstroibank	US$1,000,000
Citibank Bucharest	US$465,070
Total	US$23,515,411

As at 1 September 2003, being the last practicable date prior to the date of these Listing Particulars, the Company had the following rouble denominated short-term credit lines in place:

Bank	1 September 2003
Sberbank	US$38,182,056
Gazprombank	US$9,459,343
Alfa-Bank	US$6,209,103
Menatep Bank	US$2,013,077
Promtorgbank	US$1,340,413
MDM Bank	US$819,575
Vneshtorgbank	US$163,915
Total	US$58,187,482

As at 1 September 2003, being the last practicable date prior to the date of these Listing Particulars, the Company had the following Romanian lei short-term credit lines in place:

Bank	1 September 2003
BCR FIENI (Romania)	US$329,950
BCR Targoviste (Romania)	US$211,130
Total	US$541,080

Security

As at 1 September 2003 being the last practicable date prior to the date of these Listing Particulars:

- Alfa Bank loans received by Izhorskiye Zavody and SpecStal for approximately US$6.2 million were secured by a guarantee of the Parent Company and, in respect of the loan to Izhorskie Zavody, a guarantee of Komplekt AtomIzhora and, in respect of the loan to SpecStal, a surety of Izhorskiye Zavody. In addition, both Alfa Bank loans were secured by a pledge of certain goods.

- Loans of approximately US$25.23 million from Sberbank were secured by the Company's plant and equipment and finished goods. Loans of approximately US$12.95 million from Sberbank were secured by the Company's equipment, finished goods and sureties of the Parent Company and Izhorskiye Zavody.

- Gazprombank rouble loans were secured by the Company's plant and equipment, approximately 50% of which were also pledged under Sberbank loans. Gazprombank's US dollar loan was secured by a pledge of contract sales proceeds and sureties of the Parent Company, OOO OMZ and Izhorskiye Zavody.

- The Vneshtorgbank rouble loan was secured by finished goods of Uralmash with carrying amount of approximately US$0.2 million.

- The Promstroibank loan was secured by finished goods with carrying amount of approximately US$3.0 million and sureties of the Parent Company and Izhorskiye Zavody.
- International Moscow Bank loans were secured by a pledge of goods and guaranteed by the Parent Company and Izhorskiye Zavody.
- Promtorgbank loans were secured by goods, equipment and sureties of the Parent Company and a pledge of finished goods of Uralmash.
- MDM Bank loans were secured by goods and a surety of the Parent Company.
- The Citibank loan was secured by a pledge of certain equipment.
- The Menatep loan was secured by a pledge of goods and surety of the Parent Company.
- The loan from East Mediterranean Trading Limited was secured by a standby letter of credit issued by Doveritelny Investitziony Bank. The letter of credit in turn was secured by sureties of Uralmash and the Parent Company and a pledge of a bill of credit issued by the borrowing entity within the Group.

In October 2002, Alfa Bank extended the maximum limit of the Company's revolving credit line facility from US$29 million to US$75 million.

In November 2002, the Company finalised negotiations on a US$6 million short-term secured loan from Raiffeisen Bank to replace one of its domestic bank credit lines. This loan was repaid in March 2003.

In addition, Sberbank granted a credit line to the Company of approximately US$103 million in June 2003 and in August 2003, Citibank Moscow granted a credit line to the Company of approximately US$1,500,000.

The following table sets out the outstanding short-term loans of the Company as at 1 September 2003 that fall due in 2003 and 2004:

Year	Aggregate amount of short-term debt maturing
2003	US$25,381,761
2004	US$56,862,212
Total short-term debt	US$82,243,973

Non-Convertible Bonds

On 12 April 2001, the Parent Company issued a first tranche of 280,000 bonds with a nominal value of 1,000 roubles per bond, due to mature 720 days from the date of issue guaranteed for a total amount of US$11,982,000 by Izhorskiye Zavody for the payment of principal and interest. The entire bond issue was purchased by OOO Russian Funds, an underwriter, for US$9,596,000, net of issuance costs of US$93,000. Interest accrued on the bonds at a fixed rate of 18% per annum with the interest payable twice a year. As at 31 December 2002, the Company had repurchased 149,614 of these bonds. Of these bonds, 109,788 were repurchased in 2001 for a token cash consideration of US$360,000 plus the assets of OOO Tube Works compared with a face value of US$3,462,000. By 31 December 2002, 39,826 additional bonds were purchased from third parties for US$1,370,000. On 2 April 2003, the first tranche was fully redeemed.

On 6 September 2001, the Parent Company issued a second tranche of 390,000 bonds with a nominal value of 1,000 roubles per bond due to mature 900 days from the date of issue. The entire bond issue was sold at auction, for US$13,227,000, net of issuance costs of US$16,000. The bonds bear interest at a variable rate determined by the board of directors with interest payable twice a year. Interest on the first, second, third, fourth and fifth coupons accrued at a rate of 20.85%, 20.50%, 18.10%, 16.50% and 16.50% per annum, respectively.

On 4 October 2001, the Parent Company issued a third tranche of 390,000 bonds with a nominal value of 1,000 roubles per bond due to mature 900 days from the date of issue. The entire bond issue was sold at auction for US$13,213,000, net of issuance costs of US$16,000. The bonds bear interest at a variable rate determined by the board of directors with interest payable twice a year. Interest on the first, second, third, fourth and fifth coupons accrued at a rate of 20.85%, 20.15%, 18.50%, 14.00% and 13% per annum, respectively. On 7 March 2003, the Parent Company issued an irrevocable offer for early redemption of the bonds that may be exercised by holders on 25 September 2003 at par plus accrued interest. Also in March 2003, the Parent Company issued a fourth tranche of 900,000 bonds with a nominal value of 1,000 roubles per bond. The entire bond issue was sold at auction for US$28,200,000, net of issuance costs of US$290,000. The bonds have a six year maturity, pay semi-annual coupons and feature an auction rate re-set mechanism. The bonds are redeemable at the option of the holders in September 2004 and August 2006 at par. Interest on the first three coupons accrues at a rate of at 13% per annum.

The repayment of principal of the bonds issued on 6 September 2001 and 4 October 2001 is guaranteed for a total amount of US$24,544,000 by Uralmash.

As at 1 September 2003, the Company had US$2,669,390 of accrued interest payable in respect of its rouble denominated bonds.

All of the bonds are traded on MICEX and RTS in Moscow with the exception of the fourth tranche. The Parent Company anticipates the fourth tranche will commence trading on the RTS during October 2003. The bonds are not convertible into the share capital of the Parent Company and holders of the Parent Company's bonds are not entitled to any additional rights or preferences.

Other accounts payable

As at 31 December 1999, Izhorskiye Zavody owed Lentransgaz approximately US$9.6 million in the form of notes for the supply of gas. Subsequently, Izhorskiye Zavody signed restructuring agreements with Lentransgaz to repay its accounts in instalments until 2003. The notes are rouble-denominated and interest-free. US$6,667,000 of such notes are payable through supplies of finished goods manufactured by Izhorskiye Zavody until 31 December 2003, with the remaining balance payable in cash over the same period. In 2002 and 2001, Izhorskiye Zavody repaid US$3,251,000 and US$1,508,000, respectively, to Lentransgaz. As at 1 September 2003, Izhorskiye Zavody owed approximately US$105,000 to Lentransgaz.

As at 1 September 2003, the Company owed Vneshtorgbank US$36.8 million in connection with the Company's order for a diesel submarine for the Chinese Navy through Rosoboronexport. Pursuant to an arrangement with Vneshtorgbank, Vneshtorgbank issued a guarantee to the Chinese Ministry of Defence in respect of Rosoboronexport's performance bond which was issued as a result of advance payments made to the Company through Rosoboronexport. Due to a statutory requirement that significant bank guarantees are collateralised, the Company provided Vneshtorgbank with promissory notes issued by Vneshtorgbank and purchased by the Company with funds advanced to the Company by Vneshtorgbank by way of an unsecured loan of US$36.8 million. The promissory notes and the unsecured notes are of the same maturity and interest accrues at the same rate.

The Parent Company expects that the Company will offset the promissory notes against the loan on the relevant payment dates.

Long-term debt

As at 1 September 2003, the long-term debt of the Company consisted of the following:

	1 September 2003
Rouble denominated bonds	US$55,075,467
ING-Bank N.V.*	US$30,000,000
Rurkela (Ministry of Finance)	US$2,639,000
Alfa Bank	US$2,269,000
Bhilai (Ministry of Finance)	US$1,312,000
Uraltransportbank	US$891,818
Total	US$92,187,285

* Credit linked notes

In November 2002, the Parent Company obtained a US$30 million loan in the form of credit linked notes structured by the London branch of ING-Bank N.V. The loan bears interest at a rate of 11.25% per annum, payable semi-annually. The principal of the loan is repayable on 15 November 2004. Alfa Bank and Vneshtorgbank acted as arrangers and underwriters of the credit linked notes.

In April 2002, Uralmash obtained a Euro-denominated loan from Uraltransportbank for the purchase of foreign metallurgical equipment. The loan bears interest at a rate of 7.25% per annum and is repayable on 1 April 2006. The loan is secured by the underlying foreign equipment.

In September 2002, the Company obtained a US dollar denominated credit line from Alfa Bank for the purchase of certain equipment. Interest accrues at a rate of 7.7% per annum on amounts drawn under the facility and the facility terminates on 17 March 2006.

In May 1993, Uralmash obtained a loan of US$2,910,000 from the Ministry of Finance of the Russian Federation for delivery of equipment for the plant in Rurkela, India under an agreement between Uralmash and Steel Authority of India, Ltd. The loan bears interest at 10% annually and repayment is due to be completed in full by July 2005. The loan is secured on Uralmash's right to receive payments under an agreement between Uralmash and the Steel Authority of India, Ltd. on delivery of equipment to Rurkela Metallurgical Plant in India. The Ministry of Finance has the right to withhold the amount of indebtedness from Uralmash's assets or from Uralmash's bank accounts.

In November 1993, Uralmash obtained a further loan of US$4,335,000 from the Ministry of Finance of the Russian Federation for delivery of equipment to Bhilai Metallurgical Plant in India. The loan bears interest at 12% annually and repayment of the loan was scheduled to be effected in full by April 1995. However, as at 31 December 2002, the loan remained outstanding. The loan is secured on Uralmash's right to receive payments under an agreement between Uralmash and Tyazhpromexport on delivery of equipment to Bhilai Metallurgical Plant. The Ministry of Finance of the Russian Federation has the right to withhold the amount of indebtedness from Uralmash's bank accounts or from Uralmash's assets. As at the date of these Listing Particulars, no action has been taken by the Ministry of Finance of the Russian Federation to obtain immediate repayment.

As at 1 September 2003, the Company's other long-term debt consisted primarily of a long-term liability for the rent of land of Izhorskiye Zavody and miscellaneous long-term promissory notes.

The aggregate maturities of the Company's long-term debt as at 1 September 2003, being the last practicable date prior to the date of these Listing Particulars, is set out in the following table:

Year	Aggregate amount of debt maturing
2003	US$1,312,000
2004	US$55,570,752
2005	US$2,639,000
2006	US$3,160,818
2007	–
2008	–
2009	US$29,504,715
Total	US$92,187,285

ENVIRONMENT

The operations of the Company are subject to a number of environmental laws and regulations in Russian and each of the other countries in which the Company operates. These laws govern, among other things, air emissions, wastewater discharges and discharges into the sea, the use, handling and disposal of hazardous substances and wastes, soil and groundwater contamination and employee health and safety.

The Company has undertaken significant efforts to comply with environmental regulations. However, additional financial reserves or compliance expenditures could be required in the future due to changes in law, new information on environmental conditions or other unforeseen events, and these expenditures could have a material adverse effect on the financial condition or results of operations of the Company. In addition, if Romania is admitted to the European Union, then the UPET plant which produces mobile and offshore rigs and multi-purpose metal valves would become subject to stricter environmental laws and regulations, which could have a material adverse effect on its operations.

As most of the Company's operations are in heavy industries characterised with relatively high pollution levels and requiring substantial efforts to minimise any negative impact on the environment, the Company has adopted a comprehensive long-term environmental policy focused on developing and implementing socially responsible business practices across all of the Company's four business segments.

The short-term goal of this policy is to shut down the most polluting manufacturing assets and move to more environmentally friendly production technologies. In 2001, the Company phased out a number of heavily polluting assets including all of the remaining open-hearth steel furnaces operated by Izhorskiye Zavody and Uralmash. According to internal estimates, these closures have helped the Company to reduce its output of waste and pollution, removing from the annual production cycle approximately 32,500 tonnes of carboxide gas, approximately 400 tonnes of dust and approximately 108 tonnes of nitroxides.

Another component of the Company's environmental policy is investing in new, and upgrading existing, waste recycling and refining facilities across the Company. In addition, the Company works closely with local governments to ensure its environmental policies and pollution levels are in line with sanitary and other guidelines established by local governments and other regulators.

RELATED PARTY TRANSACTIONS

The Parent Company and its subsidiaries, as part of their normal business, enter into transactions with related parties which form part of the unconsolidated group of companies controlled by the same individual and corporate interests and directors. Such transactions relate primarily to short-term financing of operating activities in the form of transfers of promissory notes and the trading of marketable securities and promissory notes, as well as acquisitions of ownership interests in other entities. In addition, certain entities act as agents to receive cash on behalf of subsidiaries. These related party transactions may not be carried out on arm's length terms. The promissory notes issued to or received from other related parties may be illiquid outside

of the unconsolidated group of entities and are solely used as a settlement instrument among entities within such group.

During 2003, 2002, 2001 and 2000, the Company entered into a number of significant transactions with the following shareholders or companies over which the Parent Company, its subsidiaries or its shareholders have direct or indirect control:

- Promtorgbank, incorporated in Russia in which the Company holds a 14.9% interest;
- OAO Industrial Group NIPEK-Bioprocess, incorporated in Russia;
- ZAO Neftyanoi Investitsionnyi Dom, incorporated in Russia;
- OOO Noviye Vozmozhnosti, incorporated in Russia;
- OOO NizhTyazhMash, incorporated in Russia;
- OOO Machinery Engineering, incorporated in Russia;
- ZAO Atomkomplekt Postavka, incorporated in Russia;
- OOO Resource, incorporated in Russia;
- Speed Arrow Limited, incorporated in Cyprus;
- Allbrand Services Limited, incorporated in Cyprus;
- Ventor Limited, incorporated in Turks and Caicos Isles;
- BioLink Technologies International, Inc., incorporated in the United States;
- Lotterby Limited, incorporated in the British Virgin Islands;
- AEE, incorporated in Russia; and
- ASE, incorporated in Russia.

During 2000, the Company purchased 10% of the issued share capital of Krasnoe Sormovo shares for US$9,000 from Noviye Vozmozhnosti and 4.1% of the issued share capital of Krasnoe Sormovo from Neftyanoi Investitsionnyi Dom for US$984,000.

During 2001, the Company generated income of US$5,236,000 and US$1,234,000 from securities trading and sales of certain assets through OOO NizhTyazhMash and OOO Machinery Engineering, respectively. Both entities are registered taxpayers in the Russian Federation with tax holidays.

In 2001, the Company paid a fee of US$36,000 to Ventor Limited and Allbrand Services Limited in relation to the sale of OOO Tube Works on behalf of the Company.

Amounts due from related parties

Below is a summary of short-term amounts due from related parties as at 1 September 2003, 31 December 2002, 2001 and 2000:

	2003 (1 September)	2002 (31 December)	2001 (31 December)	2000 (31 December)
Promtorgbank	US$3,434,000	US$172,000	US$8,781,000	US$13,361,000
Lotterby Limited	US$1,226,378	US$1,174,000	–	–
Speed Arrow Limited	–	–	US$2,688,000	–
OOO Resource	US$108,000	US$857,000	US$868,000	–
BioLink*	–	US$347,000	–	–
ASE	US$13,393,000	–	–	–
Management	–	US$20,000	–	–
Other	–	US$348,000	US$217,000	–
Total due from related parties	US$18,161,378	US$2,918,000	US$12,554,000	US$13,361,000

* For the purposes of the above, BioLink is not considered to be a related party following the acquisition of a controlling stake by the Company in BioLink in June 2003.

As at 31 December 2000, the Company was owed US$5,920,000 in respect of certain short term loans due from Promtorgbank maturing during 2001 and US$7,441,000 in respect of certain promissory notes issued by Promtorgbank. As at 31 December 2001 the Company was owed a further US$8,303,000 in respect of other of promissory notes issued by Promtorgbank, US$462,000 in respect of Promtorgbank's liabilities for certain third-party promissory notes and US$16,000 in respect of certain other receivables. As at 31 December 2002, the Company was owed US$172,000 in respect of certain promissory notes issued by Promtorgbank. In 2001, the Company recorded US$675,000 and US$170,000 of interest income in relation to the Promtorgbank promissory notes and loans, respectively and in 2002 the Company recorded US$119,000 of interest income on the Promtorgbank promissory notes. As at 1 September 2003, the Company was owed US$2,434,000 in respect of promissory notes issued by Promtorgbank and US$1 million in respect of a deposit account.

As at 31 December 2001, the Company was owed US$2,688,000 by Speed Arrow Ltd. pursuant to a loan granted by United Heavy B.V. The loan was repaid in full during 2002. As at 31 December 2002, the amount owed to the Company by Lotterby Limited of US$1,174,000 represented its obligations to the Company related to the Company's repayment of a loan granted by Speed Arrow to Lotterby Limited. As at 1 September 2003, the amount owed to the Company was US$1,226,378.

During the course of 2001, OOO Resource, acting under the operational control of the management of Izhorskiye Zavody, acted as a collection agent on Izhorskiye Zavody's behalf. As at 31 December 2002 and 2001, the amounts due from OOO Resource comprised of US$857,000 and US$868,000, respectively, in respect of certain promissory notes issued by the Company's debtors. In 2002, OOO Resource ceased to act as collection agent for the Company but now acts for the Company for settlements with suppliers. As at 1 September 2003, the amount owed to the Company was US$108,000.

The amount owed to the Company by BioLink Technologies International Inc. was in respect of certain promissory notes maturing in 2002.

As at 1 September 2003, the amount due from ASE of US$13,393,000 was in respect of a receivable for dispatched nuclear power plant equipment.

Amounts due from management as at 31 December 2002 were in respect of short-term loans granted by the Company to its managerial employees.

As at 1 September 2003, 31 December 2002, 2001 and 2000, amounts due from related parties in respect of long-term liabilities consisted of the following:

	2003 (1 September)	2002 (31 December)	2001 (31 December)	2000 (31 December)
Promtorgbank – trust fund, principal	US$671,000	US$619,000	US$5,756,000	US$10,899,000
Promtorgbank – trust fund, interest	US$1,636,000	US$1,570,000	US$1,545,000	US$1,131,000
Promtorgbank – long-term deposits	–	–	–	US$6,428,000
Promtorgbank – promissory notes	–	US$40,000	–	–
ASE	US$12,105,000	-	–	–
Other	–	US$145,000	–	–
Total due from related parties – long-term	US$14,412,000	US$2,374,000	US$7,301,000	US$18,458,000

As at 1 September 2003, the Company was owed approximately US$2.3 million by Promtorgbank in respect of a trust fund comprising cash deposited by the Company in Promtorgbank for a five year period commencing on 5 April 2000 and bearing interest at a rate of 10% per annum. Interest is payable by Promtorgbank to the Company upon the repayment of the principal amount. In 2002 and 2001, the interest income on the trust fund amounted to approximately US$150,000 and US$1 million, respectively.

As at 1 September 2003, the amount due to the Company from ASE represented long-term receivables for dispatched nuclear power plant equipment.

Amounts due by the Company to related parties

Amounts due by the Company to related parties consisted mainly of advances received from ASE and AEE for nuclear power plant equipment amounting to approximately US$75 million and loans granted to the Company by Promtorgbank. The total amount due by the Company to related parties amounted to approximately US$82 million as at 1 September 2003.

As at 1 September 2003, amounts due by the Company to Promtorgbank totalled US$7,502,611 included:

- Short-term loans of US$6,830,611;
- US$162,000 in respect of certain information and telecommunication services; and
- US$510,000 for liabilities for charges.

The loans are denominated in roubles, bear interest from 11% to 23% and are due to mature in 2003 and 2004. On 25 March 2003, the Company repaid US$224,000 to Promtorgbank. For the period from 1 January 2003 to 1 September 2003, interest expenses amounted to US$442,000.

Of the amounts owed by the Company to Promtorgbank as at 31 December 2001, a short-term loan of US$1,158,000 was denominated in roubles, bore interest at an annual rate of 12% and matured on 16 July 2002 and a long-term loan of US$3,000,000 was denominated in US dollars, bore interest at an annual rate of 5% and matured on 8 January 2003. The long-term loan was fully repaid on 14 May 2002.

As at 31 December 2002 and 2001, the Company owed liabilities to ZAO Neftyanoi Investitsionnyi Dom relating to the Company's purchase of shares in OAO IMZ Ural through ZAO Neftyanoi Investitsionnyi Dom. In February 2003, the Company fully repaid its liabilities to Neftyanoi Investitsionnyi Dom.

In 2001, the Company issued loans to, and borrowed funds from, OOO Machinery Engineering. The interest expense and interest income on these loans amounted to US$783,000 and US$166,000 respectively. As at 31 December 2001, these loans had been fully repaid.

LITIGATION

Tax penalties

Izhorskiye Zavody

On 10 March 2000, Izhorskiye Zavody signed a restructuring agreement with the state budget to repay its overdue taxes of approximately US$4 million over the period from 2000 to 2006 and tax penalties of approximately US$3.5 million over the period from 2006 to 2010. These restructured tax obligations bear interest at one tenth of the Central Bank of Russia ("**CBR**") rate (which was approximately 55% per annum as of the restructuring date). During the years ended 31 December 2002, 2001 and 2000, Izhorskiye Zavody paid approximately US$3 million, US$801,000 and US$417,000 of overdue taxes and tax penalties, respectively.

On 27 December 2001, Izhorskiye Zavody signed another restructuring agreement with the state social non-budget funds to repay its overdue social taxes and related penalties of approximately US$30.3 million over the period from 2002 to 2006. In April 2002, the government of the Russian Federation issued Decree No. 251 dated 18 April 2002 providing that all entities involved in the production of military equipment under government defence orders during the period from 1994 to 1999 would be entitled to full forgiveness of penalties accrued up to 1 January 2002. As a result, in 2002 approximately US$21.7 million of the US$30.3 million restructured taxes and penalties were forgiven. In addition, approximately US$3 million of the restructured taxes and penalties were repaid. As at 31 December 2002, Izhorskiye Zavody had approximately US$8.7 million of remaining restructured taxes and tax penalties.

During 2003, Izhorskiye Zavody repaid approximately US$0.97 million of restructured taxes and tax penalties. As at 1 September 2003, Izhorskiye Zavody had approximately US$7.73 million of remaining restructured tax liabilities including US$0.7 million of tax penalties, which are not subject to further write-off.

UPET

As at 31 December 2002, UPET had restructured approximately US$1.9 million of taxes and tax related penalties due to the Romanian Ministry of Public Finance over the period to August 2006. UPET's restructured tax obligations bear interest at 0.06% per day and in the event that UPET does not comply with the agreed schedule of payments, it may also become liable to pay additional accruals of US$747,000 which had previously been forgiven by the Romanian tax authorities.

As at 1 September 2003, UPET had approximately US$1.65 million of outstanding restructured taxes and tax penalties due to the Romanian Ministry of Public Finance, including US$700,000 of penalties which are capable of being written-off provided that UPET complies with the agreed schedule of repayment.

Uralmash

On 18 September 2000, Uralmash signed a restructuring agreement with the state and local budgets to repay its overdue taxes of approximately US$14 million over the period from 2001 to 2010 and tax penalties of approximately US$9 million over the period from 2001 to 2010. These restructured tax obligations bear interest at one tenth of the CBR rate (which was approximately 28% per annum as of the restructuring date). During 2002, Uralmash signed two further restructuring agreements for:

- repayment of its overdue road-users' tax of approximately US$3 million over the period from 2002 to 2006 and related penalties of approximately US$1.7 million during the period from 2006 to 2010; and

- repayment of 15% (or approximately US$850,000) of the total penalties accrued for social taxes of approximately US$5.6 million over the period from 2003 to 2006.

Under the terms of the restructuring agreements, provided that Uralmash makes all of its payments under the restructuring agreements on time, 85% of the social taxes penalties will be fully forgiven by the Russian government. During the years ended 31 December 2002, 2001 and 2002, Uralmash paid approximately US$2.7 million, US$4.5 million and US$0.5 million, respectively, of overdue taxes.

As at 31 December 2002 the outstanding restructured tax liabilities of Uralmash amounted to US$26.7million. During 2003 Uralmash repaid US$1.4 million of restructured tax liabilities. As at 1 September 2003 Uralmash's total outstanding tax liabilities were reduced to US$25.3 million, including US$9.7 million of penalties due to the federal budget, US$0.4 million of penalties due to the municipal budget, US$0.3 million of penalties due to the regional budget, US$1.76 million of penalties under the road users' tax and US$5.7 million of penalties due to non-budgetary funds.

Pursuant to the Decree No. 1002 dated 1 October 2001, provided Uralmash makes all of its payments under its respective restructuring agreements ahead of schedule, the tax penalties due to the federal budget of US$9.7 million may be fully or partially forgiven by the Russian government as follows:

- 50% of the applicable penalties will be forgiven if Uralmash pays 50% of the principal due within two years of the relevant restructuring date; and

- 100% of the applicable penalties will be forgiven if Uralmash pays 100% of the principal due within four years of the relevant restructuring date.

If Uralmash makes all of its payments to the non-budgetary funds under the restructuring agreements on the due dates for payments, 85% of the social taxes penalties of US$4.85 million will be fully forgiven by the Russian government.

As at the date of these Listing Particulars, there is no legislation regulating the reduction of tax liabilities relating to the road users' tax.

Other subsidiaries

As at 31 December 2002, Pavlovsky Machinery Plant, Nizhegorodskiy Teplokhod and certain other Russian subsidiaries within the Group had approximately US$2.1 million of remaining taxes and related tax penalties restructured under similar conditions as those applied to Uralmash and Izhorskiye Zavody over the period from 2002 to 2009.

During 2003, US$0.6 million of restructured tax liabilities were repaid and written-off. As at 1 September 2003, Pavlovsky Machinery Plant had fully discharged its restructured tax liabilities.

As at 1 September 2003 the remaining restructured tax liabilities due by other companies within the Group amounted to US$1.5 million, including US$0.8 million of penalties due to the federal budget.

As with Uralmash, between 50% to 100% of these penalties due to the federal budget may be written-off depending on the timely repayment of the tax liabilities.

Social tax penalties

Following Decree No. 251 dated 18 April 2002, which provided that all of the subsidiaries within the Group involved in the production of military equipment pursuant to orders for the Russian government during the period from 1994 to 1999 would be entitled to full forgiveness of penalties accrued to 1 January 2002, the Company's penalties in relation to its pension fund were fully written off.

Other litigation

Save as set out in the sections headed "*The Company – Litigation – Tax penalties*" and "*The Company – Litigation – Social tax penalties*" above, there are no, and have not been any, legal or arbitration proceedings, including any which are pending or threatened, of the which the Parent Company is aware, which may have, or have had during the twelve months prior to the date of these Listing Particulars, a significant effect on the financial position of the Parent Company and its subsidiaries.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

Board of directors

The current composition of the board of directors of the Parent Company is as follows:

Name	Position	Age	Date initially appointed	Date Current term expires	Number of Shares held	Percentage of total issued Shares	Number of non-voting preference shares held	Percentage of total issued non-voting preference shares
Kakha Bendookidze	Executive Director and Chief Executive Officer	47	3 February 1997	29 June 2004	9,167,744	25.93%	932,240	33.9%
Michael Kosolapov	Executive Director and Deputy Chief Executive Officer	31	28 June 2001	29 June 2004	131,000	0.37%	–	–
Alan Kazbekov	Non–executive Director	41	3 February 1997	29 June 2004	3,207,440	9.07%	310,747	11.3%
Rodric Braithwaite	Independent Director	71	26 June 2002[1]	29 June 2004	–	–	–	–
Horst Wiesinger	Independent Director	63	26 June 2002	29 June 2004	–	–	–	–
Seppo Remes	Independent Director	48	26 June 2002	29 June 2004	–	–	–	–
Marc Winer	Independent Director	57	25 June 1998	29 June 2004	–	–	–	

1. Rodric Braithwaite was initially appointed for a 12 month term on 25 June 1998 and was reappointed to the board of directors of the Parent Company on 26 June 2002.

The principal address of Kakha Bendookidze, Michael Kosolapov, Alan Kazbekov and Rodric Braithwaite is 25 Ermolaevsky Per., Moscow 123379, Russia.

The principal address of Horst Wiesinger is Horst Wiesinger Consulting GmbH, Strasserau 6, 4020, Linz, Austria.

The principal address of Seppo Remes is Vostok Nafta Investment Ltd., 5 Pervy Smolensky Pereulok, building 1, office 1, fl. 1, Moscow 121099, Russia.

The principal address of Marc Winer is M. Winer International Ltd., 21 Trevor Place, London SW7 1LB, England.

Kakha Bendookidze, Executive Director and Chief Executive Officer

Kakha Bendookidze launched his business career in 1990 and was actively involved in reshaping the Russian industry throughout the 1990s. He was one of the architects of the consolidation of the Russian engineering sector that resulted in the creation of the Parent Company in 1996. Mr. Bendookidze is the Parent Company's largest single shareholder and has been its Chief Executive Officer and a member of the board of directors since its incorporation.

In addition to his corporate responsibilities, Mr. Bendookidze is actively involved in public service as a vice-president of the Russian Union of Industrialists and Entrepreneurs and the chairman of the union's Tax and Budget Policy Committee. Mr. Bendookidze also holds the post of first vice-president of the Russian Association of Engineering Industries.

Mr. Bendookidze is a graduate of the Tbilisi University, Georgia and holds a post-graduate degree in Molecular Biology from the Lomonosov Moscow State University.

Rodric Braithwaite, Independent Director

Based in London, Rodric Braithwaite was formerly a member of the British Foreign Service. He served twice in Moscow, first in the 1960s and then as Ambassador from 1988 to 1992. Previously, Mr. Braithwaite was a member of the Advisory Board of Sirocco Aerospace and a senior advisor at Deutsche Bank AG London. His current positions include the Chairmanship of the Advisory Board of the Moscow School for Political Research.

Horst Wiesinger, Independent Director

Dr. Wiesinger served as President of Voest-Alpine Industrieanlagenbau between 1995 and 1999. He was Deputy Chairman of VA Technologie AG between 1999 and 2001. Currently Mr. Wiesinger is a Managing Director of Horst Wiesinger Consulting GmbH.

Mr. Wiesinger holds a doctorate from the Leoben University and has an extensive engineering industry background.

Alan Kazbekov, Non-executive director

Based in Moscow and a long time business partner of Mr. Bendookidze, Mr. Kazbekov was actively involved in the creation and ongoing evolution of the Company. Mr. Kazbekov served as Chief Executive Officer of the Moscow based investment company BioProcess prior to joining the Parent Company's board of directors in 1997 and becoming the Chief Operating Officer of the Company in 2000. Since June 2003 Mr. Kazbekov has been a non-executive director of the Parent Company.

Mr. Kazbekov is a graduate of the Moscow Institute for Railways Engineering.

Michael Kosolapov, Executive Director and Deputy Chief Executive Officer

Prior to joining the Company in 1999 as its Chief Financial Officer, Mr. Kosolapov served as Deputy General Director of another Russian public company, OAO Vostoksibugol. In 2001 Mr. Kosolapov joined the board of directors of the Parent Company as an executive director and in 2003 became a Deputy Chief Executive Officer of the Company and Head of the Onshore and Offshore business segment.

Mr. Kosolapov is a graduate of the Economics Department of the Lomonosov Moscow State University.

Seppo Remes, Independent Director

Currently Mr. Remes serves at Vostok Nafta Investment Ltd. as the executive director for Russia. Mr. Remes is a member of the board of RAO UES and, in addition to serving as the chairman of its Audit Committee, he is the deputy chairman of its Restructuring and Strategy Committee and the deputy chairman of its Valuation Committee. Prior to joining the Parent Company's board of directors in 2002, Mr. Remes served as Chairman of the Finnish Entrepreneurs' Association in Moscow and served for nine years as corporate vice president, Russian Affairs and head of Neste/Fortum office in Moscow. Mr. Remes has been the Chairman of the Board of the European Business Club (EBC) in the Russian Federation for five years.

Mr. Remes graduated from Oulu University (Finland) and holds the Decree of Licenciate from Turku School of Economics and Business Administration (Finland).

Marc Winer, Independent Director

Mr. Winer is currently the president of Winer Wolff Ltd., London. Before joining the Parent Company's board of directors in 1997, Mr. Winer held senior executive positions in the McDonalds Company serving as the Manager of Moscow-McDonald's and McDonald's Russia and as the Vice President

of McDonald's Restaurants of Canada between 1989 and 1997. Prior to that, Mr. Winer was the Region Manager for USSR and Bulgaria at the Coca-Cola Company.

Mr. Winer is a graduate of the Indiana State University in the United States.

Compensation of Directors

The following paragraphs set out the total aggregate of the remuneration paid and benefits in kind granted to the directors of the Parent Company by any member of the Group during the year ended 31 December 2002.

The remuneration paid to the directors of the Parent Company is determined in respect of the period from one annual general meeting to the next. The annual general meeting of the Parent Company was held on 26 June in 2002 and on 30 June in 2003. On a pro rata basis, during the year ended 31 December 2002, the aggregate compensation paid to the directors of the Parent Company was approximately RR3,734,265. In addition, each director who was a member of the board of directors as at 28 June 2001 had an option to purchase up to 1,000 Shares for US$3.66 per Share as part of the remuneration approved at the annual general meeting of the Parent Company on 28 June 2001 and each of the directors who was a member of the board of directors as at 26 June 2002 has an option to purchase up to 10,000 Shares for US$5.17 per Share which was approved at the annual general meeting of the Parent Company on 26 June 2002. All of the share options approved in 2001 were exercised in March 2003 whilst the share options approved in 2002 are capable of being exercised between 30 September 2003 and 31 December 2003.

In addition, three members of the board of directors, Mr. Bendookize, Mr. Kazbekov and Mr. Kosolapov, received share options of 42,000, 42,000 and 40,000 Shares, respectively, each at RR3.2 per Share. These share options were reflected in the Parent Company's consolidated financial statements for the year ended 31 December 2002 as a cost of US$719,200.

No Group company has any outstanding loans to any of the directors of the Parent Company or senior management of the Company. As at 1 September 2003, the Company had provided guarantees in respect of certain members of senior management of up to US$68,000.

Interest of Directors

Interest in share capital

As at the date of these Listing Particulars, the members of the board of directors of the Parent Company hold direct and indirect interests in 35.37% of the ordinary share capital of the Parent Company. In addition, Mr. Bendookidze and Mr. Kazbekov hold directly and indirectly interests in 932,240 and 310,747, respectively, of the preference shares of the Parent Company. As at the date of these Listing Particulars, the management of the Company had received an approach from, and were in discussions with, one of the Parent Company's institutional shareholders to acquire for their own account up to 14.43% of the issued share capital of the Parent Company for approximately US$8 per Share held by the institutional shareholder. As at the date hereof, no legally binding commitment had been entered into in respect of the acquisition of such shares by the management of the Company.

Interest in transactions

Save for the acquisition by the Company of a 73% interest in Almaz from companies whose director or indirect shareholders included Mr. Kakha Bendookidze and Mr Alan Kazbekov, none of the directors of the Parent Company has any interest in any contract, arrangement or transaction entered into by the Parent Company which is or was unusual in its nature or conditions or significant in relation to the business of the Parent Company and its subsidiaries and which was effected during the current or immediately preceding financial year or was expected during an earlier financial year and remains in any respect outstanding or unperformed. For more information on the Company's acquisition of Almaz, see the section headed "*The Company – Onshore and Offshore – recent acquisitions*".

SENIOR MANAGEMENT

The key members of the senior management of the Company are:

Name	Position	Age
Sergey Lipsky	Chief Operating Officer, Deputy Chief Executive Officer and Acting Chief Financial Officer*	30
Igor Gorsky	Deputy Chief Executive Officer and Head of STEEL and non-core assets	32
Alexey Shavrov	Deputy Chief Executive Officer and Head of NPPEQ	32
Sergey Nikolaev	Deputy Chief Executive Officer and Head of Strategic Development and Capital Investment	39

* Mr. Lipsky is currently the Acting Chief Financial Officer of the Company whilst the Parent Company is in the process of recruiting a permanent Chief Financial Officer for the Company.

The principal address of the key members of the senior management of the Company is 25 Ermolaevsky Per., Moscow 123379, Russia.

Sergey Lipsky, Chief Operating Officer, Deputy Chief Executive Officer and Acting Chief Financial Officer

Mr. Lipsky started his career as an auditor at Coopers & Lybrand, St. Petersburg, in 1994 and later joined Uniland, a large distribution company, as a Chief Financial Officer. In 1999, Mr. Lipsky became the Chief Financial Officer of Technosila, a national electronics retail chain, and a year later was appointed as its Chief Executive Officer.

Mr. Lipsky is a graduate of the Economics department of the St. Petersburg State University. In 1994 he attended a one-year course in Banking and Finance at the London School of Economics.

Igor Gorsky, Deputy Chief Executive Officer and Head of STEEL

Prior to joining the Company in 2002, Mr. Gorsky was the President and member of the board of directors at the National Timber Company where he was responsible for strategy, operations and business development. Prior to that Mr. Gorsky worked at the Sputnik Fund and Deloitte & Touche in Moscow.

Mr. Gorsky holds a degree in Economics from the Lomonosov Moscow State University.

Alexey Shavrov, Deputy Chief Executive Officer and Head of NPPEQ

Mr. Shavrov has over 10 years of top-level managerial experience in multinational companies, such as Cargill and Oleina S.A./Cereol/Eridania-Beghin-Say and has worked in Central and Western Europe as well as in Asia. Prior to joining the Company, Mr. Shavrov was the General Manager for Unibrasco S.A. in Russia.

Mr. Shavrov holds an MA degree in International Economic Relations from the Moscow State University of International Relations.

Sergey Nikolaev, Deputy Chief Executive Officer and Head of Strategic Development and Capital Investment

Prior to joining the Company in 1998, Mr. Nikolaev was the chief economist, head of the financial planning department and deputy chairman of the executive board of Promtorgbank. Until 2002 Mr. Nikolaev was the head of the financial analysis department at the Company when he was appointed as a Deputy Chief Executive Officer. Presently, Mr. Nikolaev is in charge of strategic development and capital investment.

Mr. Nikolaev is a graduate of the Economics Department of the Lomonosov Moscow State University.

Corporate Governance

As part of its corporate governance policy, the Company has instituted the following practices:

- independent directors make up a majority of the directors on the board of directors of the Parent Company;
- the Company has established comprehensive policies on decision making and, among other mechanisms, has three committees of the board of directors of the Parent Company to review and approve critical business, financial or other decisions. Those committees are the Financial Committee, the Committee on Compensation and the Audit Committee. All three committees are chaired by independent directors; and
- at the Annual General Meeting of shareholders in June 2002, the Parent Company revised its statutory documents and is in full compliance with corporate governance practices in the Russian Federation. The Company has also developed a Corporate Governance Code which was approved by the board of directors of the Parent Company in the fourth quarter of 2002.

Management share ownership plan

In addition to the share options referred to in the section headed "*Directors, Senior Management and Employees – Compensation of Directors*", in December 2002, the board of directors of the Parent Company approved an executive stock option plan for its top executives as developed by the Parent Company's Committee on Compensation and reviewed by independent legal counsel.

Under the stock option plan 4 million Shares may be vested over the period from 2003 to 2005. Full vesting is conditional upon the Parent Company's share price reaching US$11 over the three year period ending 31 December 2005. The remaining details of the stock option plan have yet to be finalised and no executives have entered into a stock option agreement as at the date of these Listing Particulars.

The stock option plan is intended to assist the recruitment and retention of suitably qualified management necessary to lead the Company's ongoing corporate restructuring and business development.

EMPLOYEES

The Parent Company and its subsidiaries had 43,000, 40,800 and 43,900 employees as at 31 December 2002, 2001 and 2000, respectively. As at 30 June 2003, the Parent Company and its subsidiaries had 44,800 employees. Most aspects of the Company's business depend on the services of certain key individuals. The Company devotes considerable resources to recruiting, training and developing such individuals and has taken further steps to encourage such individuals to remain employed by the Company, including providing the opportunity for equity participation through the implementation of an employee share ownership programme. See the section headed "*The Company – Directors and Senior Management – Management Share Ownership Programme.*" While the Parent Company believes that it has been successful in securing the continued loyalty of its key employees, it is possible that in the future the Company may experience personnel changes and this could have an adverse impact of its profitability.

The following table shows the approximate number of employees at some of the key production facilities as at the dates indicated:

	As at 30 June	As at 31 December		
	2003	2002	2001	2000
Uralmash	5,831	7,118	14,125	16,370
Izhorskiye Zavody	9,350	9,306	14,028	16,624
Krasnoe Sormovo	6,179	6,743	8,170	8,039
ZSMK	800	1,100	1,455	1,246
Burovaya Tekhnika	1,491	1,493	1,530	1,256
SpecStal	5,223	5,044	–	–
Volgograd Shipbuilding Plant	3,337	–	–	–
Other	12,589	12,196	–	365
Total	44,800	43,000	40,800	43,900

Employees of each of the Parent Company's subsidiaries are covered by separate collective bargaining agreements with varying durations.

There have been no interruptions in the Parent Company's or its subsidiaries business during the past twelve months and the Parent Company considers relations with the Company's employees to be good.

DIVIDENDS AND DIVIDEND POLICY

SHARES

For the years ended 31 December 2000, 2001 and 2002 no dividends have been declared or paid in respect of the Shares.

On 19 December 2002 the board of directors of the Parent Company resolved not to declare any dividends in respect of the Shares for the years ending 31 December 2002, 2003 and 2004. In addition, the board resolved to apply any distributable reserves during this period towards investing in modernising and optimising the Company's manufacturing and service facilities as well as introducing a comprehensive management information system across all of its business segments.

The board of directors resolved to review this policy during the course of the year ending 31 December 2005.

PREFERENCE SHARES

The following table sets out the cash dividend announced and paid per preference share for the years ended 31 December 2002, 2001 and 2000:

	Year ended 31 December		
	2002	**2001**	**2000**
Cash dividend announced per preference share (in roubles)	0.012	0.012	0.012

Holders of the preference shares have the right to receive an annual fixed dividend of 12% of the par value of each preference share they hold. The par value of each preference share is ten kopeks. For the years ended 31 December 2000, 2001 and 2002, the Parent Company made total payments to holders of the preference shares of RR33,000 per annum.

DESCRIPTION OF THE SHARES

GENERAL

The following summarises material provisions of the Russian Federal Law on Joint Stock Companies and the Parent Company's charter.

RIGHTS OF THE HOLDERS OF SHARES

Each fully paid Share, except for treasury shares, gives its holder the right to:

- transfer shares without the consent of the Parent Company or other shareholders;
- receive dividends;
- participate in shareholders' meetings and vote on matters to be decided thereby;
- acquire shares by exercising pre-emptive rights that arise upon the issuance of new shares or placed by closed subscription;
- when increasing the charter capital, the Parent Company shall be required to follow the limitations established by Federal Law;
- upon the Parent Company's liquidation, receive a proportionate amount of the Parent Company's property after the fulfilment of the Parent Company's obligations and payments for repurchase of shares from shareholders that have the right to demand such repurchase, payments of declared but unpaid dividends on preferred stock and liquidation value of the preferred stock;
- have access to the Parent Company's documents as provided by the Federal Law on Joint Stock Companies and receive copies of such documents for a reasonable fee; and
- exercise any other rights granted to a holder of the Parent Company's Shares in the Parent Company's charter or under Russian law.

DIVIDENDS AND DIVIDENDS RIGHTS

The Parent Company may decide to pay interim or annual dividends (based on the quarterly or annual results, respectively). The board of directors recommends the amount of the interim and annual dividends to be paid to the shareholders of the Parent Company, who approve such interim or annual dividends by a majority vote at the extraordinary or annual shareholders' meeting, respectively. The amount of dividend approved at the shareholders' meeting may not be more than the amount recommended by the board of directors. Dividends are distributed to shareholders entitled to participate in the shareholders' meeting. When making recommendations about payment, and when paying dividends, the Parent Company is required to follow the limitations established by Federal Law.

Payment of dividends is made to the shareholder on record on the record date, based on a statement of account from the registrar. Dividends may be paid in cash or through wire transfer. Each shareholder must provide the Parent Company with its bank account details if it wishes to receive dividends through wire transfer. Dividends paid in cash and not claimed may be deposited by the Parent Company with a notary public. Dividends in cash not claimed within three years of the date of payment become barred by the statute of limitations. Although it would be contrary to the principles established by the Constitution of the Russian Federation, there is a risk that such dividends may be subject to mandatory payment to the Russian state treasury. There are no fixed dates on which entitlement to dividends arises in respect of the Shares or the preference shares.

The Federal Law on Joint Stock Companies provides that dividends may only be paid to shareholders out of net profits calculated under Russian accounting principles and as long as the following conditions are met:

- the share capital has been paid in full;
- the value of the Parent Company's net assets, minus the proposed dividend payment, is not less than, and would remain following the payment of dividends, not less than the sum of the share capital and reserve fund;
- the Parent Company has repurchased all shares from shareholders who have exercised their right to demand repurchase; and
- the Parent Company is not, and will not become as a result of the payment of dividends, insolvent.

SHARE CAPITAL INCREASE

The Parent Company may increase share capital by issuing new shares or by increasing the par value of the shares. Any decision to increase the share capital through the issuance of additional shares within the limits of the number of authorised shares shall be made by the board of directors, except when according to the Federal Joint Stock Companies, such a decision can be made only by general meeting of shareholders. A resolution of the Parent Company's board of directors to increase the charter capital by issuing additional shares shall be passed by a unanimous votes of all members of the Parent Company's board of directors.

Board of directors

When increasing share capital, the Parent Company shall be required to follow the limitations established by Federal Law. A decision to increase the Parent Company's share capital by increasing the nominal value of the Parent Company's shares requires a simple–majority vote of the shareholders at a shareholders' meeting.

The Federal Law on Joint Stock Companies requires newly issued shares to be sold at market value, except in the following limited circumstances:

- where existing shareholders exercise a pre-emptive right to purchase shares, not less than 90% of their market value or the price paid by third parties, or
- where fees up to 10% are paid to intermediaries, in which case the fees paid may be deducted from their price.

The market value may not be less than the nominal value of the shares. An independent appraiser is required to determine the value of any in-kind payments for new shares.

The Federal Commission on the Securities Market, under the power given to it by the Federal Law on the Securities Market, has issued detailed procedures for the registration and issue of shares of a joint stock company.

These procedures require:

- prior registration of a share issuance with the Federal Commission on the Securities Market;
- public disclosure of information relating to the share issuance; and
- following the placement of shares, registration and public disclosure of the results of the placement of shares.

CAPITAL DECREASE; SHARE BUY-BACKS

The Federal Law on Joint Stock Companies does not allow a company to reduce its share capital below the minimum share capital required by law. As at the date of these Listing Particulars, the minimum share capital for an open joint stock company was the rouble equivalent of approximately US$3,300. Any reduction in the Parent Company's share capital, whether through the repurchase and cancellation of shares

or a reduction in the par value of the shares, requires a majority vote at a shareholders' meeting. Additionally, within 30 days of a resolution to reduce the Parent Company's share capital, the Parent Company must give written notice to the creditors and publish this decision. Creditors of the Parent Company would then have the right to demand, within 30 days of publication or giving of our notice, the repayment of all amounts due to them and compensation for any damages incurred.

The Federal Law on Joint Stock Companies permits the Parent Company's board of directors to authorise the repurchase of up to 10% of the Parent Company's shares in exchange for cash. Either the Parent Company must resell the repurchased shares at their market price within one year of their repurchase or the shareholders must decide to cancel them, which would decrease the Parent Company's share capital. A decrease in the Parent Company's share capital would trigger the creditor rights summarised above.

The Federal Law on Joint Stock Companies only permits the Parent Company to repurchase Parent Company's shares if, at the time of repurchase:

- the Parent Company's share capital is paid in full;
- the Parent Company is not, and will not become as a result of the repurchase, insolvent:
- the value of the Parent Company's net assets is not less than, and following the repurchase of the shares would not be less than, the sum of the Parent Company's share capital and reserve fund and the liquidation nominal value of the outstanding preference shares; and
- the Parent Company has repurchased all shares from shareholders who have exercised their right to demand the repurchase of their shares as provided by Russian law and summarised below.

Russian legislation and the Parent Company's charter provide that the Parent Company's shareholders may demand that the Parent Company repurchase their shares if they voted against or did not vote on any of the following events:

- a reorganisation;
- an amendment to the charter that limits the shareholders' rights; or
- the approval by shareholders of a major transaction as defined under Russian law.

The Parent Company may spend only up to 10% of its net assets for share repurchases demanded by shareholders. If the value of shares in respect of which shareholders have exercised their right to demand repurchase exceeds 10% of the Parent Company's net assets, the Parent Company will repurchase from each shareholder exercising its right to demand repurchase a number of shares proportionate to the number of shares specified in the demand of such shareholder.

APPROVAL OF THE MINISTRY OF ANTIMONOPOLY POLICY OF THE RUSSIAN FEDERATION

Pursuant to Russian antimonopoly legislation, any transaction that would result in a shareholder (including affiliates) controlling (directly or indirectly) more than 20% of the Parent Company's issued voting shares must be approved in advance by the Ministry of Antimonopoly Policy of the Russian Federation.

NOTIFICATION OF FOREIGN OWNERSHIP

The Russian Securities Market Law requires that parties to transactions involving transfer of shares of Russian companies in which non-residents' ownership is restricted to notify the Federal Securities Commission of Russia of such transactions.

As neither Russian laws nor the charter of the Parent Company establishes any restrictions on foreign ownership in the Parent Company, the acquisition of shares of the Parent Company by non-residents would not require notification of the Federal Securities Commission of Russia.

However, the Russian Securities Market Law require that both residents and non-residents notify the Federal Securities Commission of Russia of the acquisition of 20 per cent. or more of any type of mass-issued securities of an issuer, save for bonds. The same requirement applies to each increase or decrease of ownership in securities to a level in multiples of 5 per cent. over 20 per cent. of the type of mass-issued securities in question.

PRE-EMPTIVE RIGHTS

The Federal Law on Joint Stock Companies grants existing shareholders a pre-emptive right to purchase shares or securities convertible into shares that the Parent Company proposes to sell in a public offering. Shareholders who voted against or did not participate in voting on the placement of shares or securities convertible into shares in a private placement are entitled to acquire an amount of such shares or convertible securities proportionate to their existing holdings of the shares. This rule does not apply when the shares are placed solely among existing shareholders if all such existing shareholders are entitled to acquire new shares of an amount that is proportionate to their existing holdings. The Parent Company is required to provide shareholders with written notice of the proposed sale of shares at least 20 days prior to the offering, during which time shareholders may exercise their pre-emptive rights within 45 days from the date of the notice. If a shareholder elects to exercise its pre-emptive right to purchase shares, and the amount of shares that is proportionate to their existing shareholdings is not a whole number, then such shareholder is entitled to receive a fractional amount of shares.

ANTI-TAKEOVER PROTECTIONS

Russian legislation requires that any person intending, either alone or with affiliates, to acquire more than 30% of the ordinary shares, including shares already held by such a shareholder, of a company having more than 1,000 shareholders must give written notice to the target company of its intention to acquire the shares at least 30 days, but in any event not more than 90 days, before such acquisition.

Additionally, within 30 days of any such acquisition, the acquiring shareholder must offer to buy all of the issued ordinary shares and securities convertible into ordinary shares at their market price, which should not be less than the weighted-average acquisition price of the ordinary shares over the six months before the date of the acquisition. The same requirement applies at each 5% increment over 30%. Shareholders present at a shareholders' meeting, may by majority vote, excluding the vote of the person acquiring shares and that person's affiliates, elect to waive this requirement. Alternatively the company's charter may contain a provision waiving this requirement. If the acquiring shareholder fails to make the required offer, the shareholder may only vote on those shares of the company that have been acquired in accordance with the above procedures.

LIABILITY OF SHAREHOLDERS

The Civil Code, the Federal Law on Joint Stock Companies and the Federal Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company and members in a Russian limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one company is capable of determining the decisions made by another company. The company capable of determining such decisions is called an effective parent. The company whose decisions are capable of being so determined is called an effective subsidiary.

If the effective subsidiary is a joint stock company, the effective parent bears joint and several responsibility for a transaction concluded by an effective subsidiary if (i) the effective parent caused the effective subsidiary to conclude the transaction, and (ii) the ability of the effective parent to determine decisions made by the effective subsidiary is provided for in the charter of the effective subsidiary or in a contract between the companies. If the effective subsidiary is a limited liability company, the effective parent

bears joint and several responsibility if the effective parent caused the effective subsidiary to conclude the transaction (and without regard to how the effective parent's ability to determine decisions of the effective subsidiary arises).

In addition, an effective parent, a shareholder, member, or other person that is capable of determining decisions made by an effective subsidiary may be secondarily liable for such company's debts in the case of its insolvency or bankruptcy. If the effective subsidiary is a joint stock company, then the effective parent, shareholder, or other person capable of making decisions will be secondarily liable if (i) the effective subsidiary becomes insolvent or bankrupt as a result of the actions of the effective parent, shareholder or other person; and (ii) the effective parent, shareholder, or other person knew or should have known that such actions would result in the insolvency or bankruptcy of the effective subsidiary. If the effective subsidiary is a limited liability company, then the effective parent, member, or other person capable of determining decisions will be secondarily liable if the effective subsidiary's insolvency or bankruptcy is caused by the intentional wrongful conduct or negligence of such effective parent, member, or other person, as the case may be.

Shareholders (other than the effective parent) of an effective subsidiary that is a joint stock company may claim compensation for the effective subsidiary's losses from the effective parent if (i) the effective parent caused the effective subsidiary to take any action or fail to take any action that resulted in a loss, and (ii) the effective parent knew or should have known that such action or failure to take such action would result in a loss. Members (other than the effective parent) of an effective subsidiary that is a limited liability company may claim compensation for the effective subsidiary's losses from the effective parent if the effective parent through its intentional wrongful conduct or negligence caused the effective subsidiary to take any action that resulted in a loss. In both cases, it does not matter how the effective parent's ability to make decisions for the effective subsidiary arises.

DISTRIBUTIONS ON LIQUIDATION TO SHAREHOLDERS

Under Russian legislation the liquidation of a company results in its termination without the transfer of rights and obligations to other persons as legal successors. The Parent Company's charter provides for the liquidation of the Parent Company by:

- a 75% vote of the shareholders at a shareholders' meeting; or
- court order.

Following a decision to liquidate the Parent Company, the right to manage the Parent Company's affairs would pass to a liquidation committee. In the case of a voluntary liquidation, shareholders appoint the members of the liquidation committee at a shareholders' meeting. The court appoints members of the liquidation committee and determines its number of members in the case of an involuntary liquidation. The liquidating committee shall act in court on behalf of the Parent Company being liquidated. Creditors may file claims within a period to be determined by the liquidation committee, but which must be at least two months from the date of publication of the notice of liquidation by the liquidation committee.

The Civil Code gives creditors the following order of priority during liquidation:

- individuals owed compensation for injuries or deaths caused by a company;
- employees;
- creditors whose claims are secured by pledge;
- federal, regional and local authorities and state non-budget funds; and
- other creditors in accordance with Russian law.

The remaining assets of a company are distributed among shareholders in the following order of priority:

- payments to repurchase shares from shareholders having the right to demand repurchase;
- payments of declared but unpaid dividends on preferred stock and the liquidation value of the preferred stock, if any; and
- payments to holders of ordinary and preferred shares on a pro rata basis.

SHARE REGISTRATION, TRANSFERS AND SETTLEMENT

The Parent Company's shares are registered shares entered in its share register. Any of the Parent Company's shareholders may obtain an extract from the share register certifying the number of shares that the shareholder holds. Russian law requires that the register of shareholders of a joint stock company with more than 50 shareholders be maintained by an independent registrar. The Parent Company's register of shareholders is maintained by Novy Registrator (Moscow).

The purchase, sale or other transfer of shares is accomplished through registration of the transfer in the share register maintained by the independent registrar. When making entries in the register, the independent registrar may not require any documents in addition to those required by Russian law. Any refusal to register the shares in the name of the transferee or, upon request of the shareholder, in the name of a nominee holder, is unlawful.

Alternatively Russian law contemplates that the transfer of title to shares may be evidenced by entries on the depositary accounts of shareholders with a licensed depositary that is registered in the share register of the company as a nominee holder.

Although there are no restrictions on the sale of the Parent Company's shares by a non-resident of Russia to another non-resident or to a Russian resident, Russian currency control legislation provides that a sale of the Parent Company's shares to a Russian resident must be made for roubles unless the Russian resident obtains a Central Bank licence authorising payment in US dollars or another convertible currency. While Russian commercial banks generally have the requisite licence, it is currently a time consuming process for other Russian residents to obtain one. Accordingly shareholders wishing to sell their Shares to a Russian resident other than a licensed commercial bank will need to establish a special rouble account into which the rouble proceeds of the sale will be deposited and converted into US dollars or another convertible currency and repatriated. Currency control rules in the Russian Federation govern transactions in foreign currency (including currency valuables and currency-denominated instruments) between Russian residents as well as transactions in foreign currency and in roubles between residents and non-residents.

The ability to arrange for the conversion of roubles into US dollars or another convertible currency is subject to the availability of US dollars or such other convertible currency in Russia's currency markets. Although there is an existing market within Russia for the conversion of roubles into US dollars and other convertible currencies, including the interbank currency exchange and over-the-counter and currency futures markets, the liquidity of such markets is limited. At present there is no market for the conversion of roubles into convertible currencies outside Russia. Moreover, there is currently no viable market in which to hedge rouble deposits or rouble-denominated investments.

APPROVAL OF MAJOR TRANSACTIONS

The Federal Law on Joint Stock Companies defines a "major transaction" as a transaction (including a loan, pledge or suretyship or series of transactions, not in the ordinary course of business and not in connection with the placement of shares or securities convertible into ordinary shares), involving the acquisition or disposal of assets, the value of which constitutes 25% or more of the balance sheet value of the Parent Company's assets as on the last reporting date. Major transactions involving assets ranging from 25% to 50% of the balance sheet value of the assets of a company require the unanimous approval of all members of the board of directors or, in the absence of such approval, the affirmative vote of shareholders holding a majority of the voting shares present at a shareholders' meeting. Major transactions involving assets in excess of 50% of the balance sheet value of the company's assets require a 75% affirmative vote of shareholders present at a shareholders' meeting.

APPROVAL OF INTERESTED PARTY TRANSACTIONS

The Federal Law on Joint Stock Companies contains requirements for transactions with interested parties. The definition of "interested parties" includes any person that (i) is a member of the board of directors or any management body (including the chief executive officer) of a company or the managing company of such company; or (ii) owns, together with any affiliates, at least 20% or more of such company's voting shares or that may give instructions to such company with which such company must comply if that person. or that person's close relatives or affiliates:

- is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary;
- own, together with any close relatives or affiliates, at least 20% of the issued shares of a legal entity that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary; or
- is a member of the board of directors or any management body of the company (or the managing company of such company) that is a party to, or beneficiary of, a transaction with the company, whether directly or as a representative or intermediary.

A managing company is a company that has entered into a contract with a second company pursuant to which the managing company manages the second company. The managing company takes the place of a chief executive officer.

A company with more than 1,000 shareholders must obtain the approval of one of the following prior to entering into an interested party transaction:

- a majority of independent members of the board of directors of the company who (i) are not "interested parties" in the transaction; and (ii) who are not, and were not during the year preceding the date of approval affiliates of the company (except for being its director) or who and whose close relatives are not, and were not during the year preceding the date of approval, members of any management body of the company (except of the board of directors) or the managing company of such company; or
- a majority of shareholders at a shareholders' meeting that are not "interested parties" in the transaction if (i) the value of such a transaction is at least 2% of the value of the company's assets; (ii) the transaction involves the issuance of shares or securities convertible into shares in an amount that equals at least 2% of the company's issued ordinary shares and ordinary shares in which the issued securities convertible into ordinary shares may be converted; or (iii) all members of the board of directors of the company are interested parties or are not independent directors.

SHARE CAPITAL

The Parent Company's charter provides for a share capital of 6,900,000 roubles, consisting of 66,250,000 Shares having a par value per share of 0.1 roubles and 2,750,000 cumulative non-voting preference shares with a par value per share of 0.1 roubles. Of these, 35,350,000 Shares and all of the preference shares have been issued on a fully-paid up basis.

Since January 2000, there have been no changes in the amount of the issued share capital of the Parent Company and no changes in the capital of any member of the Group which are material.

Of the 35,350,000 Shares which have been issued, the Company currently holds 3,563,218 Shares as treasury shares.

The Parent Company's Shares are currently traded on RTS and MICEX in Moscow. The Parent Company is currently considering whether to maintain its listing on MICEX as the average monthly trading volumes of its Shares are currently below those required under MICEX's requirements.

On 16 April 2003, the board of directors of the Parent Company recommended that the preference shares in the Parent Company be exchanged into Shares at an exchange ratio of four Shares for every five preference shares held. The directors of the Parent Company who are holders of preference shares did not participate or vote on the proposal. Subsequently, all save for one holder of preference shares holding 6.6% of the preference shares has agreed to the proposed exchange. As at the date of these Listing Particulars, no further steps had been taken to effect the exchange of preference shares for Shares. In the event of such exchange, Mr. Bendookidze's direct and indirect ownership of the issued share capital of the Parent Company would increase from approximately 25.93% to approximately 28.04%.

Share option schemes

Save as described in the section headed *"Description of the Shares – Management share ownership plan"* above the Parent Company has not established any share option schemes for its employees or granted options to the holders of its shares or debt securities.

Principal interests in the Parent Company

Approximately 35.37% of the Parent Company's share capital is controlled by three members of the Parent Company's board of directors, of which approximately 25.93% is owned directly or indirectly by Kakha Bendookidze, an executive director and Chief Executive Officer of the Company, approximately 9.07% is owned directly or indirectly by Alan Kazbekov, a non-executive director and the former Chief Operating Officer of the Company and approximately 0.37% is owned directly or indirectly by Michael Kosolapov, Executive Director and a Deputy Chief Executive Officer of the Company. Approximately 15% to 20% of the Parent Company's Shares are held directly by the public in Russia, whilst approximately 15% are held by the public through the ADRs. Employees of the Company hold approximately 1.2% of the share capital of the Parent Company.

As at 15 September 2003, the Parent Company had approximately 4,300 shareholders. The following table sets out details, in so far as is known to the Parent Company, as of 15 September 2003 (the last practicable date prior to the date of these Listing Particulars) of all shareholders (including nominee shareholders) that hold 1% or more of the Parent Company's share capital.

Name of shareholder	Per cent. of issued Shares
OAO Industrial Group[1]	20.00%
ING Bank Eurasia[2]	18.61%
ZAO Lider	12.49%
OOO OMZAR[3]	10.08%
Dacecroft Limited	8.94%
Lotterby Limited[4]	7.41%
ZAO FC Oil Investment House[5]	6.31%
Kalrez Limited	5.33%
Barishnikov V.M.	1.88%
ABN Amro Bank	1.18%

1. Owned 100% directly and indirectly by Mr. Bendookidze.
2. This interest includes the Shares deposited with the Depositary in respect of the ADRs.
3. Held as treasury shares by the Company.
4. This interest includes Shares held directly and indirectly. Lotterby Limited is owned 100% directly and indirectly by Mr. Kazbekov.
5. Of the 6.31% of the Parent Company's issued share capital owned by ZAO FC Oil Investment House, 5.29% is owned directly and indirectly by Mr. Bendookidze and 1.02% is owned directly and indirectly by Mr. Kazbekov.

The following table sets out details, in so far as is known to the Parent Company, as of 23 September 2003 (the last practicable date prior to the date of these Listing Particulars) of all shareholders (including nominee shareholders) appearing in the Parent Company's share register.

Name of shareholder	Per cent. of issued Shares
Promotorgbank[1]	44.80%
ING Bank Eurasia[2]	18.62%
DKK	15.11%
Citibank	14.62%
Barishnikov V.M.	1.88%
ABN Amro	1.18%
UBS Brunswick	0.41%

1. This interest includes 20% of the Shares held by OAO Industrial Group, which are owned 100% directly and indirectly by Mr. Bendookidze, 10.08% of the Shares held by OOO Omzar, which are held as treasury shares by the Company, 7.41% of the Shares held by Lotterby Limited, which is owned 100% directly and indirectly by Mr Kazbekov, and 6.31% of the Shares held by ZAO FC Oil Investment House, of which 5.29% of the Shares are owned directly and indirectly by Mr. Bendookidze and 1.02% of the Shares are owned directly and indirectly by Mr. Kazbekov.

2. This interest includes the Shares deposited with the Depository in respect of the ADRs.

As at the date of these Listing Particulars, no person or persons directly or indirectly, jointly or severally, exercised or could exercise control over the Parent Company.

In June 2003, the management of the Company received an approach from, and are currently engaged in discussions, with one of the Parent Company's institutional shareholders for the management of the Company to acquire for their own account up to 14.43% of the issued share capital of the Parent Company for approximately US$8 per Share held by the institutional shareholder. As at the date of these Listing Particulars, no legally binding commitment has been entered into in respect of the acquisition of such Shares by the management of the Company. No assurance can be given that this acquisition will take place and that the Shares will not be sold in the public market. See also the section headed "*Investment Considerations – The market price of the Shares and the ADRs could be adversely affected by potential future sales*".

TERMS AND CONDITIONS OF THE LEVEL 1 ADRS

The following terms and conditions will apply to the Level 1 ADRs and are endorsed on each Level 1 ADR certificate. For the purposes of this section only, the term "Company" means open joint stock company Obedinennye Mashinostroitelnye Zavody (Uralmash - Izhora Group), incorporated in Ekaterinburg in 1996.

IT IS EXPECTED THAT SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF UNITED HEAVY MACHINERY URALMASH-IZHORA GROUP (FORMERLY KNOWN AS URALMASH ZAVODY) IN THE NAME OF THE BANK OF NEW YORK AS DEPOSITARY OR ITS NOMINEE OR OF THE CUSTODIANS OR ITS NOMINEE. OWNERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES CERTAIN RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN THE UNITED STATES SECURITIES MARKET. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES, OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION WILL NOT RECOGNISE OR ENFORCE JUDGMENTS OBTAINED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK.

THE BANK OF NEW YORK

AMERICAN DEPOSITARY RECEIPT FOR

COMMON SHARES,

PAR VALUE TEN KOPEKS EACH OF

UNITED HEAVY MACHINERY URALMASH-IZHORA GROUP (FORMERLY KNOWN AS URALMASH ZAVODY)(INCORPORATED UNDER THE LAWS OF THE RUSSIAN FEDERATION)

The Bank of New York as depositary (hereinafter called the "**Depositary**"), hereby certifies that ________________________, or registered assigns IS THE OWNER OF ________________________

AMERICAN DEPOSITARY SHARES

Representing deposited common shares in registered form, par value ten kopeks, as redenominated, unless otherwise indicated, by the Central Bank of Russia as of January 1, 2001 (herein called "**Shares**") of United Heavy Machinery (Uralmash-Izhora Group) (formerly known as Uralmash Zavody), incorporated under the laws of the Russian Federation (herein called the "**Company**"). The term "**Depositary**" shall include The Bank of New York International Nominees, a New York Partnership, as nominee of The Bank of New York in whose name Shares are registered pursuant to the Deposit Agreement (as such term is hereinafter defined) at the Moscow, Russian Federation, office of ING Bank (Eurasia) (herein called the "**Custodians**"). The Depositary's Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286, and its principal executive office is located at 48 Wall Street, New York, New York 10286.

THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS 101 BARCLAY STREET, NEW YORK, NEW YORK 10286

1. THE DEPOSIT AGREEMENT

This American Depositary Receipt is one of an issue (herein called "**Receipts**"), all issued and to be issued upon the terms and conditions set forth in the deposit agreement, dated as of January 16, 2001 (herein called the "**Deposit Agreement**"), by and among the Company, the Depositary, and all Owners and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit

Agreement sets forth the rights of Owners and Beneficial Owners of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash are herein called "**Deposited Securities**"). Copies of the Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York City and at the office of the Custodian.

The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Capitalized terms defined in the Deposit Agreement and not defined herein shall have the meanings set forth in the Deposit Agreement.

2. SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES

Upon surrender at the Corporate Trust Office of the Depositary of this Receipt accompanied by such documents as the Depositary may require (including a purchase/sale contract relating to the transfer of the Shares), and upon payment of the fee of the Depositary provided in this Receipt, and subject to the terms and conditions of the Deposit Agreement, the Owner hereof is entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the American Depositary Shares for which this Receipt is issued. Delivery of such Deposited Securities may be made by the delivery of (a) certificates or other documents evidencing title (including extracts from the Share Register) in the name of the Owner hereof or as ordered by him or properly endorsed or accompanied by proper instruments of transfer and (b) any other securities, property and cash to which such Owner is then entitled in respect of this Receipt. The Depositary shall direct the Custodians or their agents to cause the transfer and recordation by the Russian Share Registrar on the Share Register of the Shares being withdrawn in the name of such Owner or as directed by him as above provided, and the Company shall ensure that such transfer and recordation is effected within 72 hours of the Russian Share Registrar's receipt of such documentation as may be required by applicable law and the reasonable and customary regulations of the Russian Share Registrar. Upon such transfer and recordation, the Custodians shall deliver at the Moscow, Russian Federation, office of the Custodian, subject to Sections 2.6, 3.1 and 3.2 and to the other terms and conditions of the Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, documents evidencing title (including extracts from the Share Register) for the amount of Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, except that, if and to the extent practicable, the Depositary may make delivery to such person or persons at the Corporate Trust Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary. At the request, risk and expense of any Owner so surrendering this Receipt, and for the account of such Owner, the Depositary shall direct the Custodians to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates and other proper documents evidencing title for (as described above), the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt to the Depositary for delivery at the Corporate Trust Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission.

3. TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS

The transfer of this Receipt is registrable without unreasonable delay on the books of the Depositary at its Corporate Trust Office by the Owner hereof in person or by a duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodians, or Registrar may require payment from the depositor of the Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto

(including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and expenses as provided in this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such reasonable regulations as the Depositary may establish consistent with the provisions of the Deposit Agreement or this Receipt, including, without limitation, this Article 3.

The delivery of Receipts against deposit of Shares generally or against deposit of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or this Receipt, or for any other reason, subject to the provisions of the following sentence. Notwithstanding anything to the contrary in the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation to the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares. The Depositary will comply with written instructions of the Company that the Depositary shall not accept for deposit under the Deposit Agreement any Shares identified in such instructions at such times and under such circumstances as may reasonably be specified in such instructions in order to facilitate the Company's compliance with the securities laws in the United States.

4. LIABILITY OF OWNER OR BENEFICIAL OWNERS FOR TAXES

If any tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the Owner or Beneficial Owner hereof to the Depositary, and such Owner or Beneficial Owner shall be deemed liable therefor. In addition to any other remedies available to it, the Depositary may refuse to effect any transfer of this Receipt or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced by such Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner or Beneficial Owner hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner or Beneficial Owner hereof shall remain liable for any deficiency. The obligations of Owners and Beneficial Owners of Receipts under this Article 4 shall survive any transfer of Receipts pursuant to Section 2.4 of the Deposit Agreement, any surrender of Receipts and withdrawal of Deposited Securities pursuant to Section 2.5 of the Deposit Agreement, or the termination of the Deposit Agreement pursuant to Section 6.2 of the Deposit Agreement.

5. WARRANTIES ON DEPOSIT OF SHARES

Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued, fully paid, non-assessable, and free of any pre-emptive rights of the holders of outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that such Shares and the Receipts evidencing American Depositary Shares representing such Shares would not be Restricted Securities. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION

Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to file with the Depositary or the Custodians such proof of citizenship or

residence, exchange control approval, or such information relating to the registration on the books of the Russian Share Registrar to execute such certificates and to make such representations and warranties, as the Depositary, or the Company, upon written notice to the Depositary, may deem necessary or proper. The Depositary may, and at the reasonable written request of the Company shall, withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or sale or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in the Russian Federation which is then performing the function of the regulation of currency exchange.

7. CHARGES OF DEPOSITARY

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present detailed statements for such charges and expenses to the Company once every three (3) months. The charges and expenses of the Custodians are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing Shares, by any Owner of Receipts or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to Section 4.3 of the Deposit Agreement), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share Register of the Company maintained by the Russian Share Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodians or its nominee on the making of deposits or withdrawals under the terms of the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.5 of the Deposit Agreement, (5) a fee of $5.0 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Sections 2.3, 4.3 or 4.4, of the Deposit Agreement and the surrender of Receipts pursuant to Sections 2.5 or 6.2 of the Deposit Agreement, (6) a fee of $.2 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement including but not limited to Sections 4.1 through 4.4, (7) a fee for the distribution of securities pursuant to Section 4.2 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause (7) treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to Owners and (8) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodians, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners of record as of the date or dates set by the Depositary in accordance with Section 4.6 and shall be collected at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).

The Depositary, subject to Article 8 hereof, may own and deal, in accordance with applicable law, in any class of securities of the Company and its affiliates and in Receipts.

8. PRE-RELEASE OF RECEIPTS

The Depositary may issue Receipts against rights to receive Shares from the Company. No such issue of Receipts will be deemed a "**Pre-Release**" subject to the restrictions of the following paragraph.

Unless requested by the Company to cease doing so, notwithstanding Section 2.3 of the Deposit Agreement, the Depositary may execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.2 of the Deposit Agreement (a "**Pre-Release**"). The Depositary may, pursuant to Section 2.5 of the

Deposit Agreement, deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation and agreement from the person to whom Receipts are to be delivered (the "**Pre-Releasee**") that the Pre-Releasee, or its customer, (i) owns the Shares or Receipts to be remitted, as the case may be, (ii) assigns all beneficial rights, title and interest in such Shares or Receipts, as the case may be, to the Depositary in its capacity as such and for the benefit of the Owners, and (iii) will not take any action with respect to such Shares or Receipts, as the case may be, that is inconsistent with such transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such Shares or Receipts, as the case may be) other than in satisfaction of such Pre-Release, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) Business Days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by American Depositary Shares outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the Shares deposited under the Deposit Agreement; *provided, however,* that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into under the Deposit Agreement with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfill its obligations to the Owners under the Deposit Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities under the Deposit Agreement).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

The Company shall have no liability to any Owner with respect to any representations, actions or omissions by the Depositary, any holder of Receipts, or any Owner or any of their respective agents pursuant to Section 2.9 of the Deposit Agreement and this Article 8.

9. TITLE TO RECEIPTS

It is a condition of this Receipt and every successive Owner or Beneficial Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York, *provided, however,* that the Depositary and the Company, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute Owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement or for all other purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Deposit Agreement to any holder of a Receipt, unless such holder is the Owner thereof.

10. VALIDITY OF RECEIPT

This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; *provided, however, that* such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar.

11. REPORTS; INSPECTION OF TRANSFER BOOKS

The Company currently furnishes the Securities and Exchange Commission (hereinafter called the "**Commission**") with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934. Such reports and documents will be available for inspection and copying by Owners and Beneficial Owners at the public reference facilities maintained by the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549.

The Depositary will make available for inspection by Owners of Receipts at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to Owners (i) copies of such reports when furnished by the Company pursuant to Section 5.6 of the Deposit Agreement, (ii) copies of any written communications provided to the Depositary by the Russian Share Registrar pursuant to Section 5.13(b)(v) of the Deposit Agreement, and (iii) copies of any notices given or required to be given by the Depositary pursuant to Section 5.13(d) of the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the Commission.

The Depositary will keep books, at its Corporate Trust Office, for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners of Receipts *provided that* such inspection shall not be for the purpose of communicating with Owners of Receipts in the interest of a business or object other than the business of the Company, including without limitation a matter related to the Deposit Agreement or the Receipts.

12. DIVIDENDS AND DISTRIBUTIONS

As promptly as practicable after the Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into Dollars transferable to the United States, and subject to the Deposit Agreement, convert such dividend or distribution into Dollars and, after fixing a record date in respect thereof pursuant to Section 4.6 of the Deposit Agreement, shall, as promptly as practicable, distribute the amount thus received (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.9 of the Deposit Agreement) to the Owners of Receipts entitled thereto; *provided, however,* that in the event that the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Owners of the Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

Subject to the provisions of Sections 4.11 and 5.9 of the Deposit Agreement, whenever the Depositary receives any distribution other than a distribution described in Sections 4.1, 4.3 or 4.4 of the Deposit Agreement, the Depositary shall, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners of Receipts entitled thereto, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; *provided, however,* that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of Receipts entitled thereto, or if for any other reason the Depositary reasonably deems such distribution not to be feasible, the Depositary may, after consultation with the Company to the extent practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.9 of the Deposit Agreement) shall be distributed by the Depositary to the Owners of Receipts entitled thereto all in the manner and subject to the conditions described in Section 4.1 of the Deposit Agreement; *provided, however, that* no distribution to Owners pursuant to Section 4.2 of the Deposit Agreement shall be unreasonably delayed by any action of the Depositary or any of its agents.

If any distribution consists of a dividend in, or free distribution of, Shares, the Depositary may and shall if the Company shall so request, distribute, as promptly as practicable, to the Owners of outstanding Receipts entitled thereto, additional Receipts evidencing an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.11 of the Deposit Agreement and the payment of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.9 of the Deposit Agreement. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.1 of the Deposit Agreement *provided, however, that* no distribution to Owners pursuant to Section 4.3 of the Deposit Agreement shall be unreasonably delayed by any action of the Depositary of any action of its agents. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby.

In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) or any deposit of Shares, transfer of Receipts or withdrawal of Deposited Securities under the Deposit Agreement is subject to any tax or other governmental charge which the Depositary determines, in its absolute discretion, it is, or may be, obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners of Receipts entitled thereto. The Depositary will forward to the Company such information from its records as the Company may request to enable the Company to file necessary reports with governmental authorities or agencies, and either the Company or the Depositary may file any such reports necessary to obtain benefits under any applicable tax treaties for Owners.

13. RIGHTS

In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company to the extent practicable, shall have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to all or certain Owners but not to other Owners, the Depositary may, and at the request of the Company shall, distribute to any Owner to whom it determines the distribution to be lawful and feasible, in proportion to the number of American Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Owner hereunder, the Depositary will promptly make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and

purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.2 of the Deposit Agreement, and shall, pursuant to Section 2.3 of the Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this Article 13, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

If the Depositary determines, after consultation with the Company to the extent practicable that it is not lawful and feasible to make such rights available to all or certain Owners, it may, and at the request of the Company shall, use its best efforts that are reasonable under the circumstances to sell the rights, warrants or other instruments in proportion to the number of American Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and shall allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.9 of the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise. Such proceeds shall be distributed as promptly as practicable in accordance with Section 4.1 of the Deposit Agreement.

The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933 with respect to a distribution to all Owners or are registered under the provisions of such Act; provided, that nothing in the Deposit Agreement or this Receipt shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavour to have such a registration statement declared effective. If an Owner of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the Depositary shall not effect such distribution unless it has received an opinion from recognised counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration.

The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

14. CONVERSION OF FOREIGN CURRENCY

Whenever the Depositary or the Custodians shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, into the Depositary's foreign investment account in the Russian Federation, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall convert or cause to be converted, as promptly as practicable, by sale or in any other manner that it may determine in accordance with applicable law, such foreign currency into Dollars, and such Dollars shall be distributed as promptly as practicable to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.9 of the Deposit Agreement.

If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file, as practicable, such application for approval or license, however, the Depositary shall be entitled to rely on local Russian counsel in such matters, which counsel shall be instructed to act as promptly as practicable.

If at any time any foreign currency received by the Depositary or the Custodians is not, pursuant to applicable law, convertible into Dollars transferable to the United States, or if any approval or license of any

government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary cannot promptly be obtained, or if any such approval or license is not obtained the Depositary shall, (a) as to that portion of the foreign currency that is convertible into Dollars, make such conversion and if permitted by applicable law, transfer such Dollars to the United States for distribution in accordance with the first paragraph of Section 4.5 of the Deposit Agreement and of this Article 14 and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to such Owner and (ii) if not so requested by the Owner hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

15. RECORD DATES

The Depositary shall fix a record date

(a) for the determination of the Owners who shall be

(i) entitled to receive a dividend, rights or other distribution or the net proceeds of the sale thereof,

(ii) entitled to give instructions for the exercise of voting rights at any meeting of holders of Shares or other Deposited Securities,

(iii) obligated to pay any charge pursuant to Section 5.9(8) of the Deposit Agreement,

(iv) entitled or obligated, as the case may be, to act in respect of any other matter in connection with which the Depositary shall find it necessary or convenient to set a record date, and/or

(b) for the determination of the date on or after which each American Depositary Share will represent a different number of Shares pursuant to Section 4.8 of the Deposit Agreement.

16. VOTING OF DEPOSITED SECURITIES

Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by the Company, the Depositary shall, as soon as practicable thereafter, mail to the Owners of Receipts a notice which shall contain (a) such information as is contained in such notice of meeting received by the Depositary from the Company (or if requested by the Company, a summary of such information provided by the Company), (b) a statement that the Owners of Receipts as of the close of business on a specified record date will be entitled, subject to any applicable provision of law and of the charter of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a statement as to the manner in which such instructions may be given including an express indication that instructions may be given or deemed given in accordance with the penultimate sentence of this paragraph if no instruction is received to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavour insofar as practicable to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the

Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, *provided that* no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish to proxy given (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares. The Depositary shall if requested by the Company deliver, at least two (2) Business Days prior to the date of such meeting, to the Company, to the attention of its Secretary, copies of all instructions received from Owners in accordance with which the Depositary will vote, or cause to be voted, the Deposited Securities represented by the American Depositary Shares evidenced by such Receipts at such meeting. Delivery of instructions will be made at the expense of the Company (unless otherwise agreed in writing by the Company and the Depositary) *provided that* payment of such expense shall not he a condition precedent to the obligations of the Depositary under this Section.

17. CHANGES AFFECTING DEPOSITED SECURITIES

In circumstances where the provisions of Section 4.3 of the Deposit Agreement do not apply, upon any change in nominal value, change in par value, split-up, consolidation, or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, in its reasonable discretion, after consultation with the Company to the extent practicable, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

18. LIABILITY OF THE COMPANY AND DEPOSITARY

Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt, if by reason of any provision of (a) any present or future law or regulation of the United States, the Russian Federation or any other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any act of God or war or other circumstances beyond its control, or (b) in the case of the Depositary only, (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision, present or future, of the charter of the Company or any other instrument of the Company governing the Deposited Securities or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, the Depositary or the Company shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed (including, in the case of the Depositary, delivery of any Deposited Securities or distribution of cash or property in respect thereof pursuant to Articles 12 and 13 hereof); nor shall the Depositary or the Company or any of their respective directors, employees, agents or affiliates incur any liability to any Owner or Beneficial Owner of a Receipt by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of a distribution pursuant to Sections 4.1, 4.2 or 4.3 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.4 of the Deposit Agreement, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from disposing of such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Company to the extent practicable, shall not make such distribution or offering, and

shall allow any rights, if applicable, to lapse. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners, except that (i) the Company agrees to perform its obligations specifically set forth in the Deposit Agreement and (ii) the Depositary agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodians shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodians being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner, or any other person believed by it in good faith to be competent to give such advice or information; provided, however, that in the case of the Company, advice of or information from legal counsel is from recognised U.S. counsel for U.S. legal issues, recognised Russian counsel for Russian legal issues and recognised counsel of any other jurisdiction for legal issues with respect to that jurisdiction. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, *provided that* any such action or inaction is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, *provided that* in connection with the issue out of which such potential liability arises, the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary shall not be liable to the Company, any Owner or Beneficial Owner or any other person for the unavailability of Deposited Securities or for the failure to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future law or regulation of the United States, the Russian Federation or any other country, (iii) any provision of any present or future regulation of any governmental or regulatory authority or stock exchange, (iv) any provision of any present or future charter of the Company or any other instrument of the Company governing the Deposited Securities, (v) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or (vi) any act of God or war or other circumstance beyond its control. The Company agrees to indemnify the Depositary, any Custodian, and their respective directors, employees, agents and affiliates and any Custodian against, and hold each of them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which may arise out of (a) any registration with the Commission of Receipts, American Depositary Shares or Deposited Securities or the offer or sale thereof, or out of acts performed or omitted, in accordance with the provisions of the Deposit Agreement and of the Receipts, as the same may be amended, modified, or supplemented from time to time, (i) by either the Depositary or a Custodian or their respective directors, employees, agents and affiliates, except for any liability or expense arising out of the negligence or bad faith of either of them and except to the extent that such liability or expense arises out of information relating to the Depositary or the Custodians, as applicable, furnished in writing to the Company by the Depositary or the Custodians, as applicable, expressly for use in any registration statement, proxy statement, prospectus (or placement memorandum) or preliminary prospectus (or preliminary placement memorandum) relating to the Shares, or omissions from such information, or (ii) by the Company or any of its directors, employees, agents and affiliates or (b) the unavailability of Deposited Securities or the failure to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future charter of the Company or any other instrument of the Company governing Deposited Securities or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof. The indemnities contained in this paragraph shall not extend to any liability or expense which may arise out of any Pre-Release (as defined in Section 2.9 of the Deposit Agreement) of a Receipt or Receipts in accordance with Section 2.9 of the Deposit Agreement and which would not otherwise have arisen had such Receipt or Receipts not been the subject of a Pre-Release pursuant to Section 2.9 of the Deposit Agreement; *provided,*

however, that the indemnities provided in the preceding paragraph shall apply to any liability or expense (i) to the extent that such liability or expense would have arisen had a Receipt or Receipts not been the subject of a Pre-Release, or (ii) which may arise out of any misstatement or alleged misstatement or omission or alleged omission in any registration statement, proxy statement, prospectus (or placement memorandum), or preliminary prospectus (or preliminary placement memorandum) relating to the offer of sale of American Depositary Shares, except to the extent any such liability or expense arises out of (A) information relating to the Depositary or any Custodian (other than the Company), as applicable, furnished in writing and not materially changed or altered by the Company expressly for use in any of the foregoing documents, or, (B) if such information is provided, the failure to state a material fact necessary to make the information provided not misleading. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement.

19. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF SUCCESSOR CUSTODIANS

The Depositary may at any time resign as Depositary hereunder by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may appoint a substitute or additional custodian or custodians.

20. AMENDMENT

The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners or Beneficial Owners in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees and cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of thirty (30) days after notice of such amendment shall have been given to the Owners of outstanding Receipts. Every Owner of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby except in order to comply with mandatory provisions of applicable law.

21. TERMINATION OF DEPOSIT AGREEMENT

The Depositary at any time at the direction of the Company, shall terminate the Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least thirty (30) days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding, such termination to be effective on a date specified in such notice not less than thirty (30) days after the date thereof, if at any time thirty (30) days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary and (b) payment of any applicable taxes or governmental charges and the fees and expenses of the Depositary, including the fee of the Depositary for the surrender of Receipts referred to in Article 7 hereof, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in the manner provided in Section 2.5 of the Deposit Agreement. If any Receipts shall remain outstanding after the date of termination,

the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the *pro rata* benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges) and except as provided in Section 5.8 of the Deposit Agreement. Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary with respect to indemnification, charges, and expenses.

22. ARBITRATION; WAIVER OF IMMUNITIES

The Deposit Agreement provides that any controversy, claim or cause of action brought (i) by any party to the Deposit Agreement against the Company or (ii) by the Company against the Depositary, arising out of or relating to the Shares or other Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Rules of the London Court of International Arbitration and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided, that in the event of any third-party litigation to which the Depositary is a party and to which the Company may properly be joined, the Company may be so joined in any court of competent jurisdiction in which such litigation is proceeding; and provided further that any such controversy, claim or cause of action that relates to or is based upon the provisions of the Federal securities laws of the United States or the rules and regulations promulgated thereunder may, but need not, be submitted to arbitration as provided in the Deposit Agreement. The Deposit Agreement further provides that any controversy, claim or cause of action arising out of or relating to the Shares or other Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement not subject to arbitration above shall be litigated in the Federal and state courts in the Borough of Manhattan.

To the extent that the Company or any of its properties, assets or revenues may have or hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any respect thereof, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution or judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with the Shares or Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement, the Company, to the fullest extent permitted by law, hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

23. REGISTRATION OF SHARES; RUSSIAN SHARE REGISTRAR; SHARE REGISTER

(a) The Company has designated and appointed Novy Registrator (Moscow) as its Russian Share Registrar in respect of the Shares and Deposited Securities. The Company further agrees to take

any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue the designation and appointment of a Russian Share Registrar in full force and effect for so long as any American Depositary Shares or Receipts remain outstanding or this Agreement remains in force.

(b) The Company has agreed in the Deposit Agreement that it shall, at any time and from time to time:

(i) take any and all action as may be necessary to assure the accuracy and completeness of all information set forth in the Share Register maintained by the Russian Share Registrar in respect of the Shares or Deposited Securities;

(ii) provide or cause the Russian Share Registrar to provide to the Depositary, the Custodians or their respective agents unrestricted access to the Share Register, in such manner and upon such terms and conditions as the Depositary may, in its sole discretion, deem appropriate, to permit the Depositary, the Custodians or their respective agents to regularly (and in any event not less than monthly) confirm the number of Deposited Securities registered in the name of the Depositary, the Custodians or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement and, in connection therewith, to provide the Depositary, the Custodians or their respective agents, upon request, with a duplicate extract from the Share Register duly certified by the Russian Share Registrar (or some other evidence of verification which the Depositary, in its sole discretion, deems sufficient);

(iii) ensure that the Russian Share Registrar promptly (and, in the event, within 72 hours after receipt from the Custodians or any of its agents of such documents as may be required by applicable law and the reasonable and customary regulations of the Russian Share Registrar) effects the re-registration of ownership of Deposited Securities in the Share Register in connection with any deposit or withdrawal of Shares or Deposited Securities under the Deposit Agreement;

(iv) permit and cause the Russian Share Registrar to permit the Depositary or the Custodians to register any Shares or other Deposited Securities held hereunder in the name of the Depositary, the Custodians or their respective nominees (which may, but need not be, a nonresident of the Russian Federation); and

(v) ensure that the Russian Share Registrar promptly notifies the Depositary in writing at any time that the Russian Share Registrar (A) eliminates the name of a shareholder of the Company from the Share Register or otherwise alters a shareholder's interest in the Company's shares and such shareholder alleges that such elimination or alteration is unlawful; (B) no longer will be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the Deposit Agreement relating to it (including, without limitation, Section 5.13 thereof); (C) refuses to re-register shares of the Company in the name of a particular purchaser and such purchaser (or its respective seller) alleges that such refusal is unlawful; (D) holds shares of the Company for its own account; or (E) has materially breached the provisions of the Deposit Agreement relating to it (including, without limitation, Section 5.13 thereof) and has failed to cure such breach within a reasonable time.

(c) The Company has agreed in the Deposit Agreement that it shall be solely liable for any act or failure to act on the part of the Russian Share Registrar and that the Company shall be solely liable for the unavailability of Deposited Securities or for the failure of the Depositary to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future charter of the Company or any other instrument of the Company governing the Deposited Securities, or

(iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof.

(d) The Depositary has agreed in the Deposit Agreement that the Depositary or the Custodians will regularly (and in any event not less than monthly) confirm the number of Deposited Securities registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement. The Company and the Depositary have agreed in the Deposit Agreement that, for purposes of the rights and obligations under the Deposit Agreement and this Receipt of the parties thereto and hereto, the records of the Depositary and the Custodian shall be controlling for all purposes with respect to the number of Shares or other Deposited Securities which should be registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement. The Depositary agrees that it will instruct the Custodian to maintain custody of all duplicate share extracts (or other evidence of verification) provided to the Depositary, the Custodian or their respective agents pursuant to the terms of the Deposit Agreement. In the event of any material discrepancy between the records of the Depositary or the Custodians and the Share Register, then, if an officer of the ADR Department of the Depositary has actual knowledge of such discrepancy, the Depositary shall promptly notify the Company. In the event of any discrepancy between the records of the Depositary or the Custodians and the Share Register, the Company has agreed that (whether or not it has received any notification from the Depositary) it will (i) use its best efforts to cause the Russian Share Registrar to reconcile its records to the records of the Depositary or the Custodians and to make such corrections or revisions in the Share Register as may be necessary in connection therewith, and (ii) to the extent the Company is unable to so cause such records to be so reconciled, promptly instruct the Depositary to notify the Owners of the existence of such discrepancy. Upon receipt of such instruction, the Depositary will promptly give such notification to the Owners pursuant to Section 4.9 of the Deposit Agreement (it being understood that the Depositary may at any time give such notification to the Owners, whether or not it has received instructions from the Company) and will promptly cease issuing Receipts pursuant to Section 2.2 of the Deposit Agreement until such time as, in the opinion of the Depositary, such records have been appropriately reconciled.

24. DISCLOSURE OF INTERESTS

To the extent that provisions of or governing any Deposited Securities (including the Company's charter or applicable law) may require the disclosure of beneficial or other ownership of Deposited Securities, other Shares and other securities to the Company and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the Depositary shall use its best efforts that are reasonable under the circumstances to comply with Company instructions as to Receipts in respect of any such enforcements or limitation, and Owners and Beneficial Owners shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions.

TERMS AND CONDITIONS OF THE RULE 144A ADRS

The following terms and conditions will apply to the Rule 144A ADRs and are endorsed on each Rule 144A ADR certificate. For the purposes of this section only, the term "Company" means open joint stock company Obedinennye Mashinostroitelnye Zavody (Uralmash - Izhora Group), incorporated in Ekaterinburg in 1996.

THIS RULE 144A AMERICAN DEPOSITARY RECEIPT, THE RULE 144A AMERICAN DEPOSITARY SHARES EVIDENCED HEREBY AND THE ORDINARY SHARES, NOMINAL VALUE 100 ROUBLES EACH, OF URALMASH ZAVODY ("ORDINARY SHARES") REPRESENTED THEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) TO A PERSON WHOM THE BENEFICIAL OWNER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 UNDER REGULATION S UNDER THE SECURITIES ACT, OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE BENEFICIAL OWNER OF ORDINARY SHARES RECEIVED UPON CANCELLATION OF ANY RULE 144A AMERICAN DEPOSITARY RECEIPTS MAY NOT DEPOSIT OR CAUSE TO BE DEPOSITED SUCH ORDINARY SHARES INTO ANY GLOBAL DEPOSITARY RECEIPT FACILITY ESTABLISHED OR MAINTAINED BY A DEPOSITARY BANK (INCLUDING ANY SUCH FACILITY MAINTAINED BY THE DEPOSITARY FOR THE GLOBAL AMERICAN DEPOSITARY RECEIPTS), OTHER THAN A RULE 144A RESTRICTED DEPOSITARY RECEIPT FACILITY, SO LONG AS SUCH ORDINARY SHARES ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a) (3) UNDER THE SECURITIES ACT. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALE OF THE ORDINARY SHARES OR ADSs.

IT IS EXPECTED THAT SHARES DEPOSITED HEREUNDER WILL BE REGISTERED ON THE SHARE REGISTER MAINTAINED BY THE RUSSIAN SHARE REGISTRAR OF UNITED HEAVY MACHINERY URALMASH-IZHORA GROUP (FORMERLY KNOWN AS URALMASH ZAVODY) IN THE NAME OF THE BANK OF NEW YORK AS DEPOSITARY OR ITS NOMINEE OR OF THE CUSTODIANS OR ITS NOMINEE. OWNERS AND BENEFICIAL OWNERS SHOULD BE AWARE, HOWEVER, THAT RUSSIA'S SYSTEM OF SHARE REGISTRATION AND CUSTODY CREATES CERTAIN RISKS OF LOSS THAT ARE NOT NORMALLY ASSOCIATED WITH INVESTMENTS IN THE UNITED STATES SECURITIES MARKET. THE DEPOSITARY WILL NOT BE LIABLE FOR THE UNAVAILABILITY OF SHARES, OR FOR THE FAILURE TO MAKE ANY DISTRIBUTION OF CASH OR PROPERTY WITH RESPECT THERETO AS A RESULT OF SUCH UNAVAILABILITY.

THE DEPOSITARY HAS BEEN ADVISED BY RUSSIAN COUNSEL THAT COURTS IN THE RUSSIAN FEDERATION WILL NOT RECOGNISE OR ENFORCE JUDGMENTS OBTAINED IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE COURTS OF THE STATE OF NEW YORK.

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITARY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE AGENT AUTHORIZED BY THE COMPANY FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC, ANY TRANSFER, PLEDGE, OR OTHER USE HEREOF FOR VALUE OR

OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

THE BANK OF NEW YORK

RULE 144A AMERICAN DEPOSITARY RECEIPT FOR

ORDINARY SHARES OF

NOMINAL VALUE OF 0.10 ROUBLES EACH OF

UNITED HEAVY MACHINERY (URALMASH-IZHORA GROUP) (INCORPORATED UNDER THE LAWS OF THE RUSSIAN FEDERATION)

The Bank of New York as depositary (hereinafter called the "**Depositary**"), hereby certifies that ______________________, or registered assigns IS THE OWNER OF ______________________

RULE 144A AMERICAN DEPOSITARY SHARES

representing deposited common shares in registered form, nominal value 0.10 Roubles (herein called "**Ordinary Shares**") of United Heavy Machinery (Uralmash-Izhora Group), incorporated under the laws of the Russian federation (herein called the "**Company**"). The term "**Depositary**" shall include The Bank of New York International Nominees, a New York Partnership, as nominee of The Bank of New York, or any other nominee of the Bank of New York, in whose name Shares are registered pursuant to the Deposit Agreement (as such term is hereinafter defined). As at the date hereof, each American Depositary Share represents 1 (one) Share deposited or subject to under the Deposit Agreement (as such term is therein defined). As at the date hereof, each American Depositary Share represents 1 (one) Share deposited or subject to under the Deposit Agreement (as such term is hereinafter defined) at the Moscow, Russian Federation, office of Internationale Nederlanden Bank (Eurasia) (herein called the "**Custodian**"). The Depositary's Corporate Trust Office is located at a different address than its principal executive office. Its Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286, and its principal executive office is located at 48 Wall Street, New York, New York 10286.

THE DEPOSITARY'S CORPORATE TRUST OFFICE ADDRESS IS 101 BARCLAY STREET, NEW YORK, NEW YORK 10286

1. THE DEPOSIT AGREEMENT

This Rule 144A American Depositary Receipt is one of an issue (herein called "**Receipts**"), all issued and to be issued upon the terms and conditions set forth in the deposit agreement, dated as of January 15, 1998 as amended (herein called the "**Deposit Agreement**"), by and among the Company, the Depositary, and all Owners and Beneficial Owners from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and become bound by all the terms and conditions thereof. The Deposit Agreement sets forth the rights of Owners and Beneficial Owners of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property, and cash are herein called "**Deposited Securities**"). Copies of the Deposit Agreement are on file at the Depositary's Corporate Trust Office in New York City and at the office of the Custodian.

The statements made on the face and reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made. Capitalized terms defined in the Deposit Agreement and not defined herein shall have the meanings set forth in the Deposit Agreement.

2. SURRENDER OF RECEIPTS AND WITHDRAWAL OF SHARES

Upon receipt by the Depositary at its Corporate Trust Office of written instructions from DTC or DTC's nominee on behalf of any Beneficial Owner, if the book-entry settlement system of DTC is then

available for the Book-Entry ADSs for the purpose of withdrawal of the Deposited Securities represented by a Beneficial Owner's beneficial interest in Book-Entry ADSs represented by the Master ADR, accompanied by such documents as the Depositary may require (including a purchase/sale contact relating to the transfer of the Shares) and upon payment of the fee of the Depositary for the surrender of Receipts as provided in Section 5.09 of the Deposit Agreement and payment of all taxes and governmental charges payable in connection with such surrender and withdrawal of the Deposited Securities and subject to the terms and conditions of the Deposit Agreement, the Charter of the Company and the Deposited Securities, the Owner of such Receipt acting on behalf of the Beneficial Owner or DTC participant shall be entitled to delivery, to him or upon his order, of the amount of Deposited Securities at the time represented by such American Depositary Shares evidenced by the Master ADR. Delivery of such Deposited Securities may be made by the delivery of (a) certificates or other documents evidencing title (including extracts from the Share Register) in the name of the Beneficial Owner of an interest herein or as ordered by him or properly endorsed or accompanied by proper instruments of transfer and (b) any other securities, property and cash to which such Beneficial Owner is then entitled in respect of this Receipt. The Depositary shall direct the Custodian or its agents to cause the transfer and recordation by the Russian Share Registrar on the Share Register of the Shares being withdrawn in the name of such Beneficial Owner or as directed by him as above provided, and the Company shall ensure that such transfer and recordation is effected within 72 hours of the Russian Share Registrar's receipt of such documentation as may be required by applicable law and the reasonable and customary regulations of the Russian Share Registrar. Upon such transfer and recordation, the Custodian shall deliver at the Moscow, Russian Federation, office of the Custodian, subject to Sections 2.6, 3.1 and 3.2 and to the other terms and conditions of the Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as above provided, documents evidencing title (including extracts from the Share Register) for the amount of Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, except that, if and to the extent practicable, the Depositary may make delivery to such person or persons at the Corporate Trust Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt, or of any proceeds of sale of any dividends, distributions or rights, which may at the time be held by the Depositary. At the request, risk and expense of any Beneficial Owner so surrendering an interest in this Receipt, and for the account of such Beneficial Owner, the Depositary shall direct the Custodian to forward any cash or other property (other than rights) comprising, and forward a certificate or certificates and other proper documents evidencing title for (as described above), the Deposited Securities represented by the American Depositary Shares evidenced by such Receipt to the Depositary for delivery at the Corporate Trust Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Owner, by cable, telex or facsimile transmission. Notwithstanding anything to the contrary in the Deposit Agreement, no Deposited Securities may be withdrawn upon the surrender of this Receipt unless the Depositary shall have received a duly executed and completed written certificate and agreement, in substantially the form annexed to the Deposit Agreement, by or on behalf of the person surrendering such Receipt who after such withdrawal will be the Beneficial Owner of such Deposited Securities.

3. TRANSFERS, SPLIT-UPS, AND COMBINATIONS OF RECEIPTS

The transfer of this Receipt is registrable without unreasonable delay on the books of the Depositary at its Corporate Trust Office by the Owner hereof in person or by a duly authorized attorney, upon surrender of this Receipt properly endorsed for transfer or accompanied by proper instruments of transfer and funds sufficient to pay any applicable transfer taxes and the expenses of the Depositary and upon compliance with such regulations, if any, as the Depositary may establish for such purpose. This Receipt may be split into other such Receipts, or may be combined with other such Receipts into one Receipt, evidencing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination, or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary, the Custodian, or Registrar may require payment from the depositor of the Shares or the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees and expenses as provided in this Receipt, may require the production of proof

satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such reasonable regulations as the Depositary may establish consistent with the provisions of the Deposit Agreement or this Receipt, including, without limitation, this Article 3.

The delivery of Receipts against deposit of Shares generally or against deposit of particular Shares may be suspended, or the transfer of Receipts in particular instances may be refused, or the registration of transfer of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of the Deposit Agreement or this Receipt, or for any other reason, subject to the provisions of the following sentence. Notwithstanding anything to the contrary in the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended subject only to (i) temporary delays caused by closing the transfer books of the Depositary or the Company or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation to the foregoing, the Depositary shall not knowingly accept for deposit under the Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares. The Depositary will in no event be required to accept Shares for deposit or issue Receipts against such delivery if the Depositary reasonably believes that at the time of issuance such Receipts would not be eligible under paragraph (d)(3) of Rule 144A.

4. LIABILITY OF OWNER OR BENEFICIAL OWNERS FOR TAXES

If any tax or other governmental charge shall become payable with respect to any Receipt or any Deposited Securities represented hereby, such tax or other governmental charge shall be payable by the Owner or Beneficial Owner hereof to the Depositary, and such Owner or Beneficial Owner shall be deemed liable therefor. In addition to any other remedies available to it, the Depositary may refuse to effect any transfer of this Receipt or any withdrawal of Deposited Securities represented by American Depositary Shares evidenced by such Receipt until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Owner or Beneficial Owner hereof any part or all of the Deposited Securities represented by the American Depositary Shares evidenced by this Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge and the Owner or Beneficial Owner hereof shall remain liable for any deficiency. The obligations of Owners and Beneficial Owners of Receipts under this Article 4 shall survive any transfer of Receipts pursuant to Section 2.4 of the Deposit Agreement, any surrender of Receipts and withdrawal of Deposited Securities pursuant to Section 2.5 of the Deposit Agreement, or the termination of the Deposit Agreement pursuant to Section 6.2 of the Deposit Agreement.

5. WARRANTIES ON DEPOSIT OF SHARES

Every person depositing Shares under the Deposit Agreement shall be deemed thereby to represent and warrant that such Shares and each certificate therefor are validly issued, fully paid, non-assessable, and free of any pre-emptive rights of the holders of outstanding Shares and that the person making such deposit is duly authorized so to do. Every such person shall also be deemed to represent that such Shares and the Receipts evidencing American Depositary Shares representing such Shares would not be Restricted Securities. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

6. FILING PROOFS, CERTIFICATES, AND OTHER INFORMATION

Any person presenting Shares for deposit or any Owner or Beneficial Owner of a Receipt may be required from time to time to file with the Depositary or the Custodians such proof of citizenship or residence, exchange control approval, or such information relating to the registration on the books of the Russian Share Registrar to execute such certificates and to make such representations and warranties, as the Depositary, or the Company, upon written notice to the Depositary, may deem necessary or proper. The

Depositary may, and at the reasonable written request of the Company shall, withhold the delivery or registration of transfer of any Receipt or the distribution of any dividend or sale or distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties made. No Share shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary that any necessary approval has been granted by any governmental body in the Russian Federation which is then performing the function of the regulation of currency exchange.

7. CHARGES OF DEPOSITARY

The Company agrees to pay the fees, reasonable expenses and out-of-pocket charges of the Depositary and those of any Registrar only in accordance with agreements in writing entered into between the Depositary and the Company from time to time. The Depositary shall present detailed statements for such charges and expenses to the Company once every three (3) months. The charges and expenses of the Custodians are for the sole account of the Depositary.

The following charges shall be incurred by any party depositing or withdrawing Shares, by any Owner of Receipts or by any party surrendering Receipts or to whom Receipts are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by the Company or an exchange of stock regarding the Receipts or Deposited Securities or a distribution of Receipts pursuant to Section 4.3 of the Deposit Agreement), whichever applicable: (1) taxes and other governmental charges, (2) such registration fees as may from time to time be in effect for the registration of transfers of Shares generally on the Share Register of the Company maintained by the Russian Share Registrar and applicable to transfers of Shares to the name of the Depositary or its nominee or the Custodian or its nominee on the making of deposits or withdrawals under the terms of the Deposit Agreement, (3) such cable, telex and facsimile transmission expenses as are expressly provided in the Deposit Agreement, (4) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section 4.5 of the Deposit Agreement, (5) a fee of $5.00 or less per 100 American Depositary Shares (or portion thereof) for the execution and delivery of Receipts pursuant to Sections 2.3, 4.3 or 4.4, of the Deposit Agreement and the surrender of Receipts pursuant to Sections 2.5 or 6.2 of the Deposit Agreement, (6) a fee of $.02 or less per American Depositary Share (or portion thereof) for any cash distribution made pursuant to the Deposit Agreement including but not limited to Sections 4.1 through 4.4, (7) a fee for the distribution of securities pursuant to Section 4.2 of the Deposit Agreement, such fee being in an amount equal to the fee for the execution and delivery of American Depositary Shares referred to above which would have been charged as a result of the deposit of such securities (for purposes of this clause (7) treating all such securities as if they were Shares), but which securities are instead distributed by the Depositary to Owners and (8) any other charge payable by the Depositary, any of the Depositary's agents, including the Custodian, or the agents of the Depositary's agents in connection with the servicing of Shares or other Deposited Securities (which charge shall be assessed against Owners of record as of the date or dates set by the Depositary in accordance with Section 4.6 and shall be collected at the sole discretion of the Depositary by billing such Owners for such charge or by deducting such charge from one or more cash dividends or other cash distributions).

The Depositary, subject to Article 8 hereof, may own and deal, in accordance with applicable law, in any class of securities of the Company and its affiliates and in Receipts.

8. PRE-RELEASE OF RECEIPTS

The Depositary may issue Receipts against rights to receive Shares from the Company. No such issue of Receipts will be deemed a "**Pre-Release**" subject to the restrictions of the following paragraph.

Unless requested by the Company to cease doing so, notwithstanding Section 2.3 of the Deposit Agreement, the Depositary may execute and deliver Receipts prior to the receipt of Shares pursuant to Section 2.2 of the Deposit Agreement (a "**Pre-Release**"). The Depositary may, pursuant to Section 2.5 of the Deposit Agreement, deliver Shares upon the receipt and cancellation of Receipts which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such Receipt has been Pre-Released. The Depositary may receive Receipts in lieu of Shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written

representation and agreement from the person to whom Receipts are to be delivered (the "**Pre-Releasee**") that the Pre-Releasee, or its customer, (i) owns the Shares or Receipts to be remitted, as the case may be, (ii) assigns all beneficial rights, title and interest in such Shares or Receipts, as the case may be, to the Depositary in its capacity as such and for the benefit of the Owners, and (iii) will not take any action with respect to such Shares or Receipts, as the case may be, that is inconsistent with such transfer of beneficial ownership (including, without the consent of the Depositary, disposing of such Shares or Receipts, as the case may be) other than in satisfaction of such Pre-Release, (b) at all times fully collateralized with cash, U.S. government securities or such other collateral as the Depositary determines, in good faith, will provide substantially similar liquidity and security, (c) terminable by the Depositary on not more than five (5) Business Days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The number of Shares not deposited but represented by American Depositary Shares outstanding at any time as a result of Pre-Releases will not normally exceed thirty percent (30%) of the Shares deposited under the Deposit Agreement; *provided, however,* that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate, and may, with the prior written consent of the Company, change such limit for purposes of general application. The Depositary will also set Dollar limits with respect to Pre-Release transactions to be entered into under the Deposit Agreement with any particular Pre-Releasee on a case-by-case basis as the Depositary deems appropriate. For purposes of enabling the Depositary to fulfill its obligations to the Owners under the Deposit Agreement, the collateral referred to in clause (b) above shall be held by the Depositary as security for the performance of the Pre-Releasee's obligations to the Depositary in connection with a Pre-Release transaction, including the Pre-Releasee's obligation to deliver Shares or Receipts upon termination of a Pre-Release transaction (and shall not, for the avoidance of doubt, constitute Deposited Securities under the Deposit Agreement).

The Depositary may retain for its own account any compensation received by it in connection with the foregoing.

The Company shall have no liability to any Owner with respect to any representations, actions or omissions by the Depositary, any holder of Receipts, or any Owner or any of their respective agents pursuant to Section 2.9 of the Deposit Agreement and this Article 8.

9. TITLE TO RECEIPTS

It is a condition of this Receipt and every successive Owner or Beneficial Owner of this Receipt by accepting or holding the same consents and agrees, that title to this Receipt when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument under the laws of the State of New York, *provided, however,* that the Depositary and the Company, notwithstanding any notice to the contrary, may treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute Owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement or for all other purposes and neither the Depositary nor the Company will have any obligation or be subject to any liability under the Deposit Agreement to any holder of a Receipt, unless such holder is the Owner thereof.

10. VALIDITY OF RECEIPT

This Receipt shall not be entitled to any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized signatory of the Depositary; *provided, however, that* such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar.

11. REPORTS; INSPECTION OF TRANSFER BOOKS

The Company has agreed that, if at any time prior to the termination of the Deposit Agreement the Company is neither a reporting company under Section 13 or 15(d) of the Securities Exchange Act of 1934 nor exempt from the reporting requirements of the Securities Exchange Act of 1934 by reason of Rule 12g3-

2(b) thereunder, the Company will provide, at its expense, to any Owner or Beneficial Owner or any holder of Shares, and to any prospective purchaser of American Depositary Shares or Shares designated by such person, upon request of such Owner, Beneficial Owner, holder or prospective purchaser, the information required by Rule 144A(d)(4)(i) and otherwise comply with Rule 144A(d)(4). If at any time the Company is neither subject to Section 13 or 15 (d) of the Securities Exchange Act of 1934 nor exempt pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (as determined by the Office of International Corporate Finance of the Commission), the Company has agreed to immediately so notify the Depositary, and the Depositary may so notify the Owners in writing at the Company's expense.

The Company has authorized the Depositary to deliver such information as furnished by the Company by to the Depositary during any period in which the Company informs the Depositary it is subject to the information delivery requirements of Rule 144A(d)(4) to any such Owner, Beneficial Owner, holder of Shares or prospective purchaser at the request of such person. The Company has agreed (unless otherwise agreed between the Company and the Depositary) to reimburse the Depositary for its reasonable expenses in connection with such deliveries and to provide the Depositary with such information in such quantities as the Depositary may from time to time reasonably request.

The Depositary will make available for inspection by Owners of Receipts at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary will also send to Owners (i) copies of such reports when furnished by the Company pursuant to Section 5.6 of the Deposit Agreement, (ii) copies of any written communications provided to the Depositary by the Russian Share Registrar pursuant to Section 5.13(b)(v) of the Deposit Agreement, and (iii) copies of any notices given or required to be given by the Depositary pursuant to Section 5.13(d) of the Deposit Agreement. Any such reports and communications, including any such proxy soliciting material, furnished to the Depositary by the Company shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the Commission.

The Depositary will keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Owners of Receipts provided that such inspection shall not be for the purpose of communicating with Owners of Receipts in the interest of a business or object other than the business of the Company, including without limitation a matter related to the Deposit Agreement or the Receipts.

12. DIVIDENDS AND DISTRIBUTIONS

As promptly as practicable after the Depositary receives any cash dividend or other cash distribution on any Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a foreign currency can in the judgment of the Depositary be converted on a reasonable basis into United States dollars transferable to the United States, and subject to the Deposit Agreement, convert such dividend or distribution into Dollars and, after fixing a record date in respect thereof pursuant to Section 4.6 of the Deposit Agreement, shall, as promptly as practicable, distribute the amount thus received (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.9 of the Deposit Agreement) to the Owners of Receipts entitled thereto; *provided, however,* that in the event that the Company or the Depositary is required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Owners of the Receipts evidencing American Depositary Shares representing such Deposited Securities shall be reduced accordingly.

Subject to the provisions of Sections 4.11 and 5.9 of the Deposit Agreement, whenever the Depositary receives any distribution other than a distribution described in Sections 4.1, 4.3 or 4.4 of the Deposit Agreement, the Depositary shall, as promptly as practicable, cause the securities or property received by it to be distributed to the Owners of Receipts entitled thereto, in any manner that the Depositary may reasonably deem equitable and practicable for accomplishing such distribution; *provided, however,* that if in the opinion of the Depositary such distribution cannot be made proportionately among the Owners of

Receipts entitled thereto, or if for any other reason the Depositary reasonably deems such distribution not to be feasible, the Depositary may, after consultation with the Company to the extent practicable, adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including, but not limited to, the public or private sale of the securities or property thus received, or any part thereof, and the net proceeds of any such sale (net of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.9 of the Deposit Agreement) shall be distributed by the Depositary to the Owners of Receipts entitled thereto all in the manner and subject to the conditions described in Section 4.1 of the Deposit Agreement; *provided, however, that* no distribution to Owners pursuant to Section 4.2 of the Deposit Agreement shall be unreasonably delayed by any action of the Depositary or any of its agents.

If any distribution consists of a dividend in, or free distribution of, Shares, the Depositary may and shall if the Company shall so request, distribute, as promptly as practicable, to the Owners of outstanding Receipts entitled thereto, additional Receipts evidencing an aggregate number of American Depositary Shares representing the amount of Shares received as such dividend or free distribution subject to the terms and conditions of the Deposit Agreement with respect to the deposit of Shares and the issuance of American Depositary Shares evidenced by Receipts, including the withholding of any tax or other governmental charge as provided in Section 4.11 of the Deposit Agreement and the payment of the fees and expenses of the Depositary as provided in Article 7 hereof and Section 5.9 of the Deposit Agreement. The Depositary may withhold any such distribution of Receipts under Section 4.03 of the Deposit Agreement if it has not received satisfactory assurances from the Company that such distribution does not require registration under the Securities Act of 1933 or is exempt from registration under the provisions of such Act. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the amount of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.1 of the Deposit Agreement *provided, however, that* no distribution to Owners pursuant to Section 4.3 of the Deposit Agreement shall be unreasonably delayed by any action of the Depositary of any action of its agents. If additional Receipts are not so distributed, each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. Each beneficial owner of Receipts or Shares so distributed shall be deemed to have acknowledged that the Receipts have not been registered under the Securities Act of 1933 and to have agreed to comply with the restrictions on transfer set forth on the face of this Receipt.

In the event that the Depositary determines that any distribution in property (including Shares and rights to subscribe therefor) or any deposit of Shares, transfer of Receipts or withdrawal of Deposited Securities under the Deposit Agreement is subject to any tax or other governmental charge which the Depositary determines, in its absolute discretion, it is, or may be, obligated to withhold, the Depositary may by public or private sale dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay any such taxes or charges, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes or charges to the Owners of Receipts entitled thereto. The Depositary will forward to the Company such information from its records as the Company may request to enable the Company to file necessary reports with governmental authorities or agencies, and either the Company or the Depositary may file any such reports necessary to obtain benefits under any applicable tax treaties for Owners.

13. RIGHTS

In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary, after consultation with the Company to the extent practicable, shall have discretion as to the procedure to be followed in making such rights available to any Owners or in disposing of such rights on behalf of any Owners and making the net proceeds available to such Owners or, if by the terms of such rights offering or for any other reason, the Depositary may not either make such rights available to any Owners or dispose of such rights and make the net proceeds available to such Owners, then the Depositary shall allow the rights to lapse. If at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to all or certain Owners but not to other Owners, the Depositary may, and at the request of the Company shall, distribute to any Owner to whom it determines the distribution to be lawful

and feasible, in proportion to the number of American Depositary Shares held by such Owner, warrants or other instruments therefor in such form as it deems appropriate.

In circumstances in which rights would otherwise not be distributed, if an Owner of Receipts requests the distribution of warrants or other instruments in order to exercise the rights allocable to the American Depositary Shares of such Owner hereunder, the Depositary will promptly make such rights available to such Owner upon written notice from the Company to the Depositary that (a) the Company has elected in its sole discretion to permit such rights to be exercised and (b) such Owner has executed such documents as the Company has determined in its sole discretion are reasonably required under applicable law.

If the Depositary has distributed warrants or other instruments for rights to all or certain Owners, then upon instruction from such an Owner pursuant to such warrants or other instruments to the Depositary from such Owner to exercise such rights, upon payment by such Owner to the Depositary for the account of such Owner of an amount equal to the purchase price of the Shares to be received upon the exercise of the rights, and upon payment of the fees and expenses of the Depositary and any other charges as set forth in such warrants or other instruments, the Depositary shall, on behalf of such Owner, exercise the rights and purchase the Shares, and the Company shall cause the Shares so purchased to be delivered to the Depositary on behalf of such Owner. As agent for such Owner, the Depositary will cause the Shares so purchased to be deposited pursuant to Section 2.2 of the Deposit Agreement, and shall, pursuant to Section 2.3 of the Deposit Agreement, execute and deliver Receipts to such Owner. In the case of a distribution pursuant to the second paragraph of this Article 13, such Receipts shall be legended in accordance with applicable U.S. laws, and shall be subject to the appropriate restrictions on sale, deposit, cancellation, and transfer under such laws.

If the Depositary determines, after consultation with the Company to the extent practicable that it is not lawful and feasible to make such rights available to all or certain Owners, it may, and at the request of the Company shall, use its best efforts that are reasonable under the circumstances to sell the rights, warrants or other instruments in proportion to the number of American Depositary Shares held by the Owners to whom it has determined it may not lawfully or feasibly make such rights available, and shall allocate the net proceeds of such sales (net of the fees and expenses of the Depositary as provided in Section 5.9 of the Deposit Agreement and all taxes and governmental charges payable in connection with such rights and subject to the terms and conditions of the Deposit Agreement) for the account of such Owners otherwise entitled to such rights, warrants or other instruments, upon an averaged or other practical basis without regard to any distinctions among such Owners because of exchange restrictions or the date of delivery of any Receipt or otherwise. Such proceeds shall be distributed as promptly as practicable in accordance with Section 4.1 of the Deposit Agreement.

The Depositary will not offer rights to Owners unless both the rights and the securities to which such rights relate are either exempt from registration under the Securities Act of 1933 with respect to a distribution to all Owners or are registered under the provisions of such Act; provided, that nothing in the Deposit Agreement or this Receipt shall create any obligation on the part of the Company to file a registration statement with respect to such rights or underlying securities or to endeavour to have such a registration statement declared effective. If an Owner of Receipts requests the distribution of warrants or other instruments, notwithstanding that there has been no such registration under such Act, the Depositary shall not effect such distribution unless it has received an opinion from recognised counsel in the United States for the Company upon which the Depositary may rely that such distribution to such Owner is exempt from such registration.

The Depositary shall not be responsible for any failure to determine that it may be lawful or feasible to make such rights available to Owners in general or any Owner in particular.

14. CONVERSION OF FOREIGN CURRENCY

Whenever the Depositary or the Custodian shall receive foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, into the Depositary's foreign investment account in the Russian Federation, and if at the time of the receipt thereof the foreign currency so received can in the judgment of the Depositary be converted on a reasonable basis into Dollars and the resulting Dollars transferred to the United States, the Depositary shall convert or cause to be

converted, as promptly as practicable, by sale or in any other manner that it may determine in accordance with applicable law, such foreign currency into Dollars, and such Dollars shall be distributed as promptly as practicable to the Owners entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such Dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Owners on account of exchange restrictions, the date of delivery of any Receipt or otherwise and shall be net of any expenses of conversion into Dollars incurred by the Depositary as provided in Section 5.9 of the Deposit Agreement.

If such conversion or distribution can be effected only with the approval or license of any government or agency thereof, the Depositary shall file, as practicable, such application for approval or license, however, the Depositary shall be entitled to rely on local Russian counsel in such matters, which counsel shall be instructed to act as promptly as practicable.

If at any time any foreign currency received by the Depositary or the Custodian is not, pursuant to applicable law, convertible into Dollars transferable to the United States, or if any approval or license of any government or agency thereof which is required for such conversion is denied or in the opinion of the Depositary cannot promptly be obtained, or if any such approval or license is not obtained the Depositary shall, (a) as to that portion of the foreign currency that is convertible into Dollars, make such conversion and if permitted by applicable law, transfer such Dollars to the United States for distribution in accordance with the first paragraph of Section 4.5 of the Deposit Agreement and of this Article 14 and (b) as to the nonconvertible balance, if any, (i) if requested in writing by an Owner distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to such Owner and (ii) if not so requested by the Owner hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled to receive the same.

If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution to some of the Owners entitled thereto, the Depositary may in its discretion make such conversion and distribution in Dollars to the extent permissible to the Owners entitled thereto and may distribute the balance of the foreign currency received by the Depositary to, or hold such balance uninvested and without liability for interest thereon for the respective accounts of, the Owners entitled thereto.

15. RECORD DATES

The Depositary shall fix a record date

(a) for the determination of the Owners who shall be

- (i) entitled to receive a dividend, rights or other distribution or the net proceeds of the sale thereof,
- (ii) entitled to give instructions for the exercise of voting rights at any meeting of holders of Shares or other Deposited Securities,
- (iii) obligated to pay any charge pursuant to Section 5.9(8) of the Deposit Agreement,
- (iv) entitled or obligated, as the case may be, to act in respect of any other matter in connection with which the Depositary shall find it necessary or convenient to set a record date, and/or

(b) for the determination of the date on or after which each American Depositary Share will represent a different number of Shares pursuant to Section 4.8 of the Deposit Agreement.

16. VOTING OF DEPOSITED SECURITIES

Upon receipt of notice of any meeting of holders of Shares or other Deposited Securities, if requested in writing by the Company, the Depositary shall, as soon as practicable thereafter, mail to the Owners of Receipts a notice which shall contain (a) such information as is contained in such notice of meeting received by the Depositary from the Company (or if requested by the Company, a summary of such information provided by the Company), (b) a statement that the Owners of Receipts as of the close of business on a specified record date will be entitled, subject to any applicable provision of law and of the Charter of the Company, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares and (c) a statement as to the manner in which such instructions may be given including an express indication that instructions may be given or deemed given in accordance with the penultimate sentence of this paragraph if no instruction is received to the Depositary to give a discretionary proxy to a person designated by the Company. Upon the written request of an Owner of a Receipt on such record date, received on or before the date established by the Depositary for such purpose, the Depositary shall endeavour insofar as practicable to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions. If no instructions are received by the Depositary from any Owner with respect to any of the Deposited Securities represented by the American Depositary Shares evidenced by such Owner's Receipts on or before the date established by the Depositary for such purpose, the Depositary shall deem such Owner to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, *provided that* no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (x) the Company does not wish to proxy given (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of holders of Shares. The Depositary shall if requested by the Company deliver, at least two (2) Business Days prior to the date of such meeting, to the Company, to the attention of its Secretary, copies of all instructions received from Owners in accordance with which the Depositary will vote, or cause to be voted, the Deposited Securities represented by the American Depositary Shares evidenced by such Receipts at such meeting. Delivery of instructions will be made at the expense of the Company (unless otherwise agreed in writing by the Company and the Depositary) *provided that* payment of such expense shall not be a condition precedent to the obligations of the Depositary under this Section.

17. CHANGES AFFECTING DEPOSITED SECURITIES

In circumstances where the provisions of Section 4.3 of the Deposit Agreement do not apply, upon any change in nominal value, change in par value, split-up, consolidation, or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation, or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or a Custodian in exchange for or in conversion of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent, in addition to the existing Deposited Securities, the new Deposited Securities so received in exchange or conversion, unless additional Receipts are delivered pursuant to the following sentence. In any such case the Depositary may, in its reasonable discretion, after consultation with the Company to the extent practicable, and shall if the Company shall so request, execute and deliver additional Receipts as in the case of a dividend in Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

18. LIABILITY OF THE COMPANY AND DEPOSITARY

Neither the Depositary nor the Company nor any of their respective directors, employees, agents or affiliates shall incur any liability to any Owner or Beneficial Owner of any Receipt, if by reason of any provision of (a) any present or future law or regulation of the United States, the Russian Federation or any

other country, or of any other governmental or regulatory authority or stock exchange, or by reason of any act of God or war or other circumstances beyond its control, or (b) in the case of the Depositary only, (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision, present or future, of the charter of the Company or any other instrument of the Company governing the Deposited Securities or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, the Depositary or the Company shall be prevented, delayed or forbidden from or be subject to any civil or criminal penalty on account of doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed (including, in the case of the Depositary, delivery of any Deposited Securities or distribution of cash or property in respect thereof pursuant to Articles 12 and 13 hereof); nor shall the Depositary or the Company or any of their respective directors, employees, agents or affiliates incur any liability to any Owner or Beneficial Owner of a Receipt by reason of any nonperformance or delay, caused as aforesaid, in the performance of any act or thing which by the terms of the Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement. Where, by the terms of a distribution pursuant to Sections 4.1, 4.2 or 4.3 of the Deposit Agreement, or an offering or distribution pursuant to Section 4.4 of the Deposit Agreement, the Depositary is prevented or prohibited from making such distribution or offering available to Owners, and the Depositary is prevented or prohibited from disposing of such distribution or offering on behalf of such Owners and making the net proceeds available to such Owners, then the Depositary, after consultation with the Company to the extent practicable, shall not make such distribution or offering, and shall allow any rights, if applicable, to lapse. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Owners or Beneficial Owners, except that (i) the Company agrees to perform its obligations specifically set forth in the Deposit Agreement and (ii) the Depositary agrees to perform its obligations specifically set forth in the Deposit Agreement without negligence or bad faith. The Depositary shall not be subject to any liability with respect to the validity or worth of the Deposited Securities. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit, or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability shall be furnished as often as may be required, and the Custodian shall not be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Owner or Beneficial Owner, or any other person believed by it in good faith to be competent to give such advice or information; *provided, however,* that in the case of the Company, advice of or information from legal counsel is from recognised U.S. counsel for U.S. legal issues, recognised Russian counsel for Russian legal issues and recognised counsel of any other jurisdiction for legal issues with respect to that jurisdiction. The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, *provided that* any such action or inaction is in good faith. The Depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the Depositary or in connection with a matter arising wholly after the removal or resignation of the Depositary, *provided that* in connection with the issue out of which such potential liability arises, the Depositary performed its obligations without negligence or bad faith while it acted as Depositary. The Depositary shall not be liable to the Company, any Owner or Beneficial Owner or any other person for the unavailability of Deposited Securities or for the failure to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future law or regulation of the United States, the Russian Federation or any other country, (iii) any provision of any present or future regulation of any governmental or regulatory authority or stock exchange, (iv) any provision of any present or future charter of the Company or any other instrument of the Company governing the Deposited Securities, (v) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof, or (vi) any act of God or war or other circumstance beyond its control. The Company agrees to indemnify the Depositary, any Custodian, and their respective directors, employees, agents and affiliates and any Custodian against, and hold each of them harmless from, any liability or expense (including, but not limited to, the reasonable fees and expenses of counsel) which

may arise out of (a) any registration with the Commission of Receipts, American Depositary Shares or Deposited Securities or the offer or sale thereof, or out of acts performed or omitted, in accordance with the provisions of the Deposit Agreement and of the Receipts, as the same may be amended, modified, or supplemented from time to time, (i) by either the Depositary or a Custodian or their respective directors, employees, agents and affiliates, except for any liability or expense arising out of the negligence or bad faith of either of them and except to the extent that such liability or expense arises out of information relating to the Depositary or the Custodian, as applicable, furnished in writing to the Company by the Depositary or the Custodian, as applicable, expressly for use in any registration statement, proxy statement, prospectus (or placement memorandum) or preliminary prospectus (or preliminary placement memorandum) relating to the Shares, or omissions from such information, or (ii) by the Company or any of its directors, employees, agents and affiliates or (b) the unavailability of Deposited Securities or the failure to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future Charter of the Company or any other instrument of the Company governing Deposited Securities or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof. The indemnities contained in this paragraph shall not extend to any liability or expense which may arise out of any Pre-Release (as defined in Section 2.9 of the Deposit Agreement) of a Receipt or Receipts in accordance with Section 2.9 of the Deposit Agreement and which would not otherwise have arisen had such Receipt or Receipts not been the subject of a Pre-Release pursuant to Section 2.9 of the Deposit Agreement; *provided, however, that* the indemnities provided in the preceding paragraph shall apply to any liability or expense (i) to the extent that such liability or expense would have arisen had a Receipt or Receipts not been the subject of a Pre-Release, or (ii) which may arise out of any misstatement or alleged misstatement or omission or alleged omission in any registration statement, proxy statement, prospectus (or placement memorandum), or preliminary prospectus (or preliminary placement memorandum) relating to the offer of sale of American Depositary Shares, except to the extent any such liability or expense arises out of (A) information relating to the Depositary or any Custodian (other than the Company), as applicable, furnished in writing and not materially changed or altered by the Company expressly for use in any of the foregoing documents, or, (B) if such information is provided, the failure to state a material fact necessary to make the information provided not misleading. No disclaimer of liability under the Securities Act of 1933 is intended by any provision of the Deposit Agreement.

19. RESIGNATION AND REMOVAL OF THE DEPOSITARY; APPOINTMENT OF SUCCESSOR CUSTODIANS

The Depositary may at any time resign as Depositary hereunder by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. Whenever the Depositary in its discretion determines that it is in the best interest of the Owners of Receipts to do so, it may appoint a substitute or additional custodian or custodians.

20. AMENDMENT

The form of the Receipts and any provisions of the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary without the consent of Owners or Beneficial Owners in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (other than taxes and other governmental charges, registration fees and cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which shall otherwise prejudice any substantial existing right of Owners of Receipts, shall, however, not become effective as to outstanding Receipts until the expiration of thirty (30) days after notice of such amendment shall have been given to the Owners of outstanding Receipts. Every Owner of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Owner of any Receipt to surrender such Receipt and receive therefor the

Deposited Securities represented thereby except in order to comply with mandatory provisions of applicable law.

21. TERMINATION OF DEPOSIT AGREEMENT

The Depositary at any time at the direction of the Company, shall terminate the Deposit Agreement by mailing notice of such termination to the Owners of all Receipts then outstanding at least thirty (30) days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to the Company and the Owners of all Receipts then outstanding, such termination to be effective on a date specified in such notice not less than thirty (30) days after the date thereof, but only if at any time thirty (30) days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. On and after the date of termination, the Owner of a Receipt will, upon (a) surrender of such Receipt at the Corporate Trust Office of the Depositary and (b) payment of any applicable taxes or governmental charges and the fees and expenses of the Depositary, including the fee of the Depositary for the surrender of Receipts referred to in Article 7 hereof, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in the manner provided in Section 2.5 of the Deposit Agreement. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Owners thereof, and shall not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights and other property as provided in the Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges). At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities then held under the Deposit Agreement and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it thereunder, unsegregated and without liability for interest, for the *pro rata* benefit of the Owners of Receipts which have not theretofore been surrendered, such Owners thereupon becoming general creditors of the Depositary with respect to such net proceeds. After making such sale, the Depositary shall be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash (after deducting, in each case, the fee of the Depositary for the surrender of a Receipt, any expenses for the account of the Owner of such Receipt in accordance with the terms and conditions of the Deposit Agreement, and any applicable taxes or governmental charges) and except as provided in Section 5.8 of the Deposit Agreement. Upon the termination of the Deposit Agreement, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary with respect to indemnification, charges, and expenses.

22. ARBITRATION; WAIVER OF IMMUNITIES

The Deposit Agreement provides that any controversy, claim or cause of action brought (i) by any party to the Deposit Agreement against the Company or (ii) by the Company against the Depositary, arising out of or relating to the Shares or other Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Rules of the London Court of International Arbitration and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof; provided, that in the event of any third-party litigation to which the Depositary is a party and to which the Company may properly be joined, the Company may be so joined in any court of competent jurisdiction in which such litigation is proceeding; and provided further that any such controversy, claim or cause of action that relates to or is based upon the provisions of the Federal securities laws of the United States or the rules and regulations promulgated thereunder may, but need not, be submitted to arbitration as provided in the Deposit Agreement. The Deposit Agreement further

provides that any controversy, claim or cause of action arising out of or relating to the Shares or other Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement not subject to arbitration above shall be litigated in the federal and state courts in the Borough of Manhattan.

To the extent that the Company or any of its properties, assets or revenues may have or hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any respect thereof, from setoff or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, from attachment in aid of execution or judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with the Shares or Deposited Securities, the American Depositary Shares, the Receipts or the Deposit Agreement, the Company, to the fullest extent permitted by law, hereby irrevocably and unconditionally waives, and agrees not to plead or claim, any such immunity and consents to such relief and enforcement.

23. REGISTRATION OF SHARES; RUSSIAN SHARE REGISTRAR; SHARE REGISTER

(a) The Company has designated and appointed Novy Registrator (Moscow) as its Russian Share Registrar in respect of the Shares and Deposited Securities. The Company further agrees to take any and all action, including the filing of any and all such documents and instruments, as may be necessary to continue the designation and appointment of a Russian Share Registrar in full force and effect for so long as any American Depositary Shares or Receipts remain outstanding or this Agreement remains in force.

(b) The Company has agreed in the Deposit Agreement that it shall, at any time and from time to time:

(i) take any and all action as may be necessary to assure the accuracy and completeness of all information set forth in the Share Register maintained by the Russian Share Registrar in respect of the Shares or Deposited Securities;

(ii) provide or cause the Russian Share Registrar to provide to the Depositary, the Custodian or their respective agents unrestricted access to the Share Register, in such manner and upon such terms and conditions as the Depositary may, in its sole discretion, deem appropriate, to permit the Depositary, the Custodian or their respective agents to regularly (and in any event not less than monthly) confirm the number of Deposited Securities registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement and, in connection therewith, to provide the Depositary, the Custodian or their respective agents, upon request, with a duplicate extract from the Share Register duly certified by the Russian Share Registrar (or some other evidence of verification which the Depositary, in its sole discretion, deems sufficient);

(iii) ensure that the Russian Share Registrar promptly (and, in the event, within 72 hours after receipt from the Custodians or any of its agents of such documents as may be required by applicable law and the reasonable and customary regulations of the Russian Share Registrar) effects the re-registration of ownership of Deposited Securities in the Share Register in connection with any deposit or withdrawal of Shares or Deposited Securities under the Deposit Agreement;

(iv) permit and cause the Russian Share Registrar to permit the Depositary or the Custodian to register any Shares or other Deposited Securities held hereunder in the name of the Depositary, the Custodian or their respective nominees (which may, but need not be, a nonresident of the Russian Federation); and

(v) ensure that the Russian Share Registrar promptly notifies the Depositary in writing at any time that the Russian Share Registrar (A) eliminates the name of a shareholder of the Company from the Share Register or otherwise alters a shareholder's interest in the Company's shares and such shareholder alleges that such elimination or alteration is unlawful; (B) no longer will be able materially to comply with, or has engaged in conduct that indicates it will not materially comply with, the provisions of the Deposit Agreement relating to it (including, without limitation, Section 5.13 thereof); (C) refuses to re-register shares of the Company in the name of a particular purchaser and such purchaser (or its respective seller) alleges that such refusal is unlawful; (D) holds shares of the Company for its own account; or (E) has materially breached the provisions of the Deposit Agreement relating to it (including, without limitation, Section 5.13 thereof) and has failed to cure such breach within a reasonable time.

(c) The Company has agreed in the Deposit Agreement that it shall be solely liable for any act or failure to act on the part of the Russian Share Registrar and that the Company shall be solely liable for the unavailability of Deposited Securities or for the failure of the Depositary to make any distribution of cash or property with respect thereto as a result of (i) any act or failure to act of the Company or its agents, including the Russian Share Registrar, or their respective directors, employees, agents or affiliates, (ii) any provision of any present or future Charter of the Company or any other instrument of the Company governing the Deposited Securities, or (iii) any provision of any securities issued or distributed by the Company, or any offering or distribution thereof.

(d) The Depositary has agreed in the Deposit Agreement that the Depositary or the Custodians will regularly (and in any event not less than monthly) confirm the number of Deposited Securities registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement. The Company and the Depositary have agreed in the Deposit Agreement that, for purposes of the rights and obligations under the Deposit Agreement and this Receipt of the parties thereto and hereto, the records of the Depositary and the Custodian shall be controlling for all purposes with respect to the number of Shares or other Deposited Securities which should be registered in the name of the Depositary, the Custodian or their respective nominees, as applicable, pursuant to the terms of the Deposit Agreement. The Depositary agrees that it will instruct the Custodian to maintain custody of all duplicate share extracts (or other evidence of verification) provided to the Depositary, the Custodian or their respective agents pursuant to the terms of the Deposit Agreement. In the event of any material discrepancy between the records of the Depositary or the Custodians and the Share Register, then, if an officer of the ADR Department of the Depositary has actual knowledge of such discrepancy, the Depositary shall promptly notify the Company. In the event of any discrepancy between the records of the Depositary or the Custodians and the Share Register, the Company has agreed that (whether or not it has received any notification from the Depositary) it will (i) use its best efforts to cause the Russian Share Registrar to reconcile its records to the records of the Depositary or the Custodians and to make such corrections or revisions in the Share Register as may be necessary in connection therewith, and (ii) to the extent the Company is unable to so cause such records to be so reconciled, promptly instruct the Depositary to notify the Owners of the existence of such discrepancy. Upon receipt of such instruction, the Depositary will promptly give such notification to the Owners pursuant to Section 4.9 of the Deposit Agreement (it being understood that the Depositary may at any time give such notification to the Owners, whether or not it has received instructions from the Company) and will promptly cease issuing Receipts pursuant to Section 2.2 of the Deposit Agreement until such time as, in the opinion of the Depositary, such records have been appropriately reconciled.

24. DISCLOSURE OF INTERESTS

To the extent that provisions of or governing any Deposited Securities (including the Company's Charter or applicable law) may require the disclosure of beneficial or other ownership of Deposited

Securities, other Shares and other securities to the Company and may provide for blocking transfer and voting or other rights to enforce such disclosure or limit such ownership, the Depositary shall use its best efforts that are reasonable under the circumstances to comply with Company instructions as to Receipts in respect of any such enforcements or limitation, and Owners and Beneficial Owners shall comply with all such disclosure requirements and ownership limitations and shall cooperate with the Depositary's compliance with such Company instructions.

TRANSFER RESTRICTIONS AND SETTLEMENT

Prospective purchasers are advised to consult legal counsel prior to making any resale, pledge or transfer of ADRs.

Transfers of Shares between ADR Facilities

Terms used in this section will have the meanings set forth elsewhere in these Listing Particulars, the Level 1 Deposit Agreement and the Rule 144A Deposit Agreement.

The Parent Company has two active American depositary receipt facilities in respect of its Shares. One such facility has been established in respect of its Shares that are "restricted securities" within the meaning of Rule 144 under the Securities Act (the "**Restricted ADR Facility**") and the other facility has been established in respect of its Shares that are not restricted within the meaning of such Rule (the "**Unrestricted ADR Facility**" and, together with the Restricted ADR Facility, the "**Existing ADR Facilities**"). With limited exceptions, for so long as any Shares are, or, as the case may be, shall be deemed to be "restricted securities" within the meaning of Rule 144 (the "**Holding Period**") the holder of such Shares may not deposit such Shares in any depositary receipt facility established in respect of Shares that is not so restricted.

Consequently, throughout the Holding Period, a holder of ADRs that are "restricted securities" may not deposit Shares in the Unrestricted ADR Facility but may, subject to the terms of the relevant deposit agreement, deposit Shares in the Restricted ADR Facility. Subsequent to the Holding Period, a holder of ADRs that are not subject to any restrictions on resale may, subject to the terms of the relevant deposit agreements, deposit Shares in either of the Existing ADR Facilities.

The Parent Company and the Depositary have agreed, subject to applicable law and the restrictions specified above, to permit and facilitate the deposit of shares into the Existing ADR Facilities.

Settlement and Clearance of the ADRs

Terms used in this section will have the meanings set forth elsewhere in these Listing Particulars, in the Rule 144A Deposit Agreement and the Level 1 Deposit Agreement.

DTC is a limited-purpose trust company organised under the laws of the State of New York, a "banking organisation" within the meaning of New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities for DTC participants and facilitates the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes in accounts of DTC participants. DTC participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organisations. Indirect access to DTC is also available to others, such as banks, brokers, dealers and trust companies which clear through or maintain a custodial relationship with a DTC participant, either directly or indirectly.

The ADRs have been accepted in the DTC's book-entry settlement system. A Master Rule 144A ADR certificate and a Master Level 1 ADR certificate have been issued to DTC and registered in the name of Cede & Co, as nominee of DTC, and are held by the Depositary as custodian for DTC. Cede & Co initially is the registered holder of all ADRs for all purposes under the Rule 144A Deposit Agreement and the Level 1 Deposit Agreement. Accordingly, each beneficial owner of an interest in the ADRs must rely upon the procedures of the institutions having accounts with DTC to exercise or be entitled to any rights of an ADR holder. ADRs that are not traded through DTC's book-entry settlement system are administered by the depositary which issues definitive certificates to the relevant holders of such ADRs.

TAXATION

The following is a summary of certain tax considerations that may be relevant to a holder of ADRs or Shares. However, prospective investors should consult their own advisers regarding the tax consequences of an investment in the ADRs or Shares.

RUSSIA

General

The following is a summary of certain Russian tax considerations relevant to the purchase, ownership and disposition of ADRs and Shares by their non-resident holders. The summary does not seek to address the applicability of, and procedures in relation to, taxes levied by the regions, municipalities or other non-federal level authorities of the Russian Federation. Nor does the summary seek to address the availability of double tax treaty relief, and it should be noted that there may be practical difficulties involved in claiming double tax treaty relief. Prospective investors should consult their own advisers regarding the tax consequences of investing in the ADRs and Shares. No representations with respect to the Russian tax consequences to any particular holder are made hereby.

The Russian tax rules applicable to the above financial instruments are characterised by uncertainties and by a lack of interpretative guidance. Both the substantive provisions of Russian tax law and the interpretation and application of those provisions by the Russian tax authorities may be subject to more rapid and unpredictable change than in a jurisdiction with more developed capital markets. In particular, the interpretation and application of such provisions will in practice rest substantially with local tax inspectors.

For the purposes of this summary, a "non-resident holder" means (i) a physical person, physically present in the Russian Federation for less than 183 days in a given calendar year or (ii) a legal person or organisation, in each case not organised under Russian law, that holds and disposes of ADRs, or Shares otherwise than through a permanent establishment in Russia.

Taxation of Dividends

Dividends paid to a non-resident holder generally are subject to Russian withholding tax, which will be withheld by us acting as a tax agent. The applicable tax rate on dividends will depend on whether the dividend recipient is a legal entity or an individual. Dividends paid to a non-resident holder that is a legal entity generally will be subject to Russian withholding tax at a rate of 15%. Dividends paid to non-resident individuals are subject to Russian withholding tax at a rate of 30%.

Withholding tax on dividends may be reduced under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, the Convention Between the United States of America and the Russian Federation for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, or the US – Russia Tax Treaty, provides for reduced withholding rates on dividends paid to US holders who are beneficial owners of the dividends. For example, a 10% rate applies to dividends paid to US holders, while a 5% rate applies to dividends paid to US holders that are legal entities owning at least 10% of the entity's voting stock (or at least 10% of statutory capital if there is no voting stock). Similarly, the Convention Between the Government of the Russian Federation and the Government of the United Kingdom and Northern Ireland on the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital Gains, or the UK – Russia Tax Treaty, also provides for a 10% withholding rate on dividends paid to UK holders who are beneficial owners of the dividends and are subject to taxation with respect to these dividends in the United Kingdom.

However, treaty relief may not be available to non-resident holders of ADRs because of the absence of any interpretative guidance on the beneficial ownership concept in Russia and the fact that the depositary (and not the holders of the ADRs) is the legal holder of the shares under Russian law. In the absence of any clarification from the Russian tax authorities on the application of relevant double tax treaties, we likely will not be able to apply the reduced rates and will have to withhold tax at applicable domestic rates on dividends

payable to a non-resident holder. See the section headed "*Taxation – Russia – US/UK Tax Treaty Relief Procedures*".

Taxation of Capital Gains

The Tax Code provides that capital gains realised by non-resident legal entities from the sale of shares or derivative instruments such as ADRs (where the underlying assets are in the form of shares of Russian companies) that are traded on foreign exchanges, will not be regarded as income from Russian sources and, therefore, shall be not subject to Russian withholding tax.

A non-resident legal entity will be subject to taxes on capital gains only in connection with the sale of shares or depositary receipts of a Russian company that has more than 50% of its assets in the form of immovable property in Russia. Where the non-resident legal entity disposes of these shares or depositary receipts to a Russian legal entity or to a foreign legal entity acting through a permanent establishment which is registered for tax in Russia, withholding tax will apply, unless double tax treaty relief is available and claimed. Where a non-resident legal entity disposes of the shares or depositary receipts to a foreign legal entity which is not registered for tax in Russia, this may represent Russian source income, in which case withholding tax would apply as in the previous sentence, although there is no mechanism to collect the tax. The non-resident legal entity may deduct the original purchase price from the proceeds of the sale if it provides documentary support of the original purchase price to the purchaser, acting as tax agent. In such event the net proceeds of the sale are subject to a withholding tax at the rate of 24%. Without documentary support, the non-resident entity is not entitled to deduct the original purchase price and the gross proceeds of the sale are subject to a 20% withholding tax rate. Please note that since capital gains are calculated in the currency in which the sale price is paid, the taxable base could be affected by changes in the exchange rates.

A non-resident individual will generally be subject to withholding tax at the rate of 30% on the gross proceeds from a disposal of the ADRs or Shares, where the proceeds of such disposal are received from a source within Russia, subject to any available double tax treaty relief. (Due to ambiguities in drafting in the Tax Code, there is a risk that acquisition costs may not be tax deductable). For such purposes income is received from "a source within Russia" if the ADRs or Shares are sold in the Russian Federation. However, there is no definition of "sale in the Russian Federation" in relation to transactions involving securities. There is a risk that any sale of shares in a Russian company may be considered a sale in the Russian Federation. A sale of ADRs or Shares may also be considered a sale in the Russian Federation if the purchaser is a Russian resident. Please note that capital gains are calculated in roubles using the respective exchange rates on the date of sale and the date of purchase and, thus, the proceeds of the sale subject to taxation would be affected by changes in rouble exchange rates.

A non-resident holder may be able to avoid Russian withholding tax on the disposition of ADRs or shares under the terms of a double tax treaty between the Russian Federation and the country of residence of the non-resident holder. For example, under the US – Russia Tax Treaty, US holders are exempt from the withholding tax on capital gains unless 50% or more of the assets of the issuer are represented by immovable property. The UK – Russia Tax Treaty provides for an exemption from withholding tax on capital gains received by UK holders unless such gains relate to shares which: (a) derive all or substantially all of their value directly or indirectly from immovable property in Russia; and (b) are not quoted on an approved stock exchange. See the section headed "*Taxation – Russia – US/UK Tax Treaty Relief Procedures*".

Reporting Obligations of a Non-Resident Individual

If income received by a non-resident holder (who is an individual) is treated as taxable in Russia but the tax has not been withheld for any reason, such an individual is technically liable to declare his or her income to the Russian tax authorities and pay the tax, subject to any available double tax treaty relief.

US/UK Tax Treaty Relief Procedures

The Profits Tax Chapter of the Tax Code, which became effective on 1 January 2002, eliminates the requirement that a non-resident holder which is a legal entity should obtain tax treaty clearance from Russian tax authorities prior to receiving any income. However, Russian tax authorities, in connection with a tax

audit, may still dispute the non-resident's eligibility for the double tax treaty relief and require the tax agent (i.e. the company paying dividends or the purchaser of the shares) to pay any tax, penalties and interest.

A non-resident corporate holder seeking to obtain relief from Russian withholding tax under a tax treaty must provide the Russian tax agent a confirmation of its tax residence that complies with the applicable double tax treaty in advance of receiving income. US holders may obtain such confirmation by writing to the Internal Revenue Service, Philadelphia Service Center, Foreign Certification Request, P.O. Box 16347, Philadelphia, PA, 19114-0447. UK holders may obtain such confirmation by writing to their local UK tax inspector.

In accordance with the Tax Code, a non-resident holder who is an individual must present to the tax authorities an official confirmation of his or her tax residence in the state with an applicable double tax treaty and a document justifying the income received and the tax paid off-shore, confirmed by the foreign tax authorities. Technically, such requirement means that an individual cannot rely on the tax treaty until he or she pays the tax in the jurisdiction of his or her residence.

If a non-resident does not obtain double tax treaty relief at the time when income is received and tax is withheld by a Russian payer, the non-resident holder may apply for a refund within three years from the end of the tax period in which the tax was withheld when the recipient is a legal entity or within the one-year period from the end of the tax period in which the tax was withheld when the recipient is an individual. To process a claim of a refund, the Russian tax authorities require (i) a confirmation of the residence of a non-resident at the time the income was paid, (ii) an application for refund of the tax withheld in a format provided by the Russian tax authorities, and (iii) copies of the relevant contracts and payment documents confirming the payment of the tax withheld to the appropriate Russian authorities. The Russian tax authorities may require a Russian translation of the documents. The refund of the tax withheld should be granted within one month of the filing of the application for the refund and the relevant documents have been filed with the Russian tax authorities. However, procedures for processing such claims have not been clearly established and there is significant uncertainty regarding the availability and timing of such refunds.

Value Added Tax

As the ADRs are not Russian securities, there may be Russian VAT implications on transactions with Russian counterparties involving these instruments.

UNITED STATES

The following is a summary of the material US federal income tax consequences of the acquisition, ownership and disposition of ADRs and Shares by a US Holder (as defined below). This summary deals only with holders of ADRs that are US Holders and that will hold the ADRs or Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on, the acquisition, ownership or disposition of ADRs or Shares by particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to investors that own (directly or indirectly) 10% or more of the voting stock of the Parent Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, traders in securities that elect to use a mark to market method of accounting for their securities holdings, investors that will hold the ADRs or Shares as part of a straddle, hedging transaction or conversion transaction for US federal income tax purposes or investors whose functional currency is not the US dollar).

As used herein, the term "US Holder" means a beneficial owner of ADRs or Shares that is (i) a citizen or resident of the United States for US federal income tax purposes, (ii) a corporation, or other entity treated as a corporation, created or organised under the laws of the United States or any State thereof, (iii) an estate, the income of which is subject to US federal income tax without regard to its source, or (iv) a trust that is either subject to the supervision of a court within the United States and the control of one or more US

Holders as described in section 7701(a)(30) of the Code, or that has a valid election in effect under applicable US Treasury regulations to be treated as a US Holder.

If a partnership (or other entity treated as a partnership) holds ADRs or Shares, the US federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If a US Holder is a partner of a partnership holding ADRs or Shares, the US Holders should consult its own tax advisors regarding the US federal income tax consequences of the partnership acquiring, owning and disposing of ADRs or Shares.

Except where specifically noted, this summary assumes that the Parent Company is not a passive foreign investment company for US federal income tax purposes, which the Parent Company believes to be the case. The Parent Company's possible status as a passive foreign investment company must be determined annually and is subject to legal uncertainties. Therefore, there can be no assurance in this regard. If the Parent Company were to be a passive foreign investment company in any year, special, possibly materially adverse, consequences would result for US Holders of ADRs and US Holders of Shares. See the section headed "*Taxation – United States – Passive Foreign Investment Company Considerations*" below.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended (the "**Code**"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, as well as on the income tax treaty between the United States and Russia (the "**US – Russia Tax Treaty**"), all as currently in effect and all subject to change at any time, possibly with retroactive effect, so as to result in US federal income tax consequences different from those discussed below.

THE SUMMARY OF US FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR OWN TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADRs OR SHARES, INCLUDING THEIR ELIGIBILITY FOR THE BENEFITS OF THE US -RUSSIA TAX TREATY, THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

ADRs and Shares

For US federal income tax purposes, US Holders of ADRs will be treated as the owners of the Shares represented by such ADRs. Accordingly, except to the extent that the context requires otherwise, references to Shares in the discussion that follows are deemed to include ADRs. Exchanges, deposits and withdrawals of Shares for ADRs or ADRs for Shares by a US Holder will not result in the recognition of gain or loss for US federal income tax purposes.

Distributions

Subject to discussions under the section headed "*Taxation – United States – Passive Foreign Investment Company Considerations*" below, generally, the gross amount of a distribution (including any Russian tax withheld on the distribution) with respect to Shares received by a US Holder will constitute dividend income to the extent paid out of the Parent Company's current and accumulated earnings and profits as determined for US federal income tax purposes, and, subject to discussions below, taxed at ordinary income tax rates applicable to the US Holder. Distributions in excess of current and accumulated earnings and profits will first be treated as a non-taxable return on capital to the extent of the US Holder's adjusted tax basis (generally equal to the US Holder's acquisition cost of the Shares) in the Shares and then as gain from the sale or exchange of a capital asset. US Holders will not be eligible for the dividends – received deduction otherwise allowed under the Code for distributions to domestic corporations in respect of distributions on the Shares.

The Jobs and Growth Tax Relief Act of 2003 (the "**Act**") which became effective on May 28, 2003 modified various provisions of the Code relevant to the taxation of US Holders of the Shares. In particular, the Act reduces the maximum UF federal income tax rate applicable to individual US Holders to a maximum 15% tax rate on certain types of dividends. The reduced rates of tax applies to the 2003 through the 2008

taxable years. Generally, dividends paid by a foreign corporation will be eligible for this reduced rate of tax if the foreign corporation (a) is not a "foreign personal holding company", "foreign investment company" or "passive foreign investment company", (b)(i) is eligible for benefits under a comprehensive income tax convention with the United States that satisfies certain requirements or (ii) the stock with respect to which the dividend is paid is readily tradable on an established securities market in the United States, and (c) certain other requirements met. Individual US Holders should consult their own advisors as to the eligibility of the reduced rate of tax to dividends distributed with respect to the Shares.

The amount of any distribution paid in a currency other than the US dollar (e.g., roubles) will be the US dollar value of such currency on the date the US Holder (or the depositary, in the case of ADRs) receives the distribution (with such US dollar value calculated by reference to the exchange rate in effect on such date), regardless of whether the payment is in fact converted into US dollars. Generally any gain or loss resulting from currency exchange rate fluctuations during the period from the date the US Holder included the dividend payment in income to the date the US Holder converts the payment into US dollars would be treated as ordinary income or loss. The currency gain or loss generally would be income or loss from sources within the United States for foreign tax credit limitation purposes. If the foreign currency received in a distribution is converted into US dollars on the date received by US Holders or the depositary on behalf of such US Holders, as the case may be, US Holders generally should not be required to recognise any gain or loss on such conversion.

Subject to certain limitations, the Russian tax withheld on dividends paid to a US Holder will be creditable against the US Holder's US federal income tax liability. In the event that a reduction in or rebate of Russian withholding tax is allowed by Russian law or the US – Russia Tax Treaty but is not obtained by a US Holder, a US foreign tax credit will not be allowed in excess of the amount of tax imposed by Russian law and the US – Russia Tax Treaty. Dividends will be income from sources outside the United States, but generally will be "passive income" or, for certain US Holders, "financial services income", which will be treated separately from other types of income for purposes of computing the foreign tax credit available to a US Holder.

Sale or exchange

A US Holder generally will recognise gain or loss for US federal income tax purposes upon the sale or exchange of Shares in an amount equal to the difference between the US dollar value of the amount realised from such sale or exchange and the US Holder's adjusted tax basis, determined in US dollars, for such Shares. The amount realised with respect to the disposition of the Shares for foreign currency generally will be (1) in the case of a cash basis taxpayer, the US dollar value of the payment received determined on the settlement date of the sale of such Shares (using the spot rate on such date) or (2) in the case of an accrual basis taxpayer, the US dollar value of the payment received determined on the date of disposition of such Shares (or, if such taxpayer so elects, the settlement date of the sale of such Shares) (using the spot rate on such date). Such gain or loss will be a capital gain or loss, and will be long-term capital gain or loss if the Shares were held for more than one year. In the case of individual US Holders, the Act reduces the maximum long-term capital gains tax rate to 15% for sales and exchanges occurring on or after May 6, 2003 through 2008. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

If a US Holder receives a currency other than the US dollar (e.g. roubles) upon a sale or exchange of Shares, gain or loss, if any, recognised on the subsequent sale, conversion, or disposition of such currency will be US – source ordinary income or loss. However, if such currency is converted into US dollars on the date received by the US Holder, the US Holder generally will not be required to recognise any additional gain or loss on such conversion.

Passive Foreign Investment Company Considerations

The foregoing discussion assumes that the Parent Company is not currently, and will not in the future be, classified as a passive foreign investment company (a "**PFIC**"), within the meaning of the Code. Generally, if during any taxable year of a non-US corporation, 75% or more of such non-US corporation's

gross income consists of certain kinds of "passive" income, or if the average value (or if the non-US corporation so elects, the average adjusted basis) during a taxable year of such non-US corporation's "passive assets" (generally assets that generate passive income) is 50% or more of the average value (or average basis) of all its assets, such non-US corporation will be classified as a PFIC for such year. Passive income generally includes dividends, interest, royalties and rents not arising from the active conduct of a trade or business, and gains from the sale of assets that produce such income. In making the foregoing determinations, the Parent Company will be treated as having received directly its pro rata share of the income earned by any of its affiliates in which it owns a 25% or greater interest and owning directly its pro rata share of the assets of any such affiliates.

Based on its current and projected income, assets and activities, the Parent Company does not believe it will be classified as a PFIC for the current or any succeeding taxable year. However, because PFIC status is a factual matter that must be determined annually, and because there exist legal uncertainties with respect to the determination of PFIC status for companies engaged in commodities businesses, the Parent Company can provide no assurances in this regard. If the Parent Company were treated as a PFIC for any taxable year, the tax treatment of a US Holder on the receipt of dividends or the sale or exchange of Shares would be significantly different from that described above.

Consequences of PFIC classification

If the Parent Company were classified as a PFIC for any taxable year in which a US Holder is a holder of Shares, such US Holder will be subject to special rules, generally resulting in increased tax liability in respect of gain realised on the sale or other disposition of the Shares or upon the receipt of certain distributions on the Shares. For example, gain recognised on disposition of PFIC stock or the receipt of an "excess distribution" from a PFIC is (1) treated as if it were ordinary income earned ratably on each day in the taxpayer's holding period for the stock at the highest marginal rate in effect during the period in which it was deemed earned and (2) subject to an interest charge as if the resulting tax had actually been due in such earlier year or years. (An excess distribution is the amount of any distribution received by a US holder during the taxable year that exceeds 125% of the immediately preceding three-year average of distributions received from the corporation, subject to certain adjustments.) The foregoing rules will continue to apply with respect to a US Holder who held Shares while the Parent Company met the definition of a PFIC even if the Parent Company ceased to meet the definition of a PFIC.

Backup Withholding and Information Reporting

Payments of dividends and other proceeds with respect to Shares, by a US paying agent or other US intermediary will be subject to information reporting. Information reporting generally will require each paying agent making payments, which relate to the Shares, to provide the US Internal Revenue Service ("**IRS**") with information, including the beneficial owner's name, address, taxpayer identification number, and the aggregate amount of dividends paid to such beneficial owner during the calendar year. These reporting requirements, however, do not apply to all beneficial owners. Specifically, corporations, securities broker-dealers, other financial institutions, tax-exempt organizations, qualified pension and profit sharing trusts and individual retirement accounts, and non-US persons satisfying certain requirements are all excluded from reporting requirements. Backup withholding may apply to these payments if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its US federal income tax returns. This backup withholding tax is not an additional tax and may be credited against the beneficial owner's US federal income tax liability if the required information is furnished to the IRS. US Holders should consult their tax advisers as to their qualification for an exemption from backup withholding and the procedure for obtaining an exemption.

Tax Shelter Reporting Requirements

Recently issued US Treasury Regulations (the "**Tax Shelter Regulations**") intended to address so-called tax shelters and other potentially tax-motivated transactions require participants in a "reportable transaction" to disclose certain information about the transaction on IRS Form 8886 and retain information

relating to the transaction. In addition, organizers and sellers of reportable transactions are required to maintain lists identifying the transaction investors and furnish to the IRS upon demand such investor information as well as detailed information regarding the transactions. A transaction may be a "reportable transaction" based upon any of several indicia, including the existence of confidentiality agreements, certain indemnity arrangements, potential for recognizing investment or other losses, including foreign currency losses, or significant book-tax differences, one or more of which may be present with respect to or in connection with an investment in the Notes. If a US Holder participates in a "reportable transaction", in connection with its investment in a Note (because, for example, the US Holder realizes a foreign currency loss over a threshold amount), the US Holder will be treated as participating in a "reportable transaction" and will have to disclose its participation in such transaction while organizers and sellers of reportable transactions will be required to maintain lists described above.

UNITED KINGDOM

The following is a summary of the United Kingdom withholding taxation treatment of the ADRs and the United Kingdom stamp duty/stamp duty reserve tax ("**SDRT**") treatment in relation to transfer of the ADRs as at the date hereof. The comments do not deal with other United Kingdom tax aspects of acquiring, holding or disposing of the ADRs or the Shares. Prospective holders of ADRs who may be liable to United Kingdom taxation are therefore advised to consult their professional advisers as to their income tax, capital gains tax and corporation tax position in relation to their acquisition, holding and disposal of the ADRs and in relation to their receipt of income under the ADRs.

The following comments relate only to the position of persons who are absolute beneficial owners of the ADRs and assume that a holder of ADRs is beneficially entitled to the underlying Shares and to the dividends on those Shares. The following is a general guide and should be treated with appropriate caution.

Withholding tax

Assuming that the income received under the ADRs does not have a United Kingdom source, there should be no United Kingdom withholding tax on payment of any such income.

Stamp duty

Assuming that any document effecting a transfer of, or containing an agreement to transfer, one or more ADRs is neither (i) executed in the United Kingdom nor (ii) relates to any property situate, or to any matter or thing done or to be done, in the United Kingdom (which may include involvement of United Kingdom bank accounts in payment mechanics), then no United Kingdom ad valorem stamp duty should be payable on such a document.

Even if a document effecting a transfer of, or containing an agreement to transfer, one or more ADRs is (i) executed in the United Kingdom and/or (ii) relates to any property situate, or to any matter or thing done or to be done, in the United Kingdom, in practice it should not be necessary to pay any United Kingdom *ad valorem* stamp duty on such a document unless the document is required for any purpose in the United Kingdom. If it is necessary to pay United Kingdom *ad valorem* stamp duty, it may also be necessary to pay interest and penalties.

Assuming that the ADRs relate to stock expressed in a currency other than sterling, no "bearer instrument" stamp duty should be payable in respect of any transfer of stock transferable by means at the ADRs.

Assuming neither the ADRs nor the Shares are registered in a register kept in the United Kingdom, no SDRT should be payable in respect of any agreement to transfer ADRs.

GENERAL INFORMATION

1. The Parent Company is an open joint-stock company incorporated under the Federal Law on Joint Stock Companies of the Russian Federation with registered number 1026605610800. The Parent Company is validly incorporated and operates in conformity with its constitutional documents.

2. The registered office of the Parent Company is at Ploschad Pervoi Pyatiletki, Ekaterinburg, 602212, Russia. The Company's head office is located in Moscow at 25 Ermolaevskiy Per., Moscow 123379, Russia.

3. It is expected that the ADRs will be admitted to the Official List of the UK Listing Authority on 30 September 2003. It is expected that dealings in the ADRs will commence on 30 September 2003. However, prior to official listing, dealings in the ADRs will be permitted by the London Stock Exchange in accordance with its rules. Transactions will normally be effected for settlement in US dollars and for settlement on the third business day in London after the date of the transaction.

4. Save as set out in the section headed "*The Company – Litigation – Tax penalties*" on page 77 and "*The Company – Litigation – Social tax penalties*" on page 78, there are no, and have not been any, legal or arbitration proceedings, including any which are pending or threatened, of which the Parent Company is aware, which may have, or have had during the twelve months prior to the date of these Listing Particulars, a significant effect on the financial position of the Parent Company and its subsidiaries.

5. Save as disclosed in these Listing Particulars, there has been no material adverse change in the financial position or prospects, and no significant change in the financial or trading position, of the Parent Company and its subsidiaries since 31 December 2002.

6. The consolidated financial statements of the Parent Company have been audited without qualification for the three financial years immediately preceding the date of these Listing Particulars by Ernst & Young (CIS) Limited, certified public accountants, which has given, and has not withdrawn, its consent to the inclusion of its report in these Listing Particulars in the form and context in which it is included and has authorised the contents of that part of these Listing Particulars for the purposes of Regulation 6(1)(e) of The Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001. However, the notes to the financial statements of the Parent Company for the years ended 31 December 2002 and 2001 have highlighted that certain factors could raise doubt as to the Company's ability to operate as a going concern. In addition, the audit report of Ernst & Young (CIS) Limited in respect of the year ended 31 December 2000 contained an emphasis statement regarding the Company's ability to continue as a going concern. For further information see the section headed "*Investment Considerations – Risks relating to the Company*".

7. The issue of these Listing Particulars was approved by the board of directors of the Parent Company pursuant to resolutions adopted on 19 September 2003. All consents, approvals, authorisations, consents or other orders required under the Parent Company's charter and the prevailing laws of the Russian Federation have been given or obtained for the issue of the ADRs.

8. Copies of the following documents (together with English translations, where applicable) may be inspected during normal business hours at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London E14 5JJ, England during the period of fourteen days from the date of these Listing Particulars:

   (a) the charter of the Parent Company and an English translation thereof;

   (b) the Rule 144A Deposit Agreement;

   (c) the Level 1 Deposit Agreement;

   (d) the audited consolidated financial statements of the Parent Company for the years ended 31 December 2000, 2001 and 2002 prepared in accordance with US GAAP, including the relevant auditor's reports in respect thereof; and

(e) the Authorised Adviser's Agreement.

In addition, copies of the Rule 144A Deposit Agreement and the Level 1 Deposit Agreement are available for inspection at the principal administrative offices of the Depositary at 101 Barclay Street, New York, NY 10286, United States of America.

9. The ADRs have been accepted in the DTC's book entry settlement system.

10. The Parent Company has appointed ING Bank N.V., London Branch to act as its authorised adviser in relation to the Parent Company's application to the UK Listing Authority for the ADRs to be admitted to the Official List. The Parent Company has entered into an Authorised Adviser's Agreement dated 25 September 2003 with ING Bank N.V., London Branch under which ING Bank N.V., London Branch has agreed to act as the Parent Company's authorised adviser in connection with the Introduction. The agreement contains provisions customary for an agreement of this nature, including warranties and indemnities in favour of ING Bank N.V., London Branch. No commissions or other remuneration are payable to ING Bank N.V., London Branch pursuant to the agreement.

11. Notwithstanding any provision in these Listing Particulars, any person (and each employee, representative, or other agent or such person) may disclose to any and all other persons, without limitation of any kind, the tax treatment and tax structure of the transaction and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure.

12. Article 3 of the Parent Company's charter provides that:

(a) the purpose of the Parent Company shall be to obtain profits;

(b) the Parent Company shall posses the civil rights and bear all the civil obligations necessary for performing any type of activity not prohibited by Russian federal law;

(c) the Parent Company may carry out any type of activity not prohibited by legislation in the Russian Federation; and

(d) the Parent Company may engage in separate kinds of activities, the list of which is defined by Russian federal law, only on the basis of a special permit.

13. The CUSIP number for the Rule 144A ADRs is 910921105. The CUSIP number for the Level 1 ADRs is 910921303.

14. The Level 1 Deposit Agreement and the Rule 144A Deposit Agreement are governed by the laws of the State of New York.

15. The Depositary is a state-chartered New York banking corporation and a member of the United States Federal Reserve System, subject to regulation and supervision principally by the United States Federal Reserve Board and the New York State Banking Department. The Depositary was constituted in 1784 in the State of New York by a special act of the New York State legislature. It is a wholly-owned subsidiary of The Bank of New York Company, Inc., a New York banking corporation. The principal offices of the Depositary are located at One Wall Street, New York, NY 10286, United States of America. The principal administrative offices of the Depositary are located at 101 Barclay Street, New York, NY 10286, United States of America. The Depositary is validly incorporated and operates in conformity with its constitutional documents.

16. A copy of the Depositary's charter, as amended, together with copies of The Bank of New York Company Inc.'s most recent financial statements and annual report are available for inspection at the Corporate Trust Office of the Depositary located at 101 Barclay Street, New York, New York 10286 and at The Bank of New York, One Canada Square, London E14 5AL England for so long as the ADRs are listed on the Official List.

17. Any liquidation surplus or other amounts received in the liquidation of the Parent Company received by the Depositary on or in respect of the Deposited Securities (as defined in the terms and conditions of the Rule 144A ADRs and the Level 1 ADRs) shall be treated by the Depositary in the same manner as a cash dividend or other cash distribution on any Deposited Securities. For more information, see the sections headed "*Terms and Conditions of the Level 1 ADRs – Dividends and Distributions*" and "*Terms and Conditions of the Rule 144A ADRs – Dividends and Distributions*".

FINANCIAL STATEMENTS AND AUDITORS' REPORT

Contents

Report of Independent Auditors

The Board of Directors

OAO United Heavy Machinery (Uralmash-Izhora Group)

We have audited the accompanying consolidated balance sheets of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries (collectively referred to as the "Company") as of December 31, 2002, 2001, and 2000 and the related consolidated statements of income, changes in shareholders' deficiency, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of OAO United Heavy Machinery (Uralmash-Izhora Group) and subsidiaries as of December 31, 2002, 2001, and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young (CIS) Limited

June 20, 2003

Consolidated Balance Sheets

	Years ended 31 December		
	2002	2001	2000
	(in thousands of US$)		
Assets			
Current assets:			
Cash and cash equivalents (*Note 5*)	29,750	15,267	9,324
Short-term investments (*Note 6*)	11,934	22,374	53,366
Trade accounts receivable, net (*Note 7*)	54,584	48,657	36,012
Due from related parties (*Note 8*)	2,918	12,554	13,361
Inventories, net (*Note 9*)	161,736	167,686	133,922
Costs and recognized income not yet billed (*Note 10*)	23,195	–	–
Taxes receivable (*Note 3*)	28,233	21,474	19,504
Prepaid expenses and advances to suppliers	23,610	22,737	29,843
Deferred taxes (*Note 14*)	–	3,393	–
Other current assets	10,081	4,569	6,481
Total current assets	346,041	318,711	301,813
Plant and equipment, net (*Note 11*)	201,359	178,001	176,947
Long-term investments, net (*Note 12*)	12,828	11,516	8,488
Due from related parties, long-term (*Note 8*)	2,374	7,301	18,458
Trade accounts receivable, long-term (*Note 7*)	13,508	1,906	–
Patents and other non-current assets (*Note 3*)	13,837	–	–
Goodwill (*Note 4*)	2,585	–	–
Total assets	592,532	517,435	505,706

Consolidated Balance Sheets (continued)

	Years ended 31 December		
	2002	2001	2000
	(in thousands of US$)		
Liabilities and Shareholders' Deficiency			
Current liabilities:			
Trade accounts payable and accruals	$ 32,257	$ 35,174	$ 44,484
Advances received and deferred revenues (*Note 13*)	91,139	142,396	180,827
Billings in excess of costs and recognized income (*Note 10*)	23,110	13,648	–
Accumulated billings over related cost (*Note 10*)	1,509	8,606	–
Taxes payable (*Note 15*)	35,902	47,290	79,050
Payroll and related obligations	10,206	5,717	4,291
Due to related parties (*Note 8*)	5,059	7,497	13,149
Deferred taxes (*Note 14*)	3,514	343	2,938
Short-term borrowings (*Note 16*)	53,329	31,983	11,918
Current portion of other long-term accounts payable and long-term debt (*Notes 18 and 19*)	3,657	4,526	4,586
Other payables	24,020	8,235	5,217
Total current liabilities	283,702	305,415	346,460
Non-convertible bonds (*Note 17*)	28,646	24,856	–
Billings in excess of cost and recognized income, long-term (*Note 10*)	13,508	1,906	–
Long-term debt (*Note 19*)	32,471	2,458	1,407
Long-term accounts payable (*Note 18*)	1,013	2,498	3,555
Taxes payable, long-term (*Note 15*)	33,236	49,732	24,968
Deferred taxes, non-current (*Note 14*)	1,471	431	395
Total liabilities	394,047	387,296	376,785
Minority interest (*Note 20*)	229,877	201,700	207,066
Shareholders' deficiency (*Note 21*):			
Common stock (0.1 rouble par value per share), 66,250,000 shares authorized and 35,350,000 shares issued as of 31 December 2002, 2001 and 2000; 31,375,282, 31,375,282 and 35,350,000 shares outstanding as of 31 December 2002, 2001 and 2000, respectively	582	582	582
Cumulative preferred stock (0.1 rouble par value and liquidiation value per share), 2,750,000 shares authorized, issued and outstanding	48	48	48
Additional paid-in capital	75,644	75,644	73,844
Treasury stock, 3,974,718 shares of common stock as of 31 December 2002 and 2001 (none as of 31 December 2000)	(13)	(13)	–
Accumulated deficit	(107,653)	(146,609)	(152,619)
Accumulated other comprehensive loss	–	(1,213)	–
Total shareholders' deficiency	(31,392)	(71,561)	(78,145)
Total liabilities and shareholders deficiency	$592,532	$517,435	$505,706

See Report of Independent Auditors and accompanying notes.

Consolidated Statements of Income

	Years ended 31 December		
	2002	2001	2000
	(In thousands of US dollars, except for per share data)		
Sales	$435,383	$313,116	$241,024
Cost of sales	(339,065)	(249,889)	(221,042)
Gross margin	96,318	63,227	19,982
Selling, general and administrative expenses	(81,304)	(64,101)	(45,906)
Release from (provision for) doubtful accounts receivable	2,060	3,097	(3,234)
Release from (provision for) obsolete inventory	5,114	975	(11)
Impairment of property, plant and equipment	(936)	–	–
Impairment of goodwill	(1,236)	–	–
Release from (provision for) obsolete equipment under construction	594	(2,284)	(2,615)
Income (loss) from operations	20,610	914	(31,784)
Other income (expense)			
Interest income	1,708	3,084	1,428
Interest expense	(12,540)	(8,308)	(1,339)
Investment income (*Note 3*)	588	5,236	–
Investment loss (*Note 3*)	(969)	(4,447)	(1,834)
Gain on sale of non-core business units (*Note 22*)	228	4,539	14,656
Gain on release from tax penalties (*Note 23*)	24,715	4,313	14,952
Gain on release from government financing (*Note 13*)	34,197	–	–
Provision for tax penalties (*Note 24*)	(2,746)	(11,235)	(7,999)
Other non-operating (losses) gains	(6,311)	2,887	2,677
Foreign exchange gain (*Note 3*)	4,330	8,431	14,343
Income before income taxes and minority interest	63,810	5,414	5,100
Income tax expense (*Note 14*)	(10,135)	(1,374)	(3,527)
Income before minority interest	53,675	4,040	1,573
Minority interest in net (income) losses of subsidiaries	(14,719)	1,970	(1,234)
Net income	$38,956	$6,010	$339
Other comprehensive income (loss), net of income tax			
Unrealized holding income (loss) from available for sale securities (*Note 6*)	1,213	(1,213)	–
Comprehensive income	$ 40,169	$ 4,797	$ 339
Basic and diluted net income per share	$1.24	$0.17	$0.01
Basic and diluted comprehensive income per share	$1.28	$0.14	$0.01
Average shares of common stock outstanding	31,375,282	35,184,387	35,350,000

See Report of Independent Auditors and accompanying notes.

Consolidated Statements of Changes in Shareholders' Deficiency

	Common stock		Cumulative preferred stock		Additional paid-in-capital			Treasury common stock				
	Shares	Amount	Shares	Amount	Common and preferred stock	Treasury Stock	Total	Shares	Amount	Accumulated deficit	Accumulated other comprehensive loss	Total
	(In thousands of US dollars, except for share data)											
Balances as of January 1, 2000	35,350,000	$ 582	2,750,000	$ 48	$ 73,844	$ –	$ 73,844	–	$ –	$ (152,958)	$ –	$ (78,484)
Net income	–	–	–	–	–	–	–	–	–	339	$ –	$ 339
Balances as of December 31, 2000	35,350,000	$ 582	2,750,000	$ 48	$ 73,844	$ –	$ 73,844	–	$ –	$ (152,619)	$ –	$ (78,145)
Purchases of treasury stock from related parties	–	$ –	–	$ –	$ –	$ –	$ –	(4,424,718)	$ (14)	$ –	$ –	$ (14)
Treasury stock issued to management	–	$ –	–	$ –	$ –	$ 1,800	$ 1,800	450,000	$ 1	$ –	$ –	$ 1,801
Unrealized holding losses from available for sale securities	–	$ –	–	$ –	$ –	$ –	$ –	–	$ –	$ –	$ (1,213)	$ (1,213)
Net income	–	$ –	–	$ –	$ –	$ –	$ –	–	$ –	$ 6,010	$ –	$ 6,010
Balances as of December 31, 2001	35,350,000	$ 582	2,750,000	$ 48	$ 73,844	$ 1,800	$ 75,644	(3,974,718)	$ (13)	$ (146,609)	$ (1,213)	$ (71,561)
Change in unrealized loss on sale of available for sale securities	–	$ –	–	$ –	$ –	$ –	$ –	–	$ –	$ –	$ 1,213	$ 1,213
Net income	–	$ –	–	$ –	$ –	$ –	$ –	–	$ –	$ 38,956	$ –	$ 38,956
Balances as of December 31, 2002	35,350,000	$ 582	2,750,000	$ 48	$ 73,844	$ 1,800	$ 75,644	(3,974,718)	$ (13)	$ (107,653)	$ –	$ (31,392)

See Report of Independent Auditors and accompanying notes.

Consolidated Statements of Cash Flows

	Years ended 31 December		
	2002	2001	2000
	(In thousands of US dollars)		
Net income	$38,956	$ 6,010	$ 339
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation of plant and equipment	25,188	22,105	20,602
Amortization of patents	516	–	–
Foreign exchange gain	(4,330)	(8,431)	(14,343)
Deferred tax expense (benefit)	5,825	(5,952)	1,390
(Release from) provision for doubtful accounts receivable	(2,060)	(3,097)	3,234
(Release from) provision for obsolete inventories	(5,114)	(975)	11
(Release from) provision for obsolete equipment under construction	(594)	2,284	2,615
Impairment loss	936	–	–
Impairment of goodwill	1,236	–	–
Investment income	(588)	–	(1,131)
Investment loss	969	4,447	1,834
Minority interest in net income of subsidiaries	14,719	(1,970)	1,234
Gain on sale of non-core business units	(228)	(4,539)	(14,656)
Gain on release from tax penalties	(24,715)	(4,313)	(14,952)
Gain on release from government financing	(34,197)	–	–
Provision for tax penalties	2,746	11,235	7,999
Management compensation in non-cash form	2,522	1,800	–
Loss (gain) on sale of short-term investments and other assets	–	966	(4,713)
Gain on sale of long-term investments	2,087	–	–
Net change before change in working capital	23,874	19,570	(10,537)
Changes in assets and liabilities, net of effects from purchase of new subsidiaries:			
Trade accounts receivable	2,282	(14,226)	(9,561)
Inventories	28,544	(47,260)	(37,189)
Costs and recognized income not yet billed	(21,469)	–	–
Taxes receivable	(3,888)	(2,466)	(3,387)
Prepaid expenses and advances to suppliers	761	5,293	(11,222)
Other current assets	(2,439)	1,487	(2,823)
Trade accounts receivable long term	(11,602)	–	–
Trade accounts payable and accruals	(14,859)	16	8,310
Advances received	(12,489)	3,937	60,964
Accumulated billings over related costs	(7,720)	–	–
Payroll and related obligations	1,329	1,193	10,599
Taxes payable	(12,997)	(10,201)	10,685
Amounts due to and from related parties	7,517	(4,845)	13,242
Billings in excess of costs and recognized income	8,761	–	–
Other payables	1,550	3,109	(1,261)
Net cash (used in) provided by operating activities	(12,845)	(44,393)	27,820

Consolidated Statements of Cash Flows (continued)

	Years ended 31 December		
	2002	2001	2000
	(In thousands of US dollars)		
Cash Flows from Investing Activities			
Net cash acquired (paid) in acquisition of Burovaya Tekhnika (*Note 4*)	$ –	$799	$ –
Additional interest in Krasnoe Sormovo (*Note 4*)	–	(2,178)	(1,211)
Additional interest in Izhorskiye Zavody (*Note 4*)	–	(1,318)	–
Almaz (*Note 4*)	(7,981)	–	–
UPET (*Note 4*)	(558)	(3,397)	–
Friede Goldman (*Note 4*)	(15,140)	–	–
Other subsidiaries	(9,614)	(639)	–
Net purchases of short-term investments	16,608	26,146	(16,314)
Purchases of plant and equipment	(17,222)	(30,417)	(9,933)
Proceeds from disposal of plant and equipment	6,146	–	–
Proceeds from sale of non-core business units	148	2,818	19,930
Proceeds from sale of other assets	–	1,742	1,123
Purchase of long-term investments	(3,103)	(2,484)	(11,517)
Proceeds from sale of long-term investments	1,717	–	1,043
Purchases of other non current assets	(500)	–	–
Repayments of loans issued to related parties, net	4,835	9,041	(19,818)
Net cash (used in) provided by investing activities	(24,662)	113	(36,697)
Cash Flows from Financing Activities			
Net proceeds from loans and borrowings	18,879	20,861	17,917
Proceeds from issuance of long-term debt	31,536	1,762	–
Repayment of long-term debt	(1,530)	–	–
Proceeds from issuance of non-convertible bonds	–	36,036	–
Proceeds (repurchases) of non-convertible bonds	3,462	(7,898)	–
Purchase of treasury stock	–	(14)	–
Sale of treasury stock	–	1	–
Dividends paid by subsidiaries	–	(160)	(2)
Net cash provided by financing activities	52,347	50,588	17,915
Effect of exchange rate changes on cash and cash equivalents	(357)	(365)	(148)
Net increase in cash and cash equivalents	14,483	5,943	8,890
Cash and cash equivalents at beginning of year	15,267	9,324	434
Cash and cash equivalents at end of year	$ 29,750	$ 15,267	$ 9,324
Supplementary cash flow information:			
Interest paid	$ 12,855	$ 2,573	$ 14
Income taxes paid	3,931	5,212	1,698
Supplementary disclosure of non-cash activities:			
Stock-based compensation to management	$ 2,522	$ 1,800	$ –
Proceeds from sale of non-core business units received in the form of the Company's non-convertible bonds	–	3,282	–

See Report of Independent Auditors and accompanying notes.

(In thousands of US dollars, unless otherwise stated)

1. Description of Business

Open Joint Stock Company ("**OAO**") United Heavy Machinery (Uralmash-Izhora Group) (the "**Parent Company**") was incorporated in Ekaterinburg, Sverdlovsk Region of the Russian Federation, in 1996 and is a holding company with controlling interests in a number of production, engineering, trading and investment entities (collectively referred to as "**the Company**"). The Company organizes its business along six major business lines: drilling equipment (oil and gas rigs), equipment for nuclear power plants, metallurgical equipment, mining equipment, shipbuilding and specialty steels. Below is the description of business of the Company's most significant subsidiaries:

OAO Ural Heavy Machine-Building Plant ("**Uralmash**"), a manufacturer of heavy machinery, including, on-shore and off-shore drilling equipment, quarry shovels, hot and cold rolling equipment, continuous casting units, mills and mill equipment, was founded in 1933 in Ekaterinburg. Uralmash was instrumental in the industrialization of the Soviet Union, particularly in the mining and metallurgical industries. During World War II, Uralmash changed its focus to the manufacturing of military tanks and fighter planes, converting back to the production of heavy machinery following the war. In December 1992, Uralmash was registered as an open joint stock company in accordance with the laws of the Russian Federation, allowing the public trade of Uralmash shares. In 1997, the Parent Company acquired a controlling stake in Uralmash through stock swaps with the previous shareholders.

OAO Izhorskiye Zavody ("**Izhorskiye Zavody**"), a manufacturer of heavy engineering machine-building and metallurgical products, equipment for nuclear power plants and mining equipment, was founded in 1722 in St. Petersburg and is one of the oldest plants in Russia. Izhorskiye Zavody was formerly a state owned production association. In 1992, Izhorskiye Zavody was re-organized into an open joint stock company. In 1998, the Parent Company acquired 46.53% of the Izhorskiye Zavody shares for cash and issuance of shares. In September 1999, the Parent Company acquired an additional 20.65% of interest in Izhorskiye Zavody for cash, and has been consolidating Izhorskiye Zavody since that date.

OAO Welded and Machine-Building Structure Plant ("**ZSMK**"), a manufacturer of electrical line pilings, drilling equipment, and custom metal construction, was founded in 1980 in the Sverdlovsk region and was formerly a state owned production association. Subsequently ZSMK was re-organized into an open joint stock company. In 1997, the Parent Company acquired a controlling stake in ZSMK through stock swaps with the previous shareholders.

OAO Krasnoe Sormovo Plant ("**Krasnoe Sormovo**"), a manufacturer of sea-river tankers and dry-cargo vessels for shipping companies and circulation systems for oilrigs, was founded in 1849 in Nizhniy Novgorod, and was formerly a state owned production association specializing in the manufacturing of military vessels and submarines. In 1994, Krasnoe Sormovo was re-organized into an open joint stock company and switched its facilities to the manufacturing of non-military fleet. The Parent Company obtained a controlling interest in Krasnoe Sormovo in 2000.

OAO NPO Burovaya Tekhnika ("**Burovaya Tekhnika**"), a manufacturer of drilling equipment, Burovaya Tekhnika, was founded in 1953 in Moscow and has subsidiaries in Volgograd, Lubertsy and Perm. Besides manufacturing drilling equipment, Burovaya Tekhnika currently carries out research and development for the oil drilling industry and provides drilling services to oil companies. In the course of 1997-2001, the Parent Company acquired a controlling interest in Burovaya Tekhnika.

During 2001-2002, the Parent Company acquired a controlling interest in S.C. UPET, S.A. ("**UPET**"), a Targovisty-based Romanian facility specializing in the manufacturing of drilling equipment, specifically mobile drilling units, with plans to use UPET as an expansion platform to strategically important Middle East and North Africa markets traditionally served by UPET.

In 2002, the Company acquired a 72.77% interest in OAO SF Almaz ("**Almaz**"), a shipbuilding facility based in St. Petersburg that develops and manufactures a wide range of civil, military and special-purpose sea and river vessels, including air-cushioned landing craft and multi-purpose hovercrafts and patrol boats.

The Company continues to make ongoing efforts to expand its market presence and modernize its facilities through a series of acquisitions of Russian and foreign entities in similar industries (Note 4).

The Company is one of the largest manufacturers of heavy engineering products in Russia. The Company's main customers include certain Russia's largest oil and gas companies, metallurgical plants, transportation and mining companies, in addition to the developers of certain nuclear power stations. Approximately 36%, 26% and 17% of its revenues for the years ended December 31, 2002, 2001 and 2000, respectively, came from sales outside of Russia, mostly sales of nuclear power plant equipment to Asia-based nuclear power stations and sales of mining equipment to customers in the Commonwealth of Independent States.

2. Financial Position

As of December 31, 2002, the Company's consolidated balance sheet reflected an accumulated deficit of $107,653. Accumulated deficit is the result of net losses incurred prior to 2000, including substantial impairment charges to property, plant and equipment in 1999. The nature of the Company's growing business, combined with the long-term nature of its production cycle, requires the Company to continue to invest cash in inventory prior to receiving cash from its customers, although to a lesser extent. In the year ended December 31, 2002, net investments in working capital totalled $36,719, and cash flows from operating activities was negative $12,845. In addition, the Company had negative cash flows from operating activities of $44,393, including net investments in working capital of $63,963, during the year ended December 31, 2001. Management continues to implement actions to better manage this cash flow cycle.

These factors could raise doubt as to the Company's ability to continue its operations as a going concern. The accompanying consolidated balance sheets do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Management of the Company believes that the Company has sufficient financial resources to maintain current operations. Management also believes that the current market situation in Russia and projected future business development of the Company will allow management to further improve the financial position and cash flow from operations of the Company. Specifically, the Company's plans and actions include the following:

- As of December 31, 2002, the Company has significant existing long-term contracts for the future production of nuclear power station equipment to be exported to China and India.
- As of December 31, 2002, the Company has significant existing contracts for the production of ships and vessels totalling $500,000. Included in this amount is the contract for the sale of a submarine to the Chinese Navy executed in 2002 for which the completion is expected in 2005. Furthermore, the Company has continued to experience growth in demand for its products, resulting in a significant future production portfolio, many of which extend for several years.
- Over the past year the Company has successfully worked with banks and financing institutions to secure necessary financing for the long-term contracts in process and for other investing needs. Based on the terms of existing contracts as well as its recent experience, management of the Company expects to be able to continue to secure necessary short-term and long-term financing for its operational and investing cash flow requirements.
- In 2002, the Company obtained the release from its liabilities related to the government financing received for the construction of non-delivered equipment to Kremikovitsi (Bulgaria) of $34,939 and the forgiveness of certain tax penalties for Izhorskiye Zavody of $23,647. Such

developments have significantly improved the Company's net current assets and benefited its net income for the year ended December 31, 2002.

- During 2002, Management has continued to restructure its operations to increase its efficiency and reduce costs. Management has also, over the past several years, implemented a program to divest of non-core businesses and increase its business in core, higher margin business lines. Management expects these actions to continue to improve its profitability and results of operations.

Management believes that the indicators that could raise doubt about the Company's ability to continue as a going concern are substantially mitigated by the above factors, as well as its overall evaluation of its business environment. As a result, the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue operations in the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

3. Significant Accounting Policies

The principal accounting policies adopted in the preparation of these consolidated financial statements are set out below.

Basis of consolidation and presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("**US GAAP**").

Significant intercompany balances and transactions have been eliminated in the consolidation. The following subsidiaries have been included in the Company's consolidated financial statements as of December 31, 2002:

Name	Principal activities	Country of incorporation	Stake held by the Parent Company or its subsidiaries
Production subsidiaries:			
OAO Ural Heavy Machine-Building Plant ("Uralmash")	Production of drilling, mining and metallurgical equipment	Russia	69.16%
OAO Izhorskiye Zavody ("Izhorskiye Zavody")	Production of mining equipment and equipment for nuclear power plants	Russia	75.48%
OAO Welded and Machine-Building Structure Plant ("ZSMK")	Production of metallurgical and drilling equipment	Russia	73.62%
OAO Krasnoe Sormovo Plant ("Krasnoe Sormovo")	Shipbuilding	Russia	60.87%
OAO NPO Burovaya Tekhnika ("Burovaya Tekhnika")	Production of drilling equipment and research and development for oil companies	Russia	55.09%
OAO SF Almaz ("Almaz")	Shipbuilding	Russia	72.77%
OOO OMZ SpecStal ("SpecStal")	Production of speciality steels	Russia	100%
S.C. UPET S.A. ("UPET")	Production of drilling equipment	Romania	66%
OAO Zavod Nizhegorodskiy Teplokhod ("Nizhegorodskiy Teplokhod")	Shipbuilding and production of speciality steels	Russia	55.68%
OAO Third International Shipyard ("Third International")	Shipbuilding	Russia	73.93%
OAO Pavlovsky Machinery Plant ("Pavlovsky Machinery")	Drilling equipment	Russia	64.91%
ZAO KomplektAtomIzhora	Engineering and installation of nuclear power plant equipment	Russia	100%

Name	Principal activities	Country of incorporation	Stake held by the Parent Company or its subsidiaries
Production subsidiaries:			
NPO Neftegazotekhnika	Drilling equipment	Russia	76%
Trading subsidiaries:			
ZAO UMZ-Engineering	Sales of products manufactured by Uralmash	Russia	100%
ZAO UMZ-Trading Company	Sales of products manufactured by Uralmash	Russia	100%
OOO OMZ Sibir	Sales of mining equipment	Russia	75%
ZAO Trading Company – Izhorskiye Zavody ("ZAO TK Izhorskiye Zavody")	Sales of products manufactured by Izhorskiye Zavody and purchases of supplies for Izhorskiye Zavody	Russia	100%
OOO United Heavy Machinery	Engineering, marketing and sales of metallurgical, mining equipment, and speciality steels	Russia	100%
Friede Goldman Marketing, B.V.	Sales of engineering services	The Netherlands	75%
ZAO Uralmash-Service	Repair, maintenance and sales of spare parts for products manufactured by Uralmash	Russia	100%
Engineering and research subsidiaries:			
OMZ Offshore and Onshore Sea and Oil and Gas Projects	Engineering, sales of offshore and onshore oil and gas equipment	Russia	100%
OAO VPI Proektverf	Engineering and research	Russia	54.39%
FGL Buyer, LLC	Naval architecture and marine engineering in the offshore drilling	USA	75%
Other and non-core subsidiaries:			
ZAO Uralmash-Tovary	Production of consumer goods	Russia	81%
OOO Autocomplect	Production of mufflers	Russia	100%
OOO Firm Izoterm	Production of converters	Russia	80%
OOO Instrument	Production of instruments	Russia	100%
OAO Novotrast	Investing activities	Russia	100%
OOO OMZAR	Investing activities	Armenia	100%
United Heavy B.V.	Investing activities	The Netherlands	100%
OMZ Investments Co. (America)	Investing activities	USA	100%
UHM Investments Ltd.	Investing activities	British Virgin Islands	100%
UHM Investments NV	Investing activities	The Netherlands	100%
Shiplea Trading, Ltd. BVI	Investing activities	British Virgin Islands	100%
Friede Goldman United, Ltd.	Royalties and license fees from FGL Buyer, LLC	USA	75%
ZAO Almaz Center Invest	Investing activities	Russia	58.33%
OOO Machine-Building Plants Support Company	Procurement of raw materials and spare parts to main production units	Russia	100%
OOO OMZ Center	Management of non-core assets	Russia	96.63%
OOO Leasing of Machinery and Equipment	Lease of machinery and equipment	Russia	100%
OAO Leasing-Center-Invest	Lease of machinery and equipment	Russia	100%
OOO SoftSystemService	Software development	Russia	100%
ZAO Private Security Enterprise Archi	Security services	Russia	100%
ZAO Sevzapagenstvo	Security services	Russia	100%
ZAO Private Security Enterprise Stan	Security services	Russia	100%
UHM Tunisia	Representative office	Tunisia	95%

Name	Principal activities	Country of incorporation	Stake held by the Parent Company or its subsidiaries
Production subsidiaries:			
OOO OBK	Accounting services	Russia	100%
OOO OMZ-Structure Development	Management of non-core business segments	Russia	90%
OOO Vodokanal 59	Utilities	Russia	100%
OOO Stroikomplex Uralskiy	Construction services	Russia	100%
OOO UZRTM	Repair works	Russia	100%
OOO Termit 63	Fire-proof and conditioning services	Russia	100%
OOO UralTEP-2001	Auto transportation services	Russia	100%
OOO Svyiaz 19	Installation and maintenance of corporate phone and data transmission lines	Russia	100%
OOO RegionStroiMontage	Repair and construction of production premises	Russia	100%
PJT 55	Railroad transportation services	Russia	100%

For majority-owned subsidiaries that incur losses, it is the Company's policy to recognize 100% of the losses, after first reducing the related minority interests' balances to zero. Further, when a majority-owned subsidiary becomes profitable, the Company will recognize 100% of profits until such time as the excess losses previously recorded have been recovered. Thereafter, the Company will recognize profits in accordance with the underlying ownership percentage.

The Parent Company and its subsidiaries maintain their accounting records and prepare their financial statements in Russian roubles in accordance with the requirements of Russian accounting and tax legislation. The financial statements used in preparing the accompanying consolidated financial statements differ from the financial statements issued for statutory purposes in Russia in that they reflect certain adjustments, not recorded in the respective accounting books, which are appropriate to present the financial position, results of operations, and cash flows in accordance with US GAAP.

The principal adjustments are related to the (1) reserve for doubtful debts and inventory obsolescence, (2) timing of revenue and expense recognition, (3) deferred income taxes, (4) foreign currency translation, (5) depreciation and valuation of plant and equipment, (6) purchase accounting and consolidation, (7) impairment of assets, and (8) elimination of intercompany balances and transactions.

Foreign Currency Translation

The accompanying consolidated financial statements have been prepared in US dollars. Transactions and balances not already measured in US dollars (primarily Russian roubles) have been remeasured into US dollars in accordance with the relevant provisions of US Financial Accounting Standard ("**SFAS**") No. 52, "Foreign Currency Translation", as applied to entities in highly inflationary economies.

Under SFAS No. 52, revenues, costs, capital, and non-monetary assets and liabilities are translated at historical exchange rates prevailing on the transaction dates. Monetary assets and liabilities are translated at exchange rates prevailing on the balance sheet date. Exchange or translation gains and losses arising from remeasurement of monetary assets and liabilities that are not denominated in US dollars are credited or charged to non-operating expenses. The foreign exchange gain arising in 2002 of $4,330 (2001 – $8,431, 2000 – $14,343) resulted from the fact that the Company was in a net monetary rouble liability position during the course of the year, and the rouble has been subject to continuous devaluation during the course of each of the three years ended December 31, 2002.

The Russian rouble is not a convertible currency outside the territory of Russia. Official exchange rates are determined daily by the Central Bank of Russia ("**CBR**") and are generally considered to be a reasonable approximation of market rates. The translation of rouble-denominated assets and liabilities into US dollars for the purpose of these consolidated financial statements does not indicate that the Company

could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official exchange rates as of December 31, 2002, 2001, and 2000 for one US dollar were 31.78 roubles, 30.14 roubles and 28.16 roubles, respectively.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and deposits held on call with domestic banks with maturity of less than three months.

Trade Receivables

Trade receivables are stated net of an allowance for accounts, generally more than 180 days overdue, which are considered doubtful.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in first-out (FIFO) method. Costs generally include raw materials, labor, production overheads and interest for certain long-term contracts. A reserve for obsolete inventory is created for inventory which management believes may not be fully recoverable.

Short-Term Investments

The Company accounts for investments in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities". The Company determines the appropriate classification of investments at the time of purchase and re-evaluates such designation as of each balance sheet date.

Short-term investments include certain bank promissory notes and deposits, commercial promissory notes, which were acquired for short-term purposes, and are stated at fair value. Certain corporate securities that have an established market are stated at their quoted market value and classified as available for sale. Accordingly, net realized gains and losses are included in investment income or loss, while net unrealized gains and losses are included in other comprehensive income. Changes in the fair value of short-term investments other than marketable securities are recognized as income or expense.

Long-Term Investments

Long-term investments consist of equity securities, which do not have an established market, and are carried at cost. The carrying amount of long-term investments is reduced to recognize a decline other than temporary in the value of the investments, if necessary.

Taxes Receivables

Taxes receivable are represented predominantly by the input value-added tax ("**VAT**"), which is offsetable against future VAT charged on the Company's sales.

Property, Plant and Equipment

As of the acquisition date (mid-1997), Uralmash plant and equipment was stated at its fair value being depreciated replacement cost, which was determined by independent appraisal as of December 31, 1995 (as adjusted for additions and disposals through the acquisition date). Subsequent to the initial recognition, the Company allocated the amounts of negative goodwill of $395,333 and $21,878 resulting from the acquisitions of shares in Uralmash in 1997 and 1998, respectively, against the values of Uralmash plant and equipment acquired.

Since the acquisition date (September 1, 1999), Izhorskiye Zavody plant and equipment was stated at depreciated replacement cost of $357,260 determined by independent appraisal as of December 31, 1999, reduced by the amount of impairment loss of $310,355. An additional impairment loss of $1,015 was recognized during the year ended December 31, 1999.

ZSMK plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $45,468 and $2,271 resulting from the acquisitions of shares in ZSMK in 1997 and 1998, respectively, against the values of its plant and equipment.

Krasnoe Sormovo plant and equipment is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $36,372 and $6,423 resulting from the acquisitions of Krasnoe Sormovo shares during 2000 and 2001, respectively, against the values of its plant and equipment.

Plant and equipment of Burovaya Tekhnika is stated at historical cost. Subsequent to the initial recognition, the Company allocated the negative goodwill of $6,747 resulting from the acquisitions of Burovaya Tekhnika shares during 2001 against the values of its plant and equipment.

Almaz plant and equipment is stated at depreciated replacement cost determined by independent appraisal as of June 20, 2001, reduced by the amount of the negative goodwill of $466 resulting from the acquisition of Almaz shares in 2002.

UPET plant and equipment is stated at historical cost reduced by the amount of the negative goodwill of $895 resulting from the acquisition of UPET shares during 2002. As of the date of acquisition of UPET, land was recorded at its then current market value.

Plant and equipment of other subsidiaries, including other acquisitions made by the Company in 2002, is stated at historical cost. As of the date of acquisition of Pavlovsky Machinery, its plant and equipment were recorded net of impairment loss of $2,765.

As of December 31, 2002, there was no information available on the market value of the Company's plant and equipment because of its specialised nature and age, and because such items are rarely sold. However, there was no information available that indicated that carrying value of the Company's plant and equipment, except for certain plant and equipment of Krasnoe Sormovo, was impaired.

Property, Plant and Equipment

Depreciation is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	30 years
Machinery and equipment	15 years
Vehicles	3 years
Furniture and fixtures	3 years

Maintenance costs relating to items of plant and equipment are expensed as incurred.

The Company capitalized interest of $2,407 in 2002, and nil in 2001 and 2000.

Patents

Patents related to marine engineering that are issued by the US licensing bodies and acquired in a business purchase, are stated at fair value as of the date of acquisition. Amortization is computed using the straight-line method over their remaining estimated useful life of 15 year. As of December 31, 2002, net book value of such patents was $13,195.

Business Combinations, Goodwill and Other Intangible Assets

In June 2001, the FASB issued SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. It also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS No. 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized. The Company has adopted SFAS No. 142 effective January 1, 2002. Application of the non-amortization and impairment provisions of SFAS No. 142 did not have a significant effect on the results of its operations or financial position.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. With the adoption of SFAS No.142, "Goodwill and Other Intangible Assets", as of January 1, 2002, the Company discontinued amortization of goodwill. In accordance with SFAS No. 142, the Company tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors.

Negative Goodwill Arising on Acquisitions

When the cost of acquisition is less than the Company's interest in the fair values of identifiable assets acquired and liabilities assumed as at the date of the exchange transaction, the fair values of the non-current assets (generally, plant and equipment) acquired are reduced proportionally until the excess is eliminated.

Impairment of Long-Lived Assets

In 2001 and 2000, the Company followed the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which required that long-lived assets and certain intangibles to be held and used by the Company be reviewed for impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses financial accounting and reporting for the impairment of disposal of long-lived assets, except for goodwill, and supersedes SFAS No. 121 and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for the disposal of a segment of a business (as previously defined in that opinion). This statement also amends Accounting Research Bulletin No. 41, "Consolidated Financial Statements", to eliminate the exception to consolidation for a subsidiary for which control is likely to be temporary. The provisions of the statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company has adopted the new statement effective January 1, 2002. The adoption of SFAS No. 144 did not have a significant effect on the result of it operations or financial position.

SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may

not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell.

Pension Funds

The Company contributes to the Russian Federation state pension fund, social insurance, medical insurance fund, and employment fund on behalf of its employees. The Company's contributions amount to approximately 35.6%, 35.6% and 38.5% during the years ended December 31, 2002, 2001 and 2000 of the portion of employees' compensation reported for the statutory purposes as salaries and are expensed as incurred. Total amounts expensed in connection with contributions to the above funds for the years ended December 31, 2002, 2001 and 2000 were $24,160, $19,900 and $16,114, respectively.

The Company has no other program or obligation for payment of post-retirement benefits to its employees.

Minority Interest

Minority interest represents interests of third parties in the net assets of the Company's subsidiaries.

Treasury Stock

Treasury stock is accounted for under the cost method, whereby a gain or loss is determined when the treasury stock is reissued or retired.

Revenue Recognition

Sales of Routinely Manufactured Equipment and Standard Services

The Company generates its revenue from the sales of goods to third party customers and the development of certain engineering documentation. For sales of goods produced in a standard manufacturing operation, even if produced to buyers' specification, and standard services, revenue is recognized, net of VAT, in the period in which the goods are dispatched from the plant or the services are provided, and invoices are issued. Generally, title passes to the customer upon shipment. However, there are certain circumstances where the Company is responsible for delivery and title passes and revenue is recognized at a later stage. In cases where a contract covers several homogenous or various routinely manufactured products, sales are recognized under the completed-contract or unit-of-delivery methods, with a unit of accounting generally being a fully assembled piece of equipment (e.g. a drilling rig or an excavator) rather than its individual components. Such sales cover the majority of contracts for the manufacturing and supply of drilling equipment, metallurgical equipment, mining equipment, and specialty steels, except for those specifically referred to below.

Billings made in the exchange for future shipments and costs of supplied equipment that does not meet the criteria for sales recognition are shown net as costs of uncompleted contracts in excess of related billings (in current assets), or billings on uncompleted contracts in excess of related costs (in current liabilities) separately for each contract.

Taxes on operating revenues were charged to general and administrative expenses at the rates of 1%, 1% and 4% over the years ended December 31, 2002, 2001 and 2000.

Multiple-Element Revenue Arrangements

If a contract is segregated in a number of discrete stages and if the title to equipment or service passes to the customer upon the completion of a certain stage, revenue is recognized after each stage upon dispatch of goods from the plant or provision of a service, and issuance of invoice. The Company recognizes revenue

upon the acceptance of such stages ("elements") following the requirements of the FASB's Emerging Issues Task Force ("**EITF**") consensus on Issue No. 00-21, "Accounting for Multiple-Element Revenue Arrangements" provided that all of the following criteria are met: (a) the deliverable in the arrangement that has been delivered represents a separate earnings process; (b) any undelivered item in the arrangement is not essential to the functionality of the deliverable in the arrangement that has been delivered; and (c) there is objective and reliable evidence of fair value to allocate the arrangement consideration to the deliverables. Fair value allocated to each element of a multiple-element arrangement, which includes various products and/or services, generally approximates the values stated in the contracts with buyers. Through December 31, 2002, only a limited number of the Company's contracts were accounted for as multiple-element revenue arrangements, specifically contracts to provide equipment and a service (e.g. installation or engineering) or for the supply of spare parts.

Construction-Type Contracts

Construction-type contracts generally include long-term contracts to manufacture design-build equipment, including continuous casting machines, nuclear power plant equipment, ships, and vessels.

A single contract or a group of contracts that otherwise meet the test for combining under Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("**SOP No. 81-1**"), may include several elements or phases, each of which the contractor negotiated separately with the same customer and agreed to perform without regard to the performance of others. The Company recognizes revenue upon the completion of each element or phase only if it meets all of the criteria of SOP No. 81-1, including, but not limited to, the following: (a) the terms and scope of the contract or project clearly call for separable phases or elements; (b) the separable phases or elements of the project are often bid or negotiated separately; (c) the Company has a significant history of providing similar services to other customers, and the similarity of such services and prices to other customers are verifiable; (d) the excess of the sum of the prices of the separate elements over the price of the total project is clearly attributable to cost savings incident to the combined performance of the contract obligation.

Sales of continuous casting machines and other complex mining and metallurgical equipment are accounted for under the percentage-of-completion method. The extent of progress toward completion under such contracts is generally measured based on the production stage of the various components or units.

Effective January 1, 2002, sales of ships and vessels are accounted for under the percentage-of-completion method. In the absence of readily determinable output measures, the extent of progress toward completion under such contracts is determined based on the ratio of costs incurred to-date to total estimated costs ("**the cost-to-cost method**"). The effect of the change from the completed-contract method applied to the revenue recognition for ships and vessels prior to 2002 to the percentage-of-completion method was not significant.

Sales under the long-term contracts for nuclear power plant equipment are accounted for under the percentage-of-completion method on a pro rata basis of cost of manufactured equipment (both supplied to customers and in finished goods) to total estimated contract costs. If the estimates of total contract costs can be made in ranges most likely to occur, those amounts are used. If the Company cannot determine "most likely" amounts, it uses the lowest probable level of profit in the range until it can estimate more precise results. Billings made by the Company and revenues recognized under the percentage-of-completion method are shown net, either as costs and recognized income not yet billed (in current assets), or billings in excess of costs and recognized income (in current liabilities) separately for each contract.

The majority of the Company's long-term contracts for nuclear power plant equipment provide for a deferred payment, generally limited to 10% of the total contract price, that is receivable upon the launch of the respective nuclear power plants in Iran, China, and India. Since the receipt of such money is subject to the conditions outside of the direct control of the Company, the Company treats such deferred payments as contingent consideration and defers them until the receipts can be assured. Furthermore, such contingent consideration is not used in the calculation of revenues to be recognized under the underlying contracts under the percentage-of-completion method.

Expense Recognition

Expenses are recognized in the period in which they are incurred.

Compensated Absences

The liability for employees' compensation for future absences is accrued if all of the following conditions are met: (a) the Company's obligation relating to employees' rights to receive compensation for future absences is attributable to employees' services already rendered; (b) the obligation relates to rights that vest or accumulate; (c) payment of the compensation is probable; and (d) the amount can be reasonably estimated.

Advertising Costs

Advertising costs are expensed as incurred. These costs totaled $577, $518, and $494 for the years ended December 31, 2002, 2001, and 2000, respectively.

Research and Development Costs

Research and development costs are expensed as incurred. These costs totaled $893, $1,909, and $853 for the years ended December 31, 2002, 2001, and 2000, respectively.

Investment Income

Investment income represents gains realized by the Company on transactions with government and corporate securities, bank notes, and commercial promissory notes that are routinely acquired for short or medium-term purposes and generate income in the form of interest, coupons or excess of sales prices over the original purchase prices. In addition, included in investment income are net gains resulting from the repurchase of the Company's own promissory notes at a discount.

Non-Monetary Transactions

Until 2001, as with most companies operating in Russia, a portion of the Company's business was conducted via non-monetary transactions related primarily to the Company's purchases of inventory and property and equipment in exchange for its products. Typically, these transactions were accounted for at the normal, open market selling prices of the items transferred, which might include bills of exchange issued by banks and the companies. The Company has significantly reduced the volume of such transactions in 2002.

Concentration of Credit Risk

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term and long-term investments, trade accounts receivable, and other receivables. Although the Company normally does not require collateral, it usually obtains advances from customers or customers' promissory notes or bank guarantees before launching significant or long-term contracts.

The Company primarily deposits available cash with several non-state owned Russian banks, including Promtorgbank, a related party. The Company also maintains short-term bank deposits and keeps short-term Russian bank promissory notes. Management regularly monitors the financial status of the banks where deposits are maintained.

The Company also has corporate promissory notes, classified as short-term investments, issued mostly by regular customers having a good credit history, or related parties, for which the collectibility is reasonably assured.

Fair Value of Financial Instruments

The fair value of financial instruments, consisting of cash, short-term investments, accounts receivable and payable, non-convertible bonds, and debt instruments approximates their carrying values.

Related Party Transactions

The Parent Company and its subsidiaries, as part of their normal business, entered into a number of transactions with related parties, which form part of the unconsolidated group controlled by the Company's management. The related party transactions might not have been carried at arm's length, and the promissory notes issued to or received from other related parties might be illiquid outside the unconsolidated group of entities under common control, and are solely used as a settlement instrument within such group. Amounts due to and from related parties are carried at cost.

Comprehensive Income

The Company applies SFAS No. 130, "Reporting Comprehensive Income", which establishes comprehensive standards for the reporting and presentation of income and its components in a set of general-purpose financial statements.

Segment Information

Effective January 1, 2000, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". Under SFAS No. 131 operating segments are defined as components of an enterprise about which separate financial information is available, that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has six reportable operating segments: oil and gas equipment, metallurgical equipment, mining equipment, specialty steels, nuclear power plant equipment and shipbuilding. Information about operating segments, including geographic information, is presented in Note 26.

Current Accounting Pronouncements

Accounting for Asset Retirement Obligations

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement deals with the costs of closing facilities and removing assets. SFAS No. 143 requires entities to record the fair value of a legal liability for an asset retirement obligation in the period it is incurred. This cost is initially capitalized and amortized over the remaining life of the asset. Once the obligation is ultimately settled, any difference between the final cost and the recorded liability is recognized as a gain or loss on disposition. SFAS No. 143 is effective for years beginning after June 15, 2002. The adoption of the provisions of SFAS No. 143 is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Costs Associated with Exit or Disposal Activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. This statement nullifies Emerging Issues Task Force No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)," which required that a liability for an exit cost be recognized upon the entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of the provisions of SFAS No. 146 is not expected to have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure – an amendment of FASB Statement No. 123". SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. SFAS No. 148 also amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure about those effects in interim financial information. The amendments to SFAS No. 123 introduced in SFAS No. 148 effective for financial statements for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's results of operations, financial position, or cash flows.

Accounting for Guarantees

In November 2002, the FASB issued FASB Interpretation ("**FIN**") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN No. 45 requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligation it assumes under that guarantee. The disclosure provisions of FIN No. 45 are effective for financial statements of annual periods that end after December 15, 2002. The provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The adoption of the provisions of FIN No. 45 is not expected to have a material impact on the Company's results of operations, financial position or cash flows.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 defines the concept of "variable interests" and requires existing unconsolidated variable interest entities to be consolidated into the financial statements of their primary beneficiaries if the variable interest entities do not effectively disperse risks among the parties involved. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003.

If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when FIN No. 46 becomes effective, the enterprise must disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years, with a cumulative-effect adjustment as of the beginning of the first year restated. The Company is currently analyzing whether the adoption of the provisions of FIN No. 46, and specifically possible consolidation of certain previously unconsolidated entities, will have a material impact on the Company's future results of operations, financial position, or cash flows.

Accounting for Revenue Arrangements with Multiple Deliverables

In November 2002, the FASB's EITF issued a revised consensus on Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables". In an arrangement with multiple deliverables, the EITF revised the principles and application guidance that should be used to determine (a) how the arrangement consideration should be measured, (b) whether the arrangement should be divided into separate units of accounting, and (c) how the arrangement consideration should be allocated among the separate units of accounting. Revised Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company believes that the adoption of the provisions of revised Issue No. 00-21, and specifically possible recognition of revenues upon the delivery of components of equipment

rather than entire units, could have a material impact on the Company's future results of operations, financial position, or cash flows.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the 2002 presentation. Such reclassifications had no impact on net income or shareholders' equity.

4. Business Combinations

The Company's aggressive acquisitions strategy largely implemented in 2001-2002 had been driven by strategic reasons discussed below. The Company's ultimate goal from the acquisition strategy was to establish a more internationally competitive diversified industrial group able to offer integrated engineering and manufacturing solutions in the carefully selected growing segments of the knowledge-intensive machinery and equipment. Its acquisitions have been specifically focused on oil and gas equipment and shipbuilding business segments and helped the Company to consolidate its market share and competitive position in these two key segments.

Acquisition of Almaz

In March 2002, the Company acquired a 30.18% interest in Almaz for cash of $4,461. In November 2002, the Company acquired controlling interests in ZAO Almaz Center Invest and OAO Novotrast that carried investments in Almaz of 42.17% and 0.42%, respectively, for the total consideration of $10,785. As a result of the transaction, the Company's equity stake in Almaz increased to 72.77%. November 11, 2002 is considered to be the effective date of the acquisition of Almaz for consolidation purposes since from that date the Company's share in Almaz had exceeded 50%.

To determine the results of the acquisition accounted for as a purchase, net assets of Almaz were recorded at their fair values. The fair value of the Almaz plant and equipment was determined by independent appraisers as of June 20, 2001, and totaled $20,847 as of the date of the acquisition. The fair value of assets acquired and liabilities assumed were as follows as of the acquisition date:

	November 11, 2002
Cash	$ 278
Trade receivables, net	948
Due from related parties	319
Inventories	2,597
Costs and recognized income not yet billed	1,726
Taxes receivable	2,405
Prepaid expenses and advances to suppliers	1,236
Other current assets	2,671
Plant and equipment, net	20,847
Long-term investments, net	5,510
Trade payables	(5,866)
Payroll and related obligations	(87)
Deferred revenues	(621)
Deferred taxes	(1,711)
Taxes payable	(3,043)
Billings in excess of costs and recognized income	(2,841)
Other payables	(2,776)
Net assets as of the acquisition date	$21,592
Net assets acquired, 72.77%	$15,712

	November 11, 2002
Consideration paid by the Parent Company	15,246
Negative goodwill	$(466)

Impact of the acquisition on the consolidated statement of cash flows for the year ended December 31, 2002:	
Cash paid by the Company	$8,259
Less cash of Almaz	(278)
Cash flows on acquisition, net of cash acquired	$7,981

The acquisition resulted in negative goodwill of $466, which was allocated primarily against the value of plant and equipment acquired.

In addition, $6,987 of liabilities arising from the acquisition of Almaz was recorded within Other Payables as of December 31, 2002. Such liabilities are due in several installments over 2003.

Acquisition of UPET

Before December 31, 2001, the Company transferred $4,656 to its purchase agents to acquire a 66.66% equity interest in the Romanian drilling rigs production plant UPET. According to the terms of the transaction, the acquisition was subject to the approval by the Romanian Stock Exchange Commission. Such approval was not obtained before December 31, 2001, and the Company was not officially registered as shareholder until after June 17, 2002. June 17, 2002 is considered the effective date of the acquisition of UPET plant for financial reporting purposes.

The fair value of assets acquired and liabilities assumed were as follows as of the acquisition date:

	June 17, 2002
Cash	$ 701
Trade receivables, net	3,433
Inventories	5,996
Property, plant and equipment, net	6,491
Trade payables	(4,118)
Taxes payable	(3,215)
Other payables	(959)
Net assets as of the acquisition date	$8,329
Net assets acquired, 66.66%	$5,551
Consideration paid by the Company	4,656
Negative goodwill	$ (895)

Impact of the acquisition on the consolidated statement of cash flows for the years ended December 31:

	2002	2001
Cash paid by the Company	$1,259	$ 3,397
Less cash of UPET	(701)	–
Cash flows on acquisition, net of cash acquired	$ 558	$(3,397)

The acquisition resulted in negative goodwill of $895, which was allocated against the value of plant and equipment acquired.

Acquisition of Friede Goldman

In 2002, the Company purchased substantially all of the assets of US-based Friede Goldman, Ltd. and Friede Goldman Halter, Inc., manufacturers and designers of sea drilling platforms that filed for bankruptcy in the United States under Chapter 11 of the US Bankruptcy laws. As of the acquisition date the Company's purchase consideration was allocated to assets acquired and liabilities assumed based on their respective fair values as follows:

Trade receivables, net	$518
Work-in-progress, net	815
Plant and equipment, net	323
Patents	13,640
Accounts payable	(156)
Net assets acquired	$15,140

Theses assets were then transferred to newly established entities Friede Goldman Marketing, B.V. (the Netherlands), FGL Buyer, LLC (USA), Friede Goldman United, Ltd. (USA). The Company's ownership interest in all three entities is 75%.

Other Acquisitions in 2002

During the year ended December 31, 2002, the Company made several other acquisitions of medium-size plants, primarily in an effort to strengthen its position in shipbuilding and equipment for oil and gas industry.

In addition to UPET and specifically to defend its domestic market share in the drilling equipment segment, in 2002, the Company acquired Pavlovsky Machinery, based in the Perm Region, its principal domestic competitor for some components of oil drilling equipment.

In addition to Almaz, in 2002, the Company acquired two other shipbuilding plants – Third International, located in Astrakhan, and Nizhegorodskiy Teplokhod, based in Nizhny Novgorod. The acquisitions of Third International and Nizhegorodskiy Teplokhod were made to enable the Company to specifically position itself as the supplier of mobile offshore drilling units and post-installation services to oil companies developing operations in the Caspian Sea, and to integrate Third International in certain of the Krasnoe Sormovo manufacturing processes.

The total value of the acquired share in net assets of such entities amounted to $7,402 and was split as follows:

Acquired Subsidiaries	Ownership Interest Acquired	Consideration Paid	Share in Net Assets Acquired	Goodwill	Negative Goodwill
Nizhegorodskiy Teplokhod	55.68%	$ 1,713	$ 773	$ 940	$ –
Third International	73.93%	4,953	3,308	1,645	–
Pavlovsky Machinery	64.91%	4,270	3,034	1,236	–
ZAO Novotrast`	100.00%	24	24	–	–
NPO Neftegazotekhnika	76.00%	122	203	–	(81)
OAO VPI Proektverf	54.39%	60	60	–	–
Total		$11,142	$7,402	$3,821	$(81)

Negative goodwill arising from acquisitions was allocated primarily against the value of plant and equipment acquired.

As of December 31, 2002, the Company recognized goodwill impairment loss of $1,236 related to its ownership interest in Pavlovsky Machinery because of insufficient future operating cashflows. This impairment loss was recorded within the oil and gas equipment business segment.

Acquisition of Krasnoe Sormovo

In 1998, the Parent Company acquired 18.68% of Krasnoe Sormovo for cash of $2,052. Through the period from May 22, 2000 to June 23, 2000 the Parent Company acquired an additional 14.14% of shares: 4% of shares were exchanged for Pnevmostroymachina shares, with the fair value of $425, and remaining 10% of shares were purchased for $9 from OOO Novye Vozmozhnosti, a related party. The total value of the consideration paid for 32.82% of shares amounts to $2,486.

Since June 23, 2000, the investment in Krasnoe Sormovo had been accounted for under the equity method. To determine the results of the acquisition, net assets of Krasnoe Sormovo were valued at their fair values in accordance with the APB Opinion No. 18. The carrying values were assumed to approximate their fair values. The total value of the acquired share in the net assets of Krasnoe Sormovo amounted to $28,314. The acquisition resulted in negative goodwill of $25,828, which was allocated against the value of acquired plant and equipment.

In December 2000, the Parent Company acquired additional 17.181% of Krasnoe Sormovo for cash of $3,078. December 19, 2000 is considered to be the effective date of the acquisition of Krasnoe Sormovo for accounting purposes since from that date the Parent Company's share in Krasnoe Sormovo had exceeded 50%. Accordingly, Krasnoe Sormovo has been treated as a subsidiary since December 19, 2000, and the results of operations have been included in the consolidated statement of income since that date.

To determine the results of the acquisition accounted for as a purchase, net assets of Krasnoe Sormovo were recorded at their fair values. The fair value of property and equipment at December 19, 2000 was presumed to approximate their carrying values. The total value of the acquired share of the net assets of Krasnoe Sormovo amounted to $13,622. The acquisition resulted in negative goodwill of $10,544, which was allocated against the value of plant and equipment acquired.

The fair value of assets acquired and liabilities assumed were as follows as of the acquisition date:

	December 19, 2000
Cash	$ 1,867
Trade receivables	1,452
Inventories, net	16,606
Taxes receivable	661
Other current assets	21,317
Long-term investments	260
Plant and equipment, net	47,567
Trade payables	(1,884)
Payroll and related obligations	(553)
Deferred revenues	(6,165)
Taxes payable	(261)
Other payables	(740)
Net assets as of the acquisition date	$ 80,127
Minority interest – 49.99% as of December 19, 2000	(40,064)
Share in net assets previously owned by the Parent Company, 33%	26,442
Net assets acquired	$ 13,622
Consideration paid by the Parent Company	3,078
Negative goodwill	$(10,544)
Impact of the acquisition on the consolidated statement of cash flows for the year ended December 31, 2001:	
Cash paid by the Parent Company	$3,078
Less cash of Krasnoe Sormovo	(1,867)
Cash flows on acquisition, net of cash acquired	$ 1,211

At various dates throughout 2001, the Parent Company acquired an additional 10.73% interest in Krasnoe Sormovo for cash of $2,178. The acquisition of such additional interest in Krasnoe Sormovo resulted in negative goodwill of $6,423, which was allocated against the value of plant and equipment acquired.

Acquisition of Burovaya Tekhnika

In 2000, the Parent Company acquired 45.10% of shares in Burovaya Tekhnika for consideration of $1,161. Through December 31, 2000, the investment in Burovaya Tekhnika had been accounted for under the cost method. The non-application of equity method for Burovaya Technika did not have a material impact on the Company's financial position or results of its operations in 2000.

In 2001, the Parent Company continued to acquire additional shares of Burovaya Tekhnika. By April 17, 2001, the Parent Company acquired an additional 9.99% for cash of $94 from ZAO Neftyanoi Investitsionnyi Dom, a related party, increasing its equity share to 55.09%. April 17, 2001 is considered the effective date of the acquisition of Burovaya Tekhnika for accounting purposes since from that date the Parent Company's share in Burovaya Tekhnika had exceeded 50%. Accordingly, Burovaya Tekhnika has been treated as a subsidiary since April 17, 2001, and the results of operations have been included in the consolidated statement of income since that date.

To determine the results of the acquisition accounted for as a purchase, net assets of Burovaya Tekhnika were recorded at their fair values. The fair value of property and equipment at April 17, 2001, was presumed to approximate their carrying values. As of the date of acquisition, Burovaya Tekhnika had current assets of $4,191 (including cash of $893), non-current assets of $12,465 and current liabilities of $2,131. The total value of the acquired share of the net assets of Burovaya Tekhnika amounted to $8,002. The acquisition

resulted in negative goodwill of $6,747, which was allocated against the value of plant and equipment acquired. Net cash inflows on the acquisition amounted to $799, which is recorded in the consolidated statement of cash flows.

5. Cash and Cash Equivalents

Cash and cash equivalents consisted of the following as of December 31:

	2002	2001	2000
Cash in USD bank accounts	$2,343	$2,782	$2,481
Cash in RBS bank accounts	25,838	12,485	6,843
Cash in EUR bank accounts	18	–	–
Cash and cash equivalents of the Parent Company and Russian subsidiaries	28,199	15,267	9,324
Cash in USD bank accounts	1,203	–	–
Cash in EUR bank accounts	128	–	–
Other	220	–	–
Cash and cash equivalents of foreign subsidiaries	1,551	–	–
Total cash and cash equivalents	$29,750	$15,267	$9,324

Included in cash and cash equivalents as of December 31, 2002, 2001 and 2000, are several bank accounts opened with ZAO Promtorgbank ("**Promtorgbank**"), a related party, in the total amount of $16,799, $10,576 and $5,492, respectively.

6. Short-Term Investments

Short-term investments consisted of the following as of December 31:

	2002	2001	2000
Corporate promissory notes	$8,120	$2,338	$23,446
Available for sale securities	–	15,083	–
Bank promissory notes	3,519	2,953	10,257
Bank deposits	–	2,000	17,644
Trading securities	–	–	2,019
Other	295	–	–
Total short-term investments	$11,934	$22,374	$53,366

Corporate Promissory Notes

Corporate promissory notes represent obligations of various Russian and foreign legal entities, primarily the Company's trade debtors, in the form of promissory notes that generally do not have an established market. They are reported net of valuation reserve.

Available for Sale Securities

Available for sale securities consisted of the following as of December 31, 2001:

	Historical Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Gazprom promissory notes	$16,296	$–	$(1,213)	$15,083

Since the purchase of the rouble-denominated Gazprom promissory notes in 2001, Company had designated them as available for sale marketable securities. Accordingly, the decrease in market value of

Gazprom promissory notes of $1,213 was reported as unrealized holding losses in other comprehensive income in the year ended December 31, 2001. In 2002, the Company sold all its Gazprom promissory notes, for $16,454, realizing an investment gain of $158 in the 2002 consolidated statement of income.

Bank Promissory Notes

Included in bank promissory notes as of December 31, 2002, 2001 and 2000, were interest-free promissory notes issued by Alfa-Bank of $109, $1,659 and $8,523, respectively.

As of December 31, 2002, included in bank promissory notes was a Guta-Bank certificate at $3,147 par value. The Guta-Bank certificate bears interest at a rate of 16% per annum and matures on March 25, 2003.

As of December 31, 2001, included in bank promissory notes were three Sberbank US dollar-denominated promissory notes, $1,068 at par value in total, that were pledged as a collateral for the $1,000 long-term loan received from Sberbank (Note 19). The Sberbank notes bore interest at a rate of 5.65% per annum, payable semi-annually.

Bank promissory notes as of December 31, 2001 and 2000, also included notes issued by Promtorgbank of $156.

Bank Deposits

Bank deposits as of December 31, 2001, represented a US dollar-denominated deposit account with Promtorgbank, bearing interest at a rate of 6% per annum and maturing on April 25, 2002. In 2002 and 2001, the Company recorded interest income of $111 and $120, respectively, on its deposit with Promtorgbank.

Bank deposits as of December 31, 2000, consisted mainly of deposits with Sberbank, a Russian government owned bank, of $16,523 with various maturity dates throughout 2001. Such bank deposits bore interest from 4.6% to 7.7% on US dollar-denominated deposits and from 10% to 13% on rouble-denominated deposits.

Trading Securities

Trading securities as of December 31, 2000, consisted mainly of Russian Federal loan bonds ("OFZ"), which were frequently traded by the Company and were stated at their quoted market value.

7. Trade Accounts Receivable

Trade accounts receivable consisted of the following as of December 31:

	2002	2001	2000
Trade accounts receivable	$60,520	$57,011	$48,759
Allowance for doubtful accounts	(5,936)	(8,354)	(12,747)
	$54,584	$48,657	$36,012
Long-term trade accounts receivable	$13,508	$1,906	$–

Long-term trade accounts receivable are represented by the deferred payment that in accordance with the contract terms for the manufacturing of nuclear power plant equipment is receivable when the nuclear power plants in India, China, and Iran are launched and accepted by customers.

8. Related Party Transactions

During the three years ended December 31, 2002, the Company had transactions or balances with the following of its shareholders or companies under their control or control of, or influence by, management :

- Promtorgbank, incorporated in Russia
- OAO Industrial Group NIPEK-Bioprocess, incorporated in Russia
- ZAO Neftyanoi Investitsionnyi Dom, incorporated in Russia
- OOO Novye Vozmozhnosti, incorporated in Russia
- OOO NitsTyazhMash, incorporated in Russia
- OOO Machinery Engineering, incorporated in Russia
- ZAO AtomKomplektPostavka, incorporated in Russia
- OOO Resource, incorporated in Russia
- Speed Arrow Limited, incorporated in Cyprus
- Allbrand Services Limited, incorporated in Cyprus
- Ventor Limited, incorporated in Turks and Caicos Islands
- BioLink Technologies International, Inc. ("**BioLink**"), incorporated in the USA
- Lotterby Limited, incorporated in British Virgin Islands

During 2000, the Company purchased 10% of Krasnoe Sormovo shares for $9 from Novye Vozmozhnosti and 4.1% from Neftyanoi Investitsionnyi Dom for $984. It is likely that the values assigned in these transactions were different from the market prices of shares acquired.

During 2001, the Company used OOO NitsTyazhMash and OOO Machinery Engineering, registered taxpayers in the Russian Federation with certain tax holidays applicable to both entities, to generate income from securities trading and sales of certain assets. In 2001, such investment and sales income amounted to $5,236 and $1,234, respectively.

In 2001, the Company used Ventor Limited and Allbrand Services Limited to find a potential buyer for the sale of OOO Tube Works and consummate the sale transaction. The transaction fee paid to these related parties amounted to $36.

Amounts due from related parties consisted of the following as of December 31:

	2002	2001	2000
Promtorgbank	$ 172	$ 8,781	$13,361
Lotterby Limited	1,174	–	–
Speed Arrow Limited	–	2,688	–
OOO Resource	857	868	–
BioLink	347	–	–
Management	20	–	–
Other	348	217	–
Total due from related parties	$2,918	$12,554	$13,361

As of December 31, 2002, a receivable from Promtorgbank consisted of $172 of Promtorgbank promissory notes. As of December 31, 2001, a receivable from Promtorgbank consisted of $8,303 of Promtorgbank promissory notes, $462 of the Promtorgbank's liabilities arising from purchase of third-party promissory notes, and $16 of other receivables. As of December 31, 2000, a receivable from Promtorgbank

consisted of $5,920 of short-term loans issued thereto maturing throughout 2001, and $7,441 of Promtorgbank promissory notes.

In 2001, the Company recorded $675 and $170 of interest income on the Promtorgbank promissory notes and loans, respectively. In 2002, the Company recorded $119 of interest income on the Promtorgbank promissory notes.

As of December 31, 2002, the amount due from Lotterby Limited of $1,174 represented its obligations related to the Company's repayment of the Lotterby Limited's loan from Speed Arrow Limited.

OOO Resource is under the operating control of management of Izhorskiye Zavody. In 2002 and 2001, OOO Resource acted as a cash settlement agent on behalf of Izhorskiye Zavody, and as of December 31, 2002 and 2001, the amounts due from OOO Resource consisted of $857 and $868 of promissory notes, respectively, issued by the Company's debtors. In 2002, the Company discontinued using OOO Resource as collection agent but intended to use it for settlements with suppliers. As of December 31, 2002, the amount due from OOO Resource comprised of $857 for promissory notes issued by the Company's debtors.

The amount of $347 due from BioLink is represented by BioLink promissory notes maturing in 2002.

Amount due from management as of December 31, 2002, consisted of short-term loans granted by the Company to its managerial employees.

As of December 31, 2001, the amount due from Speed Arrow Limited of $2,688 represented a loan granted by United Heavy B.V. The amount was fully repaid in 2002.

Amounts due from related parties, long-term, consisted of the following as of December 31:

	2002	2001	2000
Promtorgbank – trust fund, principal	$619	$5,756	$10,899
Promtorgbank – trust fund, interest	1,570	1,545	1,131
Promtorgbank – long-term deposits	–	–	6,428
Promtorgbank – promissory notes	40	–	–
Other	145	–	–
Total due from related parties – long-term	$2,374	$7,301	$18,458

Trust fund represents cash deposited by the Parent Company in Promtorgbank for a period of 5 years starting April 5, 2000. Trust fund bears interest at a rate of 10% per annum, which is payable by Promtorgbank upon the repayment of the principal amount. In 2002 and 2001, the interest income on the trust funds amounted to $151 and $999, respectively.

As of December 31, 2002, the Company had promissory notes of $40 issued by Promtorgbank maturing in 2005.

Included in long-term receivables from Promtorgbank as of December 31, 2000, was a long-term loan issued by the Parent Company of $6,428 with the maturity date on August 3, 2003. The loan was fully repaid in February-April 2001.

Current liabilities to related parties consisted mainly of loans with Promtorgbank and promissory notes issued by the Company and held by the following related parties as of December 31:

	2002	2001	2000
Promtorgbank	$3,195	$5,517	$12,064
ZAO Neftyanoi Investitsionnyi Dom	1,675	1,765	40
OAO Industrial Group NIPEK-Bioprocess	–	–	592
Other	189	215	453
Total due to related parties	$5,059	$7,497	$13,149

Included in the amount due to Promtorgbank as of December 31, 2002, were $1,353 of short-term borrowings, $1,153 and $689 for information and telecommunication services and liabilities for bank charges, respectively. The loans are denominated in roubles, bear interest from 16 to 24%, and mature in 2003. The loan of $224 was repaid on March 25, 2003. In 2002, the Company accrued interest expense of $450 on loans issued by Promtorgbank.

The amount due to Promtorgbank as of December 31, 2001, included loans of $4,158; $182 of interest accrued; $685 of liabilities for bank charges, and $492 of the Company's promissory notes. The $1,158 short-term loan was denominated in roubles, bore interest at an annual rate of 12%, and matured on July 16, 2002. The long-term $3,000 loan obtained with Promtorgbank is denominated in US dollars, bore interest at an annual rate of 5% and matured on January 8, 2003. The loan was fully repaid on May 14, 2002. Included in the amount due to Promtorgbank as of December 31, 2000, were $11,342 of short-term borrowings and the Company's promissory notes of $722. In 2001, the Company accrued $462 of interest on loans received from Promtorgbank.

Liabilities to ZAO Neftyanoi Investitsionnyi Dom as of December 31, 2002 and 2001, related to the Company's purchase of its share in OAO IMZ Ural (Note 12) through ZAO Neftyanoi Investitsionnyi Dom.

In 2001, the Company issued loans to, and borrowed funds from OOO Machinery Engineering. The interest expense and interest income on these loans amounted to $783 and $166, respectively. As of December 31, 2001, all loans were fully repaid.

9. Inventories

Inventories consisted of the following as of December 31:

	2002	2001	2000
Materials and spare parts	$61,455	$49,400	$49,289
Work-in-process	83,633	98,421	83,935
Finished goods	41,163	46,741	28,549
Total inventories, at cost	186,251	194,562	161,773
Reserve for obsolete inventories	(24,515)	(26,876)	(27,851)
Total inventories, net	$161,736	$167,686	$133,922

As of December 31, 2002 and 2001, $39,179 and $33,725 of inventories were pledged under several loan agreements, respectively (Note 16). As of December 31, 2000, $484 of raw materials was restricted for use by the St. Petersburg tax authorities.

10. Accumulated Costs and Related Billings

Percentage-of-Completion Method

Balances related to arrangements accounted for under the percentage-of-completion method consisted of the following as of December 31:

	2002	2001	2000
Costs and recognized income:			
Shipbuilding	$ 46,827	$ –	$–
Nuclear power plant equipment	4,771	–	–
Oil and gas equipment	2,569	–	–
Total costs and recognized income	$ 54,167	$ –	$-
Accumulated billings or deferred revenue:			
Shipbuilding	$(46,340)	$ –	$-
Nuclear power plant equipment	(18,916)	(15,554)	–
Metallurgical equipment	(2,334)	(2,879)	–
Total accumulated billings or deferred revenue	$(67,590)	$(15,554)	$–
Total cost and recognized income not yet billed	$23,195	$–	$–
Total billings in excess of costs and recognized income, short-term	$(23,110)	$(16,527)	$–
Total billings in excess of costs and recognized income, long-term	$(13,508)	$ (1,906)	$–

As of December 31, 2002, the long-term portion of billings in excess of costs and recognized income represented deferred payments of $3,573, $9,836, and $99 under long-term construction-type contracts for the supply of nuclear power plant equipment for Iran, China, and India, respectively, that are due upon the launch of the respective power plants.

Completed Contract Method

Balances related to arrangements accounted for under the completed-contract method consisted of the following as of December 31:

	2002	2001	2000
Accumulated costs:			
Metallurgical equipment	$ 1,712	$ 632	$–
Mining equipment	776	–	–
Oil and gas equipment	1,660	15,896	–
Total accumulated costs	$ 4,148	$ 16,528	$–
Accumulated billings:			
Mining equipment	$(859)	$(903)	$–
Metallurgical equipment	(2,156)	–	–
Oil and gas equipment	(2,642)	(21,352)	–
Total accumulated billings	$(5,657)	$(22,255)	$–
Excess of accumulated billings over related costs	$(1,509)	$ (5,727)	$–

11. Property, Plant and Equipment

Property, plant and equipment consist of the following:

	Land	Buildings	Machinery and Equipment	Vehicles	Furniture and Fixtures	Equipment under Construction	Total
Net book value as of January 1, 2000	$ –	$ 107,876	$ 59,372	$ 808	$ 972	$ 9,792	$ 178,820
Additions	–	2,454	7,673	439	2,452	3,108	16,126
Disposals	–	(2,621)	(3,159)	(24)	(35)	(163)	(6,002)
Depreciation charge for the year	–	(7,894)	(11,635)	(426)	(716)	–	(20,671)
Plant and equipment of Krasnoe Sormovo acquired on December 19, 2000		6,269	4,723	255	5	37	11,289
Reserve for obsolete equipment under construction	–	–	–	–	–	(2,615)	(2,615)
Net book value as of December 31, 2000	$ –	$ 106,084	$ 56,974	$ 1,052	$ 2,678	$ 10,159	$ 176,947
Negative goodwill offset against plant and equipment of Krasnoe Sormovo	–	(3,560)	(2,683)	(145)	(3)	(32)	(6,423)
Plant and equipment of Burovaya Tekhnika acquired on April 17, 2001	–	3,849	1,735	88	37	9	5,718
Additions	–	5,027	14,890	533	2,000	7,967	30,417
Disposals	–	(832)	(3,198)	(32)	(207)	–	(4,269)
Depreciation charge for the year	–	(8,940)	(11,285)	(565)	(1,315)	–	(22,105)
Reserve for obsolete equipment under construction	–	–	–	–	–	(2,284)	(2,284)
Net book value as of December 31, 2001	$ –	$ 101,628	$ 56,433	$ 931	$ 3,190	$ 15,819	$ 178,001
Property, plant and equipment of new subsidiaries, net of effect of allocation of negative goodwill	3,067	22,523	6,968	253	638	2,430	35,879
Additions	–	2,887	11,407	113	4,072	738	19,217
Disposals	(450)	(2,680)	(1,058)	(220)	(177)	(1,623)	(6,208)
Depreciation charge for the year	–	(9,069)	(13,143)	(479)	(2,497)	–	(25,188)
Release from reserve for obsolete equipment under construction	–	–	–	–	–	594	594
Impairment loss	–	(831)	(105)	–	–	–	(936)
Net book value as of December 31, 2002	$ 2,617	$ 114,458	$ 60,502	$ 598	$ 5,226	$ 17,958	$ 201,359

The Company's plant and equipment of $37,771, $11,865 and $5,126 was pledged for the short-term and long-term bank loans as of December 31, 2002, 2001, and 2000, respectively.

Accumulated depreciation amounted to $93,504, $73,024, and $52,049 as of December 31, 2002, 2001, and 2000, respectively.

Following the requirements of SFAS 144, in 2002 the Company evaluated recoverability of carrying value of plant and equipment for its newly acquired subsidiaries and other operating entities where impairment indicators were present. As a result, the Company recognized an impairment loss related to certain production assets of Krasnoe Sormovo previously involved in the manufacturing of consumer goods which was discontinued in the year ended December 31, 2002, of $936.

12. Long-Term Investments

Long-term investments consisted of the following as of December 31:

	2002		2001		2000	
	% of ownership	Amount	% of ownership	Amount	% of ownership	Amount
Promtorgbank	14.9%	$ 6,775	2.8%	$ 2,116	–	$ –
UPET	–	–	–	3,397	–	–
OAO CKB Korall	30.4%	1,956	–	–	–	–
OAO IMZ Ural	19.0%	1,830	19.0%	1,830	19.0%	1,830
Burovaya Tekhnika	–	–	–	–	45.1%	1,161
BioLink	0.6%	670	–	–	–	–
Nizhegorodskiy Teplokhod	–	–	18.4%	639	–	–
ZAO Transkat	15.0%	480	15.0%	480	15.0%	3,004
OAO Shipbuilding Plant Lotos	6.3%	277	–	–	–	–
Ural Motorbikes Plant	19.5%	270	19.5%	270	–	–
OAO Volgograd Plant of Burovaya Tekhnika	2.0%	238	2.0%	238	3.2%	235
OAO CKB Lazurit	32.7%	200	–	–	–	–
AOZT Russian Company of Shelf Development	0.8%	121	0.8%	121	0.8%	121
OOO AMT Stealth	–	–	–	319	–	–
Other	–	11	–	2,106	–	2,137
Total Long-Term Investments		$ 12,828		$ 11,516	–	$ 8,488

In 2001, the Company acquired 67,085 shares of Promtorgbank's common stock from Promtorgbank, a related party, representing 2.79% of ownership interest therein. In 2002, the Company acquired additional 290,277 shares of Promtorgbank common stock as part of the acquisition of Almaz (Note 4). As of December 31, 2002, such shares were recorded net of valuation reserve for other than temporary decline in value of $3,480. In addition, valuation allowance of $844 was made in respect of Promtorgbank shares acquired prior to December 31, 2001, and recorded as part of investment loss in the year ended December 31, 2002.

Before December 31, 2001, the Company transferred $3,397 to its unaffiliated purchase agents to acquire a controlling interest in the Romanian drilling rigs production plant UPET. According to the terms of the transaction, the acquisition was subject to the approval by the Romanian Stock Exchange Commission. Such approval was not obtained before June 18, 2002. Prior to that date, the investment in UPET was recorded at cost. By June 18, 2002, the Company completed its acquisition of 7,884,736 shares of common stock of UPET. Accordingly, UPET has been accounted for under the full-consolidation method since that date (Note 4).

In April 2002, the Company acquired 603,169 shares of OAO CKB Korall, a Ukrainian-based naval engineering and construction bureau specializing in engineering of complex mobile offshore drilling units for cash of $1,956.

As of December 31, 2002, 2001 and 2000, the Company owned a 19% interest in OAO IMZ Ural, a manufacturer of motorcycles. The investment was valued at cost.

In 2002, the Company purchased 100,000 of ordinary shares of BioLink, a security technology provider specializing in the development, manufacturing and marketing of advanced fingerprint biometric products, based in Florida, USA, representing an ownership interest of 0.6%, for cash of $670 from Speed Arrow, related party. Subsequent to December 31, 2002, the Company increased its ownership in BioLink to 32.7%.

In 2001, the Company purchased an 18.39% stake in Nizhegorodskiy Teplokhod for cash of $639. By June 20, 2002, the Company acquired additional 122,400 shares of common and 15,735 shares of preferred stock of Nizhegorodskiy Teplokhod, increasing its ownership interest therein to 55.8%. Subsequent to June 20, 2002, Nizhegorodskiy Teplokhod has been accounted for under the full-consolidation method.

By April 17, 2001, the Company completed its acquisition of additional 314,026 shares of common and 1,134,708 shares of preferred stock of Burovaya Tekhnika. During the period from January 1, 2001 through April 17, 2001, before the Company's stake in Burovaya Tekhnika reached 55.09%, its investment therein was accounted using the equity method. Subsequent to April 17, 2001, Burovaya Tekhnika has been accounted for under the full-consolidation method.

In 2001, the Company recorded a permanent reduction in value of its long-term investments in ZAO Transkat, OOO Blackline and certain other companies. The loss of $4,447 was recognized in its 2001 consolidated statement of income. During 2001, Izhorskiye Zavody transferred to Promtorgbank certain of its long-term investments, predominantly in ZAO Transkat of $480, into a trust fund for total amount of $495.

No information was available on the fair values of the Company's investments in Promtorgbank, OAO IMZ Ural and other entities as of December 31, 2002, 2001 and 2000. The non-application of equity method for Burovaya Technika in 2000 and certain minor equity investments included in the "Other" line did not have a material impact on the Company's financial position or results of its operations.

13. Advances Received and Deferred Revenue

Customer advances and deferred revenues consisted of the following as of December 31:

	2002	2001	2000
ZAO Atomstroyexport	$ 40,648	$ 18,214	$ 24,310
Kremikovitsi (government financing)	–	34,939	34,939
OAO Surgutneftegaz	–	24,322	35,393
RN-Leasing	9,651	–	–
Itochu Corporation (Japan)	5,902	1,950	–
OAO Tyumen Oil Company	2,937	–	–
OOO Gazresourse	2,421	4,713	–
OAO Magnitogorsk Iron Works	2,358	–	–
OAO Sibneft	961	8,125	2,519
ZAO Yukos-Service	–	7,198	–
NTC Energonasos ZKBM	–	4,160	3,082
OAO Rosneft	–	2,964	–
OOO Oil Service Leasing Company	–	2,957	–
OAO Severstal	–	2,375	–
Nizhniy-Tagil Iron Works (NTMK)	688	725	5,080
Newsproject	–	–	4,777
OAO Slavneft	–	–	3,541
Other	25,573	29,754	67,186
Total Advances Received and Deferred Revenue	$ 91,139	$ 142,396	$ 180,827

In 1999, the Company entered into several agreements related to the construction of Liang Yung Gang nuclear power plant in China for the total amount of $134,902. In 2002, the Company entered into a long-term agreement related to the construction of Kudan-Kulam nuclear power plant in India for the total amount of $285,761. Most of such long-term agreements were conducted with Atomstroyexport ("**ASE**"), which acts as general contractor for all construction projects at nuclear power plants conducted by the Russian Federation in foreign countries. Accordingly, ASE has been providing the Company with significant advance financing under the above long-term construction-type contracts to supply equipment for the respective nuclear power plants.

In 1994, Uralmash and Kremikovitsi (Bulgaria) signed an agreement for deliveries of metallurgical equipment for the total amount of $52,000, which are affected as redemption of a debt of the Russian Federation to the Republic of Bulgaria. The Ministry of Finance of the Russian Federation compensated 70% of the total contract price to Uralmash, retaining the remaining 30%. In 1997, the financing ceased due to disagreements between the parties. Through December 31, 2001 and 2000, the Ministry of Finance had paid $34,939. The remaining balance to be paid was $1,464. As of December 31, 2001 and 2000, all work-in-progress inventories related to this agreement had been fully reserved.

The Company has conducted regular negotiations with the representatives of the governments of Russia and Bulgaria. The parties agreed to reconsider the terms of the agreement. No ultimate resolution of the issue has been achieved as of December 31, 2001. The amount paid by the Ministry of Finance of the Russian Federation was treated as deferred revenue as of December 31, 2001 and 2000.

In 2002, the Russian and Bulgarian governments reached a formal agreement, whereby (i) Kremikovitsi officially confirmed its refusal to accept delivery, and (ii) the Russian inter-governmental debt to Bulgaria was forgiven to the extent of the contract price of the underlying equipment. As a result of this agreement, Uralmash was allowed to utilize the equipment produced for its own use. The Company obtained appropriate documentation from the Ministry of Finance of the Russian Federation releasing it from any obligations to return financing to the Russian government. Due to the fact that the equipment was previously written off, the Company recognized a non-operating gain on release from government financing of $34,939 reduced by disposal costs of $742.

14. Income Taxes

On August 5, 2000, the Profits tax law was amended to allow local authorities to increase the statutory tax rate by up to 5%. On November 29, 2000, the authorities of Moscow enacted an increase in the statutory tax rate from 30% to 35% effective January 1, 2001. Similar acts were passed by the other cities where the Company's subsidiaries are located. Effective January 1, 2002, the Russian Federation profit tax rate was reduced to 24%. This change was enacted in August 2001 and taken into account when computing tax effects of temporary differences as of December 31, 2001.

The income tax provision consisted of the following for the years ended December 31:

	2002	2001	2000
Current tax expense	$ 4,310	$ 7,326	$ 2,137
Deferred tax expense (benefit)	5,825	(5,952)	1,390
	$ 10,135	$ 1,374	$ 3,527

The reconciliation between the income tax expense computed by applying the Russian enacted statutory tax rates (24%, 35%, and 30% in 2002, 2001 and 2000, respectively, except for Izhorskiye Zavody, for which 29% was applied in 2001) to the income before income taxes presented in the accompanying consolidated financial statements to the income tax expense reported in the consolidated financial statements is as follows:

	2002	2001	2000
Income tax expense computed on income before income taxes at statutory tax rates	$ 15,606	$ 1,895	$ 1,530
Tax effect of permanent differences:			
Effect of foreign exchange differences	(1,077)	(2,951)	(4,303)
Non-deductible expenses	979	2,452	1,275
Non-deductible provisions	4	5,319	5,244
Disallowed loss from equity investments	–	–	550
Other non-taxable income	–	(2,973)	–
Capital investment and other deductions	(1,078)	(7,841)	–
Effect of exchange rate differences in translation of expenses	2,451	5,997	5,359
Non-taxable gain on sale of non-core business units	(130)	(1,589)	(4,397)
Non-taxable gain on release from tax penalties	(5,932)	(1,510)	(4,485)
Non-taxable gain on release of government financing	(8,207)	–	–
Other permanent differences	2,568	(483)	3,009
Effect of changes in tax rate	–	4,882	(4,139)
Temporary differences not recognized as measured by the change in the valuation allowance during the year	4,951	(1,824)	3,884
Income tax expense reported in the accompanying consolidated financial statements	$ 10,135	$ 1,374	$ 3,527

As of the acquisition dates (November 11 and 25, 2002), deferred tax liabilities of Almaz and Pavlovsky Machinery amounted to $1,711 and $68, respectively. As of those dates, valuation allowance at Almaz and Pavlovsky Machinery for deferred tax assets amounted to $835 and $212, respectively.

As of the acquisition date (June 20, 2002), deferred tax asset of Nizhegorodskiy Teplokhod amounted to $70, net of valuation allowance of $889. As of the acquisition date (April 17, 2001), deferred tax assets of Burovaya Tekhnika amounted to $0, net of valuation allowance of $419. As of the acquisition date (December 19, 2000), deferred tax assets of Krasnoe Sormovo amounted to $0, net of valuation allowance of $548.

The deferred tax balances were calculated by applying the statutory tax rates (24%, 24%, and 35% as of December 31, 2002, 2001, and 2000, respectively) in effect at the balance sheet dates to the temporary differences between the tax basis of assets and liabilities. The amounts reported in the accompanying consolidated financial statements are comprised of the following as of December 31:

	2002	2001	2000
Deferred tax assets current:			
Revenue deferrals under long-term contracts	$ 4,915	$ 5,469	$ –
Deductible inventory provisions	3,777	4,986	–
Other accruals and provisions	7,691	–	–
Total deferred tax assets – current	16,383	10,455	–
Deferred tax liabilities – current:			
Inventories expensed for tax purposes	(7,281)	–	–
Revenue taxed on cash basis	–	(2,438)	(2,938)
Revenue accruals under percentage-of-completion method	(1,264)	–	–
Other	(761)	(18)	–
Total deferred tax liabilities – current	(9,306)	(2,456)	(2,938)
Valuation allowance for deferred tax assets	(10,591)	(4,949)	–
Net deferred tax assets – current	$ –	$ 3,393	$ –
Net deferred tax liabilities – current	$ (3,514)	$ (343)	$ (2,938)
Deferred tax assets non-current:			
Property, plant and equipment	$ 1,125	$ 372	$ 299
Available loss carry-forwards	2,598	184	1,715
Other	–	2,528	7,843
Total deferred tax assets – non-current	3,723	3,084	9,857
Deferred tax liabilities – non-current:			
Difference in depreciation	(1,431)	(36)	–
Interest accruals on trust fund	(395)	(395)	(395)
Total deferred tax liabilities – non-current	(1,826)	$ (431)	$ (395)
Valuation allowance for deferred tax assets	(3,368)	(3,084)	(9,857)
Net deferred tax assets – non-current	$ –	$ –	$ –
Net deferred tax liabilities – non-current	$ (1,471)	$ (431)	$ (395)

For financial reporting purposes, a valuation allowance has been recognized to reflect management's estimate of the deferred tax assets that are not likely to be realized.

Net statutory operating loss incurred by Izhorskiye Zavody in 1998 can be carried forward five years and expires December 2003.

Net statutory operating losses incurred by SpecStal, Krasnoe Sormovo, and Nizhegorodskiy Teplokhod in 2002 amounting cumulatively to $8,579 can be carried forward ten years and expire in 2012.

15. Taxes Payable

Taxes payable consisted of the following as of December 31:

	2002	2001	2000
VAT	$ 24,120	$ 27,376	$ 28,644
Tax penalties	14,986	26,575	31,652
Unified social tax	8,164	11,066	13,437
Unified social tax penalties	5,812	15,572	13,375
Income tax	6,131	2,978	1,624
Road-users' tax	4,910	8,317	7,596
Personal income tax	1,847	2,045	3,085
Assets tax	1,565	1,860	2,404
Other taxes	1,603	1,233	2,201
Total taxes payable	69,138	97,022	104,018
Less long-term portion	(33,236)	(49,732)	(24,968)
Taxes payable, current portion	$ 35,902	$ 47,290	$ 79,050

Tax Restructuring

Uralmash

On September 18, 2000, Uralmash signed a restructuring agreement with the state and local budgets and non-budget funds to repay its overdue taxes of $14,985 during the period of 2001-2010, and tax penalties of $9,074 during the period of 2001-2010. During 2001, Uralmash signed additional restructuring agreements with the state and local budgets to repay its overdue tax penalties of $2,216 during the same period. These restructured tax obligations bear interest at one tenth of the refinancing rate (which was approximately 28% per annum as of the restructuring date).

During 2002, Uralmash signed two restructuring agreements with non-budget funds (i) for repayment of its overdue road-users' tax of $2,993 during the period of 2002-2006 and related penalties of $1,670 during the period of 2006-2010, and (ii) for repayment of 15% (or $848) of the total penalties accrued for social taxes of $5,655 during the period of 2003-2006. In accordance with the restructuring agreement the remaining 85% of the social taxes penalties will be fully forgiven by the government if Uralmash continue to make its payments under the restructuring agreements on time.

Through December 31, 2002, 2001, and 2000, Uralmash paid $2,700, $4,473, and $538 of overdue taxes, respectively.

Izhorskiye Zavody

On March 10, 2000, Izhorskiye Zavody signed a restructuring agreement with the state budget to repay its overdue taxes of $4,074 during the period of 2000 – 2006, and tax penalties of $3,515 during the period of 2006 – 2010. These restructured tax obligations bear interest of one tenth of the CBR refinancing rate (which was approximately 55% per annum as of the restructuring date).

Through December 31, 2002, 2001, and 2000, Izhorskiye Zavody paid $3,015, $801, and $417 of overdue taxes, respectively.

On December 27, 2001, Izhorskiye Zavody signed another restructuring agreement with the state social non-budget funds to repay its overdue social taxes and related penalties of $30,345 during the period of 2002-2006, net of $6,718 reversal of pension fund penalties.

In 2002, $21,675 of the restructured penalties were forgiven and $3,015 of the restructured taxes and penalties were repaid. As of December 31, 2002, Izhorskiye Zavody had $8,692 of remaining restructured taxes and tax penalties.

UPET

As of December 31, 2002, UPET had $1,883 of taxes and related tax penalties restructured by the Ministry of Public Finance of Romania over the period through August 2006. Such restructured tax obligations bear interest at 0.06% per day. In addition, in case UPET does not comply with established schedule of payments it will become subject to additional accruals of $747 that had previously been forgiven by the Romanian tax authorities.

Other Subsidiaries

As of December 31, 2002, Pavlovsky Machinery, Nizhegorodskiy Teplokhod, and certain other Russian subsidiaries acquired over 2002 had $2,137 of remaining taxes and related tax penalties restructured under similar conditions as those applied to Uralmash and Izhorskiye Zavody over the period of 2002-2009.

Pursuant to the statutory legislation on restructuring, the above tax penalties might be fully or partially forgiven by the government if the subsidiaries make their payments under the restructuring agreements ahead of the schedule above, as follows: 50% of the penalties will be forgiven if the subsidiaries repay 50% of the principal due within two years; and the entire amount of penalties due will be forgiven if the subsidiaries repay 100% of the principal due within four years.

Aggregate maturities of taxes payable as of December 31, 2002, were as follows:

2003	$ 35,902
2004	5,505
2005	5,463
2006	9,886
2007	3,614
2008	3,207
2009	3,208
Thereafter	2,353
	$ 69,138

16. Short-Term Borrowings

Short-term borrowings consist of the following as of December 31:

	2002		2001		2000	
	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount
Alfa-Bank	12.5-14.0%	$ 8,960	14.0%	$ 9,451	14.0-16.0%	$ 6,000
Raiffeisen Bank	6.5%	6,017	–	–	–	–
Promstroibank	12.5-13.0%	4,013	–	–	–	–
Nizhegorodskiy Promstroibank	10.5%	606	–	–	–	–
Konversbank	–	–	14.8%	5,942	–	–
Bank Petrovsky	–	–	14.0-14.5%	3,437	–	–
Avtobank	–	–	14.0%	1,700	–	–
Gazprombank	–	–	9.0-9.8%	1,019	–	–
Probusinessbank	–	–	–	–	28.0%	5,327
Short-term borrowings in USD		19,596		21,549		11,327
Sberbank	18.0%	24,466	17.0-20.0%	5,318	–	–
Gazprombank	18.0%	3,146	–	–	–	–
Vneshtorgbank	18.0%	2,370	18.0%	2,322	–	–
Alfa-Bank	21.8%	1,894	18.5%	2,322	–	–
Nizhegorodskiy PromstroiBank	15.5%	852	–	–	–	–
Short-term borrowings in RBS		32,728		9,962		
BCR (Romania), Romanian lei	32.0-55.0%	604	–	–	–	–
Other		401		472		591
Total short-term borrowings		$ 53,329		$ 31,983		$ 11,918

As of December 31, 2002, Alfa-Bank loans were secured by the Company's finished goods with carrying amount of $9,743. As of December 31, 2001, such loans were secured by plant and equipment with book amount of $5,844.

As of December 31, 2002 and 2001, Alfa-Bank loans received by Izhorskiye Zavody for $7,397 and $9,451, respectively, were secured by the guarantee of ASE (one of the Company's major customers). Based on the agreement with ASE, a portion of advances for future deliveries is effected through the arrangement of loans to the Company, that are guaranteed by ASE. The Company repays the loan upon the receipt of the payment for delivered equipment. Interest expense incurred in respect to such transactions was included in total contract price with ASE.

As of December 31, 2002, Alfa-Bank loans received by KomplektAtomIzhora for $1,563 were secured by the guarantees of ASE and Izhorskiye Zavody.

As of December 31, 2002, Alfa-Bank loans received by SpecStal for $1,894 were secured by the guarantees of OAO OMZ and Izhorskiye Zavody.

Loans received from Sberbank as of December 31, 2002 and 2001, were secured by the Company's plant and equipment with net book value of $21,498 and $5,150, and finished goods with carrying amount of $13,889 and $7,649, respectively.

As of December 31, 2002, Gazprombank loans were secured by the Company's plant and equipment with carrying amount of $7,027, of which $3,715 were also pledged under Sberbank loans. As of December 31, 2001, Gazprombank loans were pledged by finished goods with carrying amount of $4,609.

As of December 31, 2002 and 2001, Vneshtorgbank loans were secured by finished goods with carrying amount of $6,055 and $4,916, respectively.

As of December 31, 2002, Promstroibank loans were secured by finished goods with carrying amount of $2,693.

As of December 31, 2002, loans received from Nizhegorodskiy Promstroybank were secured by plant and equipment and inventory with carrying amount of $507 and $6,416, respectively.

As of December 31, 2001, Konversbank loans were secured by plant and equipment and inventories with carrying amount of $871 and $6,236, respectively. As of that date loans obtained from Bank Petrovsky and Avtobank were secured by inventories of $8,166 and $2,149, respectively.

As of December 31, 2002, a loan received from Raiffeisen Bank was secured by the Company's common stock with market value of $14,140 and guaranteed by OMZAR.

17. Non-Convertible Bonds

On April 12, 2001, the Company issued 280,000 bonds (First Tranche) with a nominal value of 1000 roubles per bond. The bonds mature 720 days from the issuance date. Izhorskiye Zavody acted as a guarantor for the total amount of $11,982 for the repayment of principal and coupons of the First Tranche. The entire bond issue was purchased by OOO Russian Funds, an underwriter, for $9,596, net of issuance costs of $93. The bonds bear interest at a constant rate of 18% per annum with the interest payable semi-annually. By December 31, 2002, the Company repurchased 149,614 of these bonds, of which 109,788 were purchased in 2001, worth $3,462 at par value, and were acquired in 2001 for a token cash consideration of $360, and the assets of OOO Tube Works (Note 20). By December 31, 2002, 39,826 additional bonds were purchased from third parties for $1,370. On April 2, 2003, the First Tranche was fully redeemed.

On September 6, 2001, the Company issued 390,000 bonds (Second Tranche) with a nominal value of 1,000 roubles per bond. The bonds mature 900 days from the issuance date. The entire bond issue was sold at an action, for $13,227, net of issuance costs of $16. The bonds bear interest at a variable rate determined by the Board of Directors with the interest payable semi-annually. The coupons bear interest as follows: the first coupon – 20.85%, the second – 20.50%, the third – 18.10%, the fourth – 16.50 % and the fifth – 16.50% per annum, respectively.

On October 4, 2001, the Company issued 390,000 bonds (Third Tranche) with a nominal value of 1000 roubles per bond. The bonds mature 900 days from the issuance date. The entire bond issue was sold on an action for $13,213, net of issuance costs of $16. The bonds bear interest at a variable rate determined by the Board of Directors with the interest payable semi-annually. The coupons bear interest as follows: the first coupon – 20.85%, the second – 20.15%, the third – 18.50%, the fourth – 14.00%. On March 7, 2003, the Company issued an irrevocable offer for early redemption of the Third Tranche in full amount that may be exercised by holders during September 3-9, 2003, at par value plus accrued coupon. By December 31, 2001, the Company repurchased 161,191 of these bonds and subsequently resold them to third parties at market value.

Uralmash acted as a guarantor for the total amount of $24,544 for the repayment of the principal of the Second and the Third Tranches.

The bonds of the First, Second and Third Tranches are traded on MICEX and the Russian Trading System ("RTS") Stock Exchange. The holders of the Company's non-convertible bonds are not entitled to any additional rights or preferences.

Aggregate maturities of non-convertible bonds as of December 31, 2002, are as follows: 2003 – $4,102, and 2004 – $24,544.

As of December 31, 2002 and 2001, $1,484 and $1,333 of interest accrued on bonds held by third parties were included in other accounts payable and accruals, respectively. During the years ended December 31, 2002 and 2001, the total interest expense under three tranches of non-convertible bonds held by third parties was $6,224 and $2,233, respectively.

18. Long-Term Accounts Payable

Long-term accounts payable consisted of the following as of December 31:

	2002	2001	2000
Lentransgaz	$ 409	$ 3,769	$ 5,597
Peregrine	956	–	–
Other	57	–	–
Total long-term accounts payable	1,422	3,769	5,597
Less current portion	(409)	(1,271)	(2,042)
Accounts payable, non-current	$ 1,013	$ 2,498	$ 3,555

As of December 31, 1999, Izhorskiye Zavody had notes payable to Lentransgaz of $9,594 for the supplies of gas. As part of the restructuring plan, Izhorskiye Zavody signed restructuring agreements with Lentransgaz to repay its accounts payable in installments through 2003. The notes are rouble-denominated and interest-free. $6,667 of such notes are payable through supplies of finished goods manufactured by Izhorskiye Zavody through December 31, 2003, with the remaining balance payable in cash over the same period. In 2002 and 2001, the Company repaid $3,251 and $1,508 to Lentransgaz, respectively.

19. Long-Term Debt

Long-term debt consists of the following as of December 31:

	2002	2001	2000
ING-Bank N.V.	$ 30,000	$ –	$ –
Rurkela (Ministry of Finance)	2,639	2,639	2,639
Bhilai (Ministry of Finance)	1,312	1,312	1,312
Uraltransportbank	859	–	–
Alfa-Bank	677	–	–
Sberbank	–	1,000	–
Other	232	762	–
Total long-term debt	35,719	5,713	3,951
Less current portion	(3,248)	(3,255)	(2,544)
Long-term debt, non-current	$ 32,471	$ 2,458	$ 1,407

In November 2002, the Parent Company obtained an unsecured $30,000 loan from the London branch of ING-Bank N.V. The loan bears interest at a rate of 11.25% per annum, payable semi-annually. The principal of the loan is repayable on November 11, 2004.

In April 2002, Uralmash obtained a Euro-denominated loan from Uraltransportbank for the purchase of foreign metallurgical equipment. The loan bears interest at a rate of 7.25% per annum and is payable on April 1, 2005. The loan is secured by the underlying foreign equipment.

In May 1993, Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment for the plant in Rurkela, India under an agreement between Uralmash and Steel Authority of India, Ltd. The loan bears interest at a rate of 10% per annum. The repayment of the loan should be effected in full by July 2005. The loan is secured by the rights to receive payments under an agreement between Uralmash and Steel Authority of India, Ltd. on delivery of equipment to Rurkela Metallurgical Plant

in India. The Ministry of Finance can withhold from the Uralmash bank accounts the amount of indebtedness, or the Company's assets in the outstanding amount.

In November 1993, Uralmash obtained a loan from the Ministry of Finance of the Russian Federation for delivery of equipment to Bhilai Metallurgical Plant in India. The loan bears interest at a rate of 12% per annum. The repayment of the loan was to be effected in full by April 1995. Due to this fact the outstanding balance is shown as current portion of long-term debt. The loan is secured by the rights to receive payments under an agreement between Uralmash and Tyazhpromexport on delivery of equipment to Bhilai Metallurgical Plant. The Ministry of Finance of the Russian Federation can withhold from the Uralmash account the amount of indebtedness, or the Company's assets in the outstanding amount. No action has been taken by the Ministry of Finance of the Russian Federation to obtain immediate repayment.

In 2001, Krasnoe Sormovo obtained a US dollar-denominated loan from the Volgo-Vyatsky branch of Sberbank of $1,000. The loan bears interest at a rate of 1.5% per annum during the period from November 16, 2001 to January 25, 2003, and at a rate of 15% per annum for the period from January 25, 2003 through the repayment date (March 25, 2003). The loan is secured by US dollar-denominated promissory notes of Sberbank of $1,068 at par value (Note 6). In 2002 the loan was fully repaid.

As of December 31, 2002 and 2001, other long-term debt consisted primarily of a long-term liability for the rent of land of Izhorskiye Zavody and long-term promissory notes issued.

Aggregate maturities of long-term debt as of December 31, 2002, are as follows:

2003	$ 3,248
2004	30,583
2005	353
2006	1,535
	$ 35,719

20. Minority Interest

As of December 31, 1999	$ 165,551
Acquisition of Krasnoe Sormovo	40,281
Minority interest in net income of subsidiaries	1,234
As of December 31, 2000	207,066
Acquisition of Burovaya Tekhnika	6,523
Acquisition of additional share in Krasnoe Sormovo	(8,601)
Acquisition of additional share in Izhorskiye Zavody	(1,318)
Minority interest in net losses of subsidiaries	(1,970)
As of December 31, 2001	201,700
Acquisition of subsidiaries during 2002:	
Almaz	5,880
Pavlovsky Machinery	1,640
UPET	2,777
Third International	1,167
Nizhegorodskiy Teplokhod	572
Other	96
Minority interest in subsidiaries incorporated during 2002:	
OOO OMZ Sibir	953
Other	27
Acquisition of additional share in Krasnoe Sormovo	(12)
Disposal of 19% share in Uralmash-Tovary	358
Minority interest in net income of subsidiaries	14,719
As of December 31, 2002	**$ 229,877**

21. Shareholder's Deficiency

Common and Cumulative Preferred Stock

The Company's original charter provided for 2,830,000 shares of authorized 100-rouble par value common stock. Subsequently, the Board of Directors has authorized the issue of additional charter capital of 9,420,000 shares of common stock in April 1997, 2,750,000 shares of cumulative preferred stock in May 1997, and 4,500,000 shares of common stock in June 1997. On May 27, 1998, the Company additionally issued 18,600,000 shares of common stock with par value of 0.1 rouble. All newly issued stock was used by the Company for acquisition of its subsidiaries (Note 4) or transferred to related parties, ZAO Neftyanoi Investitsionnyi Dom and OOO Novye Vozmozhnosti, at par value with an option to re-acquire them at par value in the future.

The shares of cumulative preferred stock do not have a voting right, except for certain issues pertaining to the liquidation or reorganization of the Company or changes in the charter documents, earn dividends at 12% per annum, and have a liquidation value of 0.1 rouble per share.

In August 2000, the Company additionally authorized 30,000,000 shares of common stock for future issuances. As of December 31, 2000, the Company's authorized charter capital consisted of 66,250,000 shares of common stock and 2,750,000 shares of cumulative preferred stock with par value of 0.1 rouble per share, of which 35,350,000 and 2,750,000, respectively, were issued and outstanding at that date.

In February 1998, the Company's shareholders converted 12.2% of shares of its common stock to Global Depositary Receipts and American Depositary Receipts for trading on international stock markets. As of December 31, 2002, 2001 and 2000, Global and American Depositary Receipts amounted to 7,475,251 (23.83% of shares of its common stock), 8,259,752 (26.33% of shares of its common stock) and 8,157,133 (23.08% shares of common stock), respectively.

Treasury Stock

In December 2001, the Company re-acquired 4,424,718 shares of its common stock at a price of 0.1 rouble per share from ZAO Neftyanoi Investitsionnyi Dom and OOO Novye Vozmozhnosti, both related parties. Such repurchase of treasury stock was made under the stock option agreement that had been concluded by the parties in 1998, when these related parties acquired the Company's common stock at similar prices.

In December 2001, 450,000 shares of the treasury stock were sold to the Company's management at a price of 0.27 rouble per share. As of the dates of such sale, the Company's common stock was quoted at $4.00 per share. The Company recognized management compensation expense of $1,800 in its consolidated statement of income being the fair value of the common stock given with a corresponding increase in additional paid-in capital.

As of December 31, 2002 and 2001, 3,974,718 shares of the Company's common stock remained in treasury stock (nil in 2000). The fair value of such treasury shares as of December 31, 2002, using the RTS stock quote as of that date, was $23,252.

Stock Awards

In December 2002, the Company's Board of Directors approved a plan to distribute 442,500 shares of treasury stock to top managerial employees at a price of 10 cents per share as compensation for their services during the period of 2000 – 2002.

As of December 31, 2002, the Company's common stock was quoted at $5.80 per share. The Company recognized management compensation expense of $2,522 in its 2002 consolidated statement of income. No treasury stock was distributed through December 31, 2002.

In December 2002, the Company's Board of Directors approved an executive stock option plan for its top executives for the period of 2003 – 2005, to become effective on January 1, 2003. The Plan provides for 4,000,000 shares of the Company's common stock to be vested over the period of three years. Full vesting is conditional on the Company's share price reaching $11 over the period of three years ended December 31, 2005.

Additional Paid-In Capital

Additional paid-in capital was formed mainly in 1997-98 as a result of the issuance of the Company's common and cumulative preferred stock at prices in excess of par value or as a consideration for the acquisition of controlling stakes in Uralmash, ZSMK and Izhorskiye Zavody. As described above, $1,800 of additional paid-in capital originated in 2001 from the re-issuance of the Company's common stock to management as the consideration for the past services.

Distribution of Statutory Earnings

In accordance with Russian legislation, the Company can distribute all profits as dividends or transfer them to reserves. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements. Dividends are subject to a 6% withholding tax, which can be reduced or eliminated if paid to foreign owners under certain applicable double tax treaties.

22. Gain on Sale of Non-Core Business Units

As part of its on-going restructuring, effective 2000, the Company has started to dispose of certain of its non-core business units.

In April 2000, Izhorskiye Zavody sold a unique Mill 5000 facility, at carrying value of $5,274, to Severstal plant for $19,930.

In April 2001, the Company transferred certain tube production equipment of $1,561 at net book value as a 100% capital contribution to a newly organized legal entity, OOO Tube Works. In June 2001, the Company sold these production facilities to a third party for a total consideration of $6,100 paid in cash, various corporate promissory notes and the Company's non-convertible bonds (Note 15). The Company realized a gain of $4,539 on this sale.

23. Gain on Release from Tax Penalties

Prior to September 1, 1999, Izhorskiye Zavody recorded a $15,594 accrual related to tax penalties in respect to road-users' tax and pension funds levied by the St. Petersburg tax authorities.

In the course of 2000, various clarifications from regulatory bodies confirmed that the additional social fund accruals assessed by the tax authorities had been levied in violation of the then current tax and pension fund laws. Whereas Part One of the Tax Code of the Russian Federation, which covered the period under dispute (from January 1 through August 18, 1999), confirmed the Company's position, Izhorskiye Zavody filed an appeal with the St. Petersburg Arbitration Court. In 2000, Izhorskiye Zavody also filed an appeal in regards to the penalties on road-users' tax of $3,780.

The decision of the St. Petersburg Arbitration Court of May 28, 2001, ruled that the Company be released from the accrued pension fund penalties. In addition, during the period from April 28, 2001 to May 24, 2001, the St. Petersburg Arbitration Court passed several verdicts in the Company's favor and released it from penalties for non-timely payment of road-users' tax. Consequently, in the year ended December 31, 2000, the Company reversed contingent loss accruals made in 1999 of $11,172 and $3,780 on the release from pension fund and road-users' tax penalties, respectively.

In October 2001, following further court hearings, Izhorskiye Zavody recorded an $11,667 accrual related to tax penalties for the non-payment of its contributions to the pension fund in 1998, which was treated as a change in an accounting estimate. Subsequent to December 31, 2001, the decision of the North-West Federal Arbitration Court of June 14, 2002, ruled that the Company be released from $6,718 of such accrued pension fund penalties. Therefore, the accrual of additional pension fund penalties during the year ended December 31, 2001, was recorded net of a reversal of a portion of such penalties, in the amount of $4,949 in the consolidated statement of income.

In April 2002, the Government of the Russian Federation issued Decree No. 251 in accordance with which all entities that had been involved in the production of military equipment under governmental defense orders in 1994 – 1999 became entitled to full forgiveness of penalties accrued through January 1, 2002.

Accordingly, in 2002, Izhorskiye Zavody recognized a gain on release from tax penalties of $23,647, of which $21,675 was previously covered by restructuring agreements and $1,982 related to non-restructured penalties accrued by non-budget funds.

In addition, in 2001, following decisions of several court hearings, the Company reversed tax penalties recorded in 2000 and prior years regarding delayed payments of personal income tax in the amount of $4,313.

24. Provision for Tax Penalties

Provision for tax penalties in the year ended December 31, 2002, consisted of penalties assessed by the St. Petersburg, Nizhny Novgorod, and Romanian tax authorities for the non-timely payment of the following taxes: $714 – VAT, $523 – unified social tax or similar taxes, $491 – road-users' tax, $243 – corporate profits tax, $15 – other taxes.

In addition to pension fund penalties of $4,949 as discussed in Note 3, provision for tax penalties in the year ended December 31, 2001, consisted of penalties assessed by the Ekaterinburg and St. Petersburg tax authorities for the Uralmash and Izhorskiye Zavody non-timely payment of the following taxes: $1,721 – road-users' tax, $1,693 – VAT, $1,326 – unified social tax or similar taxes, $622 – personal income taxes, $924 – other taxes.

Provision for tax penalties in the year ended December 31, 2000, consisted of penalties assessed by the St. Petersburg tax authorities for the Izhorskiye Zavody non-timely payment of the following taxes: $2,460 – personal income tax, $1,748 – unified social tax or similar taxes, $1,242 – VAT, $1,334 – road-users' tax and $1,215 – other taxes.

25. Commitments and Contingencies

Tax Optimization

The Company uses a number of methods to reduce or minimize its tax obligations, including transfer of its profits offshore or to domestic tax havens. This resulted in significant tax savings to the Company in 2001 and prior years. There is a risk that certain tax optimization transactions may be challenged by authorities and result in significant penalties and other liabilities, or the opportunities to execute such transactions may cease.

Management believes that the Company will continue to manage and adapt to any amendments or new regulations, which may impact upon current business practice and operations to avoid any material adverse effect.

Economic and Political Environment in Russia

The Russian economy while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls, which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

As of December 31, 2002, the Company does not believe that any material matters exist relating to the developing markets and evolving fiscal and regulatory environment in Russia, including current pending or future governmental claims and demands, which would require adjustment to the accompanying consolidated financial statements for those statements not to be misleading.

The Company may be subject to loss contingencies pursuant to Russian national and regional environmental claims that may arise from past and current operations. As Russian laws and regulations evolve concerning environmental assessments and cleanups, the Company may incur future costs, the amount of which is currently indeterminable due to such factors as the current state of the Russian regulatory process, the ultimate determination of responsible parties associated with these costs and the Russian government's assessment of respective parties' ability to pay for these costs related to environmental reclamation.

The Company's operations and financial position will continue to be affected by Russian political developments including the application of existing and future legislation and tax regulations. The likelihood of such occurrences and their effect on the Company could have a significant impact on the Company's ability to continue operations. The Company does not believe that these contingencies as related to its operations, are any more significant than those of similar enterprises in Russia.

26. Segment Information

The Company has six reportable operating segments. These segments are combinations of business units that have separate management teams and offer different products and services. A brief description of each segment is as follows:

Oil and gas equipment segment produces three major types of drilling equipment, specifically oil and gas drilling rigs, drilling rig units and components and drilling rig spare parts and related services. Drilling equipment is manufactured at Uralmash, ZSMK, Burovaya Tekhnika, Krasnoe Sormovo, Pavlovsky Machinery and UPET. One of the new Company's subsidiaries, FGL Buyer, is specializing in naval architecture and marine engineering in the offshore drilling industry.

Metallurgical equipment segment specializes in equipment for all consecutive stages of ore processing and metal production. The product range includes sintering machines, burning kilns, blast furnace equipment, continuous casting machines, rolling-mill equipment, forging, and molding equipment. The major production sites for metallurgical equipment are Uralmash and Izhorskiye Zavody.

Mining equipment segment engineers and manufactures three major types of mining equipment: excavators (electric mining excavators and walking draglines), crushing equipment, and rock-drilling machines. Mining equipment is produced at Uralmash and Izhorskiye Zavody.

Specialty steel segment produces 150 specialty steel grades and a variety of castings and forgings. The Company produces high-strength structural grades, corrosion-resistant, radiation-resistant, heat-resistant, cold-resistant, non-magnetic and high-alloyed grades of steel. Standard types of casting, forging, and molding production include retaining rings for power generating equipment, chill mould blanks, bearing ring blanks, column equipment, ship spindles, mill rolls, tank courses, as well as similar custom-made metal products. A significant part of the basic metal production is used internally as an input for metallurgical equipment, equipment for nuclear power plants, mining equipment, and drilling equipment. Specialty steels are manufactured primarily at Uralmash, Izhorskiye Zavody and Krasnoe Sormovo.

Nuclear power plant equipment segment production is based at Izhorskiye Zavody and produces three major types of equipment for the nuclear power industry:

- Primary circuit equipment for nuclear power plants. A standard set of primary circuit equipment produced by the Company comprises of a reactor vessel , in-vessel components, and a cover with extending pipes.
- Spent nuclear fuel containers for nuclear power blocks. The Company manufactures containers for storage and transportation of spent nuclear fuel from pressurized water reactors and scientific nuclear reactors.
- A wide range of spare parts.

In addition, the segment provides services for installation of nuclear power plants equipment and project management of long-term contracts for construction of nuclear power plants.

Shipbuilding segment designs and manufactures a wide range of civil, military, and special-purpose vessels. The Company's current product range includes dry-cargo carriers with deadweight of up to 6,000 tons and oil tankers with deadweight of up to 8,000 tons. Shipbuilding production is located at Krasnoe Sormovo, Nizhegorodskiy Teplokhod, Third International, and Almaz.

All remaining activities are included in "Corporate and Other" category for reporting purposes.

All six segments meet the criteria set for reportable segments. The Company evaluates performance and allocates resources based on gross margin. Intersegment turnover is shown at market-based prices, at a gross margin of 23%, 26% and 1% in the years ended December 31, 2002, 2001 and 2000, respectively. Management believes that the utilization of profit (loss) from operations has limited usefulness as it involves significant judgment in allocating overhead costs because of the Company's complex operating structure. Selling, general, and administrative expenses and indirect production costs were allocated among business segments in the same proportion as direct costs.

A significant part of plant and equipment at the Company's major production facilities, specifically Uralmash and Izhorskiye Zavody, may be used, and is actually used, for various business segments depending on available production capacity and customers' orders. In addition, significant quantities of raw materials could also be used for different business segments. Such multi-purpose plant and equipment and inventories totaled $137,134, $156,065, and $163,396 as of December 31, 2002, 2001, and 2000, respectively. The depreciation charge for such plant and equipment was allocated to business segments in proportion to man-work hours charged to segments.

Segment information for 2002:

	Oil and gas equipment	Metallurgical Equipment	Mining Equipment	Speciality Steels	Equipment for nuclear power plants	Ship-Building	Other	Total
Revenues from external customers	$ 141,327	47,836	37,818	46,425	74,266	46,470	41,241	$ 435,383
Intersegment revenues	$ –	–	–	58,216	–	–	–	$ 58,216
Gross margin............	$ 30,507	16,982	7,599	14,390	24,262	6,728	(4,150)	$ 96,318
Gross margin, %	22%	36%	20%	14%	33%	14%	-10%	22%
Depreciation and amortization	$ 8,053	2,089	1,397	3,025	1,918	1,038	7,670	$ 25,190
Income (loss) from operations	$ (1,935)	16,723	1,167	6,818	13,390	777	(16,330)	$ 20,610
Interest expense........	$ 143	62	–	46	–	223	11,616	$ 12,090
Segment assets	$ 75,833	23,722	34,554	62,938	66,830	86,899	241,756	$ 592,532
Capital expenditures	$ 1,908	4,214	–	715	–	1,495	14,449	$ 22,781

Segment information for 2001:

	Oil and gas equipment	Metallurgical Equipment	Mining Equipment	Speciality Steels	Equipment for nuclear power plants	Ship-Building	Other	Total
Revenues from external customers	$ 45,835	47,553	36,493	57,163	58,709	18,557	48,806	$ 313,116
Intersegment revenues	$ –	–	–	81,265	–	–	–	$ 81,265
Gross margin............	$ 6,658	8,733	4,932	29,007	6,977	(3,619)	10,539	$ 63,227
Gross margin, %	15%	18%	14%	21%	12%	-20%	22%	20%
Depreciation and amortization	$ 4,441	3,503	2,375	6,525	1,985	650	3,081	$ 22,560
Income (loss) from operations	$ (7,028)	(2,189)	(1,862)	17,141	(2,816)	(2,153)	(179)	$ 914
Interest expense........	$ –	265	–	–	–	–	8,043	$ 8,308
Segment assets	$ 77,492	27,776	26,943	53,663	54,941	29,102	264,046	$ 533,963
Capital expenditures	$ 6,800	1,091	–	7,578	230	786	19,650	$ 36,135

Segment information for 2000:

	Oil and gas equipment	Metallurgical Equipment	Mining Equipment	Speciality Steels	Equipment for nuclear power plants	Ship-Building	Other	Total
Revenues from external customers	$ 19,479	53,927	33,992	62,755	23,592	–	47,279	$ 241,024
Intersegment revenues	$ –	–	–	89,930	–	–	–	$ 89,930
Gross margin............	$ (4,607)	13,929	5,854	1,364	6,069	–	(2,628)	$ 19,981
Gross margin, %	-24%	26%	17%	1%	26%	–	-6%	8%
Depreciation and amortization	$ 2,501	3,825	1,877	9,544	1,064	–	1,861	$ 20,672
Income (loss) from operations	$ (12,721)	2,516	(1,053)	(9,795)	3,276	–	(14,007)	$ (31,784)
Interest expense........	$ –	230	–	–	–	–	1,109	$ 1,339
Segment assets	$ 23,820	18,608	27,258	54,956	28,631	35,062	317,371	$ 505,706
Capital expenditures	$ –	13	259	991	38	11,289	14,825	$ 27,415

In addition to the segment-based accountability, the Company has developed an internal measurement system to evaluate performance and to drive continuous improvement by subsidiary. This measurement system, which is not based on US GAAP, is intended to motivate desired behaviour of executive-level employees and drive performance, and specifically achieve cost reduction. This information used for internal purposes varies significantly from the Company's consolidated, externally reported information resulting in substantial reconciling items.

The Company sells its products in several markets. External sales by major geographic region were as follows:

	2002	2001	2000
Russia	$ 280,036	$ 231,313	$ 200,524
Asia	84,763	50,298	22,300
Commonwealth of Independent States	24,705	16,309	6,300
Europe	39,389	15,092	11,600
North America	4,204	–	–
Other regions	2,286	104	300
Total sales	$ 435,383	$ 313,116	$ 241,024

27. Subsequent Events (unaudited)

In March 2003, the Parent Company issued 900,000 corporate bonds (Fourth Tranche) with a nominal value of 1000 roubles per bond. The entire bond issue was sold at an auction for $28,200, net of issuance costs of $290, in the domestic market. The bonds have a 6-year maturity, pay semiannual coupons, and feature an auction rate re-set mechanism. The bonds are redeemable at the option of holders on the 18th and 42nd month, at par. The initial coupon rate was set at 13%.

On January 8, 2003, the Parent Company purchased 19.998% of the common stock of ZAO Atomenergoexport ("**AEE**"), which represent 40.8% of the outstanding common stock, for the total consideration of $4,858. AEE is engaged in the export of nuclear power plant equipment and services, and owns 49% of the issued shares of ASE, one of the largest EPIC (engineering, procurement, installation, commissioning) contractors in the nuclear equipment industry, with 9% of the ASE issued common stock being held as treasury. Since its foundation in 1973, ASE has constructed 29 generation blocks for nuclear power plant stations. ASE is the Company's largest individual client handling all sales of the Company's nuclear power plant equipment abroad. AEE and ASE currently specialize in providing turnkey solutions for nuclear power plant stations, including current construction of stations in Iran, China, and India (with a total contract price approximating $4,500,000), as well as certain minor projects in Bulgaria and Slovakia. Management believes that this investment represents an important step in the Company's strategy to position itself as a major player on the growing market for nuclear power plant equipment. The Company has not completed its assessment of the impact of the acquisition of AEE and ASE on its financial position and results of its operations.

In January 2003, the Parent Company acquired a controlling 50.94% interest in OAO Zarubezhenergoproekt, a research and development institute specializing in engineering and new technology development for both nuclear and traditional energy generation plants, for $1,100.

In January 2003, the Company acquired 32.7% of the outstanding common stock of BioLink through Lotterby, related party, for a total cash consideration of $3,517.

In May 2003, the Company acquired 50% plus ten shares of the outstanding common stock of Volgograd Shipbuilding Plant, which specializes in the manufacturing of river-sea vessels as well as other equipment for the oil and gas industry, for a total cash consideration of $4,500.

In May 2003, the Severstalmash group of companies, machine-building division of Severstal Group, entered into an agreement to acquire the Company's metallurgical equipment business. According to the agreement Severstalmash will make use of the sales organization and the engineering expertise of the Company's metallurgical equipment segment and also acquire the right to use the corresponding trademarks. The deal does not entail the transfer of the Company's production facilities to Severstalmash, and the latter is expected to continue placing its orders for metallurgical equipment as well as spare parts at those facilities. The parties agreed to postpone the disclose of certain details of the sale, including price, until after the completion of the transaction, which is expected to occur by early August, 2003.

On November 25, 2002, the AICPA International Practices Task Force concluded that, effective January 1, 2003, Russia should cease being considered a highly inflationary economy for purposes of FAS

52 "Foreign Currency Translation". The Company is currently evaluating the impact the pronouncement will have on future financial statements.

In 2003, the Company obtained a $10,000 rouble-denominated loan from Sberbank. The loan bears interest at a rate of 18% per annum and payable by November 24, 2003. The loan is secured by inventories of Izhorskiye Zavody and is guaranteed by the Parent Company.

On April 9, 2003, Krasnoe Sormovo received the first advance for the construction of a diesel submarine from Rosoboronexport of $38,506. According to the contractual terms, this advance was secured by Vneshtorgbank promissory notes with comparable book value purchased by the Company and deposited with Vneshtorgbank. The Company financed the acquisition of the Vneshtorgbank promissory notes through long-term borrowings from Vneshtorgbank of $37,000.

REGISTERED

OFFICE OF THE PARENT COMPANY

OAO Obedinennye Mashinostroitelnye Zavody (Uralmash-Izhora Group)
Ploschad Pervoi Pyatiletki
Ekaterinburg
602212
Russia

AUTHORISED ADVISER

To the Parent Company

ING Bank N.V., London Branch
60 London Wall
London EC2M 5TQ
England

LEGAL ADVISERS

To the Parent Company

as to English and United States law:
Clifford Chance Limited Liability Partnership
10 Upper Bank Street
London E14 5JJ
England

as to Russian law:
Clifford Chance CIS Ltd
Ul. Sadovaya-Samotechnaya 24/27
7th Floor
Moscow 12751
Russia

AUDITORS

To the Parent Company

Ernst & Young (CIS) Limited
Podsosensky Pereulok 20/12
Moscow 103062
Russia

DEPOSITARY

Bank of New York
101 Barclay Street
New York, NY 10286
United States of America